Form 20-F
period 2021-12-31
Missfresh Ltd
filed 2022-11-14
CIK 1851682

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                    to

Commission file number: 001-40529

Missfresh Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3rd Floor, Block A, Vanke Times Center

No. 9 Wangjing Street

Chaoyang District, Beijing 100016

The People’s Republic of China

+86 10 8177 3988

(Address of principal executive offices)

Zheng Xu, Chief Executive Officer

Telephone: +86 10 8177 3988

Email: ir@missfresh.cn

3rd Floor, Block A, Vanke Times Center

No. 9 Wangjing Street, Chaoyang District

Beijing 100016

The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing ninety Class B ordinary shares, par value US$0.0001 per share)	MF	The Nasdaq Stock Market LLC (The Nasdaq Global Market)
Class B ordinary shares, par value US$0.0001 per share *		The Nasdaq Stock Market LLC (The Nasdaq Global Market)
*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

706,354,477 ordinary shares outstanding (consisting of 86,383,174 Class A ordinary shares and 619,971,303 Class B ordinary shares), par value US$0.0001 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ◻ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐  Yes   ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts which may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each currently representing ninety Class B ordinary shares;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“DMW” are to distributed mini warehouse;
●	“gross merchandise volume” or “GMV” are to the total value of all orders, for products and services placed on the “Missfresh” mobile application, mini programs or through third-party platforms, excluding the orders that were canceled and those generated from offline channels. The calculation of GMV includes coupons and incentives offered to users and value-added taxes we paid, both of which were excluded from our net revenues. We believed that GMV provided a measure of the overall volume of transactions in a given period and was only useful for the purposes of industry and peer comparisons, even though the definitions of GMV adopted by other market players may be different from ours; therefore, it should not be used as a financial metric.
●	“inventory loss rate” are to the quotient of the amount of write-down of inventories during a specific period divided by the amount of net revenues in the same period;
●	“mini program” or “mini programs” are to services run on third-party platforms, such as Weixin, that provide functions similar to those of standalone mobile applications;
●	“Missfresh,” “we,” “us,” “our company” and “our” are to Missfresh Limited, our Cayman Islands holding company and its subsidiaries;
●	“neighborhood retail” are to the retail business that offers high-frequency consumption products needed by community residents with convenient availability, mainly consists of fresh produce such as fruits, vegetables, dairy products, meat, eggs, and seafood, as well as fast-moving consumer goods including packaged food, beverages, cosmetics and personal care products;
●	“on-demand” are to allowing customers to purchase products immediately when a need surfaces, anywhere and anytime;
●	“our platforms” are to our mobile application “Missfresh” and “Missfresh” mini program embedded in third-party social platforms such as Weixin that we operated in the past before we shut down on-demand DMW retail business in July 2022;
●	“orders fulfilled” are to the total number of orders fulfilled, including the orders for products sold in our on-demand DMW retail business, net of orders cancelled;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“smart fresh malls” are to standardized and digitalized fresh markets that are empowered by us with technology;
●	“transacting user” in a given period are to user accounts that placed one or more orders on the Missfresh mobile app and mini program, excluding the orders that were canceled; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On November 4, 2022, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.2996 to US$1.00.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Effective October 17, 2022, we effected a change of the ratio of the ADS to our Class B ordinary shares from one ADS representing three Class B ordinary share to one ADS representing ninety Class B ordinary shares. Currently, each ADS represents ninety Class B ordinary shares. The change in the ratio of the ADS to our Class B ordinary shares had no impact on our underlying Class B ordinary shares, and no Class B ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class B ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—B. Business Overview.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the neighborhood retail market, intelligent fresh market and retail cloud services market;
●	our expectations regarding demand for of our products and services;
●	our expectations regarding our relationships with our consumers, users, suppliers, and other business partners;
●	competition in our industry;
●	our proposed use of proceeds; and
●	relevant government policies and regulations relating to our business.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—B. Business Overview,” “Item 4. Information on the Company—B. Business Overview—Regulation” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The neighborhood retail market, intelligent fresh market and retail cloud services market in the PRC may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure

Missfresh Limited is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries based in China. We and our subsidiaries are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board (United States), or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs and/or common shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our subsidiaries in China, including food operation permits. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our businesses in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

The PRC governmental authorities have promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. Under PRC laws and regulations effective as of the date of this annual report, none of us or our PRC subsidiaries (i) is required to obtain any permission from the China Securities Regulatory Commission, or the CSRC, (ii) is required to go through a cybersecurity review conducted by the Cyberspace Administration of China, or the CAC, or (iii) has received any notice from any PRC authority requiring us to obtain any permissions, in each case in connection with our previous issuance of securities to foreign investors. However, in certain circumstances, the relevant PRC governmental authorities may perform cybersecurity review on us. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.”

Meanwhile, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F. The related risks and uncertainties could cause the value of the ADSs to significantly decline. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “—Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

Missfresh Limited is a holding company with no operations of its own. We conduct our operations through our subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Missfresh Limited’s ability to pay dividends to the shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict our PRC subsidiaries’ ability to pay dividends to Missfresh Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Missfresh Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling RMB2,567.1 million, RMB3,217.8 million and RMB9,069.5 million (US$1,423.2 million) as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC subsidiaries to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Under PRC law, Missfresh Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2019, 2020 and 2021, Missfresh Limited provided capital contributions and loans with outstanding principal amount of RMB569.5 million, RMB1,226.4 million and RMB3,452.9 million (US$541.8 million), respectively, to our intermediate holding companies and subsidiaries.

As of December 31, 2021, Missfresh Limited, the parent company, had made cumulative capital contribution of RMB9,718.0 million (US$1,525.0 million) to our PRC subsidiaries through intermediate holding companies.

In the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.

In the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to Missfresh Limited, the parent company, by our subsidiaries.

In the years ended December 31, 2019, 2020 and 2021, no dividends were made to U.S. investors.

Missfresh Limited has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Calculation (1)
Hypothetical pre-tax earnings	100.0%
Tax on earnings at statutory rate of 25% (2)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10% (3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal Chinese taxable income.
(2)	Certain of our subsidiaries qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(3)	PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to specific qualification requirements at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied even though we have Hong Kong subsidiaries and would likely make any dividends through them.

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Audit Committee Independent Review, Internal Controls and Related Matters

●	We substantially completed an audit committee independent review in 2022, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees.
●	We have identified two material weaknesses in our internal control over financial reporting as of December 31, 2021, and if we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of the ADSs may be adversely affected.
●	The filing of this Form 20-F may not make us “current” in our Exchange Act filing obligations, which means we retain certain potential liability and may not be eligible to use certain forms or rely on certain rules of the SEC.

Risks Relating to Our Business and Industry

●	We have incurred net losses, negative cash flows from operation activities and net current liabilities in prior years. If we are not able to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.
●	We adopted significant business strategy adjustments in July 2022 and these business strategy adjustments may not be successful ultimately.
●	If we are unable to execute our strategies effectively, our business and prospects or investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our Class B ordinary shares and/or ADSs may decline.
●	We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.
●	Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.
●	Our limited operating history makes it difficult to evaluate our business and prospects.
●	Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.
●	Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

●	We have entered into certain agreements for receiving strategic investment and disposing of certain business and assets, and such transactions have not been closed and we may not be able to close this transaction in a timely manner or at all.
●	We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Risks Relating to Doing Business in China

●	Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

Risks Relating to Our ADSs and Shares

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
●	Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.
A.[Reserved]
B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Relating to Our Audit Committee Independent Review, Internal Controls and Related Matters

We substantially completed an audit committee independent review in 2022, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees.

As previously announced in April 2022, the independent audit committee of our board of directors (the “Audit Committee”), with the assistance of third-party professional advisors—including a leading international law firm and forensic accounting experts from a Big-Four accounting firm that is not our auditor—conducted an independent internal review of certain transactions carried out by our Next-Day Delivery Business Unit (“Next-Day Delivery BU”) with third-party suppliers and customers in 2021 (the “Review”). The Review involved analyzing and sample-testing certain transactions carried out by the Next-Day Delivery BU in 2021; reviewing select documents, including electronic data collected from certain Company management-level executives and relevant employees in the Next-Day Delivery BU in 2021; and interviewing Company management-level executives and relevant employees who were available and willing to participate in such interviews.

The Review is substantially complete and identified certain transactions carried out by the Next-Day Delivery BU in 2021 that exhibited characteristics of questionable transactions, such as undisclosed relationships between suppliers and customers, different customers or suppliers sharing the same contact information, and/or lack of supporting logistics information. As a result, certain revenue associated with these reporting periods in 2021 may have been inaccurately recorded in our financial statements. Based on the Review’s investigative steps as described above, the individual employees in the Next-Day Delivery BU responsible for carrying out the questionable transactions have been identified. All of them gave notices of resignation to us before the conclusion of the Review. The Review did not uncover any evidence indicating that Company management-level executives were involved in or aware of any misconduct relating to the questionable transactions at the time of their occurrence. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Independent Review.”

We incurred significant costs in connection with the Review, and our management team devoted significant time to the Review. We and our current and former directors and officers may be subject to litigation claims and to regulatory inquiries, investigations, or other proceedings arising from or relating to the Review. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Any additional lawsuits that may be filed, or any regulatory inquiries, investigations, or proceedings that may be commenced, will likely consume a significant amount of our internal resources and result in additional costs.

We have entered into indemnification agreements with our current and former directors and officers, and our articles of association require us, to the fullest extent permitted by Cayman Islands law, to indemnify each of our directors and officers who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was our director or officer. Although we maintain insurance coverage in amounts and with deductibles that we believe are appropriate for our operations, our insurance coverage may not cover all claims that may be brought against us or our current and former directors and officers, and insurance coverage may not continue to be available to us at a reasonable cost. As a result, we may be exposed to substantial uninsured liabilities, including pursuant to our indemnification obligations, which could materially and adversely affect our business, prospects, results of operations and financial condition.

Matters relating to or arising from the Review, including adverse publicity and potential concerns from our customers and partners, have had and could continue to have an adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity focusing on the Review and adjustments of our unaudited financial statements for the three months ended March 31, 2021, June 30, 2021 and September 30, 2021 as previously furnished to the SEC on Form 6-K, and we may be adversely impacted by negative reactions from our users, partners or others with whom we do business. Concerns include the perception of the effort required to address our accounting and control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers could harm our business and have an adverse effect on our financial condition.

We have identified two material weaknesses in our internal control over financial reporting as of December 31, 2021, and if we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of the ADSs may be adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm have identified two material weaknesses in our internal control over financial reporting as of December 31, 2021. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The two material weaknesses identified in our internal control over financial reporting as of December 31, 2021 include (i) a material weakness related to our failure to design and implement effective controls with a sufficient level of precision to prevent and detect misstatements related to our certain transactions within the Next-Day Delivery BU, and (ii) a material weakness related to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We have taken measures and plan to continue to take measures to remediate these deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify additional material weaknesses or significant deficiencies in the future.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. As we are no longer an emerging growth company, we will also be subject to the requirement that an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, if we become a large accelerated filer or an accelerated filer. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

The filing of this Form 20-F may not make us “current” in our Exchange Act filing obligations, which means we retain certain potential liability and may not be eligible to use certain forms or rely on certain rules of the SEC.

We are filing a comprehensive annual report on Form 20-F since we have been delinquent in meeting our periodic reporting requirements with the SEC, following, by analogy, previously issued guidance from the staff of the SEC’s Division of Corporation Finance, or the Staff, with respect to U.S. domestic issuers. Our filing of this Form 20-F does not necessarily mean that the Staff will conclude that we have complied with all applicable financial statement requirements or complied with all reporting requirements of the Exchange Act, nor does it foreclose any enforcement action by the SEC with respect to our disclosure, filings or failures to file reports under the Exchange Act.

This Form 20-F for the year ended December 31, 2021 includes our audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021. We have not amended, and do not intend to amend, our quarterly financial statements for each of the first three quarters in 2021 attached as exhibits to our current reports on Form 6-K previously furnished to, the SEC. Without the unamended reports, investors may not be able to review certain financial and other disclosures that would have been contained in those reports, which would have provided an additional source of information for their evaluation of their investment in us. As a result of our failure to maintain current filings with the SEC in the past, our use of this format of the Form 20-F and any potential enforcement action from the SEC or other regulatory agencies, we may not be eligible to use certain short-form registration statements or rely on certain rules of the SEC. This could increase our transaction costs and adversely impact our ability to raise capital in a timely manner.

Risks Relating to Our Business and Industry

We have incurred net losses, negative cash flows from operation activities and net current liabilities in prior years. If we are not able to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We incurred significant losses in the past. We incurred a net loss of RMB2,909.4 million, RMB1,649.2 million and 3,849.8 million (US$604.1 million) in 2019, 2020 and 2021, respectively. Net cash used in our operating activities was RMB1,966.9 million, RMB1,611.8 million and RMB2,589.0 million (US$406.3 million) in 2019, 2020 and 2021, respectively. We recorded total current liabilities of RMB2,418.8 million, RMB2,897.8 million and RMB3,299.3 million (US$517.7 million) as of December 31, 2019, 2020 and 2021, respectively.

Our ability to achieve profitability depends on our ability to improve our market position and profile, increase our operational efficiency and obtain financing, which may be affected by numerous factors beyond our control. There can be no assurance that we will achieve this goal, and we may incur losses, negative cash flows from operating activities and net current liabilities in the future, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations. If we are unable to maintain profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may need additional capital, and financing may not be available on terms acceptable to us, or at all.”

Our consolidated financial statements for the year ended December 31, 2021 included in this annual report have been prepared based on the assumption that we will continue on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, our conditions and events raise substantial doubt about our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The consolidated financial statements included in this annual report do not include any adjustments that might result from the outcome of such uncertainties.

The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all. Further, if we cannot continue as a going concern, we may be forced to discontinue operations and liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, which would cause our shareholders and holders of ADSs to lose all or a part of their investment.

We adopted significant business strategy adjustments in July 2022 and these business strategy adjustments may not be successful ultimately.

As previously disclosed in the Form 6-K furnished with the SEC on July 29, 2022, we had to adopt significant adjustments to our business strategy for sustainability, including a temporary shutdown of our on-demand DMW retail business and staff optimization. The on-demand DMW retail business contributed approximately 90% of our total net revenue for the year ended December 31, 2021, and therefore these significant adjustments to our business strategy have resulted in a material and adverse impact on our business, financial performance, reputation and prospect. We will decide if and when we will re-open the on-demand DMW retail business depending on the development of our financings and business operations. Subsequently, we also decided to shut down our Next-Day Delivery BU. As of the date of this annual report, it is still undecided if and when we will re-open the on-demand DMW retail business.

Furthermore, in connection with these significant adjustments to our business strategy, we estimate that we have incurred material impairment losses on assets, substantially all of which incurred in the third quarter of 2022. These material impairment losses on assets may materially and adversely affected our financial performance for the year ending December 31, 2022.

In the future, we plan to further adjust our business strategy to transition to an integrated online and offline platform to drive and upgrade the digitalization of China’s neighborhood retail industry, leveraging our extensive market know-how on the grocery supply chain and pioneering technological innovations, such as our proprietary Retail AI Network. To achieve this, our business operations will have to go through considerable changes, such as planning to offer new products and services, adjusting our business process and model, hiring new employees and building up new departments, and collaborating with new business partners. We may experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during the transitional period

It is uncertain whether these efforts will eventually bring us benefits as we anticipated. If we fail to achieve some or all of the expected benefits of these significant business strategy adjustments, our business, financial condition and results of operations could be materially and adversely affected. Even if these business strategy adjustments work successfully as we planned, the actual costs incurred in this process may be substantially higher than we anticipated. There might also be other issues and negative consequences arising from these business strategy adjustments such as loss of borrower base, internal control issues, changes in employee structure as well as other unexpected consequences, any of which may have a material adverse effect on our competitive position, business, financial condition and results of operations.

If we are unable to execute our strategies effectively, our business and prospects or investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our Class B ordinary shares and/or ADSs may decline.

Our business, results of operations and financial condition depend in part on our ability to effectively implement our strategies. As part of our business strategies, we plan to further improve our retail infrastructure and technology platform and continue to optimize new business initiatives, including private label product retail. In addition, as we optimize our new business initiatives, we will need to work with new suppliers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers. We may have limited or no experience for certain new business initiatives, and our expansion into these new business initiatives may not achieve broad user acceptance. In addition, these initiatives may present new and difficult technological or operational challenges, and we may be subject to claims if our customers or users are not satisfied with the quality of the products or services or do not have satisfactory experiences in general. To effectively manage our operations and personnel, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All these endeavors involve risks and will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our operations and personnel or to implement all these systems, procedures and control measures successfully or that our new business initiatives will be successful. If we are not able to execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our revenues may decline for any number of possible reasons, such as decreased consumer spending, increased competition, slowdown in the growth or contraction of the retail or neighborhood retail industry in China, emergence of alternative business models, changes in government policies or general economic conditions, and natural disasters or virus outbreaks. If our revenues decline, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our Class B ordinary shares and/or ADSs could decline.

We have been subject to legal and regulatory proceedings and may continue to be subject to these proceedings from time to time in the ordinary course of our business.

We are subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving personal injury, property damage, labor and employment, commercial disputes, user complaints, food quality and safety, intellectual property disputes, promotional activities, pricing activities, consumer protection, data and privacy protection, compliance with regulatory requirements and other matters. We may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new business offerings. We are also regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of retailers and merchants in our intelligent fresh markets and delivery riders and delivery business partners for our new businesses. The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our reputation and brand, business, financial condition and results of operations. In addition, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could also harm our business, financial condition and results of operations.

As our digital economy expands, including across jurisdictions and through the addition of new businesses, we may encounter a variety of these claims, including those brought against us pursuant to anti-monopoly or unfair competitions laws or involving higher amounts of alleged damages. Laws, rules and regulations may vary in their scope and overseas laws and regulations may impose requirements that are more stringent than, or which conflict with, those in China. We have acquired and may acquire companies that may become subject to litigation, as well as regulatory proceedings. In addition, in connection with litigation or regulatory proceedings we may be subject to in various jurisdictions, we may be prohibited by laws, regulations or government authorities in one jurisdiction from complying with subpoenas, orders or other requests from courts or regulators of other jurisdictions, including those relating to data held in or with respect to persons in these jurisdictions. Our failure or inability to comply with the subpoenas, orders or requests could subject us to fines, penalties or other legal liability, which could have a material adverse effect on our reputation, business, results of operations.

In addition, if we were to be involved in anti-monopoly and competition laws and regulations related scrutiny or action, governmental agencies and regulators may, among other things, prohibit future acquisitions, divestitures, or combinations we plan to make, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. Due to the uncertainty of legislation and local implementation of anti-monopoly and competition laws and regulations in the PRC, we cannot assure you that we will not be subject to any investigations, claims or complaints of alleged violations of these laws and regulations.

The existence of litigation, claims, investigations and proceedings may harm our reputation, limit our ability to conduct our business in the affected areas and adversely affect the trading price of our ADSs. The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any litigation, investigation or proceeding could cause us to pay damages, incur legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit in the United States. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” We may continue to subject to lawsuits from time to time in the future, including but not limited to putative class action lawsuits brought by shareholders. In addition, as of October 31, 2022, our PRC subsidiaries, including but not limited to Beijing Missfresh E-commerce Co., Ltd., Qingdao Missfresh E-commerce Co., Ltd., Changshu Missfresh E-Commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., had been named as defendants in approximately 616 lawsuits in China brought primarily by our previous suppliers and in approximately 765 labor disputes brought by our employees or former employees for approximately RMB812.7 million in aggregate. These lawsuits and disputes could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle such lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We continue to innovate our business and invest in research and development. Failure to continue to innovate our technology or develop new technologies and offerings to adapt to changing user needs could harm our prospect.

To remain competitive, we must continue to enhance and improve the functionality of our technology systems and to develop new features to adapt to changing market trends and user preferences. The neighborhood retail industry is characterized by rapid technological evolution, including frequent introductions of new products and services embodying new technologies. Any technology development in the neighborhood retail industry may pressure both incumbent and new market players to implement cost-effective technologies even more rapidly. Our business operations and prospect depend, in part, on our ability to identify, develop, acquire or license advanced technologies and respond to technological innovations and emerging industry practices in a cost-effective and timely way.

In addition, we must regularly improve and upgrade our technology systems to keep pace with our user demands to ensure more efficient management. However, while we have continuously enhanced our proprietary technology systems, we may fail to execute technology improvements corresponding to our business plan or developing new technologies to adapt to changing user needs and industry breakthrough and the failure to do so could harm our reputation and business and may also impede our prospect.

We have invested in the development of new technologies and business initiatives and obtained or applied for registered patent rights supporting various aspects of our operations. However, the development of proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully innovate or effectively use new technologies to meet user needs or emerging industry standards and any failure to do so may render our services less competitive or attractive, and our business and prospects may be materially and adversely affected.

As we continue to revolutionize the neighborhood retail industry with our intelligent fresh market business and recently launched retail cloud business initiative, we may not be able to achieve our expected returns from such new business lines or sustain our historical overall growth rates.

We launched our intelligent fresh market business in the second half of 2020 and started the retail cloud business initiative in 2021 for fresh markets and retailers to revolutionize the neighborhood retail business. In the future, we plan to further adjust our business strategy to transition to an integrated online and offline platform to promote the neighborhood retail industry, leveraging our extensive market know-how on the grocery supply chain and pioneering technological innovations, such as our proprietary Retail AI Network. Our expansion of new business lines and services may result in unseen risks, challenges and uncertainties. We may incur additional capital expenditure to support the expansion of our intelligent fresh market and retail cloud business initiatives. In addition, due to the limited operating history of these newly launched business lines, there is no guarantee that we may increase our revenues generated from such new businesses. Also, our failure to manage costs and expenses and evaluate user demands with respect to such new businesses could materially and adversely affect the prospects of us achieving overall profitability of and recouping our investments in these new business lines. Moreover, these new business lines may require significant managerial, financial, operational and other resources, as well as the smooth cooperation and performance by the third-party fresh market in accordance with the cooperative agreements between us and the third-party fresh market. We may also face higher regulatory, legal and counterparty risks from entering into contracts with third-party fresh markets or retail businesses. If we fail to manage the development of these new business lines successfully, our prospect, business and results of operations may be materially and adversely affected.

If we are unable to provide superior consumer experience through timely delivery and high-quality grocery, our business may be materially and adversely affected.

The development of our business hinges on our ability to provide a superior consumer experience, which in turn depends on a variety of factors, including our ability to continue to offer high-quality products at competitive prices, directly source products to respond to consumer demands, maintain the quality of our products and services, and provide timely and reliable delivery, flexible payment options and superior customer service.

In the past, we relied primarily on our own smart supply chain infrastructure to deliver our retail products. After the temporary shutdown of our on-demand DMW retail business in July 2022, we have dismissed our own delivery personnel since then and do not have any delivery personnel as of the date of this annual report. To support the development of our businesses, we might consider rehiring delivery personnel and rebuilding our own supply chain. Interruptions or failures in our supply chain or delivery services could prevent the timely delivery of our products. These interruptions may be due to unforeseen events that are beyond our control, such as inclement weather, natural disasters, virus outbreaks, transportation disruptions or labor unrest. If our products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept our products and have less confidence in our services. Furthermore, if we decide to rebuild our own supply chain, our own delivery personnel will act on our behalf and, in most instances, will interact with our consumers personally. In the past, we had received consumer complaints from time to time regarding our delivery services. Any failure to provide high-quality retail services to our consumers may negatively impact the user experience of our consumers, damage our reputation and cause us to lose consumers.

Any failure in our service efficiency and product and service quality could damage our brand image and substantially harm our business.

We believe that the recognition and reputation of our brand among our users, customers and suppliers have contributed significantly to our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors are important to maintaining and enhancing our brand. These factors include our ability to:

●	provide a compelling user experience;
●	maintain the relevance, diversity, quality and authenticity of the products we offer;
●	maintain the efficiency, reliability and quality of our products and services;
●	maintain or improve consumers’ satisfaction with our after-sale services;

●	increase brand awareness through marketing and brand promotion activities; and
●	preserve our reputation and goodwill in the event of any negative publicity, including those on user service, customer service, consumer and supplier relationships, internet security, product quality, price or authenticity, or other issues affecting us or other neighborhood retail businesses in China.

If we are unable to provide our products or services in a timely, reliable, safe and affordable manner, our reputation and business could be negatively affected. If products and items are not delivered on time or are delivered in a damaged condition, our consumers may lose confidence on us. Our reputation and brand may be adversely damaged and we may lose consumers. A public perception that our products or services are low-quality or overpriced products, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new consumers or retain our current consumers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our business, products and services, it may be difficult to maintain and grow our user base, and our business and prospect may be materially and adversely affected.

Any actual or alleged illegal activities by our employees (including our senior management) could subject us to liability or negative publicity. These activities may also affect our employees’ ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition.

If we are unable to offer products and services that attract new and existing consumers, our business, financial condition and results of operations may be materially and adversely affected.

Our future development depends on our ability to continue to attract purchases from new consumers and existing consumers. Constantly changing consumer preferences have affected and will continue to affect the retail industry, in particular the neighborhood retail industry. If consumers cannot find their desired products or services offered by us at attractive prices, they may lose interest in us, which in turn may materially and adversely affect our business, financial condition and results of operations.

We face intense competition and we may lose market share and consumers if we fail to compete effectively.

The neighborhood retail industry in China is intensely competitive. We compete for consumers and products. Our current or potential competitors include major traditional retailers in China, other online and offline retailers and e-commerce companies focused on grocery product category, and certain food manufacturers. See “Item 4. Information on the Company—B. Business Overview—Competition.” In addition, new and enhanced technologies may increase the competition in the neighborhood retail industry.

Increased competition may reduce our margins and market share and impact brand recognition, or result in significant losses. When we set prices, we have to consider how competitors have set prices for the same or similar products. When they cut prices or offer additional benefits or rebates to compete with us, we may have to lower our own prices or offer additional benefits or risk losing market share, either of which could harm our financial condition and results of operations.

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger consumer bases, higher penetration in certain regions or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their technologies and systems development than us. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.

Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

We have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our existing businesses, such as Beijing Meiriyitao Share Science Technology Co., Ltd. If we are presented with appropriate opportunities, we may continue to invest in or acquire additional assets, technologies or businesses that are complementary to our existing businesses. Future investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing businesses, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in 2014, and have a limited operating history. Our historical performance may not be indicative of our future development or financial results. We cannot assure you that we will be able to avoid any decline in the future. Our revenues may continue to decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, changes in rules, regulations, government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our revenues decline, investors’ perceptions of our business and prospects may be materially and adversely affected and the market price of the ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

Uncertainties relating to the growth and profitability of the neighborhood retail industry in China in general could adversely affect our revenues and business prospects.

Our future results of operations will depend on numerous factors affecting the development of the online neighborhood retail industry in China, which may be beyond our control. These factors include:

●	the trust and confidence level of consumers, as well as changes in consumer demographics and consumer tastes and preferences;
●	the selection, price and popularity of products and services that we and our competitors offer;
●	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and
●	the development of logistics, payment and other ancillary services associated with grocery shopping.

Any failure by us to adapt our products and services in response to trends and consumer requirements, or a decline in the popularity of online shopping in general, or may adversely affect our net revenues and business prospects.

In addition, the Chinese government has also recently stepped up the regulation of online platforms, with respect to antitrust, data privacy, content monitoring and other compliance matters. Future governmental regulations could adversely affect our net revenues and business prospects.

Furthermore, the neighborhood retail industry is very sensitive to macroeconomic changes, and retail purchases tend to decline during recessionary periods. Many factors outside of our control, including inflation and deflation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our development and profitability. Unfavorable developments in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our development and profitability.

Failure to maintain the quality and safety of our products could adversely impact our reputation, results of operations and financial performance.

We believe that high quality standards differentiate us from our competitors and enable us to expand user base and maintain a broad base of loyal consumers for our previous businesses and future businesses. Maintaining and enhancing such consumer confidence is critical to our business and competitiveness, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective. For example, in the past certain of our food products failed to meet the compulsory food safety requirements and standards and we were required to stop selling those substandard or defective food products and take rectifying or remedial measures.

In addition, the quality of the products or services provided by our suppliers or service providers is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system, among others. There can be no assurance that our suppliers or service providers may always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products or services they provide. Any failure of our suppliers or service providers to provide satisfactory products or services could harm our reputation and adversely impact our operations.

The PRC Regulation for the Implementation of the Food Safety Law, or the Regulation of Food Safety Law was amended on December 1, 2019. The Regulation of Food Safety Law outlines detailed rules for monitoring and assessment of food safety risk, food safety standards, food production and food business, food inspection, food import and export and other matters. Pursuant to the Regulation of Food Safety Law, certain violations of the food safety law may result in severe administrative and criminal penalties imposed on us, as well as its legal representatives, senior management in charge, directly accountable person-in-charge and other directly accountable employees. Penalties imposed on our company could negatively affect our business operations and have a material adverse impact on our reputation.

Concerns regarding the quality or safety of our food products or the food supply chain, even if factually incorrect or based on isolated incidents, could cause consumers to avoid purchasing certain products from us, or to seek alternative food sources. Any report linking our brand to food contamination, food tampering, mislabeling, or other food safety issues could adversely impact sales and our business and prospect may be materially and adversely affected.

The COVID-19 pandemic could continue to have an adverse impact on our business, operations and financial condition.

In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. More consumers have adopted online grocery shopping as a result of COVID-19 lockdown policies in China. The increased demand during the pandemic, coupled with travel and transportation restrictions in China, put a strain on our supply chain and delivery services at that time. As a result, our operations were impacted by delays in business activities, commercial transactions and general uncertainties surrounding the government’s business and travel restrictions. Travel restrictions also resulted in the short-term shortage of migrant workers in large cities, which had temporarily adversely affected our delivery capacity. Our acquisition of new consumers through ground promotion was also impacted due to governmental restrictions on social gathering. Moreover, we took a series of measures in response to the pandemic to protect our employees, including, among others, temporary closure of our offices and warehouses, remote working arrangements for our employees and travel restrictions or suspension. These measures reduced the capacity and efficiency of our operations.

As COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience lower domestic consumption, higher unemployment and greater economic uncertainty, which may impact our business in a materially negative way as our users may have lower consumption intention. The operations of some of our business partners and service providers have also be constrained and impacted, which may have a negative impact on our business.

There is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. For example, a new outbreak in 2022 had led to fresh lockdowns in major cities, including Shanghai. The extent to which the pandemic impacts our results of operations will depend on future developments which are highly uncertain and unpredictable, including the duration and extent of the current outbreak of COVID-19, the occurrence of future outbreaks of COVID-19, the severity of the virus infection, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat the cases, and future actions we or the authorities may take in response to these developments. Consequently, the COVID-19 pandemic may materially and adversely affect our business, financial condition and results of operations in 2022 as well as in future years. To the extent COVID-19 adversely affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this “Risk Factors” section.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

Our expansion into new geographical areas involves new risks and challenges associated with such new markets, such as our business model may not be acceptable to residents in lower-tier cities in China, and we may need to adjust our operating methodologies to adapt to local economic condition. It may also present operating, marketing and compliance challenges that differ from those that we currently encounter. We cannot assure that we will be able to execute on our business strategy or that our service offerings will be successful in such markets.

In addition, our lack of understanding of consumers or familiarity with suppliers, users, merchants and market dynamic of these areas may make it more difficult for us to keep pace with local demands and preferences. Further, there may be one or more existing market leaders in any geographical area where we operate or decide to expand. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition locally. Any failure in our expansion into new geographical areas could materially and adversely affect our business and prospects.

In the PRC, if a company operates business outside its registered address, the company may be required to register those premises for business operation as branch offices with the relevant local authorities at the place where the premises are located and obtain business licenses for them as branch offices. As of the date of this annual report, our business in certain local markets is being carried out without completing such registration with the local regulators. We may not be able to register the main premises for business operations as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. If we become subject to penalties or other administrative proceedings for failure to complete such required registrations, our reputation, business, and results of operations could be materially and adversely affected.

We may not have effective control over the merchants in our intelligent fresh markets, and we may be subject to significant costs and reputational harm in the event these merchants violate any laws or regulations applicable to our operations.

Merchants in our intelligent fresh markets are not our employees and do not enter into any employment contracts with us. Accordingly, we are not in a position to provide the same level of control over and oversight of suppliers for our neighborhood retail business or merchants in our intelligent fresh markets as we would if they were our employees. Consumers may associate merchants in our intelligent fresh markets with us and hold us accountable for any misconduct by the merchants. We may be subject to lawsuits or reputational harm if, for example, a supplier or merchant conducts any wrongdoings or otherwise violates applicable laws. While we have implemented policies and procedures designed to govern conducts of our market merchants to comply with the regulatory regime in China and protect our goodwill, there can be no assurance that suppliers or merchants will comply with the policies and procedures. Violations by market merchants of applicable law or of the policies and procedures could reflect negatively on our products and operations and harm our business reputation. While we have not experienced any significant problems affecting our products, operations or business reputation caused by violations by suppliers or merchants of the policies and procedures, we cannot assure you that we will not face such problems in the future.

Any change, disruption or discontinuity in the features and functions of major social networks in China could severely limit our ability to effectively conduct marketing activities, and our business may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of products and provision of services. Our brand promotion and marketing activities may not be well received by consumers and may not result in the levels of sales of product that we anticipate. Our sales and marketing expenses was RMB740.0 million, RMB589.2 million and RMB903.3 million (US$141.8 million) in 2019, 2020 and 2021, respectively. Marketing approaches and tools in the neighborhood retail industry in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not order products in the quantities that we expect. It may be difficult to accurately forecast demand, and determine appropriate product or component.

In addition, we source our products from a variety of local, regional, national and international suppliers, and we rely on them to meet our quality standards and supply products in a timely and efficient manner. There is, however, no assurance that high-quality and safe food and beverage products will be available to meet our needs. Competition has increased for high-quality and safe food products. As other competitors significantly increase comparable product offerings, if new laws require the reformulation of certain products to meet tougher standards, or if natural disasters or other catastrophic events occur, the supply of these products may be constrained.

If we fail to manage our inventory effectively or negotiate favorable credit terms with suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers in order to secure the right to return products to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our results of operations and financial condition.

We may not be able to recoup the investments we make to expand and upgrade our automation and intellengtization and other technology capabilities.

We have invested significant sums in expanding and upgrading our technology platform, our proprietary Retail AI Network. We may continue to invest in our technology platform for a number of years. We may also continue to add personnel and other resources to our technology platform and other businesses as we focus on offering new services. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, reflecting seasonality patterns associated with neighborhood retail in particular. Overall, the historical seasonality of our business has been relatively mild. However, our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our shares may fluctuate from time to time due to seasonality.

Our prospect depends on the continuing and collaborative efforts of our management team, and our business may be severely disrupted if we lose their services.

Our prospect heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Zheng Xu, our founder, chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, users, suppliers, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition. In addition, our senior management team has limited experience in running public companies, which will require us to expend additional resources in hiring additional support staff and incur additional costs and expenses.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

Our prospect depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, research and development, marketing and other personnel with experience in the neighborhood retail industry. Research and development personnel are essential to our long-term development, as we are a company that competes with innovative service and business models like our intelligent fresh market and retail cloud services. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations. The effective operation of our managerial and operating systems and other operational functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Labor costs in China have increased with China’s economic development, particularly in the large cities. Rising inflation in China, which has had a disproportionate impact on everyday essentials such as food, is also putting pressure on wages. In addition, as we are still a young company, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business development on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

We face risks associated with the misconduct or illegal activities of our employees, suppliers, business partners, and their employees, and other related personnel.

We rely on our employees to maintain and operate our business and have implemented a series of code of conduct to guide the activities of our employees. However, we do not have control over the actions of our employees, and any misbehavior of our employees could materially and adversely affect our reputation and business. For example, certain of our ex-employees had been found to have engaged in misconduct involving embezzlements and other fraudulent activities in their roles as operation-level personnel in the past. In addition, certain of our ex-employees in the Next-Day Delivery BU had been found to carry out certain transactions in 2021 that exhibited characteristics of questionable transactions, such as undisclosed relationships between suppliers and customers, different customers or suppliers sharing the same contact information, and/or lack of supporting logistics information. As a result, certain revenue associated with these reporting periods in 2021 may have been inaccurately recorded in our financial statements.

Although we have made adjustments to correct the transactions inaccurately recorded in our financial statements and further enhanced our internal compliance programs afterwards, we cannot guarantee that our policies and procedures will be effective in preventing similar fraudulent or illegal activities from occurring in the future. In the event we are subject to misconduct for inappropriate or illegal purposes by any of our employees, suppliers, business partners and their employees, claims may be brought against us and we may incur material financial losses or reputational harms. In response to allegations of illegal or inappropriate or illegal activities conducted by our employees, business partners and their employees, relevant governmental authorities may intervene and hold us liable for non-compliance with applicable laws and regulations and subject us to administrative penalties or other sanctions. In addition, our users may suffer or allege to have suffered physical, financial or emotional harm caused by such misconducts or illegal activities, and our business and public perception of our brand may be materially and adversely affected as a result.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our prospect and our ability to expand user base and retain consumers and provide quality user service. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our system could adversely or materially affect our business operations. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, or loss of data. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the neighborhood retail industry in China, we believe we are a particularly attractive target for such attacks. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce user satisfaction, damage our reputation and result in a material decrease in our revenue.

Additionally, we must continue to upgrade and improve our technology platform to support our business development, and failure to do so could impede our prospect. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any deficiencies in China’s internet infrastructure or our third-party technology service providers could impair our business operations, which could cause us to lose users and harm our operating results.

Our business depends on the performance and reliability of the internet infrastructure in China and our third-party technology service providers. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our business partners and users could be adversely affected. Almost all access to the internet in China is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to users access to our products or services. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we receive services. Service interruptions prevent users from accessing our products or services, and frequent interruptions could frustrate users and discourage them from attempting to select our products or services, which could cause us to lose users and harm our operating results.

If we fail to adopt new technologies or adapt our systems to changing user requirements or emerging industry standards, or if our efforts to invest in the development of new technologies are unsuccessful or ineffective, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our system. The industries we operate in are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our development will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. In recent years, we invested in the development of many new technologies and business initiatives, such as AI, big data and cloud services. The development of proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our proprietary technologies and systems to meet user requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or user requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the neighborhood retail industry is the secure storage of confidential information and its secure transmission over public networks. In addition, some online payments, as business tools we offer to our clients, are settled through third-party online payment services. We also share certain personal information about our clients with contracted third-party couriers, such as their names, addresses, phone numbers and transaction records. In addition, with the rapid development of our AI, big data and cloud technologies and services, we have accumulated a large volume of data, which covers consumer’s browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information, customer service information, among others. We also formed strategic partnerships with some leading mobile internet companies to leverage their powerful big data resources, massive user bases and AI-driven technologies. Maintaining complete security for the storage and transmission of confidential information on our technology platform is essential to maintaining our operating efficiency and consumer confidence as well as complying with the applicable laws and standards.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold. Such individuals or entities obtaining our users’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by business partners including strategic partners or third-party providers of online payment services through which some of our consumers may choose to make payment for purchases. Any negative publicity on our privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third parties and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our contracted third-party couriers or third-party online payment service providers or other business partners could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny.

As the regulations regarding data privacy and cybersecurity are quickly evolving in China and globally, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our user, suppliers and third-party service subscribers.

For example, in December 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the Ministry of Industry and Information Technology, or the MIIT, promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any internet content provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to nation security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. Furthermore, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-board regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. However, these opinions were newly issued, and there were no further explanations with respect to such opinions, and there are still uncertainties regarding the interpretation and implementation of these opinions. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, for public comments. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Security and Privacy Protection.” The anticipated adoption or effective date of the Draft Regulations may be subject to change with substantial uncertainty. The Draft Regulations remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. As uncertainties remain regarding the interpretation and regulatory authorities, we may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Security and Privacy Protection.”

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly promulgated the Cybersecurity Review Measures, or the Review Measures, which became effective on February 15, 2022. The Review Measures has replaced its previous version promulgated on April 13, 2020. According to the Review Measures, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The aforesaid operators shall file for a cybersecurity review with Cybersecurity Review Office under the CAC if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. On the bases that (i) the Review Measures was promulgated recently, (ii) the exact scope of “network platform operator” under the Review Measures remains unclear, and (iii) there are substantial uncertainties on the interpretation and application of the Review Measures, there can be no assurance that we would be required to apply for such cybersecurity review for our offshore offerings. Although the Review Measures and other relevant regulations do not explicitly require the completion of cybersecurity review for follow-on offering or other equivalent offering activities, there is chance that the CAC or other competent PRC governmental authorities may initiate such cybersecurity review. We recently entered into a Standby Equity Purchase Agreement with YA II PN, LTD., to sell up to US$300 million of our Class B ordinary shares, in our sole discretion and at our request based on our funding requirement at any time during the 36 months following the date of the Standby Equity Purchase Agreement, following the effectiveness of a registration statement with the SEC registering the Class B ordinary shares issuable pursuant to the Standby Equity Purchase Agreement and other customary closing conditions. Such issuance of shares in accordance with the Standby Equity Purchase Agreement may be subject to cybersecurity review in accordance with the Review Measures. Any failure in completion of a cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

The Cyber Security Law, the Cybersecurity Review Measures, the Data Security Law and the Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e., data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. See “Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

On July 7, 2022, the CAC released the Measures on Security Assessment of Cross-border Data Transfer, which will take effect from September 1, 2022. Such measures requires that any data processor which exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. As the measures is newly issued and uncertainties remain regarding to what extent we would be subject to such measures, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities.

In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our users. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, could cause our users to lose trust in us and could expose us to legal claims.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We offer our clients business tools with an access to a third-party online payment platform that enable a variety of payment methods, including online payments with credit cards and debit cards issued by major banks in China. For certain payment methods, we pay various service fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to offer credit and debit card payment methods to our clients, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our use of some leased properties could be challenged by third parties or government authorities due to title defects and non-compliance issues, which may cause interruptions to our business operations.

As of December 31, 2021, we had 622 leased properties for our offices, quality control centers, DMWs and fresh markets. After the temporary shutdown of our on-demand DMW retail business in July 2022, we had 227 leased properties for our office, quality control centers, DMWs and fresh markets as of October 31, 2022. We may need to relocate for a number of reasons. For example, we may not be able to successfully renew leases upon expiration of the current term, and may decide to move to more premium locations or have to relocate our operations as required by relevant PRC laws and regulations. The lessors of a small number of our leased properties have not provided us with proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities to lease such properties to us for our commercial uses, our leases could be challenged by third parties or invalidated by applicable governmental authorities. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in most of our leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential maximum penalty of RMB10,000 per unit leasehold.

In addition, PRC laws and rules provide various requirements with respect to fire safety in China. According to the Fire Safety Law and other relevant detailed fire prevention regulations, premises of warehouses are required to either obtain a fire safety assessment permit or complete a fire safety filing. However, detailed measures and requirements vary materially among different regions and are still evolving in certain cities where we still have current leases associated with our historical on-demand DMW retail business (such as Beijing and Nanjing), where applicable laws and regulations exempt a “construction project” with a construction area of less than 300 square meters (or other criteria as otherwise determined by the local governmental authorities) from the fire protection design and fire safety filing requirements. Further, a “special construction project” as stipulated in the relevant laws and regulations is subject to (i) fire protection design review before such project commences construction and (ii) fire protection inspection before such project commences operations. In contrast, other construction projects other than a “special construction project” are subject to fire protection inspection filing and routine fire protection inspection and audits from time to time.

In July 2022, we adopted significant adjustments to our business strategy for sustainability, including a temporary shutdown of our on-demand DMW retail business. As of the date of this annual report, it is still uncertain if and when we will restart the on-demand DMW retail business, and some leases associated with the historical on-demand DMW retail business have not been terminated. Although our quality control centers and DMWs generally do not constitute “special construction projects” as defined under such laws and regulations, some of our DMWs’ building spaces have been redesigned, reconstructed or decorated by us to fit our needs to store fresh products, and some of such redesigned, reconstructed or decorated DMWs have a construction area that is more than 300 square meters. For all of such redesigned, reconstructed or decorated DMWs having a construction area more than 300 square meters, we have not yet completed the required fire safety filings with the relevant governmental authorities. Currently, we are in the process of terminating such leases associated with our historical on-demand DMW retail business. While we have not received any government order or penalty resulting from such non-compliance, we cannot assure you that we will not be subject to penalties, fines, orders to rectify or other administrative proceedings prior to the termination of such leases.

We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to our leasehold interests in or use of such properties, or involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We cannot assure you that our use of such leased properties will not be successfully challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our offices and fresh markets that we operate. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our current leased properties and failure in relocating our affected operations could adversely affect our business and operations.

Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, the National Development and Reform Commission, or the NDRC, the Ministry of Commerce, or MOFCOM, the MIIT, the CAC and the People’s Bank of China, among others. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of the neighborhood retail, intelligent fresh market, retail cloud services and courier and road freight transportation industries, including entry into these industries, the scope of permissible business activities, pricing, consumer protection, food safety, product quality, licenses and permits for various business activities, and foreign investment.

Certain of our subsidiaries or local branches in China were established without obtaining the prior approval from the relevant government authorities that supervise the relevant industries, and some obtain the relevant permits from the government authority at a level lower than as required. We have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities with respect to these defects. However, we cannot assure you that the relevant governmental authorities would not require us to obtain additional approvals or permits from proper level of government authorities to cure any historical defects. If the relevant government authorities require us to cure such defects, we cannot assure you that we will be able to obtain the approvals, or the permits from proper level of government authorities, in a timely manner or at all.

As online retail is evolving rapidly in China, new laws and regulations may be adopted from time to time to require us to obtain additional licenses and permits or to comply with new regulatory requirements. The PRC government authorities may continue to promulgate new laws, regulations and rules governing the e-commerce retail industry, tighten enforcement of existing laws, rules and regulations, and impose additional requirements and other obligations on our business. For example:

●	In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce platform operators. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We have adopted a series of measures to comply with such requires under the E-Commerce Law. We cannot assure you, however, that our current business operations meet the requirements under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. Substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses.
●	In February 2021, the Anti-monopoly Committee of the State Council published the Anti-monopoly Guidelines for the Platform Economy Sector, aiming at enhancing anti-monopoly administration of businesses that operate under the platform model and the overall platform economy. According to these guidelines, business practices such as deploying big data analytics to set discriminatory terms for merchandise price or other transaction terms, coercive exclusivity arrangements with transaction counterparties, blocking of competitor interface through technological means and unlawful collection of user data without consent, are prohibited. As the guidelines were newly promulgated, it is still uncertain as to the specific impact on our business or results of operations and prospects. The governmental authorities conducted an investigation on the prices we set for certain promotional merchandise in the past, and there is no guarantee that we would not be subject to any fines and other penalties due to any non-compliance found by the governmental authorities. According to the Provisions on Administrative Penalties for Illegal Pricing Activities of the People’s Republic of China, amended in December 2010, a business operator which uses false or misleading prices to entice consumers into transactions, may be ordered to take remedial action, and be confiscated its illegal gains and imposed with a penalty of less than five times of its illegal gains; or where there is no illegal gain, be imposed with a penalty of more than RMB50,000 and less than RMB500,000; where the circumstance is serious, it shall be ordered to cease operation for reorganization or be canceled of its business license by the competent administrative authority. We cannot assure you that we would not be involved in any additional regulatory investigations in the future.
●	In April 2021, the SAMR, together with the CAC and the State Tax Bureau of China, held a meeting with more than 30 major platform operators, including us. All platform operators that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. As of the date of this annual report, we have completed the self-inspection and submitted relevant report to competent authority, and the relevant governmental authorities have completed onsite inspections on us. While we have not received any penalty in respect of such self-inspection and regulatory authorities’ onsite inspections, we cannot assure you that we would not be subject to any penalty in the future with respect to any violations of anti-monopoly, anti-unfair competition, pricing, advertisement, privacy protection, food safety, product quality, tax and other related laws and regulations. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward. As a result, we may incur additional costs and expenses, devote more management’s attention and allocate additional resources in the compliance with relevant laws and regulations. If we are required to take any rectifying or remedial measures or are subject to any penalty, our reputation and business operations may be materially and adversely affected.

●	The amended Anti-Monopoly Law, which came into effect on August 1, 2022, increases the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” It also provides for the relevant authority to require a filing where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold, and if the business operator does not make the filing, then the relevant authority shall conduct an investigation. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges. In addition, there are significant uncertainties on the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in China, especially with respect to the interpretation and implementation of the amended Anti-Monopoly Law. We may be subject to higher regulatory requirement in completing an acquisition transaction.

Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of consumer protection, anti-monopoly and competition laws and regulations in the PRC, compliance with these laws, regulations, rules, guidelines and implementations may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and may materially and adversely affect our financial conditions, operations and business prospects.

In conclusion, if we are unable to maintain and renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on commercially reasonable terms, our operations could be disrupted. If the PRC government requires additional licenses or permits or provides more strict supervision requirements in the future in order for us to conduct our businesses, there is no guarantee that we would be able to obtain such licenses or permits or meet all the supervision requirements in a timely manner, or at all. In addition, if we enter into new service categories and businesses, or any of our current businesses or services are determined to be subject to new licensing requirements in the future, especially due to the evolving application or interpretation of relevant laws and regulations, we may be required to obtain licenses or permits that we do not currently have or to upgrade the licenses or permits we currently have. We will strive to obtain and upgrade the relevant licenses and permits, but we cannot assure you that we will be able to obtain or upgrade such licenses and permits in a timely manner, or at all. Under applicable PRC laws, rules and regulations, the failure to obtain and/or maintain the licenses and permits required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in our business operations could materially and adversely affect our business, financial condition and results of operations.

We may be subject to product liability claims.

The products sold by us or merchants in intelligent fresh markets managed by us may be defective. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product or the operator of the intelligent fresh market. Although we would have legal recourse against the manufacturer of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sold. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, certain of our subsidiaries in Beijing, Shanghai, Shenzhen, Qingdao, Hangzhou, Tianjin and Guangzhou, such as Beijing Missfresh E-Commerce Co., Ltd., Qingdao Missfresh E-Commerce Co., Ltd., Shanghai Missfresh E-Commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., have applied for extension of the payment for certain social security insurance to the end of December 2022 or March 2023 for certain of our former employees, and such applications have been approved by the relevant government authorities. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We have entered into certain agreements for receiving strategic investment and disposing of certain business and assets, and such transactions have not been closed and we may not be able to close this transaction in a timely manner or at all.

On July 14, 2022, we entered into a strategic investment agreement, or the Shanxi Donghui Agreement, with Shanxi Donghui Group, pursuant to which Shanxi Donghui Group or its designated affiliate shall subscribe for 298,507,463 Class B ordinary shares of the Company in the amount of the US$ equivalence of RMB200 million, subject to the satisfaction of the closing condition that Shanxi Donghui Group or its designated affiliate completes all necessary registrations and obtains all required governmental approvals in China for its overseas direct investment in the Company in the twelve months following the signing date of the Shanxi Donghui Agreement. Upon the closing, Shanxi Donghui Group will have the right to designate two directors for nomination and election to our board of directors. Shanxi Donghui Group did not provide any funding to us as we expected, and as a result, on July 28, 2022, we had to adopt significant adjustments to our business strategy for sustainability, including a temporary shutdown of our on-demand DMW retail business and staff optimization. The on-demand DMW retail business contributed approximately 90% of our total net revenue for the year ended December 31, 2021, and therefore these significant adjustments to our business strategy have resulted in a material and adverse impact on our business, financial performance, reputation and prospect. As of December 31, 2021, the aggregate amount of our inventory, property, equipment, right of use assets (net of corresponding lease liabilities) and intangible assets were RMB466.2 million (US$73.2 million), which may suffer significant losses due to these adjustments to our business strategy. As of the date of this annual report, we are not able to accurately estimate such losses. As of the date of this annual report, this transaction contemplated under the Shanxi Donghui Agreement has not been closed.

In August 2022, we entered into a business and asset transfer agreement to sell our business and assets relating to “convenience go” vending machine business, including all assets and patents owned by Beijing Bianligou, Jinan Bianligou and other related subsidiaries, to a third party for an aggregate consideration of up to RMB18.0 million in cash. As of the date of this annual report, the purchaser of this transaction has paid RMB4.6 million in cash to us and also paid RMB3.2 million directly to our suppliers and employees for paying off our accounts payable and accrued expenses, and this transaction contemplated under such business and asset transfer agreement has not been closed.

As of the date of this annual report, either of the above transactions had not been closed yet, and we cannot guarantee that we will receive any extra fundings from the relevant counterparty in these transactions in a timely manner, or at all.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

In 2019, 2020 and 2021, our net cash used in operating activities was RMB1,966.9 million, RMB1,611.8 million and RMB2,589.0 million (US$406.3 million), respectively. It is possible that we will continue to have negative cash flow in the future. We may require other cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Failure to comply with the terms of our indebtedness or enforcement of our obligations under any guarantee or other similar arrangement could have an adverse effect on our cash flow and liquidity.

As of December 31, 2019, 2020, and 2021, we had short-term borrowings of RMB205.0 million, RMB830.0 million, RMB936.2 million (US$146.9 million), respectively, and convertible note and loan of nil, RMB248.9 million and nil, respectively. Under our current debt financing arrangement and any debt financing arrangement that we may enter into in the future, we may be subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In addition, enforcement against us under any guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

Disruptions in the financial markets and economic conditions could affect our ability to raise capital.

Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. For example, the current COVID-19 pandemic has caused significant volatility in financial markets across the world. In the past, governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our development, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not aware of any copycat mobile apps that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the neighborhood retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) our application for registration of trademarks, patents, and other intellectual property rights will be approved, (ii) any intellectual property rights will be adequately protected, or (iii) such intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Furthermore, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms.

It is often difficult to register, maintain and enforce intellectual property rights in China. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions.

In addition, we strive to closely monitor the products offered by us, and also require suppliers to indemnify us for any losses we suffer or any costs that we incur in relation to the products we source from such suppliers. However, we cannot be certain that these measures would be effective in completely preventing the infringement of trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

We have granted and may continue to grant restricted share units and other types of awards under our Share Incentive Plan, which may result in increased share-based compensation expenses.

We have adopted an Amended and Restated 2017 Equity Incentive Plan and a 2021 Equity Incentive Plan to provide additional incentives to employees, directors and consultants. As of September 30, 2022, the awards that have been granted to our directors, officers, employees, consultants and other personnel and remain outstanding included (i) options to purchase an aggregate of 23,175,500 Class B ordinary shares, and (ii) restricted share units to receive an aggregate of 65,572,675 Class B ordinary shares. We recorded the share-based compensation expenses of RMB132.4 million, RMB59.5 million and RMB810.2 million (US$127.1 million) for the years ended December 31, 2019, 2020 and 2021, respectively. We believe the granting of share-based awards is of significant importance to our ability to expand user base and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may be the subject of anti-competitive, harassing or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, consumers and revenues and adversely affect the price of our ADSs.

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, users and revenues and adversely affect the price of our Class B ordinary shares and/or ADSs.

We face risks relating to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or Chinese economy in general. Our operations could also be severely disrupted if our consumers, suppliers, merchants, business partners, users or other participants were affected by such natural disasters, health epidemics or other outbreaks.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 have had a severe and negative impact on the Chinese and the global economy since 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business disruptions, interrupted supply chains and difficulties in travel. Our business had been adversely affected by the outbreak of COVID-19 in China due to negative impacts to our supply chain and fulfillment operations. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted.

Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2010, and the impact of COVID-19 on the Chinese economy in 2021 was severe. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may intervene in or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new regulations and policies that significantly affected certain industries, and we cannot rule out the possibility that the PRC government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, and substantially all of our assets and operations are located in China. In addition, substantially all our officers and directors reside within China and substantially all of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside the mainland of China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Relating to Our ADSs and Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that impact or may impact national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR, the successive authority of MOFCOM, before they can be completed.

In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations, including the expansion of our intelligent fresh market business and retail cloud business as well as the transition to an integrated online and offline platform for retail, which may be subject to the SAMR merger review. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be filed with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE.

Any failure or inability of the relevant shareholders or beneficial owners who are PRC residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) of the foreign-invested enterprise that is established through round-trip investment, may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our PRC subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions.

On December 26, 2017, the NDRC issued the Measures for the Administration of Overseas Investment of Enterprises, or NDRC Order No. 11, which became effective from March 1, 2018. NDRC Order No. 11 states that PRC residents must obtain approval from the NDRC or file with the NDRC their offshore investments made through controlled offshore special purpose vehicles. Pursuant to the Measures for the Administration of Outbound Investment published by MOFCOM in August 2014, and the Administrative Measures for Outbound Investment of Enterprises published by the NDRC in December 2017, any outbound investment of PRC enterprises must be approved by or filed with MOFCOM, NDRC or their local branches.

We have been notified that our founders who are PRC residents have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37, or NDRC Order No. 11, or other outbound investment related regulations or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations, approvals or filings required by, SAFE regulations or other outbound investment related regulations. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected. If any of our beneficial owners who are PRC residents fails to comply with NDRC Order No. 11 or other outbound investment related regulations, the investments of such beneficial owners in us could be subject to suspension or termination, while our beneficial owners could be subject to warnings or applicable criminal liabilities. Any of the foregoing could materially adversely affect our operations, acquisition opportunities and financing alternatives.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options are subject to these regulations as our company become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Stock Incentive Plan.”

In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Stock Incentive Plan.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our PRC subsidiaries must be recorded and registered with the National Development and Reform Committee, or the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the applicable laws. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In addition, our PRC subsidiaries may also be required to withhold a value-added tax of 6% and an income tax of 10% (or 7% if paid to a resident of Hong Kong who qualifies for the benefits of the tax treaty between China and Hong Kong) and other tax as applicable on interest paid under any cross-border shareholder loan. Prior to the payment or any interest on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of payment of withholding tax on the interest payable on that loan.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class B ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or Class B ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). It is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class B ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of ADSs of the Company acquired and sold on public securities markets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Public Notice 37, which came into effect on December 1, 2017. According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, and the income tax of an enterprise that has been determined to be a technologically advanced service enterprise can be reduced to a preferential rate of 15%. Any increase in the enterprise income tax rate applicable to our PRC subsidiary, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiary, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and principally rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment.

For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive our revenues primarily in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing foreign exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and its subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows from China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

Enforcement of stricter labor laws and regulations and increases in labor costs in the PRC may materially and adversely affect our business and our profitability.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. Unless we are able to pass on these increased labor costs to our users who pay for our services, our profitability and results of operations may be materially and adversely affected. Further, pursuant to the PRC Labor Contract Law, as amended, or the Labor Contract Law, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In addition, under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. However, certain of our subsidiaries in Beijing, Shanghai, Shenzhen, Qingdao, Hangzhou, Tianjin and Guangzhou, such as Beijing Missfresh E-Commerce Co., Ltd., Qingdao Missfresh E-Commerce Co., Ltd., Shanghai Missfresh E-Commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., have applied for extension of the payment for certain social security insurance to the end of December 2022 or March 2023 for certain of our former employees, and such applications have been approved by the relevant government authorities. Certain of our PRC subsidiaries have failed to make social insurance and housing fund contributions in full for their employees as required by the applicable law. We have recorded accruals for the estimated underpaid amounts for the current employees in our financial statements. In addition, certain of our PRC subsidiaries engaged third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies made such contributions in full in a timely manner, or at all. If the relevant PRC authorities determine that we shall make up for social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

We cannot assure you that our employment practices will be deemed to be in full compliance with labor-related laws and regulations in China due to interpretation and implementation uncertainties related to the evolving labor laws and regulations, which may subject us to labor disputes or government investigations. For example, as of the date of this annual report, our PRC subsidiaries, such as Beijing Missfresh E-commerce Co., Ltd., Qingdao Missfresh E-Commerce Co., Ltd., Changshu Missfresh E-Commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., have been named as defendants in approximately 765 labor disputes in China brought by our employees or former employees for approximately RMB40.6 million in aggregate. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in warning, fines to the relevant domestic companies from RMB1,000,000 to RMB10,000,000, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—M&A Rules and Overseas Listings.”

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly promulgated the Cybersecurity Review Measures, or the Review Measures, which became effective on February 15, 2022. The Review Measures has replaced its previous version promulgated on April 13, 2020. According to the Review Measures, among others, (i) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list securities on a foreign stock exchange; and (ii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. On the bases that (i) the Review Measures was promulgated recently, (ii) the exact scope of “network platform operator” under the Review Measures remains unclear, and (iii) there are substantial uncertainties on the interpretation and application of the Review Measures, there can be no assurance that we would be required to apply for such cybersecurity review for our offshore offerings. Any failure in completion of a cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the draft of Regulations on the Network Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or investigate completely auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor is subject to this determination. Therefore, we expect to be identified as a “Commission-Identified Issuer” shortly after the filing of this annual report on Form 20-F.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will be able to conduct inspections of PCAOB-registered public accounting firms headquartered in China before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

Risks Relating to Our ADSs and Shares

The trading price of our ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been volatile and has fluctuated significantly since our ADSs started to trade on the Nasdaq Global Market on June 25, 2021. Volatility in trading price can result from broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. Such factors include:

●	regulatory developments affecting us or our industry, users or supply chain partners;
●	announcements of studies and reports relating to the quality of our products and services or those of our competitors;
●	changes in the economic performance or market valuations of our competitors;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in our industry;
●	announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the RMB and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs;
●	sales or perceived potential sales of additional Class B ordinary shares or ADSs; and
●	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the COVID-19 pandemic, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees with equity incentives.

Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.

Our ADSs are currently listed on the Nasdaq Global Market under the symbol “MF.” We must continue to meet the requirements set forth in Nasdaq Listing Rule 5450 to remain listing on the Nasdaq Global Market. The listing standards of the Nasdaq Global Market provide that a company, in order to qualify for continued listing, must maintain a minimum ADS price of US$1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares, and various additional requirements.

In May 2022, we received a letter dated May 19, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying us that (i) we were not in compliance with the continued listing requirements set forth in Nasdaq Listing Rule 5250(c)(1) because we did not timely file our annual report on Form 20-F for the fiscal year ended December 31, 2021, (ii) the due date for us to submit a plan to regain compliance is July 18, 2022, and (iii) if the Nasdaq accepts the compliance plan, the applicable cure period for us to regain compliance expires on November 14, 2022. We submitted our plan to regain compliance as required to the Listing Qualifications Department of The Nasdaq Stock Market LLC on July 15, 2022 and filed this annual report on November 14, 2022.

In June 2022, we received another letter dated June 2, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying us that (i) we were below compliance standards due to the trading price of our ADSs set forth in Nasdaq Listing Rule 5450(a)(1), and (ii) the applicable cure period for us to regain compliance expires on November 29, 2022. In October 2022, we received a notification letter dated October 31, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying us that we have regained compliance with the NYSE continued listing standards for trading price of our ADSs set forth in Nasdaq Listing Rule 5450(a)(1).

However, there can be no assurance that we will maintain our compliance with the continued listing requirements set forth in Nasdaq Listing Rule 5250(c)(1) or Nasdaq Listing Rule 5450(a)(1), or any other listing standards of the Nasdaq Global Market in the future. We cannot guarantee that our ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If the Nasdaq Global Market determines to delist our Class B ordinary shares, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the price of our ADSs and our ability to obtain financing for our operations could be materially and adversely affected. As a result, holders of our Class B ordinary shares and ADSs could find it difficult to sell their shares.

In addition, if our ADSs are delisted from the Nasdaq Global Market at some later date, we may apply to have our ADSs quoted in the OTC Markets, otherwise they would automatically begin quotation or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The OTC Markets and the “pink sheets” are less efficient markets than the Nasdaq Global Market. In addition, if our ADSs are delisted from the Nasdaq Global Market, our ADSs may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our ADSs might decline and it is likely that the price of our ADSs would decline and that holders of our Class B ordinary shares and ADSs would find it difficult to sell their shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The concentration of our share ownership among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our Class B ordinary shares and ADSs may view as beneficial.

As of September 30, 2022, our executive officers, directors, principal shareholders and their affiliated entities together beneficially own approximately 45.4% of our total outstanding ordinary shares. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

Our authorized share capital is divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class B ordinary shares are entitled to one vote per share, while holders of Class A ordinary shares are entitled to twenty votes per share. Each Class A ordinary share is convertible into one Class B ordinary share at any time by the holder thereof, while Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. The holder of Class A ordinary shares have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class A ordinary shares may be dilutive to the voting power of holders of Class B ordinary shares. Any conversions of Class A ordinary shares into Class B ordinary shares may dilute the percentage ownership of the existing holders of Class B ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class B ordinary shares. In the event that we have multiple holders of Class A ordinary shares in the future and certain of them convert their Class A ordinary shares into Class B ordinary shares, the remaining holders who retain their Class A ordinary shares may experience increases in their relative voting power.

As of the date of this annual report, Mr. Zheng Xu, our founder, chairman and chief executive officer, and Mr. Bin Zeng, our co-founder, beneficially own all of our issued Class A ordinary shares. On June 7, 2021, Mr. Bin Zeng and Tigerteeth Entity Limited signed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class A ordinary shares beneficially owned by Mr. Bin Zeng through Tigerteeth Entity Limited have been irrevocably and fully delegated to Mr. Zheng Xu. As of September 30, 2022, these Class A ordinary shares constitute 12.2% of our total issued and outstanding share capital and 73.6% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class A ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class B ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of a substantial amount of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs are freely transferable without restriction or additional registration under the United States Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares issued and outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class B ordinary shares and the ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class B ordinary shares, including Class B ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class B ordinary shares and the ADSs may be materially and adversely affected.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class B ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class B ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class B ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class B ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class B ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We agree to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class B ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class B ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class B ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent the Class B ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for ADS holders to influence the management of our company. Holders of our Class B ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

ADSs holders may not receive cash dividends if the depositary decides it is impractical to make them available to ADSs holders.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to ADSs holders the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. ADSs holders will receive these distributions in proportion to the number of Class B ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to ADSs holders.

ADSs holders may be subject to limitations on transfer of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

An ADS holder’s rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving the depositary and/or us brought by holders and beneficial owners of our ADSs or any other person or party arising out of, based upon or relating in any way to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including, without limitation, claims under the Securities Act of 1933, may be only instituted in the United States District Court for the Southern District of New York (or (i) in the state courts of New York County in New York if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) in the state or federal courts of New York, New York if the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement, our shares, the ADSs, or the transactions contemplated thereby be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, while to the extent there are specific federal securities law violation aspects to any claims against us and/or the depositary brought by any holder or beneficial owner of ADSs, the federal securities law violation aspects of such claims may, at the option of such holders or beneficial owners, remain in the United States District Court for the Southern District of New York (or (i) in the state courts of New York County in New York if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) in the state or federal courts of New York, New York if the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable). We believe that a contractual arbitration provision, especially when excluding matters relating to federal securities law violation, is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that ADSs holders consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If any holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between ADS holders and us, or limit ADS holders’ ability to bring a claim in a judicial forum they find favorable. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, in which the trial would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. Also, we may amend or terminate the deposit agreement without ADS holders’ consent. If ADS holders continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying Class B ordinary shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying Class B ordinary shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

Our liability and the liability of the depositary under the deposit agreement is limited.

The deposit agreement expressly limits our obligations and the obligations of the depositary. The depositary is only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct. The deposit agreement also limits our liability and the liability of the depositary. The depositary and any of its agents also disclaim any liability under various circumstances.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, many of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons may be located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Forum selection provisions in our memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class B ordinary shares, ADSs, or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.

Our memorandum and articles of association provide that the federal district courts of the United States are the exclusive forum within the United States (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Our deposit agreement with the depositary bank also provides that any state or federal court in New York, New York will have jurisdiction to hear and determine any legal suit, action or proceeding against or involving us brought by the depositary arising out of, based upon, or relating in any way to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, and we irrevocably waive any objection that we may now or hereafter have to the laying of venue of any such proceeding and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us and/or the depositary bank arising out of, based upon or relating in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the Securities Act or the Exchange Act, may be only instituted in the United States District Court for the Southern District of New York (or (i) in the state courts of New York County in New York if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) in the state or federal courts of New York, New York if the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the federal choice of forum provision contained in our memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, the Nasdaq Stock Market’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. In December 2021, we relied on our home country practice exemption with respect to the requirement for shareholder approval for stock option plans or other equity compensation arrangements and did not seek shareholder approval for the adoption of the 2021 Equity Incentive Plan. In March 2022, we also relied on our home country practice exemption with respect to the requirement for shareholder approval for transactions other than public offerings and did not seek shareholder approval for a Standby Equity Purchase Agreement we entered in to with YA II PN to sell up to US$300 million of our Class B ordinary shares. In September 2022, we also relied on home country practice exemption with respect to the requirement of having an audit committee composed a minimum of three members. We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

As of the date of this annual report, we are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Zheng Xu, the chairman of our board of directors and our chief executive officer, holds more than 50% of our total voting power. As a “controlled company,” we are permitted to elect to rely on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that our compensation committee must consist entirely of independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Currently, we do not plan to rely on the foregoing exemptions from the applicable corporate governance requirements. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.” However, if we choose to rely on these exemptions in the future, our shareholders may be afforded less protections than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be a passive foreign investment company, or PFIC, for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on the current and anticipated value of our assets and composition of our income and assets, we believe that we were not a PFIC for U.S. federal income tax purposes, for the taxable year ended December 31, 2021 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs may impact our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We may incur increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act as we had no less than US$1.07 billion of gross revenue in our last fiscal year, and we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

We were founded in October 2014. From our inception to June 2017, we operated our on-demand DMW retail business through Beijing Missfresh E-commerce Co., Ltd., or Beijing Missfresh, and its subsidiaries, and we used Beijing Missfresh as our holding company to raise early-stage equity financings.

In April 2015, Missfresh Limited was incorporated in the Cayman Islands, and Missfresh HK Limited was then established by Missfresh Limited as a wholly owned subsidiary in Hong Kong. In July 2015, Qingdao Missfresh E-commerce Co., Ltd., or Qingdao Missfresh, was established by Missfresh HK Limited as a wholly foreign-owned enterprise in the PRC to expand our business in the neighborhood retail industry.

To facilitate financing and offshore listing, we decided to use Missfresh Limited as our offshore holding company and completed a restructuring in June 2017. As part of this restructuring, in June 2017, Missfresh Limited gained control over Beijing Missfresh through Qingdao Missfresh by entering into a series of contractual arrangements with Beijing Missfresh and its shareholders. In December 2018, we terminated the contractual arrangements with Beijing Missfresh and its shareholders as the businesses operated by Beijing Missfresh were no longer prohibited or restricted for foreign ownership under PRC laws and regulations, and then Missfresh HK Limited acquired 100% of the equity interests in Beijing Missfresh. Qingdao Missfresh was dissolved in July 2019 as it no longer engaged in any substantial business activities.

To expand our business in the neighborhood retail industry, we established Beijing Missfresh Bianligou E-Commerce Co., Ltd., or Beijing Bianligou, in August 2017, and further entered into a series of contractual arrangements with Beijing Bianligou and its shareholders in February 2018, through which Jinan Missfresh Bianligou Network Technology Co., Ltd., or Jinan Bianligou, a wholly foreign-owned enterprise in the PRC established by Mrfresh HK Limited through Mrfresh Limited, our wholly owned subsidiary in Hong Kong, in January 2018, effectively controlled Beijing Bianligou. In May 2019, Missfresh HK Limited acquired 100% of the equity interests in Jinan Bianligou as a result of our business and equity restructuring. In December 2020, we terminated the contractual arrangements with Beijing Bianligou and its shareholders as the businesses operated by Beijing Bianligou were no longer prohibited or restricted for foreign ownership under PRC laws and regulations, and Missfresh HK Limited acquired 100% of the equity interests in Beijing Bianligou. In August 2022, we entered into a business and asset transfer agreement to sell our business and assets relating to “convenience go” vending machine business, including all assets and patents owned by Beijing Bianligou, Jinan Bianligou and other related subsidiaries, to a third party for an aggregate consideration of up to RMB18.0 million in cash. As of the date of this annual report, the purchaser of this transaction has paid RMB4.6 million in cash to us and also paid RMB3.2 million directly to our suppliers and employees for paying off our accounts payable and accrued expenses, and this transaction contemplated under such business and asset transfer agreement has not been closed.

To further expand our business in the neighborhood retail industry, Changshu Missfresh E-Commerce Co., Ltd., or Changshu Missfresh, was established in January 2020 and a new Qingdao Missfresh E-Commerce Co., Ltd. was established in January 2021 by Missfresh HK Limited as wholly foreign-owned enterprises in the PRC.

To launch our intelligent fresh market business operations, Changshu Daily Technology Co., Ltd. was established in August 2020 and Qingdao Daily Market Technology Co., Ltd. was established in November 2020, both of which are currently Missfresh HK Limited’s wholly foreign-owned enterprises in the PRC.

In May 2022, we received a letter dated May 19, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying us that (i) we were not in compliance with the continued listing requirements set forth in Nasdaq Listing Rule 5250(c)(1) because we did not timely file our annual report on Form 20-F for the fiscal year ended December 31, 2021, (ii) the due date for us to submit a plan to regain compliance is July 18, 2022, and (iii) if the Nasdaq accepts the compliance plan, the applicable cure period for us to regain compliance expires on November 14, 2022. We submitted our plan to regain compliance as required to the Listing Qualifications Department of The Nasdaq Stock Market LLC on July 15, 2022.

In June 2022, we received another letter dated June 2, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying us that (i) we were below compliance standards due to the trading price of our ADSs set forth in Nasdaq Listing Rule 5450(a)(1), and (ii) the applicable cure period for us to regain compliance expires on November 29, 2022.

In July 2022, we adopted significant adjustments to our business strategy for sustainability, including a temporary shutdown of our on-demand DMW retail business and staff optimization. Our on-demand DMW retail business contributed approximately 90% of our total net revenue for the year ended December 31, 2021. As of the date of this annual report, it is still uncertain if and when we will restart the on-demand DMW retail business.

Effective October 17, 2022, we effected a change of the ratio of the ADS to our Class B ordinary shares from one ADS representing three Class B ordinary share to one ADS representing ninety Class B ordinary shares. Currently, each ADS represents ninety Class B ordinary shares. The change in the ratio of the ADS to our Class B ordinary shares had no impact on our underlying Class B ordinary shares, and no Class B ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class B ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

In October 2022, we received a notification letter dated October 31, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying us that we have regained compliance with the NYSE continued listing standards for trading price of our ADSs set forth in Nasdaq Listing Rule 5450(a)(1).

Our principal executive offices are located at 3rd Floor, Block A, Vanke Times Center, No. 9 Wangjing Street, Chaoyang District, Beijing 100016, the People’s Republic of China. Our telephone number is +86 10 8177 3988. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through our address and telephone number.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website ir.missfresh.cn. The information contained on our website is not a part of this annual report.

B.Business Overview

We are an innovator in China’s neighborhood retail industry. Our businesses started in October 2014 by launching on-demand DMW retail business. To further digitalize the neighborhood retail industry end-to-end, we launched our intelligent fresh market business in the second half of 2020 and started our retail cloud business initiative in 2021. In July 2022, we adopted significant adjustments to our business strategy for sustainability, including a temporary shutdown of our on-demand DMW retail business. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We adopted significant business strategy adjustments in July 2022 and these business strategy adjustments may not be successful ultimately.”

We were a pioneer in on-demand DMW retail, offering hourly delivery of high-quality grocery from our technology-enabled DMWs to consumers’ doorsteps. Most goods on our “Missfresh” mobile application and mini program were directly sourced and individually managed to ensure high quality and safety standards. We operated 546 DMWs in 17 cities in China as of December 31, 2021. Our on-demand DMW retail business was powered by our AI-powered, end-to-end Retail AI Network, which focused on direct procurement and quality standardization, covering the entire value chain from origin, quality control centers and DMWs to consumers, ensuring the high quality of our products.

We have also prioritized building Retail AI Network, our proprietary technology platform, with our technology and data-driven mindset to improve user experience, optimize operational efficiency and increase scale. After over five years of iteration, in 2021, our proprietary Retail AI Network automated over 90% of the decisions in inventory replenishment, procurement and promotional pricing.

We have pioneered the intelligent fresh market business model. Our intelligent fresh market business aims to optimize the fresh market shopping experience without detracting from fresh market’s unique appeal. We convert fresh markets into smart fresh malls by (i) reconfiguring the floor plan, improving the business mix and introducing new service offerings; (ii) providing merchants with SaaS-based service package including electronic payment, online marketing, CRM tools and business planning, and (iii) through our SaaS-based service packages, we help merchants at our intelligent fresh markets manage offline private traffic and realize additional monetization. We generate revenue from rent collected from individual merchants, annual fee or commission based on GMV of our intelligent Merchant SaaS product, commission fees collected from online e-commerce business and other value added services.

We have also started to platformize our pioneering business model and proprietary Retail AI Network through our retail cloud business initiative. We provide business partners and other enterprises with:

●	Digitalized operations throughout the business cycle, including all integrated under one technology-driven system and optimized based on data accumulation, optimization, and AI-powered decision-making processes;
●	Omni-channel operation capabilities with online sales channels through mobile applications or mini programs that help broaden user reach and increase customer loyalty with the ability to virtually demonstrate products and services;
●	Smart merchandising by utilizing data analytics capabilities that allow retailers to automatically identify popular products and adjust price discounts on inventory close to the end of their shelf life and accelerate clearance;
●	Smart marketing based on consumer behavior and big data analytics that generate targeted marketing messages to improve the efficiency of consumer acquisition and increase consumer spending; and
●	Smart store operation with AI and smart IoT devices that analyze customer behaviors and in-store flows and provide intelligent recommendations on product assortments, store layouts, and inventory tracking to improve the accuracy of service recommendations. The interactive kiosks, AI-powered bots and automatic checkout counters will also reduce the stress of store manager, enhance customer service and efficiency.

Our total net revenues increased from RMB6,001.4 million in 2019 to RMB6,130.4 million in 2020, and RMB6,951.5 million (US$1,090.8 million) in 2021, respectively. We incurred a net loss of RMB2,909.4 million and RMB1,649.2 million, and RMB3,849.8 million (US$604.1 million) in 2019, 2020 and 2021, respectively.

In the future, we plan to further adjust our business strategy to transition to an integrated online and offline platform to drive and upgrade the digitalization of China’s neighborhood retail industry, leveraging our extensive market know-how on the grocery supply chain and pioneering technological innovations, such as our proprietary Retail AI Network. To achieve this goal, we plan to develop private label products to meet the emerging needs of customers, while we could also provide value-added services to and share resources with different players in the neighborhood retail industry, such as traditional retailers in China that are moving online, and other online and offline retailers and e-commerce companies focused on grocery product category. With this commitment, we can continue helping traditional retailers to realize and upgrade the digitalization. However, it is uncertain whether our business strategy adjustments will be successful ultimately. For the relevant uncertainties and risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We adopted significant business strategy adjustments in July 2022 and these business strategy adjustments may not be successful ultimately.”

Our On-Demand DMW Retail Business

In 2021, our on-demand DMW retail business generated revenue from sales of groceries on our “Missfresh” mobile application and mini program. Before the shutdown of our on-demand DMW retail business, we once offered on-demand delivery of more than 5,000 SKUs of our individually managed products from our strategically located neighborhood DMWs to consumers in 36 minutes on average. We relied on smart supply chain, smart logistics, and smart sales & marketing systems in our proprietary Retail AI Network. Finally, our online and offline operations were fully integrated as we operated the end-to-end value chain of neighborhood grocery retail, allowing us to meet consumer needs for speedy delivery of quality products.

Historically, fresh produce sales had been a major component, but over the years we expanded our offerings to include more SKUs with a more diversified portfolio of products. As of December 31, 2021, 43% of our GMV was from fresh produce such as fruits, vegetables, meat and seafood and dairy, while fast-moving consumer goods accounted for 57% of our GMV.

As previously disclosed in the Form 6-K furnished with the SEC on July 29, 2022, we had to adopt significant adjustments to our business strategy for sustainability, including a temporary shutdown of our on-demand DMW retail business and staff optimization. We will decide if and when we will re-open the on-demand DMW retail business depending on the development of our financings and business operations. As of the date of this annual report, it is still undecided if and when we will re-open the on-demand DMW retail business.

Our Intelligent Fresh Market Business

Our intelligent fresh market business aims to optimize the fresh market shopping experience without detracting from fresh market’s unique appeal. We convert fresh markets into smart fresh malls by (i) reconfiguring the floor plan, improving the business mix and introducing new service offerings; (ii) providing merchants with SaaS-based service package including electronic payment, online marketing, CRM tools and business planning, and (iii) through our SaaS-based service packages, we help merchants at our intelligent fresh markets manage offline private traffic and realize additional monetization. We generate revenue from rent collected from individual merchants, annual fee or commission based on GMV of our intelligent Merchant SaaS product, commission fees collected from online e-commerce business and other value-added services. We are also exploring options to provide SaaS to other fresh markets that are not managed by us, for which we can charge market operator a SaaS subscription fee. Our participation helps the fresh market merchants further embrace the trend of online and offline integration, digitalization and intelligentization and achieve lower cost and higher operating efficiency. As of December 31, 2021, we had entered into contracts to operate 83 fresh markets in 21 cities in China and have started to operate 64 of them in 17 cities in China.

Standardization, intelligent business planning and optimization. We standardize the placement of merchant stalls, reconfigure the floor plan, improve the business mix and introduce new service offerings, for the purposes of boosting offline sales and offer value-add services, such as priority stalls. We leverage the scale of our smart fresh malls to bring in more products and service providers, including bakery chains, hair salons and food delis so that our fresh markets become a destination for consumers with a variety of needs. As we gain more operational experience, we will be better at optimizing the layout of fresh markets to increase traffic and better match consumers with merchants.

SaaS-based service package for merchants. We help merchants achieve digitalized operation through electronic payment processing, marketing tools, and business planning.

Omni-channel enablement. We link fresh market merchants and consumers through omni-channel purchase options. Through SaaS-based service package we provide to our merchants, we help merchants convert their offline private traffic into online traffic. The seamless integration of online and offline shopping processes allows fresh market consumers to experience the traditional atmosphere of a fresh market in an efficient and hassle-free manner.

Our Retail Cloud Services Business Initiative

We are committed to revolutionizing the neighborhood retail industry outside of our DMWs and intelligent fresh markets. Our technological capacity and infrastructure are naturally appealing to third parties who want to engage in online retail and digital operations. Leveraging the significant scale of our business, cutting-edge Retail AI Network, and AI capabilities from years of operation, we started our retail cloud business initiative in 2021 to provide business partners and other enterprises, starting from supermarkets, with a cloud and AI-based SaaS. To offer value-added services and share resources with different players, our retail cloud SaaS provides business tools to manage all aspects of their businesses, including omni-channel marketing, private traffic, merchandising, supply chain, fulfillment, DMW and operational optimization.

Our end-to-end solutions embedded in our Retail AI Network have established a high barrier to entry in an industry characterized by high transaction frequency, high inventory loss rate and needs for convenient delivery. With acute knowledge of the needs of our retail cloud services clients, ranging from local supermarkets to neighborhood grocery stores, we are ready to disrupt conventional practices in the neighborhood retail industry at a large scale.

Technology & Data Security

We are a technology driven company, with over 370 employees in our technology, research and development department as of December 31, 2021. Through 2019 to 2021, we have invested RMB1,585.0 million (US$248.7 million) into research and development and accumulated insights into consumer data. Firmly committed to our philosophy of “standardized, digitalized, intelligentized and platformized”, as well as our dedication to a big data and technology-driven operation model, we have established a high barrier to entry in an industry characterized with high transaction frequency, high inventory loss rate and needs for convenient delivery. We are committed to continuing to invest in our core digital capabilities.

Our proprietary Retail AI Network is an AI-enabled technology platform designed for the operational management of long-value chain retail business. Our Retail AI Network consists of smart supply chain, smart logistics, and smart marketing systems, bridging all value chain junctions including inventory replenishment, procurement, turnover management, merchandising, logistics, and marketing. Using standardized management based on SaaS and AI-powered decision-making, we ensure effective decision-making and efficient execution. With our Retail AI Network, we break down end-to-end operations into modules to ensure seamless management and transaction with our consumers.

Within each module of operation, we implement a certain level of automation. After over five years of iteration, in 2021, our proprietary Retail AI Network automated over 90% of the decisions in inventory replenishment, procurement and promotional pricing.

We rely on major cloud service providers to maintain our technological infrastructure. Our technology ensures that the different cloud services for different business functions interconnect smoothly.

We are committed to protecting our users’ personal information and privacy. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We collect personal information and other data that is related to the services we provide, such as cell phone numbers, device information and delivery status, and use the collected data for our operations, all with users’ consent.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We take technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority.

We back-up our user and other forms of data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss.

Intellectual Property

We have built a system of intellectual property management, which ensures that all of our technological innovations are copyrighted and protected as intellectual properties. We defend any infringement on our registered trademarks from competitors. In our business contracts, we include intellectual property protection clauses that define intellectual property ownership.

Our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property are critical to our development, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights.

As of December 31, 2021, we had 194 authorized patents, including 105 inventions, 45 utility models and 44 designs; besides we also have 188 additional patent applications in China, including 177 inventions, 5 utility models and 6 designs. As of December 31, 2021, we also had 81 computer software copyrights in China relating to various aspects of our operations, 616 trademark registrations and 30 trademark applications in China and 24 trademark registrations and 6 trademark applications outside China. As of December 31, 2021, we had registered 39 domain names, including www.missfresh.cn, among others.

Competition

We anticipate that the neighborhood retail industry will continue to be competitive and keep evolve and will see rapid technological changes, evolving industry standards, shifting consumer requirements, and frequent innovation. We must continually innovate in many aspects to remain competitive, including business strategy, merchandising and execution capabilities and technology infrastructure.

Our intelligent fresh market is pathbreaking and currently has no major competitors. The retail cloud business initiative is relatively new, and we may face competition from new entrants in the market.

As we operate in attractive markets with large total addressable market sizes, we or other companies may introduce new business models, innovations, products or services, and we may be subject to additional competition as a result. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition and we may lose market share and consumers if we fail to compete effectively.”

Seasonality

In 2021, we experienced seasonality in our business, reflecting a combination of traditional retail seasonality patterns and new patterns associated with neighborhood retail in particular. For example, we experienced fluctuations in user traffic and purchase orders during weekends, national holidays, promotional seasons such as November 11th. Overall, the historical seasonality of our business has been relatively mild and may increase further in the future. With our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, certain of our subsidiaries in Beijing, Shanghai, Shenzhen, Qingdao, Hangzhou, Tianjin and Guangzhou, such as Beijing Missfresh E-Commerce Co., Ltd., Qingdao Missfresh E-Commerce Co., Ltd., Shanghai Missfresh E-Commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., have applied for extension of the payment for certain social security insurance to the end of December 2022 or March 2023 for certain of our former employees, and such applications have been approved by the relevant government authorities. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all management and technology and other professional personnel.

We consider our insurance coverage to be adequate, as we have in place all the mandatory insurance policies required by Chinese laws and regulations and in accordance with the commercial practice in our industry.

Regulation

Regulation Related to Corporation and Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, which was promulgated by the National People’s Congress on December 29, 1993 and came into effect on July 1, 1994. The PRC Company Law was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018 (the latest revision became effective on October 26, 2018). The PRC Company Law generally governs two types of companies, namely limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of shareholders of a limited liability company or a joint stock limited company is limited to the amount of registered capital they have contributed. The PRC Company Law shall also apply to foreign-invested companies in form of limited liability company or joint stock limited company. Where laws on foreign investment have other stipulations, such stipulations shall apply.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, and Special Entry Management Measures (Negative List) for the Access of Foreign Investment in Pilot Free Trade Zones (2021 Version) especially for the investment activities in the Pilot Free Trade Zones in PRC, which both were promulgated by the NDRC and MOFCOM and took effect on January 1, 2022 and the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, which was promulgated by the NDRC and MOFCOM and took effect on January 27, 2021. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting initial reports, change reports, deregistration reports and annual reports, etc.

Regulation Related to Value-Added Telecommunications Services and Foreign Investment Restrictions

On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, the primary governing law on telecommunication services, were issued by the PRC State Council. The Telecom Regulations were most recently amended and became effective on February 6, 2016. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to commencing operations.

The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” The Catalog of Telecommunications Business was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. Information services via public communication networks, such as fixed networks, mobile networks and the internet, are classified as value-added telecommunications services.

On March 1, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures were amended and became effective on September 1, 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services, or the VATS License. The operating scope of a license describes the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with the specifications listed in its VATS License.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, which requires foreign investors to set up foreign-invested enterprises and obtain a VATS License to conduct any value-added telecommunications business in China. Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and most recently amended on March 29, 2022, and Notice of Removing the Restrictions on Foreign Equity Ratios in Online Data Processing and Transaction Processing (Operating E-commerce) Business promulgated by MIIT on June 19, 2015, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%, except for online data processing and transaction processing businesses (i.e., the e-commerce business) as a type of value-added telecommunications services, which has been allowed to be 100% owned by foreign investors. The Special Administrative Measures for Access of Foreign Investment (Negative List), or the List, promulgated on December 27, 2021 and effective on January 1, 2022, also imposes the 50% restrictions on foreign ownership in value-added telecommunications business, except for operating e-commerce business, domestic multi-party communication, storage-forwarding, and call centers.

Beijing Missfresh E-Commerce Co., Ltd., one of our PRC subsidiaries and the operating entity of our digital platforms, has obtained a VATS License for online data processing and transaction processing business (limited to operating e-commerce) and such VATS License will expire in February 25, 2025.

On June 14, 2022, the Cyberspace Administration of China, or the CAC, promulgated the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which replaced its previous version promulgated on June 28, 2016 and became effective on August 1, 2022. Under the APP Provisions, mobile application providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through internet mobile applications any content prohibited by laws and regulations. The APP Provisions also require application providers to obtain relevant qualifications required by laws and regulations for providing services through such applications.

Furthermore, on December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which took effect on July 1, 2017. It requires, among others, that internet information service providers should ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

Regulation Related to Online Trading

On August 31, 2018, the National People’s Congress promulgated the PRC E-Commerce Law, which became effective on January 1, 2019, and aims to regulate the e-commerce activities conducted within the territory of the PRC. Pursuant to the E-Commerce Law, an e-commerce platform operator shall (i) collect, verify and register the truthful information submitted by the third-party merchants that apply for selling products or providing services on its platform, including the identities, addresses, contacts and licenses, establish registration archives and update such information on a regular basis; (ii) submit the identification information of the third-party merchants on its platform to market regulatory administrative department in accordance with regulations and remind the third-party merchants to complete the registration with market regulatory administrative department; (iii) submit identification information and tax-related information of the third-party merchants on its platform to tax authorities in accordance with the laws and regulations regarding the administration of tax collection and remind the individual third-party merchants to complete the tax registration; (iv) record and retain the information of the products and services and the transaction information on its platform for no less than three years; (v) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (vi) display the noticeable labels regarding the products or services provided by the platform operator itself on its platform, and take liabilities for such products and services; (vii) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and restrain from deleting such comments; and (viii) establish intellectual property protection rules, and take necessary measures when any intellectual property rights holder notify the platform operator that his intellectual property rights have been infringed.

An e-commerce platform operator may be subject to warnings and fines up to RMB2,000,000 where it fails to take necessary measures when it knows or should have known that the products or services provided by the third-party merchants on its platform do not meet the personal or property safety requirements or such third-party merchants’ other acts may infringe on the lawful rights and interests of the consumers. In addition, an e-commerce platform operator shall take joint liabilities with the relevant third-party merchants on its platform and may be subject to warnings and fines up to RMB2,000,000 where it fails to take necessary measures, such as deleting and blocking information, disconnecting, or terminating transactions and services, when it knows or should have known that the third-party merchants on its platform infringe any intellectual property rights of any other third party. With respect to products or services affecting the consumers’ life and health, if an e-commerce platform operator fails to verify the third-party merchants’ qualification or fails to fulfill its obligations to safeguard the safety of consumers, which results in damages to the consumers, it shall take corresponding liabilities and may be subject to warnings and fines up to RMB2,000,000.

On March 15, 2021, the SAMR has issued the Measures for the Supervision and Administration of Online Transactions, or the Measures for Online Transaction, which took effect on May 1, 2021. Measures for Online Transaction reinforces the operation requirements as provided under the PRC E-Commerce Law and the principles of legality, rationality and necessity in the collection and use of the users’ information and disclosure of the rules, purposes, methods and scopes of collection and use of user information specified in the Cyber Security Law. It also provides that the business operator through online platform (i) shall not use false transactions, fabricated user review etc to conduct false or misleading business promotion, so as to defraud or mislead consumers; (ii) shall not eliminate or restrict competition, damage or ruin the competitor’s reputation; (iii) shall not force consumers to agree with the collection and use of their personal information that is not directly related to such operator’s business activities by means of general authorization, default authorization, bundling with other authorization, termination of installation and use.

Regulation Related to Consumer Protection and Product Quality

The PRC Consumer Protection Law promulgated by the National People’s Congress, which was latest amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the PRC Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators to criminal penalties. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the providers of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures should bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services on the demand of consumers. If business operators knowingly provide substandard or defective products or services, causing death or serious damage to the health of consumers or other victims, the victims shall have the right to require compensation for their losses and to claim punitive compensation of not more than two times the amount of losses incurred.

In January 6, 2017, the SAIC promulgated the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and amended on October 23, 2020, to guarantee the implementation of the seven-day unconditional return of goods provided for by PRC Consumer Protection Law, protect the legitimate rights and interests of consumers and promote the sound development of E-commerce. Pursuant to these measures, online trading platform providers shall develop and perfect rules for the seven-day unconditional return of goods on their platforms as well as supporting systems related to the protection of consumer rights and interests, display the same in a prominent location on the platforms, and supervise the merchants for compliance with these rules.

The Product Quality Law promulgated by the National People’s Congress which was latest amended on December 29, 2018 and effective on the same day, applies to all production and sale activities in the PRC. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury or damage of property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Agricultural Product Quality Safety Law promulgated by the National People’s Congress which was latest amended on October 26, 2018 and effective on the same day, and Measures for the Supervision and Administration of Marketing of Edible Agricultural Products promulgated by the State Food and Drug Administration of the PRC on January 5, 2016 and effective on March 1, 2016, both applies to the agricultural production and sale activities in the PRC. Pursuant to these law and measures, agricultural products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce agricultural products in any areas considered unsuitable for production of certain agricultural products. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of agricultural products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury or damage of property, the victim may claim compensation from the agricultural product wholesale market, the manufacturer or the seller of the agricultural product.

Regulation Related to Food Operation

In accordance with the PRC Food Safety Law, promulgated on February 28, 2009 and latest amended on April 29, 2021, and the Implementation Regulations of PRC Food Safety Law, issued on July 20, 2009 and latest amended on October 11, 2019 and effective on December 1, 2019, with the purpose of guaranteeing food safety and safe guarding the health and life safety of the public, the PRC sets up a system of the supervision, monitoring and appraisal on the food safety risks, compulsory adoption of food safety standards. To engage in food production, sale or catering services, the business operators shall obtain a license in accordance with the laws and regulations. Furthermore, the State Council implements strict supervision and administration for special categories of foods such as healthcare food, special formula foods for medical purposes and infant formula. Violations of these law and measures may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of tools, equipment, raw materials and other articles used in the illegal food production or trading, or even criminal penalties.

The Administrative Measures for Food Operation Licensing promulgated by the State Food and Drug Administration of the PRC, or the SFDA, on August 31, 2015 and amended on November 17, 2017 and effective on the same day, regulates the food operation licensing activities, strengthens supervision and management of food operation, and ensures food safety. Food operation operators shall obtain the food operation license, or the Food Operation Permit, for each business venue where they engage in food operation activities. The food operation license is valid for five years. Food operation operators shall properly keep their food operation licenses, and shall not forge, alter, resell, rent, lend, or transfer any food operation licenses. Those who fail to obtain a food operation license and engage in food operation activities shall be punished by the local food and drug administrative authorities at or above the county level according to these measures and PRC Food Safety Law. As of the date of this annual report, 18 of our PRC subsidiaries have obtained Food Operation Permits.

In July 2016, the SFDA promulgated the Measures for Investigation and Handling of Illegal Acts Involving Online Food Safety, which was amended on April 2, 2021, pursuant to which a third-party platform provider for online food trading in the PRC shall file a record with the food and drug administration at the provincial level and obtain a filing number. Where an online food trading third-party platform provider fails to complete such filing, the provider may be ordered to make rectifications and given a warning by the competent food and drug administration, and failure to make such rectification may be subject to fines ranging from RMB5,000 to RMB30,000. Beijing Missfresh E-Commerce Co., Ltd., one of our PRC subsidiaries, has completed the required filing formalities with the competent food and drug administration.

Regulations Related to Importation of Goods

The major PRC laws and regulations governing import of goods are Foreign Trade Law of the PRC, or the Foreign Trade Law, Regulations of the PRC on the Administration of Import and Export of Goods, or the Regulations on Import and Export of Goods, Customs Law of the PRC and Provisions of the Customs of the PRC on the Administration of Registration of Customs Declaration Entities.

In light of the Foreign Trade Law promulgated by the Standing Committee of the National People’s Congress on May 12, 1994, amended on April 6, 2004 and November 7, 2016 respectively, save as otherwise provided by laws and administrative regulations, foreign trade operators engaging in goods or technology import shall go through the record-filing registration formalities with the competent department of foreign trade under the State Council of the PRC or its authorized institutions. Failing to do the same, the customs shall refuse to process the declaration and clearance of goods imported submitted by such foreign trade operators. A legally registered foreign trade operator is entitled to act as other parties’ agent to handle foreign trade businesses within its business scope.

Pursuant to the Customs Law of the PRC amended on April 29, 2021, all inward goods shall enter the territory at a place where there is a Customs office, and those goods must be declared and duties on them paid by their receiver or by representatives entrusted by the receiver and approved by and registered with the Customs. To undergo customs declaration formalities, the consignees for imported goods and the customs declaration enterprises should file with the customs offices in accordance with Provisions of the Customs of the PRC on the Administration of Registration of Customs Declaration Entities.

Regulations Related to Import Inspection and Quarantine

The Standing Committee of the National People’s Congress promulgated the Law of the PRC on Import and Export Commodity Inspection, or the Import and Export Commodity Inspection Law, in 1989 and last amended on April 29, 2021. According to the Import and Export Commodity Inspection Law and its Implementations, the State Administration for Commodity Inspection shall make and adjust a Catalog of Import and Export Commodities Subject to Compulsory Inspection. The import commodities which are included in the Catalog shall be inspected by the commodity inspection authorities. No permission shall be granted for the sale or use of import commodities specified in the Catalog until they have undergone inspection.

According to the Measures for the Administration of Entry-Exit Inspection and Quarantine Enterprises promulgated by General Administration of Customs in May 2018 and effective on July 1, 2018, to apply for inspection the entity shall complete the filing procedures to the Customs. The consignee shall apply for inspection on its own or by its agent.

Regulation Related to Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, origin of production, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not commit the specified unlawful pricing activities, such as (i) colluding with others to manipulate the market price, (ii) except for the disposal of perishable, seasonal and overstocked commodities at reduced prices in accordance with relevant laws, dumping commodities at prices lower than the cost in order to drive out rivals or monopolize the market, thus disrupting the normal production and operation order and impairing the interests of the State or the lawful rights and interests of other operators (iii) fabricating and spreading information about price hikes and forcing up prices, thus stimulating excessive commodity price hikes, (iv) using false or misleading prices to entice consumers into transactions, (v) conducting price discrimination against other business operators, (vi) forcing up or forcing down prices in disguised form by raising or lowering grades when purchasing or selling commodities or providing services, or (vii) making exorbitant profits in violation of the provisions of laws and regulations. Failure to comply with the Pricing Law may subject business operators to administrative sanctions such as warning, ceasing unlawful activities, compensation, confiscating illegal gains, fines. For example, a business operator which uses false or misleading prices to entice consumers into transactions, may be ordered to take remedial action, and be confiscated its illegal gains and imposed with a penalty of less than five times of its illegal gains; or where there is no illegal gain, be imposed with a penalty of more than RMB50,000 and less than RMB500,000. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. We are subject to the Pricing Law as an online retailer and believe that our pricing activities are currently in compliance with the law in all material aspects. However, in some cases, we may be held liable and be subject to fines or other penalties if the authorities determine that, our guidance for certain promotional activities resulted in unlawful pricing activities, or if the pricing information we provided for promotional activities was determined to be untrue or misleading.

Regulation Related to Advertising

The Advertising Law of the PRC, which was promulgated on October 27, 1994 and recently amended on April 29, 2021, requires that advertisers, advertising operators and advertisement publishers shall ensure that contents of advertisements produced or spread by them are true and totally comply with applicable laws and regulations, and contents of advertisements shall not include, inter alia, information which (i) damages the national dignity or interest, or involves state secrets, (ii) contains such words as “national”, “highest level” and “the best”, and (iii) involves ethnic, racial, religious and gender discrimination. In addition, in providing advertising services, advertising operators and advertisement publishers must review the supporting documents provided by advertisers for advertisements and verify the content of the advertisements. Prior to distributing advertisements that are subject to government censorship and approval, advertising publishers are obligated to verify that such censorship has been performed and approval has been obtained. The release or delivery of advertisements through the internet must not impair the normal use of the network by users. Particularly, advertisements distributed on internet pages such as pop-up advertisements must be indicated with conspicuous mark for close to ensure the close of such advertisements by one click. Where internet information service providers know or should have known that illegal advertisements are distributed using their services, they must prevent such advertisements from being distributed.

The Interim Measures for Administration of Internet Advertising regulating the internet-based advertising activities, were adopted in July 2016. According to these measures, advertising operators and publishers of internet advertisement must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and publishers must examine supporting documents provided by advertisers and verify the contents of the advertisements before publishing. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and publishers must refrain from providing design, production, agency or publishing services. These measures also prohibits the following activities: (i) providing or using applications and hardware to intercept, filter, cover up or skip over lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal data transmission of lawful advertisements or tamper with, block lawful advertisements, or loading advertisements without authorization; and (iii) using fake statistics, dissemination effect or internet media value to induce an erroneous offer for illegitimate benefits or damage to the interests of any other person. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information.

Regulation Related to Internet Security and Privacy Protection

On May, 2020, the National People’s Congress of the PRC approved the Civil Code of the PRC, which came into effect on January 1, 2021. Pursuant to the Civil Code of PRC, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress of China on December 28, 2000, as amended, provides that, among other things, the following activities conducted through the Internet, if constitutes a criminal act under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) in violation of State regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through the internet.

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by the Ministry of Public Security require internet service providers and organizations that use interconnection to implement technical measures for internet security protection, like technical measures for preventing any matter or act that may endanger network security, e.g., computer viruses, invasion or attacks to or destruction of the network, require all internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On November 7, 2016, the National People’s Congress Standing Committee promulgated the Cyber Security Law which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cyber Security Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling of security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which became effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructures, which took effect on September 1, 2021 and provide that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. The regulations further require critical information infrastructures operators, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection Departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which took effect from November 1, 2021. Pursuant to the PRC Personal Information Protection Law, personal information refers to the information related to an identified or identifiable individual recorded electronically or by other means, excluding the anonymized information, and processing of personal information includes among others, the collection, storage, use, handling, transmission, provision, disclosure, deletion of personal information. The PRC Personal Information Protection Law explicitly sets forth the circumstances where it is allowed to process personal information, including (i) the consent from the individual has been obtained; (ii) it is necessary for the conclusion and performance of a contract under which an individual is a party, or it is necessary for human resource management in accordance with the labor related rules and regulations and the collective contracts formulated or concluded in accordance with laws; (iii) it is necessary to perform statutory duties or statutory obligations; (iv) it is necessary to respond to public health emergencies, or to protect the life, health and property safety of individuals in emergencies; (v) carrying out news reports, public opinion supervision and other acts for the public interest, and processing personal information within a reasonable scope; (vi) processing personal information disclosed by individuals or other legally disclosed personal information within a reasonable scope in accordance with this law; or (vii) other circumstances stipulated by laws and administrative regulations. In addition, this law emphasizes that individuals have the right to withdraw their consent to process their personal information, and the processors must not refuse to provide products or services on the grounds that the individuals do not agree to the processing of their personal information or withdraw their consent, unless processing of personal information is necessary for the provision of products or services. Before processing the personal information, the processors should truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) the purpose of processing personal information, processing method, type of personal information processed, and the retention period; (iii) methods and procedures for individuals to exercise their rights under this law; (iv) other matters that should be notified according to laws and administrative regulations. Furthermore, the law provides that personal information processors who use personal information to make automated decisions should ensure the transparency of decision-making and the fairness and impartiality of the results, and must not impose unreasonable differential treatment on individuals in terms of transaction prices and other transaction conditions.

In addition to the aforementioned general rules, the PRC Personal Information Protection Law also introduces the rules for processing sensitive personal information, which refers to the personal information that, once leaked or illegally used, can easily lead to the infringement of the personal dignity of natural persons or harm personal and property safety, including biometrics, religious beliefs, specific identities, medical health, financial accounts, whereabouts and other information, as well as personal information of minors under the age of fourteen. Personal information processors can process sensitive personal information only if they have a specific purpose and sufficient necessity, and take strict protective measures. In addition, the law provides rules for cross-border provision of personal information. In particular, it is provided that the operators of critical information infrastructures and the personal information processors that process personal information up to the number prescribed by the national cyberspace administration shall store personal information collected and generated within the PRC. If it is really necessary to provide such personal information overseas, they shall pass the security assessment organized by the national cyberspace administration, except as otherwise stipulated by laws, administrative regulations and the national cyberspace administration. Any processor in violation of this law may be subject to administrative penalties including rectifications, warnings, fines, confiscation of illegal gains, suspension of the apps illegally processing personal information or suspension of the relevant business, revocation of business operation permits or business licenses, civil liabilities or even criminal liabilities. The directly responsible personnel in charge and other directly responsible personnel may be imposed with fines and prohibited from serving as directors, supervisors, senior management personnel and personal information protection officers of related companies within a certain period of time.

On November 14, 2021, the CAC publicly solicited opinion on the Regulations on the Administration of Cyber Data Security (Draft for Comments) or the Draft Data Security Regulations, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) the merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) data processors that handle the personal information of more than one million people intends to be listed abroad; (iii) the data processor intends to be listed in Hong Kong, which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. The Draft Data Security Regulations also provide that the operators of large Internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and other competent authorities.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly promulgated the Cybersecurity Review Measures, or the Review Measures, which became effective from February 15, 2022. The Review Measures, upon effective, will replace its previous version promulgated on April 13, 2020. According to the Review Measures, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The aforesaid operators shall file for a cybersecurity review with Cybersecurity Review Office under the CAC if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. Cybersecurity reviews focus on assessing the following national security risks factors associated with relevant objects or circumstances: (i) the risk of illegal control, interference or destruction of critical information infrastructure, arising from the purchase and utilization of network products and services; (ii) the harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of network products and services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with the PRC laws, administrative regulations and ministry rules of the suppliers of network products and services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country; (vi) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the network information security risk in relation to listing abroad; and (vii) other factors that may harm critical information infrastructure, cyber security and/or data security.

Furthermore, on July 7, 2022, the CAC released the Measures on Security Assessment of Cross-border Data Transfer, which will take effect from September 1, 2022. Such measures requires that any data processor which exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) any important data will be provided overseas by a data processer; (ii) any personal information will be provided overseas by an operator of critical information infrastructure or a data processor processing personal information of more than one million individuals; (iii) any personal information will be provided overseas by a data processor processing the personal information of more than 100,000 individuals or the sensitive personal information of more than 10,000 individuals on a cumulative basis since January 1 of the previous year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC.

Regulation Relating to Payment Services

According to Measures for the Administration of Payment Services of Non-Financial Institutions which were promulgated by the People’s Bank of China, or the PBOC on June 14, 2010 and took effect on September 1, 2010, and Detailed Implementing Rules for the Measures for the Administration of Payment Services of Non-Financial Institution which were promulgated by the PBOC and took effect on December 1, 2010, the payment services provided by non-financial institutions refer to some or all of the following monetary capital transfer services provided by the non-financial institutions as intermediary agencies between payers and payees: (i) payment through the internet; (ii) issuance and acceptance of prepaid cards; (iii) bankcard acquiring; and (iv) other payment services as determined by the PBOC. Non-financial institutions which provide payment services shall obtain a “Payment Business License” and become a “payment institution.” Payment Business License is valid for five years from the date of issuance. Payment institutions shall carry out business activities in compliance with the scope of business approved by the Payment Business License, and shall not outsource any businesses, transfer, lease, or lend its Payment Business License. Any non-financial institutions and individuals shall not directly or indirectly engage in the payment business without the approval of the PBOC. For any non-financial institution or individual that engages, whether explicitly or otherwise, in payment service without the approval of the PBOC, the PBOC and the branches thereof shall order it to terminate payment business; where a crime is suspected, it/he/she shall be transferred to the public security organ in accordance with law for investigation; where a crime is constituted, it/he/she shall be subject to criminal responsibilities.

In November 2017, the PBOC published the Notice on Further Strengthening the Remediation of Unlicensed Business Payment Services, or the PBOC Notice, on the investigation and administration of illegal offering of settlement services by financial institutions and third-party payment service providers to unlicensed entities. The PBOC Notice intended to prevent unlicensed entities from using licensed payment service providers as a conduit for conducting the unlicensed payment settlement services, so as to safeguard the fund security and information security.

Regulation Relating to Unfair Competition

According to the Law Against Unfair Competition of the PRC, or the Anti-Unfair Competition Law, promulgated by the Standing Committee of National People’s Congress, on September 2, 1993 and amended on November 4, 2017 and April 23, 2019 respectively, effective from April 23, 2019, operators shall not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, illegitimate premium sale and commercial libel. Any operators who violate the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.

Regulation Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties.

According to the Civil Code of PRC which took effect from January 1, 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease agreement if the lessee subleases the premises without the prior consent of the lessor.

Pursuant to the Administrative Measures for Commodity Housing Tenancy issued by the Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, the parties concerned to a housing tenancy shall go through the housing tenancy registration formalities with the competent construction (real estate) departments of the municipalities directly under the central government, cities and counties where the housing is located within 30 days after the housing tenancy contract is signed.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right. The Patent Law of the PRC and its implementation rules provide for three types of patents, namely, “invention”, “utility model” and “design”. Invention patents are valid for twenty years, while design patents and utility model patents are valid for ten years, from the date of application. The Chinese patent system adopts a “first-to-file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

Copyright

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, promulgated in September 1990, implemented in June 1991, amended in October 2001, February 2010 and November 2020, and effective on June 1, 2021 the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

Trademark

Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, amended on October 28, 2008, April 23, 2019 and April 29, 2021, as well as other relevant detailed fire prevention regulations, require that premises of warehouses must either obtain a fire safety assessment permit or complete a fire safety filing. Also, according to the Provisions on Administration of Construction Permit of Construction Projects, which was promulgated by the Ministry of Housing and Urban-Rural Development on June 25, 2014 and most recently amended on April 29, 2021, a construction project with an investment amount less than RMB300,000 or a construction area of less than 300 square meters is exempted from the requirement of a construction permit. Further, according to the Eight Measures in Deepening Reform and Supporting Economic and Society Development promulgated by the Ministry of Public Security on August 12, 2015, a construction project with an investment amount less than RMB300,000 or a construction area of less than 300 square meters, or other threshold with respect to the investment amount or construction area as otherwise determined by the provincial authority of housing and urban-rural development is exempted and released from the requirements of fire protection design and fire safety filing.

In addition, pursuant to the Interim Provisions on the Administration of Fire Protection Design Review and Final Inspection of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development, effective on June 1, 2020, or the Interim Provisions Regarding Fire Protection, a special construction project as stipulated in the Interim Provisions Regarding Fire Protection shall be subject to fire protection design review before such project was commenced construction and shall be subject to fire protection inspection before such project was put into used; other construction projects other than a special construction project and as stipulated in the Interim Provisions Regarding Fire Protection shall be subject to fire protection inspection recordation, and the competent department of housing and urban-rural development shall conduct a random fire protection inspection thereof.

Pursuant to these regulations, failure to obtain a fire safety assessment permit shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine of between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. In addition, fire departments conduct spot inspections irregularly and the competent department of housing and urban-rural development conducts a random fire protection inspection thereof. The warehouses that fail to pass such inspections are also subject to monetary penalties and suspension of business operations.

Regulation Related to Employment, Social Insurance and Housing Fund

The Labor Law and The Labor Contract Law provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must comply with local minimum wage standards. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationship are terminated. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE promulgated the Circular of SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

Regulation on Dividend Distribution

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign- invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are required to make record filings with the NDRC or the local branch of the NDRC respectively. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with MOFCOM or a local branch of MOFCOM. The Notice of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and amended on May 4, 2015, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, replacing SAFE Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation Related to Stock Incentive Plan

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulation Related to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”

Value-added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry used to be generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

According to the Anti-Monopoly Law which took effect as of August 1, 2008 and amended on June 24, 2022, where the concentration of business operators reaches the filing thresholds stipulated by the State Council, business operators shall file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. Pursuant to the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and the Security Review Rules issued by the General Office of the State Council on February 3, 2011 and became effective on March 3, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns, and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns, are subject to strict review by the PRC government authorities. On August 25, 2011, MOFCOM issued the Provisions of MOFCOM for the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which provides that if a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review specified in the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, the foreign investor shall file an application with MOFCOM for security review. Whether a foreign investor’s merger or acquisition of a domestic enterprise falls within the scope of security review or not shall be determined based on the substance and actual influence of the merger or acquisition transaction. No foreign investor is allowed to substantially avoid the security review in any way, including but not limited to, holding shares on behalf of others, trust arrangements, multi-level reinvestment, leasing, loans, contractual control, or overseas transactions.

On July 6, 2021, the relevant PRC government authorities issued the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOFCOM jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective from January 1, 2022. Pursuant to that, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.

According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on offering within three business days after completion of the follow-on offering, (iii) with respect to its follow-on offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Non-compliance with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.

Regulations on Anti-Monopoly

Under the Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition. Pursuant to the Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.

Pursuant to the Anti-Monopoly Law and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation) , (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

In addition, pursuant to the Anti-Monopoly Law and relevant regulations, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, are prohibited, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings. If business operators fail to comply with the Anti-Monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines.

Moreover, in February 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Platform Economy Sector. The Anti-Monopoly Guidelines for the Platform Economy Sector are consistent with the Anti-Monopoly Law and prohibit monopolistic conduct such as entering into monopoly agreements, abuse of market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions by virtue of big data and analytics, coercing counterparties into monopolistic arrangements, using technological means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of users’ unnecessary data. On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

On June 24, 2022, the Standing Committee of the National People’s Congress issued the Decision on revising the Anti-Monopoly Law, effective August 1, 2022, which increases the fines on business operators for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The decision also proposes for the relevant authority to require a filing where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold, and if the business operator does not make the filing, then the relevant authority shall conduct an investigation.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report:

Note:

(1)	Qingdao Missfresh E-Commerce Co., Ltd. is beneficially 100.0% owned by Missfresh Limited, including indirect ownership of 98.4% equity interest through Missfresh HK Limited and indirect ownership of 1.6% equity interest through another intermediate holding company.
D.Property, Plant and Equipment

As of October 31, 2022, we operated our business through over 227 leased properties in Beijing, Shanghai, Hangzhou, Nanjing, Suzhou and various other cities in China. Currently, our leased properties in China primarily serve as our offices and fresh markets. We believe that there is sufficient supply of properties in China and we do not rely on the existing leases for our business operations.

As of October 31, 2022, we had one leased office in Beijing with a gross floor area of approximately 80 square meters. The lease agreement will be renewed on a monthly basis.

For our intelligent fresh market business, we enter into cancellable long-term operating contracts with fresh markets. As of October 31, 2022, our fresh markets had a total gross floor area of approximately 382,911 square meters, ranging from a gross floor area of approximately 500 square meters to 131,868 square meters. The relevant cancellable long-term operating contracts vary in duration from one to twenty years.

We temporarily shut down our on-demand DMW retail business in July 2022. As of October 31, 2022, our leases for 173 DMWs in 8 cities in China were still effective. As of October 31, 2022, our leased DMW properties had a total gross floor area of approximately 66,390 square meters, ranging from a gross floor area of approximately 80 square meters to 675 square meters. As of October 31, 2022, the relevant lease agreements had lease expiration dates ranging from November 11, 2022 to December 14, 2026. We expect to terminate those leases for DMWs in the foreseeable future.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.Operating Results

Overview

We are an innovator in China’s neighborhood retail industry. Our businesses started in October 2014 by launching on-demand DMW retail business. To further digitalize the neighborhood retail industry end-to-end, we launched our intelligent fresh market business in the second half of 2020 and started our retail cloud business initiative in 2021. In July 2022, we adopted significant adjustments to our business strategy for sustainability, including a temporary shutdown of our on-demand DMW retail business and staff optimization. The on-demand DMW retail business contributed approximately 90% of our total net revenue for the year ended December 31, 2021, and therefore these significant adjustments to our business strategy have resulted in a material and adverse impact on our business, financial performance, reputation and prospect. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We adopted significant business strategy adjustments in July 2022 and these business strategy adjustments may not be successful ultimately.”

Our total net revenues increased from RMB6,001.4 million in 2019 to RMB6,130.4 million in 2020, and further to RMB6,951.5 million (US$1,090.8 million) in 2021, respectively. We incurred a net loss of RMB2,909.4 million and RMB1,649.2 million, and RMB3,849.8 million (US$604.1 million) in 2019, 2020 and 2021, respectively.

Key Factors Affecting Our Results of Operations

Our business, results of operations and financial condition are affected by general factors driving China’s economy, the e-commerce industry, and the neighborhood retail industry. These factors include urbanization rate, levels of per capita disposable income, levels of consumer spending, rate of internet and mobile penetration, rate of online consumption penetration of the fresh produce industry, development of cold chain logistics, standardization of supply chain of agricultural products, overall grocery spending, and other general economic conditions in China that affect consumption and business activities in general.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company-specific factors, including the following major factors:

●	our ability to deliver high-quality products and services in our existing businesses;
●	our ability to implement new strategic initiatives for business restructuring;
●	our ability to improve our investment efficiency in research and development;
●	our ability to effectively and efficiently conduct sales and marketing; and
●	our ability to attract, train and retain talents.

Our ability to deliver high-quality products and services in our existing businesses

Historically, our success largely depended on our innovative retail business, primarily the on-demand DMW retail business. In the future, we seek to continue to maintain our competitive advantages in our existing businesses.

Intelligent Fresh Market Business. Specifically, the results of operations of our intelligent fresh market business depend on our abilities to develop our fresh market network and operate fresh markets efficiently.

Retail Cloud Services Business. Specifically, the results of operations of our retail cloud services business depend on our abilities to expand our customer base and upgrade our products and services.

We believe our ability to deliver high-quality products and services well positions us to keep competitive in our existing businesses. However, any compromise in such ability may materially and adversely affect the growth of our existing businesses, thus negatively impacting our results of operations.

Our ability to implement new strategic initiatives for business restructuring

In our effort to digitalize the neighborhood retail industry, we have launched our intelligent fresh market business and started our retail cloud business initiative. See “Item 4. Information on the Company—B. Business Overview—Our Intelligent Fresh Market Business” and “Item 4. Information on the Company—B. Business Overview—Our Retail Cloud Services Business Initiative” for a more detailed description of these strategic initiatives.

In the future, we plan to further adjust our business strategy to transition to an integrated online and offline platform to drive and upgrade the digitalization of China’s neighborhood retail industry, leveraging our extensive market know-how on the grocery supply chain and pioneering technological innovations, such as our proprietary Retail AI Network. To achieve this goal, we may launch additional business initiative from time to time. Our ability to execute the new business strategies and our development on these new strategic initiatives are expected to impact our financial performance as a whole.

Our ability to improve our investment efficiency in research and development

Our results of operations depend in part on our ability to improve our investment efficiency in research and development. We have made significant investments in developing our technology platform and AI capabilities that enable service automation, operation digitalization and intelligent decision-making. In 2019, 2020 and 2021, our technology and content expenses were RMB469.7 million, RMB369.4 million, and RMB745.9 million (US$117.0 million), respectively. Specifically, we plan to make necessary investment in our technology infrastructure, talent recruitment in the fields of digitalization and AI technologies to support our new strategic initiatives including retail cloud platform and intelligent fresh markets business. We believe investment in technology will deliver overall long-term development and increase our operating efficiency.

Our ability to effectively and efficiently conduct sales and marketing

Our results of operations depend in part on our ability to effectively and efficiently conduct sales and marketing that attract and retain consumers. Our new business initiative may involve different types of sales channels and platforms as our customers. We believe our strong relationships with these top sales channels and platforms, which we have accumulated over years, laid a solid foundation for the development of our new businesses.

Our sales and marketing expenses are also a significant contributor to our operating expenses. In 2019, 2020 and 2021, our sales and marketing expenses were RMB740.0 million, RMB589.2 million, and RMB903.3 million (US$141.8 million), respectively, accounting for 12.3%, 9.6%, and 13.0% of our total net revenues, respectively. We will continue to improve our marketing strategies to enhance our sales and marketing efficiency in the future.

Our ability to attract, train and retain talents

To manage and support our development, it is critical for us to recruit, train and retain qualified talents, including research and development talents, sales and marketing talents, and management personnel, as well as other personnel in administrative functions, in particular during the time as we are going through the transition of our business model.

Our ability to attract, train and retain these qualified talents primarily depends on our ability to offer competitive compensation, effective and continued training opportunities and rotation opportunities within our organization as well as the development path to management opportunities.

Impact of COVID-19

Our results of operations and financial condition have been and may continue to be affected by the spread of COVID-19. Although China had substantially controlled the spread of COVID-19 by the end of 2020, the extent to which COVID-19 impacts our results of operations will depend on the future developments of the pandemic which are highly uncertain. See also “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Business and Industry—The COVID-19 pandemic could continue to have an adverse impact on our business, operations and financial condition.”

Key Components of Results of Operations

Net revenues

Our net revenues consist of (i) sales of products (formerly known as sales of products through online platforms), and (ii) other revenues.

Our sales of products include sales of grocery primarily through our “Missfresh” mobile application and mini program, and, to a lesser extent, other third-party platforms and offline supply chains. We recognize revenues from sales of products through online platforms net of discounts, return allowances, and value-added taxes (VAT).

Our other revenues primarily consist of (i) membership fees we charge to consumers that join our Missfresh membership program, and (ii) sale of products through our “convenience go” vending machines.

The following table sets forth the breakdown of our net revenues, in amounts and as percentages of net revenues for the periods presented:

	For the Year Ended December 31,
	2019			2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Sales of products (formerly known as sales of products through online platforms)	5,777,413	96.3	5,999,675	97.9	6,786,056	1,064,882	97.6
Other revenues	223,983	3.7	130,762	2.1	165,479	25,966	2.4
Total net revenues	6,001,396	100.0	6,130,437	100.0	6,951,535	1,090,848	100.0

Our sales of products grew significantly from 2019 to 2021. We expect our sales of products will experience a significant decrease in the foreseeable future, as a result of the temporary shutdown of our on-demand DMW retail business.

Cost of Revenues

The following table sets forth our cost of revenues for each of the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	5,480,499	4,940,016	6,131,038	962,094

Our cost of revenues consists primarily of our purchase price of products sold, inbound shipping charges, and write-downs of disposed inventory. In 2019, 2020 and 2021, our purchase price of products sold was the largest component of our cost of revenues, amounting to RMB5,324.6 million, RMB4,743.1 million, and RMB5,781.0 million (US$907.2 million), respectively. Shipping charges to receive products from suppliers are included in inventories and recognized as cost of revenues upon sale of products to consumers. We expect the cost of revenues to significantly decrease in the year ending December 31, 2022, as a result of the shut-down of our on-demand DMW retail business.

Operating Expenses

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Fulfillment expenses	1,832,978	53.6	1,576,944	55.6	2,121,370	332,890	45.3
Sales and marketing expenses	740,033	21.6	589,192	20.8	903,345	141,755	19.3
General and administrative expenses	377,451	11.0	298,775	10.5	911,150	142,979	19.5
Technology and content	469,655	13.7	369,432	13.0	745,904	117,049	15.9
Total operating expenses	3,420,117	100.0	2,834,343	100.0	4,681,769	734,673	100.0

Our fulfillment expenses primarily consist of (i) expenses relating to product delivery and warehouse operation; (ii) rental and depreciation expenses of DMWs and quality control centers; and (iii) expenses charged by third-party platforms and payment processing platforms. In 2019, 2020 and 2021, expenses relating to product delivery and warehouse operation were the largest component of our fulfillment expenses, amounting to RMB1,172.9 million, RMB941.0 million, and RMB1,387.7 million (US$217.8 million), respectively.

Our sales and marketing expenses primarily consist of (i) advertising and marketing promotion expenses; and (ii) personnel costs for sales and marketing. In 2019, 2020 and 2021, advertising and marketing promotion expenses were the largest component of our sales and marketing expenses, amounting to RMB475.7 million, and RMB394.9 million, and RMB632.3 million (US$99.2 million), respectively.

Our general and administrative expenses primarily consist of (i) personnel costs for general corporate functions, inclusive of share-based awards; and (ii) costs associated with general corporate functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses. In 2019, 2020 and 2021, personnel costs for general corporate functions were the largest component of our general and administrative expenses, amounting to RMB287.7 million, RMB194.2 million, and RMB731.6 million (US$114.8 million), respectively.

Technology and content expenses primarily consist of (i) personnel cost for employees involved in designing, developing and maintaining technology platform, including share-based awards, and (ii) technology infrastructure costs, including bandwidth and data center costs, rentals, utilities and other expenses necessary to support our internal and external business. Technology and content expenses are expensed as incurred. In 2019, 2020 and 2021, personnel costs for the design, development and maintenance of technology platform were the largest component of our technology and content expenses, amounting to RMB368.5 million, RMB282.2 million, RMB682.4 million (US$107.1 million), respectively.

We expect the operating expenses to significantly decrease in the year ending December 31, 2022, as a result of the shut-down of our on-demand DMW retail business.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong is subject to 16.5% Hong Kong profit tax for its taxable income earned. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

PRC

On March 16, 2007, the National People’s Congress of the PRC introduced the Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, under which Foreign Investment Enterprises (“FlEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if such Hong Kong resident enterprise owns directly at least 25% of the shares of the FIE). We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2019, 2020 and 2021.

Results of Operations

The following table sets forth a summary of our consolidated results of operations and percentages of our total net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues:
Sales of products (formerly known as Sales of products through online platforms)	5,777,413	96.3	5,999,675	97.9	6,786,056	1,064,882	97.6
Other revenues	223,983	3.7	130,762	2.1	165,479	25,966	2.4
Total net revenues	6,001,396	100.0	6,130,437	100.0	6,951,535	1,090,848	100.0
Cost and operating expenses: (1)
Cost of revenues	(5,480,499)	(91.3)	(4,940,016)	(80.6)	(6,131,038)	(962,094)	(88.2)
Fulfillment expenses	(1,832,978)	(30.5)	(1,576,944)	(25.7)	(2,121,370)	(332,890)	(30.5)
Sales and marketing expenses	(740,033)	(12.3)	(589,192)	(9.6)	(903,345)	(141,755)	(13.0)
General and administrative expenses	(377,451)	(6.3)	(298,775)	(4.9)	(911,150)	(142,979)	(13.1)
Technology and content	(469,655)	(7.8)	(369,432)	(6.0)	(745,904)	(117,049)	(10.7)
Total cost and operating expenses	(8,900,616)	(148.3)	(7,774,359)	(126.8)	(10,812,807)	(1,696,767)	(155.5)
Loss from operations	(2,899,220)	(48.3)	(1,643,922)	(26.8)	(3,861,272)	(605,919)	(55.5)
Other income/(expense),net	(2,574)	(0.0)	23,431	0.4	1,263	198	0.0
Change in fair value of option and embedded conversion feature	—	—	5,216	0.1	79,386	12,457	1.1
Interest income/(expense), net and changes in fair value of short-term investments	28,374	0.5	(33,119)	(0.5)	(68,893)	(10,811)	(1.0)
Investment loss, net	(36,023)	(0.6)	(780)	(0.0)	(287)	(45)	(0.0)
Loss before income tax expenses	(2,909,443)	(48.5)	(1,649,174)	(26.9)	(3,849,803)	(604,120)	(55.4)
Income tax expenses	—	—	—	—	(35)	(5)	(0.0)
Net loss	(2,909,443)	(48.5)	(1,649,174)	(26.9)	(3,849,838)	(604,125)	(55.4)
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	36,185	15,939	367,498	57,668
Research and development expenses	96,237	43,537	386,035	60,577
Fulfilment expenses	—	—	8,102	1,271
Selling and marketing expenses	—	—	48,543	7,617
Total	132,422	59,476	810,178	127,133

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenues

Our net revenues increased by 13.4% from RMB6,130.4 million in 2020 to RMB6,951.5 million (US$1,090.8 million) in 2021, which was primarily due to the increase in our sales of products (formerly known as sales of products through online platforms).

Our sales of product increased by 13.1% from RMB5,999.7 million in 2020 to RMB6,786.1 million (US$1,064.9 million) in 2021, primarily due to an increase in the number of orders fulfilled and an increase in the revenue generated from our supply chain business.

Our other revenues increased by 26.5% from RMB130.8 million in 2020 to RMB165.5 million (US$26.0 million) in 2021, which was primarily due to an increase in sales of products through our “convenience go” vending machine business and an increase in the revenue generated from our membership program.

Cost and operating expenses

Our total cost and operating expenses increased by 39.1% from RMB7,774.4 million in 2020 to RMB10,812.8 million (US$1,696.8 million) in 2021.

Cost of revenues

Our cost of revenues increased by 24.1% from RMB4,940.0 million in 2020 to RMB6,131.0 million (US$962.1 million) in 2021, which was primarily due to the increase in total net revenues.

Fulfillment expenses

Our fulfillment expenses increased by 34.5% from RMB1,576.9 million in 2020 to RMB2,121.4 million (US$332.9 million) in 2021, which was primarily due to the increase in the number of orders fulfilled and the increase in headcount of product delivery, warehouse operations, quality control and customer service staff to further enhance fulfillment capabilities.

Sales and marketing expenses

Our sales and marketing expenses increased by 53.3% from RMB589.2 million in 2020 to RMB903.3 million (US$141.8 million) in 2021, which was primarily due to increased advertising expense of RMB632.3 million compared to RMB394.9 million in the same period of 2020 as a result of our increased efforts to acquire new customers and retain existing customers.

General and administrative expenses

Our general and administrative expenses increased by 205.0% from RMB298.8 million in 2020 to RMB911.2 million (US$143.0 million) in 2021, which was primarily due to the increase in share-based compensation associated with our general and administrative staff, recognized upon the completion of the IPO in June 2021, and the increase in the headcount of management staff for new business initiatives.

Technology and content

Our technology and content expenses increased by 101.9% from RMB369.4 million in 2020 to RMB745.9 million (US$117.0 million) in 2021, which was primarily due to the increase in share-based compensation associated with our technology and content staff, recognized upon the completion of the IPO in June 2021.

Loss from operations

As a result of the foregoing, our loss from operations increased by 134.9% from RMB1,643.9 million in 2020 to RMB3,861.3 million (US$605.9 million) in 2021.

Other income, net

Other income, net decreased from RMB23.4 million in 2020 to RMB1.3 million (US$0.2 million) in 2021, which was primarily due to the decrease in the foreign exchange loss resulting from our USD denominated debts as RMB appreciated against USD.

Change in fair value of option and embedded conversion feature

The change in fair value of option and embedded conversion feature increased from RMB5.2 million in 2020 to RMB79.4 million (US$12.5 million) in 2021, which was primarily due to the termination of the unexercised conversion right of convertible notes and the termination of unexercised options in 2021.

Interest income/(expense), net and changes in fair value of short-term investments

We had interest expense, net and changes in fair value of short-term investment of RMB33.1 million in 2020 and RMB68.9 million (US$10.8 million) in 2021. The increase was primarily due to an increase in the fair value of our short-term investment.

Investment loss, net

Our investment loss, net increased from RMB0.8 million in 2020 to RMB0.3 million (US$45 thousand) in 2021, which was primarily due to the change in the fair value of our short-term investments.

Net loss

As a result of the foregoing, our net loss increased from RMB1,649.2 million in 2020 to RMB3,849.8 million (US$604.1 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenues

Our net revenues increased by 2.2% from RMB6,001.4 million in 2019 to RMB6,130.4 million in 2020, which was primarily due to an increase in our sales of products through online platforms, mainly from our “Missfresh” mobile application and mini program. During 2020, we strategically focused on the growth of effective users and increasing user spending on our platforms, which resulted in the deceleration of the growth of our total transacting users and consequently the growth of our net revenue. Effective users, defined as transacting users whose payments in a given period, net of coupons and incentives offered to them, exceed our procurement cost to purchase the products that are sold to such transacting users, contributed a substantial majority of our product sales. Such strategy led to a 21.0% growth in the number of our effective users to 8.7 million in 2020, an increase in the annual spending per effective user.

Our sales of product through online platforms increased by 3.8% from RMB5,777.4 million in 2019 to RMB5,999.7 million in 2020, primarily driven by our focus on optimizing user structure, which led to the increase in the number of annual effective users from 7.2 million in 2019 to 8.7 million in 2020, and the increase in annual spending per effective user from RMB690.4 in 2019 to RMB712.8 in 2020.

Our other revenues decreased by 41.6% from RMB224.0 million in 2019 to RMB130.8 million in 2020, which was primarily due to reduced sales of products through our “convenience go” vending machines in office areas due to lock down during the COVID-19 pandemic as well as our strategic adjustment. Such adjustment led to an upgrade of some vending machines to smart ones and a decrease in the total number of “convenience go” vending machines in operation.

Cost and operating expenses

Our total cost and operating expenses decreased by 12.7% from RMB8,900.6 million in 2019 to RMB7,774.4 million in 2020.

Cost of revenues

Our cost of revenues decreased by 9.9% from RMB5,480.5 million in 2019 to RMB4,940.0 million in 2020, which was primarily due to a decrease in purchase price of products sold from RMB5,324.6 million in 2019 to RMB4,743.1 million in 2020 due to lower procurement costs resulting from our enhanced bargaining power, favorable pricing terms we obtain from suppliers who we entered into strategic supply agreements with, and increase in direct sourcing which offers us favorable procurement terms.

Fulfillment expenses

Our fulfillment expenses decreased by 14.0% from RMB1,833.0 million in 2019 to RMB1,576.9 million in 2020, which was primarily due to improved operational efficiency created by the application of our proprietary Retail AI Network, resulting in a decrease in expenses relating to product delivery and warehouse operation from RMB1,172.9 million in 2019 to RMB941.0 million in 2020.

Sales and marketing expenses

Our sales and marketing expenses decreased by 20.4% from RMB740.0 million in 2019 to RMB589.2 million in 2020, which was primarily due to (i) a decrease in advertising and marketing promotion expenses from RMB475.7 million in 2019 to RMB394.9 million in 2020, as we optimized our advertising efforts and adopted more targeted marketing strategy on effective users, and (ii) a decrease in personnel costs for sales and marketing from RMB238.5 million in 2019 to RMB168.0 million in 2020, due to a decrease in our regional sales and marketing staff headcount as we improved per capita efficiency and productivity of our staff with the application of our proprietary Retail AI Network.

General and administrative expenses

Our general and administrative expenses decreased by 20.8% from RMB377.5 million in 2019 to RMB298.8 million in 2020, which was primarily due to the enhanced operational efficiency of our management staff, resulting in a decrease in personnel costs for general corporate functions from RMB287.7 million in 2019 to RMB194.2 million in 2020.

Technology and content

Our technology and content expenses decreased by 21.3% from RMB469.7 million in 2019 to RMB369.4 million in 2020, which was primarily due to a decrease in personnel costs for the design, research and development and maintenance of technology platform from RMB368.5 million in 2019 to RMB282.2 million in 2020. The decrease was primarily due to a substantial completion of the development of some of our technology systems.

Loss from operations

As a result of the foregoing, our loss from operations decreased by 43.3% from RMB2,899.2 million in 2019 to RMB1,643.9 million in 2020.

Other (expenses)/income, net

Other (expenses)/income, net was expenses of RMB2.6 million in 2019 and income of RMB23.4 million in 2020, which was primarily due to foreign exchange gains resulting from our USD denominated debts as RMB appreciated against USD.

Interest income/(expense), net

We had interest income, net of RMB28.4 million in 2019 and interest expense, net of RMB33.1 million in 2020, which was primarily due to an increase in the interest expenses accrued on our short-term borrowings.

Net loss

As a result of the foregoing, our net loss decreased by 43.3% from RMB2,909.4 million in 2019 to RMB1,649.2 million in 2020.

Selected Balance Sheet Items

Inventories

Our inventories mainly include purchased grocery items in connection with the sales of products through online platforms. As of December 31, 2019 and 2020 and 2021, our inventories, net, were RMB169.3 million, RMB173.7 million, and RMB149.5 million (US$23.5 million), respectively. Our inventory turnover days were 10, 12 and 10 days in 2019, 2020 and 2021, respectively. Our inventory turnover days for a given period equal to average balances of inventories at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

Accounts payable

Our accounts payable consist of accounts payable to our suppliers, outsourced delivery companies and marketing service providers. As of December 31, 2019, 2020 and 2021, our accounts payable were RMB1,419.3 million, RMB1,088.4 million and RMB1,605.7 million (US$252.0 million), respectively. Our accounts payable turnover days were 55, 72 and 79 days in 2019, 2020 and 2021, respectively. Accounts payable turnover days for a given period equal to average accounts payable at the beginning and the end of the period divided by total of cost of revenues, fulfillment expenses relating to product delivery and warehouse operation and advertising expenses during the period and then multiplied by the number of days during the period.

Accounts receivable

Our accounts receivable primarily include receivables from third-party market place platforms who collect the payment from customers on our behalf as well as receivables from enterprise customers, which are settled in accordance with credit term mutually agreed. Our accounts receivables turnover days remained relatively stable in the past three years, which were 2, 3 and 2 days in 2019, 2020 and 2021, respectively. Accounts receivables turnover days for a given period equals the average accounts receivables balances as of the beginning and the end of the period divided by total revenues during the period and then multiplied by the number of days during the period.

Significant Accounting Policies and Critical Accounting Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue recognition

We adopted ASC 606 Revenue from Contracts with Consumers, on January 1, 2018, by applying the full retrospective method. According to ASC 606, revenue is recognized when we satisfy a performance obligation by transferring the control of the promised good or service to the customer in an amount that reflects the consideration we expect to receive in exchange for those goods or services, after considering estimated sales return allowances, discount and value added tax (“VAT”). Consistent with the criteria of ASC 606, we follow five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

For the year ended December 31, 2019, 2020 and 2021, our revenues were primarily derived from (i) sales of product primarily through online platform such as our own “Missfresh” mobile application and mini program, and to a lesser extent, from third parties’ platforms, and through offline supply chain business, (ii) other revenues, including sales of products through convenience go business, membership services and others.

Sales of products (formerly known as Sales of products through online platforms)

In accordance with ASC 606, we, as a principal, obtain control of specified goods or services before they are transferred to the customers, fulfil the promise to provide the specified products to customers, bear the risk of loss due to factors including physical damage, obsolescence, expired, etc. either before the specified products has been sold to the customers or upon return, and determine the selling price for each product at our sole discretion. Therefore, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified products transferred.

We recognize the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products, we reasonably estimate the possibility of return based on the historical experience. As of December 31, 2020 and 2021, liabilities for return allowance were not material to the consolidated financial statements.

We also sell prepaid cards which can be redeemed to purchase products on our online platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in deferred revenue in the consolidated balance sheets and subsequently recorded as revenue upon the sales of the products through the redemption of the prepaid cards are completed. We recognized revenue from estimated unredeemed prepaid cards over the expected customer redemption periods.

Other revenues

For the year ended December 31, 2019, 2020 and 2021, other revenues were mainly comprised of sales of products through convenience go business, Missfresh membership service revenue and others.

We recognized the revenue from sales of products through convenience go business, where we sell fresh food, snacks, and beverages through the vending machines, net of discounts and return allowances when the products are picked up by the customers, and the title is passed to customers.

We provide Missfresh membership service to the customer with a better shopping experience and access to a variety of benefit that represent a single stand-ready obligation. Fixed membership fees are paid for at the time of or in advance of delivering the service. Revenue from such arrangement are recognized over the subscription period, usually 1-12 months.

Customer incentives and loyalty programs

We provide a variety of incentive programs in the form of discounted coupons to customers when 1) customers purchase the products or 2) customers refer new customer to Missfresh Platform by participating in promotion events.

●	Customer incentives to be used in current or future sales transactions

For incentives given to customers upon their qualified purchase to be used on a current or future purchase with no limitation as to the minimum value of the future purchase, we have determined that these incentives are considered as a separate performance obligation within the scope of ASC 606, as it represents a material rights to the customer. Therefore, the delivered products and incentives awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative standalone selling price (“SSP”) of each performance obligation. The amount allocated to incentives is deferred and recognized when the incentives are redeemed or at the incentives’ expiration, whichever occurs first.

For incentives requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the incentive, the rights to purchase discounted products in the future are not considered as a separate performance obligation under ASC 606, as the discount does not represent a material rights to the customer. We assess the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers, and relative outstanding volume and monetary value of these incentives compared to the other discounts offered by us. These incentives are accounted for as a reduction of revenues on the future purchase.

●	Customer incentives paid to customers to exchange for distinct goods or service provided by customers

For incentives given to a customer upon their successful referral of new customers to our platforms, we have determined that it is paying the customers for a distinct referral service. We will make assessment on the fair value of referral services provided by existing customers based on the market price for referral services provided by third party marketing service vendors. We will record the amount of these incentives granted in sales and marketing expenses to the extent of fair value for referral services received and record any excess as a deduction of revenue. The amount of incentives given to customers recorded in sales and marketing expenses were RMB58.0 million, RMB40.7 million and RMB25.0 million (US$3.9 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Contract balances

A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when we have transferred products to the consumer before payment is received or is due, and our right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of December 31, 2019, 2020 and 2021.

A contract liability is recorded when our obligation to transfer goods to a customer has not yet occurred but for which we have received consideration from the customer. Sale of products via online platform are prepaid by the customers, before we deliver the products. We present such amounts as deferred revenue on the consolidated balance sheet. Deferred revenue related to unsatisfied performance obligations at the end of the period primarily consists of the unamortized balance of customer advance of prepaid card, which can be redeemed to purchase products on our platforms. The deferred revenues are recognized based on customers’ consumption for different products. Due to the generally short-term duration of consumption, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized for the years ended December 31, 2019, 2020 and 2021 that was included in the deferred revenue at the beginning of that year was RMB110.4 million, RMB119.2 million, and RMB167.6 million (US$26.3 million), respectively.

Leases

We account for leases in accordance with ASC 842, Lease (“ASC 842”), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements.

We determine if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which we do not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Operating lease right of use assets (“ROU assets”) represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate (“IBR”), because the interest rate implicit in most of our leases is not readily determinable. The IBR is a hypothetical rate based on our understanding of what its credit rating would be to borrow and resulting interest we would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in our lease liability calculation.

We include a right-of-use asset and lease liability related to substantially all of our lease arrangements in the consolidated balance sheets. All of our leases are operating leases. Operating lease assets are included within right-of-use assets, and the corresponding lease liabilities are included in either current or non-current liabilities.

We have lease agreements with lease and non-lease components and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component. We have elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease. We recognize lease expenses for such short-term lease generally on a straight-line basis over the lease term.

Share-based Compensation

We grant restricted shares units (“RSU”) and restricted shares to the founders and our executives and share options to our employees (collectively, “Share-based Awards”). Such compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service condition only are measured at the grant date fair value of the awards and recognized as expenses using straight line method over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition are recorded upon the completion of the IPO, using the graded-vesting method. We elected to account for forfeitures when they occur.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

Our management adopted the following procedures in relation to the valuation of our Level 3 financial liabilities: (i) reviewed the terms of shares-based awards, including vesting period, grand date, vesting condition, etc.; (ii) engaged an independent professional valuer that has appropriate qualifications and relevant experience; (iii) reviewed and discussed with the valuer on the valuation methodology and relevant assumptions; and (iv) reviewed the valuation working papers and results prepared by the valuer. Based on the above procedures, our management are of the view that the valuation analysis performed by the valuer is fair and reasonable, and the estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2019	2020	2021
Fair value of the ordinary shares on the date of grant (US$)	2.28	2.92	1.55~3.21
Exercise price (US$)	0.01	0.01	0.0001~0.01
Risk-free interest rate (1)	2.67%	0.82%	1.12%~1.74%
Expected term (in years) (2)	10	10	10
Expected volatility (3)	42%	42%	37%~46%
Dividend yield (4)	0%	0%	0%
(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the daily treasury long-term rate of U.S. Department of the Treasury as of the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as of the valuation dates.
(4)	The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

Share option granted to employees are only exercisable upon the occurrence of our IPO. We had not recognized any share-based compensation expenses for options granted as of December 31, 2020, because we consider that it is not probable that the performance conditions will be satisfied until the event occurs. In June 2021, due to the completion of the IPO, total expenses of RMB261.4 million were recorded accordingly.

Fair value of ordinary shares

Prior to our initial public offering, we had been a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at the dates of grant of share-based awards to our employees and non-employees as the input to determine the grant date fair value of the awards.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

	Fair Value	Discount
Valuation date	Per Share	Rate	DLOM

	USA
February 28, 2018	0.77	24.0%	23.0%
January 4, 2019	2.25	21.0%	21.0%
August 29, 2019	2.28	21.0%	20.0%
March 11, 2020	2.92	19.0%	20.0%
February 9, 2021	3.21	18.0%	17.0%

In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis as the primary approach based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. These fair values are inherently uncertain and highly subjective.

The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 18% to 24%.

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

Fair Value of option and embedded conversion feature

On July 24, 2020, concurrently with the issuance of Series F Preferred Shares, we entered into a series of agreements with one financial institution, pursuit to which, we issued an option (“Option”) to the financial institution that allow the financial institution to purchase the Group’s certain preferred shares at a pre-agreed certain percentage multiplying the issuance price depending on the timing of the exercise of the Option. Also we identified an embedded conversion feature when we issued a convertible note to the financial institution which has a right to convert the Convertible Note into variable number of shares at a discounted price of 80% of the next round of financing. The embedded conversion feature is effectively considered as a redemption feature as it does not expose the lender to changes in the fair value of our shares and should be bifurcated and separately accounted for using fair value as it is considered not clearly and closely related to the debt host.

The Option and embedded conversion feature are not traded in an active market with readily observable quoted prices, and therefore we use significant unobservable inputs (Level 3) to measure the fair value of these Options and derivative liabilities at inception and at each subsequent balance sheet date.

Our management adopted the following procedures in relation to the valuation of our Level 3 financial liabilities: (i) reviewed the terms of financing agreements; (ii) engaged an independent professional valuer that has appropriate qualifications and relevant experience; (iii) reviewed and discussed with the valuer on the valuation methodology and relevant assumptions; and (iv) reviewed the valuation working papers and results prepared by the valuer. Based on the above procedures, our management are of the view that the valuation analysis performed by the valuer is fair and reasonable, and the Level 3 fair value measurements in our financial statements are properly prepared.

We use binomial option-pricing model to determine the fair value of Option and embedded conversion feature, with unobservable inputs including risk-free interest rate and expected volatility as shown following:

	Date
	July 24, 2020	December 31, 2020
Risk-free interest rate (1)	0.14%	0.12%
Expected volatility (2)	47.0%	44.0%
(1)	The risk-free interest rate of periods within the contractual life of the Option and embedded conversion feature is based on the daily treasury long-term rate of U.S. Department of the Treasury as of the valuation dates.
(2)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as of the valuation dates.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 “Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

Our primary sources of liquidity have been proceeds from equity financings, short-term bank borrowings and IPO proceeds. As of December 31, 2019, 2020 and 2021, our cash and cash equivalents were RMB553.1 million, RMB866.1 million and RMB1,061.0 million (US$166.5 million), respectively. Our cash and cash equivalents consist of cash on-hand and highly liquid investments with original maturity of three months or less and are unrestricted from withdrawal or use. As of December 31, 2021, 62.8% of our cash and cash equivalents were held in RMB.

As of December 31, 2021, we had revolving lines of credit for an aggregate amount of RMB3,060.0 million (US$480.2 million) from several Chinese commercial banks. We had RMB1,084.1 million (US$170.1 million) outstanding under these revolving lines of credit as of December 31, 2021.

Our short-term borrowings consist of unsecured bank loan with an average interest rate of 5.9%, 4.8% and 3.1% per annum in 2019, 2020 and 2021, respectively, and a maturity of less than 12 months. As of December 31, 2019, 2020 and 2021, our short-term borrowings were RMB205.0 million, RMB830.0 million and RMB936.2 million (US$146.9 million), respectively.

We issued a convertible promissory note with an aggregate principal amount of US$27.0 million with a simple interest of 7% per annum in July 2020 and the maturity date of July 24, 2022. The convertible promissory note is convertible into certain existing and future shares of the company. Depending on the timing of the conversion, the conversion price will be determined based on issuance price of the shares to be converted into, times a pre-agreed discount or premium. In addition, we borrowed a facility loan of US$13.0 million from a financial institution. The interest should be accrued at a simple interest rate of 7.5% per annum on the outstanding loan principal, of which 7% per annum is payable annually. We should repay all outstanding loan principal, together with the accrued but unpaid interest in full on July 24, 2022. On July 10, 2021, we and ICBC International Investment Management Limited terminated the convertible note purchase agreement and the convertible promissory note after we redeemed the convertible promissory note. We have repaid all outstanding loan principal, together with the accrued interest, in full in July 2021. As of December 31, 2021, we recorded convertible note and loan of nil.

We have been incurring losses from operations since our inception. We incurred a net loss of RMB2,909.4 million, RMB1,649.2 million and RMB3,849.8 million (US$604.1 million) in 2019, 2020 and 2021, respectively. Net cash used in operating activities was approximately RMB1,966.9 million, RMB1,611.8 million and RMB2,589.0 million for the years ended December 31, 2019, 2020 and 2021, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have incurred net losses, negative cash flows from operation activities and net current liabilities in prior years. If we are not able to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.” We recorded an accumulated deficit of RMB7,282.8 million, RMB9,387.5 million and RMB13,532.8 million as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, our working capital was RMB1,314.8 million, RMB1,448.4 million and RMB841.8 million in deficit, respectively. Since July 2022, we have adopted a series of significant adjustments to the business strategy for business sustainability, including a temporary shutdown of our on-demand DMW retail business and staff optimization, and a temporary shutdown of our Next-Day Delivery BU. These idled businesses accounted for approximately over 90% in aggregate of our total net revenue and total cost of revenue for the years ended December 2019, 2020, and 2021, respectively. As of December 31, 2021, the aggregate amount of our inventory, property, equipment, right of use assets (net of corresponding lease liabilities) and intangible assets were RMB466.2 million (US$73.2 million), which may suffer significant losses due to these adjustments to our business strategy. As of the date of this annual report, we are not able to accurately estimate such losses.

These conditions and events raise substantial doubt about our ability to continue as a going concern. We have prepared a future cash flow forecasts and the management is of the opinion that we will have sufficient unrestricted liquidity for the next 12 months from the date of this annual report. Among the assumptions made by the management, it is expected that we will further preserve liquidity and manage cash flows by reducing various discretionary expenditures. Also, we have taken positive action to conduct the preliminary stage of debt restructuring and to speed up the collection of investments and assets. Additionally, we are in the process of negotiating with potential investors and will continue to seek external financing to improve its liquidity position.

If we fail to achieve these goals, we cannot predict whether this additional financing will be in the form of equity, debt or another form, and we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, we may be unable to implement its current plans for business restructuring, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on our business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

All of our net revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering to make loans or capital contributions to our PRC subsidiaries. We invested substantially all of the proceeds from our initial public offering into our PRC operations within the business scopes of our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash used in operating activities	(1,966,946)	(1,611,788)	(2,589,040)	(406,278)
Net cash used in investing activities	(36,032)	(235,009)	(907,828)	(142,458)
Net cash (used in)/provided by financing activities	(81,901)	2,274,980	3,691,165	579,224
Effects of exchange rate changes on cash and cash equivalents and restricted cash	33,161	(66,899)	(20,008)	(3,138)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(2,051,718)	361,284	174,289	27,350
Cash, cash equivalents and restricted cash at beginning of the year/period	2,612,816	561,098	922,382	144,741
Cash, cash equivalents and restricted cash at end of the year	561,098	922,382	1,096,671	172,091

Operating activities

Net cash used in operating activities in 2021 was RMB2,589.0 million (US$406.3 million). This amount was primarily attributable to net loss of RMB3,849.8 million (US$604.1 million) in the same period, adjusted by (i) certain non-cash items, which primarily include share-based compensation of RMB810.2 million (US$127.1 million) and depreciation of property and equipment of RMB123.5 million (US$19.4 million), and (ii) changes in certain working capital accounts that affected operating cash flow, which primarily include RMB437.2 million (US$68.6 million) increase in accounts payable and RMB157.3million (US$24.7 million) increase in lease liabilities, partially offset by RMB178.6 million (US$28.0 million) increase in operating lease right-of-use assets and RMB79.4 million (US$12.5 million) increase in prepayments and other current assets.

Net cash used in operating activities in 2020 was RMB1,611.8 million. This amount was primarily attributable to net loss of RMB1,649.2 million in the same period, adjusted by (i) certain non-cash items, which primarily include depreciation of property and equipment of RMB135.7 million and share-based compensation expense of RMB59.5 million, and (ii) changes in certain working capital accounts that affected operating cash flow, which primarily include RMB332.4 million decrease in accounts payable and RMB193.6 million decrease in lease liabilities, partially offset by RMB207.9 million decrease in operating lease right-of-use assets, net and RMB125.5 million decrease in prepayments and other current assets.

Net cash used in operating activities in 2019 was RMB1,966.9 million. This amount was primarily attributable to a net loss of RMB2,909.4 million in the same period, adjusted by (i) certain non-cash items, which primarily include share-based compensation of RMB132.4 million, depreciation of property and equipment of RMB98.0 million and share of results of equity investees of RMB36.0 million, and (ii) changes in certain working capital accounts that affected operating cash flow, which primarily include RMB688.9 million increase in accounts payable and RMB287.3 million increase in lease liabilities, partially offset by RMB314.8 million increase in operating lease right-of-use assets and RMB46.0 million increase in accounts receivable. The increases in lease liabilities and operating lease right-of-use assets were primarily attributable to the overall growth of our business. The increases in accounts payable and accounts receivable were mainly due to a significant growth in consumer orders.

Investing activities

Net cash used in investing activities in 2021 was RMB907.8 million (US$142.5 million), consisting primarily of RMB1,417.4 million (US$222.4 million) of purchase of short-term investments, RMB136.8 million (US$21.5 million) of purchase of property and equipment and RMB14.7 million (US$2.3 million) of cash paid for long-term investments, partially offset by RMB661.3 million (US$103.8 million) of maturity of short-term investment.

Net cash used in investing activities in 2020 was RMB235.0 million, consisting primarily of RMB2,991.2 million of purchase of short-term investments, RMB69.0 million of purchase of property and equipment and RMB45.3 million of cash paid for long-term investments, partially offset by RMB2,872.1 million of proceeds from maturity of short-term investments.

Net cash used in investing activities in 2019 was RMB36.0 million, consisting primarily of RMB757.5 million of purchase of short-term investments and RMB210.1 million of purchase of property and equipment, partially offset by RMB933.9 million of proceeds from maturity of short-term investments.

Financing activities

Net cash provided by financing activities in 2021 was RMB3,691.2 million (US$579.2 million), consisting primarily of RMB2,246.8 million (US$352.6 million) of proceeds from issuance of convertible redeemable preferred shares, net and RMB2,242.2 million (US$351.8 million) of proceeds from short-term borrowings and RMB1,621.2 million (US$254.4 million) of proceeds from issuance of ordinary shares, net of issuance costs, partially offset by RMB2,169.0 million (US$340.4 million) of repayment of short-term borrowings.

Net cash provided by financing activities in 2020 was RMB2,275.0 million, consisting primarily of RMB1,525.0 million of proceeds from short-term borrowings and RMB1,136.1 million of proceeds from issuance of convertible redeemable preferred shares, net, partially offset by RMB900.0 million of repayment of borrowings.

Net cash used in financing activities in 2019 was RMB81.9 million, consisting primarily of RMB474.0 million for repayment of borrowings and RMB296.7 million for repurchase of convertible redeemable preferred shares to non-controlling interest shareholders, partially offset by RMB393.9 million of proceeds from issuance of convertible redeemable preferred shares to new investors and RMB334.8 million of proceeds from short-term borrowings.

Material cash requirements

Our material cash requirements as of December 31, 2021 primarily included our capital expenditures, operating lease obligations and general operations.

Our capital expenditures are primarily incurred for purposes of purchasing property and equipment to improve automation and efficiency of our DMW network and other warehouse operations. Our capital expenditures were RMB210.1 million, RMB69.0 million and RMB136.8 million (US$21.5 million) in 2019, 2020 and 2021, respectively.

Operating lease commitments are commitments related to leases for certain warehouses, office space and fresh markets. Payment due by December 31, 2021 for our operating lease obligations was RMB25.0 million (US$3.9 million).

In July 2022, we adopt significant adjustments to our business strategy for sustainability, including a temporary shutdown of our on-demand DMW retail business and staff optimization. Our material cash requirements as of the date of this annual report primarily include general operations, charges primarily related to employee severance and debt restructuring related to vendors.

We intend to fund our existing and future material cash requirements with our existing cash balance and are also dependent on our management’s ability to obtain additional financial funds from potential investors.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Holding Company Structure

Our Company, Missfresh Limited, is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries to us or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology & Data Security” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Accounting Policies and Critical Accounting Estimates.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zheng Xu	41	Founder, Chairman of the Board of Directors and Chief Executive Officer
Shun Lam Steven Tang	66	Independent Director
Jia He	68	Independent Director

Mr. Zheng Xu is our founder and has served as our chairman of the board of directors and chief executive officer since our inception. From January 2012 to November 2014, Mr. Xu served as the general manager of the fruit business department of Lenovo Joyvio. From July 2001 to January 2012, Mr. Xu served in various positions at Lenovo (HKEx: 992), including the general manager of the notebook business group from 2009 to 2012. Mr. Xu received his bachelor’s degrees in information and computing science and business administration from the University of Science and Technology of China.

Mr. Shun Lam Steven Tang has served as our independent director since August 2021. Mr. Tang has served as a consultant to Warburg Pincus China since January 2007. He also has served as an independent director at Infinities Holdings Limited (HKEx : 1961) since May 2022, an independent director at Secoo Holding Limited (Nasdaq: SECO) since April 2022, an independent director at Gogox Holdings Limited (formerly known as 58 Freight Inc.) (HKEx: 2246) since August 2021 and the chairman of CAGR Gas Holdings Limited since May 2017. Prior to that, Mr. Tang served as an independent director at Uxin Limited (Nasdaq: UXIN) from June 2019 to July 2021. From 2015 to 2019, Mr. Tang served as an independent non-executive director of Greenheart Group Limited (HKEx: 0094). From 2010 to 2015, Mr. Tang served at RDA Microelectronics Limited first as a senior vice president of operations and subsequently as a director and executive chairman. From 2008 to 2010, Mr. Tang served as the chief executive officer of Coolsand Technology. He also served as the non-executive chairman of China Eco-Farming Limited (HKEx: 8166) from 2008 to 2009, and an independent non-executive director of Asia Coal Limited from 2003 to 2005. Mr. Tang was the president of Asia Pacific of Viasystems Group, Inc., a company previously listed on the New York Stock Exchange, from 1999 to 2007. Mr. Tang received his bachelor’s degree in electrical and electronic engineering from Nottingham University and an MBA degree from Bradford University.

Dr. Jia He has served as our independent director since November 2021. Dr. He has over 20 years of experience in the finance and education industry. Dr. He was an associate professor (life tenure) of the University of Houston from September 1996, a professor of the Chinese University of Hong Kong from August 1997 to July 2014, a member of the Strategy and Development Committee of the CSRC from June 2001 to July 2002. Dr. He has served as an independent non-executive director in the following listed companies: Xinlong Holding (Group) Company Ltd. (SZSE: 000955) since February 2020, Bank of Tianjin Co., Ltd. (HKEx: 1578) since June 2018, Norinco International Cooperation Co., Ltd. (SZSE: 000065) since January 2017, and China Chengtong Development Group Limited (HKEx: 0217) since September 2015. Dr. He also served as an independent non-executive director in Shenzhen Xinguodu Technology Co., Ltd. (SZSE: 300130) from May 2014 to June 2019, Wealthking Investments Limited (HKEx: 1140) from February 2003 to April 2022, CITIC Securities Company Limited (HKEx: 6030; SHSE: 600030) from March 2016 to April 2021, Shanghai Junshi Biosciences Co., Ltd. (SHSE: 688180; HKEx: 1877) from June 2018 to June 2020, Tsinghua Tongfang Co., Ltd. (SHSE: 600100) from May 2016 to February 2020, and Tibet Huayu Mining Co., Ltd. (SHSE: 601020) from October 2015 to October 2018. Dr. He also held various other positions, including serving as a chair professor of Southern University of Science and Technology of China, Cheung Kong Visiting Chair Professor of the Ministry of Education, executive director and academic member of the China Society for Finance and Banking, and financial consultant for Quanzhou government. Dr. He graduated from Heilongjiang University in 1978 majoring in mathematics, obtained his double master’s degree in computer science and decision science engineering from Shanghai Jiao Tong University in 1983 and obtained his Ph.D. degree in finance from the Wharton School of the University of Pennsylvania in 1988.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of RMB28.9 million (US$4.5 million) in cash and benefits to our executive officers and directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors or entered into service contracts with our directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon a 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We also have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

Amended and Restated 2017 Equity Incentive Plan

In February 2018, our shareholders and board of directors approved the 2017 Equity Incentive Plan, as amended and restated in June 2021, which we refer to as the 2017 Plan in this annual report, to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. The maximum aggregate number of ordinary shares that may be issued under 2017 Plan is 98,735,606 ordinary shares. As of September 30, 2022, options to purchase a total of 19,569,465 ordinary shares and restricted share units to receive a total of 65,572,675 ordinary shares are granted and outstanding under the 2017 Plan.

The following paragraphs summarize the principal terms of the 2017 Plan.

Type of Awards. The 2017 Plan permits the awards of options, restricted share units, restricted shares, share appreciation rights, dividend equivalents and share payments.

Plan Administration. Our board of directors or a committee appointed by the board of directors will administer the 2017 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees, consultants and members.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the 2017 Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2017 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2017 Plan. Unless terminated earlier, the 2017 Plan has a term of ten years from the date of effectiveness of the 2017 Plan. Our board of directors has the authority to terminate, amend, suspend or modify the 2017 Plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2017 Plan.

2021 Equity Incentive Plan

In December 2021, our board of directors approved the 2021 Equity Incentive Plan, which we refer to as the 2021 Plan in this annual report, to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2021 Plan (the “Award Pool”) shall initially be two percent (2%) of our total issued and outstanding shares as of the effective date of the 2021 Plan (i.e., December 15, 2021), provided that (i) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards pursuant to the 2021 Plan (the “Ungranted Portion”) accounts for less than one percent (1%) of our then total issued and outstanding shares, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal two percent (2%) of our then total issued and outstanding shares, and (ii) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of the date of this annual report, options to purchase a total of 3,606,035 ordinary shares are granted and outstanding under the 2021 Plan.

The following paragraphs summarize the principal terms of the 2021 Plan.

Type of Awards. The 2021 Plan permits the awards of options, restricted share units, restricted shares, share appreciation rights, dividend equivalents and share payments.

Plan Administration. Our board of directors or a committee appointed by the board of directors will administer the 2021 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees, consultants and members.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of effectiveness of the 2021 Plan.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2021 Plan. Unless terminated earlier, the 2021 Plan has a term of ten years from the date of effectiveness of the 2021 Plan. Our board of directors has the authority to terminate, amend, suspend or modify the 2021 Plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2021 Plan.

As of September 30, 2022, no options were granted (excluding those cancelled, forfeited or expired) under the 2017 Plan and the 2021 Plan to our directors and executive officers. The following table summarizes the restrict share units granted under the 2017 Plan and the 2021 Plan to our directors and executive officers as of September 30, 2022.

Ordinary
Shares Underlying
Restricted Share
Name	Units	Date of Grant
Zheng Xu	*	April 22, 2016
	*	July 1, 2017
	*	January 4, 2019
	*	March 11, 2020
	*	January 21, 2021
	12,840,426	March 19, 2021
Shun Lam Steven Tang	*	August 12, 2021
Jia He	*	November 11, 2021
All directors and executive officers as a group	21,686,858	—
*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

Such 21,686,858 ordinary shares beneficially owned by our directors and executive officers are subject to our repurchase rights and certain restrictions on transfer as set forth in the restricted shares agreements. If the employment relationship between any director or executive officer and us is terminated, we will have the right to (i) repurchase the unvested restricted shares beneficially owned by such director or executive officer at a price equal to the par value per share, and (ii) repurchase the vested restricted shares beneficially owned by such director or executive officer at a price equal to the par value per share if the employment relationship is terminated for cause or at a price mutually agreed if the employment relationship is terminated for other reasons. The restricted shares agreements typically have a four-year vesting schedule, with various arrangement on the percentage of restricted shares that become vested for each year. As of September 30, 2022, among all restricted shares beneficially owned by our directors and executive officers, 11,052,927 are vested and the remaining 10,633,931 are unvested.

As of September 30, 2022, our employees and other than directors and executive officers as a group held options to purchase 23,175,500 Class B ordinary shares, with exercise prices ranging from US$0.01 per share to US$0.44 per share, and restricted share units to receive 43,885,817 Class B ordinary shares.

C.Board Practices

Board of Directors

Our board of directors consists of three directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. Subject to the Nasdaq Stock Market rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at a meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Zheng Xu beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that our compensation committee must consist entirely of independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Currently, we do not plan to rely on the foregoing exemptions from the applicable corporate governance requirements. However, if we choose to rely on these exemptions in the future, our shareholders may be afforded less protections than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Shun Lam Steven Tang and Dr. Jia He. Dr. Jia He is the chairman of our audit committee. We have determined that Mr. Shun Lam Steven Tang and Dr. Jia He satisfy the “independence” requirements of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things: appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Shun Lam Steven Tang and Dr. Jia He. Mr. Shun Lam Steven Tang is the chairman of our compensation committee. We have determined that Mr. Shun Lam Steven Tang and Dr. Jia He satisfy the “independence” requirements of Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Shun Lam Steven Tang and Dr. Jia He. Mr. Shun Lam Steven Tang is the chairman of our nominating and corporate governance committee. Mr. Shun Lam Steven Tang and Dr. Jia He satisfy the “independence” requirements of Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity

Board Diversity Matrix (As of October 30, 2022)
Country of Principal Executive Offices:	The People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	3
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	3	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

D.Employees

We had a total of 1,771, 1,335 and 1,925 full-time employees as of December 31, 2019, 2020 and 2021. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

Employee
Department	number
On-demand DMW Retail Business	1,472
Intelligent Fresh Market Business	82
Retail Cloud Business	70
Finance and Legal	88
Human Resources and Public Relations	205
Management	6
Others	2

In July 2022, we adopt significant adjustments to our business strategy for sustainability, including staff optimization. As of the date of this annual report, we have a total of 55 full-time employees.

Our development depends on our ability to attract, retain and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and other incentives, such as share-based compensation plans. In addition, we provide our employees with a diverse work environment and a wide range of career development opportunities. We have established comprehensive training programs covering new employee training, customized training as well as leadership training. Depending on the position, employee reviews are conducted either quarterly or annually.

In the past, our delivery rider team and operational personnel of our quality control centers and DMWs consisted of mostly full-time contractors engaged through third-party service providers. These delivery riders were stationed at designated DMWs to serve the surrounding communities. They were compensated with a base salary plus bonuses proportional to the number of orders fulfilled. Third-party delivery partners directly paid their salaries.

Under PRC regulations, we are required to participate in and make contributions to housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including pension, maternity, medical, work-related injury and unemployment benefit plans.

We enter into standard labor contracts with our employees. Our non-compete restrictions on mid-level to senior management employees are broader than industry practice.

As of the date of this annual report, our PRC subsidiaries, such as Beijing Missfresh E-commerce Co., Ltd., Qingdao Missfresh E-Commerce Co., Ltd., Changshu Missfresh E-Commerce Co., Ltd. and Shenzhen Missfresh E-commerce Co., Ltd., have been named as defendants in approximately 765 labor disputes in China brought by our employees or former employees for approximately RMB40.6 million in aggregate. For risks and uncertainties related to these labor disputes, see “Item 3. Key Information—D. Risk Factors—Enforcement of stricter labor laws and regulations and increases in labor costs in the PRC may materially and adversely affect our business and our profitability.”

E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of September 30, 2022 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 86,383,174 Class A ordinary shares and 620,725,823 Class B ordinary shares issued and outstanding as of September 30, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
			% of Total
			Ordinary	% of
	Class A	Class B	Shares on an	Aggregate
	Ordinary	Ordinary	As-converted	Voting
	Shares	Shares	Basis	Power†
Directors and Executive Officers*:
Zheng Xu (1)	86,383,174	—	12.2	73.6
Shun Lam Steven Tang (2)	—	—	—	—
Jia He (3)	—	—	—	—
All Directors and Executive Officers as a Group	86,383,174	—	12.2	73.6
Principal Shareholders:
Internet Fund IV Pte. Ltd. (4)	—	78,384,462	11.1	3.3
Freshking Limited (5)	68,890,418	—	9.7	58.7
Tencent Entities (6)	—	55,578,319	7.9	2.4
Xiamen Missfresh Equity Investment Partnership (Limited Partnership) (7)	—	54,994,026	7.8	2.3
Genesis Entities (8)	—	45,429,820	6.4	1.9
*

Except as indicated otherwise below, the business address of our directors and executive officers is 3rd Floor, Block A, Vanke Times Center, No. 9 Wangjing Street, Chaoyang District, Beijing 100016, People’s Republic of China.

†

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to twenty votes per share. Each holder of our Class B ordinary shares is entitled to one vote per share.

(1)	Represents (i) 68,890,418 Class A ordinary shares held by Freshking Limited, a British Virgin Islands company, and (ii) 17,492,756 Class A ordinary shares beneficially owned by Mr. Bin Zeng, our co-founder, through Tigerteeth Entity Limited, the voting power of which are irrevocably and fully delegated to Mr. Zheng Xu. Among the 68,890,418 Class A ordinary shares held by Freshking Limited, 21,668,178 Class A ordinary shares are subject to our repurchase rights and certain restrictions on transfer as set forth in the restricted shares agreements. Please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for details. Freshking Limited is wholly owned by Freshking Holding Limited and Mr. Zheng Xu is the sole director of Freshking Limited. Freshking Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Zheng Xu being its sole director. TMF (Cayman) Ltd. is the trustee of Xu Trust, with Mr. Zheng Xu being the settlor and the sole member of the protective committee and the investment committee, and Mr. Zheng Xu and his family members are the beneficiaries of Xu Trust. The business address of Freshking Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Freshking Holding Limited is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. On June 7, 2021, Mr. Bin Zeng and Tigerteeth Entity Limited signed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class A ordinary shares beneficially owned by Mr. Bin Zeng through Tigerteeth Entity Limited have been irrevocably and fully delegated to Mr. Zheng Xu.
(2)	The business address of Shun Lam Steven Tang is 18D Wing Cheong Commercial Building, 19-25 Jervois Street, Hong Kong.
(3)	The business address of Jia He is 8/F, Pujiang International Finance Plaza, 1098 Dongdaming Road, Shanghai, China.
(4)	Represents 78,384,462 Class B ordinary shares, as reported in a Schedule 13G filed by Tiger Global Private Investment Partners X, L.P., Tiger Global PIP Performance X, L.P., Tiger Global PIP Management X, Ltd., Tiger Global Management, LLC, Charles P. Coleman III and Scott Shleifer on February 14, 2022, held by Internet Fund IV Pte. Ltd. Internet Fund IV Pte. Ltd. is a private company limited by shares established in Singapore. Internet Fund IV Pte. Ltd. is ultimately controlled by Chase Coleman and Scott Shleifer. The registered address is 8 Temasek Boulevard, #32-02 Suntec Tower Three, Singapore 038988.
(5)	Represents 68,890,418 Class A ordinary shares held by Freshking Limited, a British Virgin Islands company. Among the 68,890,418 Class A ordinary shares held by Freshking Limited, 21,668,178 Class A ordinary shares are subject to our repurchase rights and certain restrictions on transfer as set forth in the restricted shares agreements. Please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for details. Freshking Limited is wholly owned by Freshking Holding Limited and Mr. Zheng Xu is the sole director of Freshking Limited. Freshking Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Zheng Xu being its sole director. TMF (Cayman) Ltd. is the trustee of Xu Trust, with Mr. Zheng Xu being the settlor and the sole member of the protective committee and the investment committee, and Mr. Zheng Xu and his family members are the beneficiaries of Xu Trust. The business address of Freshking Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Freshking Holding Limited is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(6)	Represents (i) 51,078,319 Class B ordinary shares held by Image Frame Investment (HK) Limited, a limited liability company incorporated in Hong Kong, and (ii) 4,500,000 Class B ordinary shares (represented by 1,500,000 ADSs) held by Tencent Mobility Limited, a limited liability company incorporated in Hong Kong, as reported in a Schedule 13G filed by Tencent Holdings Limited and Image Frame Investment (HK) Limited on February 10, 2022. Image Frame Investment (HK) Limited and Tencent Mobility Limited are collectively referred to as the Tencent Entities. Image Frame Investment (HK) Limited and Tencent Mobility Limited are beneficially owned by Tencent Holdings Limited, which is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Image Frame Investment (HK) Limited and Tencent Mobility Limited is 29/F., Three Pacific Place, No. 1, Queen’s Road East, Wanchai, Hong Kong.
(7)	Represents 54,994,026 Class B ordinary shares held by Xiamen Missfresh Equity Investment Partnership (Limited Partnership), as recorded on our Register of Members of as of September 30, 2022. Xiamen Missfresh Equity Investment Partnership (Limited Partnership) is incorporated in the PRC, with Qingdao Conson Innovation Equity Investment and Management Co., Ltd. being its sole general partner. Qingdao Conson Innovation Equity Investment and Management Co., Ltd. is ultimately wholly owned by the State-owned Assets Supervision and Administration Commission of Qingdao Municipal Government. The business address of Xiamen Missfresh Equity Investment Partnership (Limited Partnership) is A728, Unit 308, 16 Yunding North Road, Huli District, Xiamen, the People’s Republic of China.
(8)	Represents (i) 43,923,520 Class B ordinary shares directly held by GFC2 Ltd, and (ii) 1,506,300 Class B ordinary shares directly held by Genesis Capital I LP, as reported in a Schedule 13G filed by GFC2 Ltd, Genesis Capital I LP, Genesis Capital Ltd, Yuan Capital Ltd and Zhijian Peng on February 10, 2022. GFC2 Ltd and Genesis Capital I LP are collectively referred to as the Genesis Entities. GFC2 Ltd is a subsidiary controlled by Genesis Capital I LP. Genesis Capital I LP is managed by its general partner, Genesis Capital Ltd, which is wholly owned by Yuan Capital Ltd. Yuan Capital Ltd is wholly owned by Mr. Zhijian Peng. The business address of GFC2 Ltd is Nerine Chambers, PO BOX 905, Road Town, Tortola, British Virgin Islands. The business address of Genesis Capital I LP is 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands.

On July 24, 2020, we issued a convertible promissory note with a principal amount of US$27.0 million to ICBC International Investment Management Limited in accordance with the convertible note purchase agreement we entered into on July 14, 2020. The maturity date of this convertible promissory note is July 24, 2022 or such later date as mutually agreed. At the option of ICBC International Investment Management Limited and before the end of the business day immediately preceding the maturity date, this convertible promissory note may be converted into our preferred shares, subject to certain conditions. On July 10, 2021, we and ICBC International Investment Management Limited terminated the convertible note purchase agreement and the convertible promissory note after we redeemed the convertible promissory note.

As of September 30, 2022, a total of 476,523,931 ordinary shares are held by seven record holders in the United States, representing approximately 67.4% of our total issued and outstanding shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Shareholders Agreement and Right of First Refusal and Co-Sale Agreement

On February 9, 2021, we entered into the sixth amended and restated shareholders agreement and the sixth amended and restated right of first refusal and co-sale agreement, which provided for certain shareholders’ rights, including registration rights. Upon the completion of our initial public offering, all the shareholders’ rights under the shareholders agreement automatically terminated, except the registration rights. Set forth below is a description of those registration rights:

Demand Registration Rights. At any time or from time to time after the date that is six months after the completion of our initial public offering, holders have the right to demand by written notice that we effect a registration statement of registrable securities having an anticipated aggregate offering price, net of underwriting discounts and commissions, in excess of US$10.0 million. We are not obligated to effect more than two registrations during any 12-month period. We have the right to defer filing of a registration statement for a period during which such filing would be materially detrimental if we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us or our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right for more than 90 days on any one occasion or more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must promptly give each holder a written notice of such registration and to include in such registration any registerable securities requested to be registered by such holder upon the written request given within 15 days after delivery of such notice.

Form F-3 Registration Rights. Our shareholders may request us to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions.

Termination of Registration Rights. Our shareholders’ registration rights will terminate (i) after five years of the completion of our initial public offering, or (ii) with respect to any shareholder, the date on which such shareholder may sell all of such shareholder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

Private Placements

On December 9, 2020, we entered into a Series F preferred shares purchase agreement with certain parties named there to, as amended by a supplemental deed dated January 14, 2021 among us and certain parties named thereto, pursuant to which we granted Xiamen Missfresh Equity Investment Partnership (Limited Partnership) or its designated affiliate a right to purchase a certain amount of our additional Series F preferred shares with an aggregate price up to an amount of US$ equivalent to RMB1.0 billion at the same price per share and on the same terms and conditions provided therein no later than six months after the closing of the transaction under this agreement (i.e., February 9, 2021). Xiamen Missfresh Equity Investment Partnership (Limited Partnership) has agreed and confirmed that, starting from May 29, 2021, it has given up the aforementioned right to acquire additional Series F preferred shares.

On February 9, 2021, we issued 54,994,026 Series F preferred shares to Xiamen Missfresh Equity Investment Partnership (Limited Partnership) in consideration of approximately US$290.0 million.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Agreement and Business Cooperation with Tencent

Business Cooperation Agreements. Tencent has been a shareholder of us since May 2015 and had one director seat on our board during the period from June 2017 to November 2021. Since November 2021, Tencent has no longer been a related party of us.

In October 2018 and December 2019, we entered into two business cooperation agreements with a subsidiary of Tencent, with a term of three years for each agreement. In 2021, we purchased a total amount of RMB30.2 million (US$4.7 million) advertising, cloud services and map services from Tencent. As of December 31, 2021, we had a total amount of RMB11.9 million (US$1.9 million) due to Tencent.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings and claims from time to time. For example, on July 12, 2022, a putative securities class action lawsuit was filed against us and certain of our directors and officers in the U.S. District Court for the Eastern District of New York (captioned Chen v. Missfresh Limited, et al., No. 1:22-cv-04065). Plaintiff in this case alleges, in sum and substance, that our prospectus and registration statement filed in connection with our June 2021 initial public offering contained false or misleading statements in violation of the U.S. federal securities laws. On November 3, 2022, the Court granted the application to transfer the case to the Southern District of New York. The case remains in its preliminary stage. In addition, In addition, as of October 31, 2022, our PRC subsidiaries, including but not limited to Beijing Missfresh E-commerce Co., Ltd., Qingdao Missfresh E-commerce Co., Ltd., Changshu Missfresh E-Commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., had been named as defendants in approximately 616 lawsuits in China brought primarily by our previous suppliers and in approximately 765 labor disputes brought by our employees or former employees for approximately RMB812.7 million in aggregate. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Independent Review

As previously announced in April 2022, the Audit Committee, with the assistance of third-party professional advisors—including a leading international law firm and forensic accounting experts from a Big-Four accounting firm that is not our auditor—conducted an independent internal review of certain transactions carried out by our Next-Day Delivery BU with third-party suppliers and customers in 2021. The Review involved analyzing and sample-testing certain transactions carried out by the Next-Day Delivery BU in 2021; reviewing select documents, including electronic data collected from certain Company management-level executives and relevant employees in the Next-Day Delivery BU in 2021; and interviewing Company management-level executives and relevant employees who were available and willing to participate in such interviews.

Summary of Findings

The Review is substantially complete. The Review identified certain transactions carried out by the Next-Day Delivery BU in 2021 that exhibited characteristics of questionable transactions, such as undisclosed relationships between suppliers and customers, different customers or suppliers sharing the same contact information, and/or lack of supporting logistics information. As a result, certain revenue associated with these reporting periods in 2021 may have been inaccurately recorded in our financial statements.

Based on the Review’s investigative steps as described above, the individual employees in the Next-Day Delivery BU responsible for carrying out the questionable transactions have been identified. All of them had given notices of resignation to us before the conclusion of the Review. The Review did not uncover any evidence indicating that Company management-level executives, including the chief executive officer and co-chief financial officers, were involved in or aware of any misconduct relating to the questionable transactions at the time of their occurrence.

Remedial Measures in Response to Review

To enhance our internal controls in light of the aforementioned findings, we, under the supervision of the Audit Committee, have begun and will continue implementing a remediation plan. The remedial measures include, among other things: (i) disciplinary actions against individual employees found to be responsible or knowingly took part in the questionable transactions identified; and (ii) enhancement of our internal controls and risk management policies and procedures for the Next-Day Delivery BU, including follow-on employee trainings. Given the Review findings and in an abundance of caution, we have also terminated its relationships with suppliers and customers involved in the high-risk questionable transactions identified.

Follow-up Financial Impact Assessment

The Company has conducted a preliminary assessment of the overall financial impact of the Review findings on the relevant financial statements, as shown in the table below. While we do not expect any further adjustments to be needed, our management is committed to full and transparent disclosure and will provide timely updates if needed.

Unaudited
	As Previously Announced			Adjustments			As Adjusted
	For the three months ended			For the three months ended			For the three months ended
	March	June	September	March	June	September	March	June	September
	31,	30,	30,	31,	30,	30,	31,	30,	30,
(All amounts in thousands, except for share, per share data or otherwise noted)	2021	2021	2021	2021	2021	2021	2021	2021	2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Net revenues
Sales of products through online platforms	1,492,780	1,854,120	2,078,226	(156,824)	(256,482)	(263,873)	1,335,956	1,597,638	1,814,353
Other revenues	37,447	40,360	43,706	—	—	—	37,447	40,360	43,706
Total net revenues	1,530,227	1,894,480	2,121,932	(156,824)	(256,482)	(263,873)	1,373,403	1,637,998	1,858,059
Cost of revenues	(1,341,249)	(1,752,626)	(1,861,290)	161,696	265,495	272,358	(1,179,553)	(1,487,131)	(1,588,932)
Fulfillment expenses	(440,224)	(540,990)	(637,869)	—	—	—	(440,224)	(540,990)	(637,869)
Sales and marketing expenses	(167,615)	(304,700)	(256,208)	(4,872)	(9,013)	(8,485)	(172,487)	(313,713)	(264,693)
General and administrative expenses	(86,853)	(396,012)	(192,176)	—	—	—	(86,853)	(396,012)	(192,176)
Technology and content	(94,794)	(393,829)	(145,121)	—	—	—	(94,794)	(393,829)	(145,121)
Total cost and operating expenses	(2,130,735)	(3,388,157)	(3,092,664)	156,824	256,482	263,873	(1,973,911)	(3,131,675)	(2,828,791)
Loss from operations	(600,508)	(1,493,677)	(970,732)	—	—	—	(600,508)	(1,493,677)	(970,732)
Other income/(expense), net	(2,772)	6,193	7,241	—	—	—	(2,772)	6,193	7,241
Change in fair value of options and embedded conversion feature	10,292	69,094	—	—	—	—	10,292	69,094	—
Interest expense, net	(17,158)	(14,649)	(10,025)	—	—	—	(17,158)	(14,649)	(10,025)
Share of results of equity investees	(201)	(195)	(195)	—	—	—	(201)	(195)	(195)
Loss before income tax expenses	(610,347)	(1,433,234)	(973,711)	—	—	—	(610,347)	(1,433,234)	(973,711)
Income tax expenses	(2)	(15)	(15)	—	—	—	(2)	(15)	(15)
Net loss	(610,349)	(1,433,249)	(973,726)	—	—	—	(610,349)	(1,433,249)	(973,726)
Net loss attributable to non-controlling interests shareholders	(67)	(390)	58	—	—	—	(67)	(390)	58
Net loss attributable to Missfresh Limited	(610,416)	(1,433,639)	(973,668)	—	—	—	(610,416)	(1,433,639)	(973,668)
Accretion of convertible redeemable preferred shares and convertible redeemable non-controlling preferred shares to redemption value	(153,785)	(164,191)	—	—	—	—	(153,785)	(164,191)	—
Net loss attributable to ordinary shareholders of Missfresh Limited	(764,201)	(1,597,830)	(973,668)	—	—	—	(764,201)	(1,597,830)	(973,668)
Shares used in calculating loss per share:
Weighted average number of ordinary shares:
Basic and diluted	104,132,597	141,586,134	688,715,943	—	—	—	104,132,597	141,586,134	688,715,943
Net loss per share attributable to ordinary shareholders of Missfresh Limited
Net loss per share-Basic and diluted	(7.34)	(11.29)	(1.41)	—	—	—	(7.34)	(11.29)	(1.41)
Net loss per ADS[1] attributable to ordinary shareholders of Missfresh Limited
Net loss per ADS-Basic and diluted	—	(33.87)	(4.23)	—	—	—	—	(33.87)	(4.23)

1 Each ADS represented three Class B ordinary shares as of the indicated dates.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

Since July 2022, we have adopted a series of significant adjustments to the business strategy for business sustainability, including a temporary shutdown of our on-demand DMW retail business and staff optimization, and a temporary shutdown of our Next-Day Delivery BU. These idled businesses accounted for approximately over 90% in aggregate of our total net revenue and our total cost of revenue for the years ended December 2019, 2020, and 2021, respectively. As of December 31, 2021, the aggregate amount of our inventory, property, equipment, right of use assets (net of corresponding lease liabilities) and intangible assets were RMB466.2 million (US$73.2 million), which may suffer significant losses due to these adjustments to our business strategy. As of the date of this annual report, we are not able to accurately estimate such losses.

In 2021, we subscribed private equity funds issued by three financial institutions with the total amount of US$44.0 million. Subsequent to December 31,2021, we partially redeemed and made additional subscriptions of the private equity funds. As of September 30 ,2022, the fair value of our investment in these private equity funds had substantially declined to US$6.5 million, with the corresponding original investment amount of US$43.5 million.

Except as disclosed above and elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.Offering and Listing Details

Our ADSs, each currently representing ninety of our Class B ordinary shares, have been listed on the Nasdaq Global Market since June 25, 2021. Our ADSs trade under the symbol “MF.”

Effective October 17, 2022, we effected a change of the ratio of the ADS to our Class B ordinary shares from one ADS representing three Class B ordinary share to one ADS representing ninety Class B ordinary shares. Currently, each ADS represents ninety Class B ordinary shares. The change in the ratio of the ADS to our Class B ordinary shares had no impact on our underlying Class B ordinary shares, and no Class B ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class B ordinary shares.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the Nasdaq Global Market since June 25, 2021 under the symbol “MF.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class A ordinary shares may be converted into the same number of Class B ordinary shares by the holders thereof at any time, while Class B ordinary shares cannot be converted into Class A ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class A ordinary shares by a holder thereof to any person other than holders of Class A ordinary shares or their affiliates, such Class A ordinary shares shall be automatically and immediately converted into the same number of Class B ordinary shares.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class B ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class A ordinary share shall be entitled to twenty votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Stock Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of at least a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our memorandum and articles of association also authorizes our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares, without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we intend to provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Without limiting the jurisdiction of the Cayman courts to hear, settle and/or determine disputes related to our company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of our company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of our company to our company or the members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or our articles of association including but not limited to any purchase or acquisition of shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against our company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of our articles of association.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variations of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of at least a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.Material Contracts

On March 4, 2022, we entered into a Standby Equity Purchase Agreement with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP, or Yorkville, to sell up to US$300 million of our Class B ordinary shares, in our sole discretion and at our request based on our funding requirement at any time during the 36 months following the date of the Standby Equity Purchase Agreement, following the effectiveness of a registration statement with the SEC registering the Class B ordinary shares issuable pursuant to the Standby Equity Purchase Agreement and other customary closing conditions. Each issuance and sale of our Class B ordinary shares to Yorkville pursuant to the Standby Equity Purchase Agreement is referred to as an “Advance.” Pursuant to the Standby Equity Purchase Agreement, the maximum amount for each Advance should be the lower of: (i) an amount equal to 100% of the average daily trading dollar value of our Class B ordinary shares, represented by our ADSs, for the five consecutive trading days immediately preceding the delivery of an advance notice by us, or (ii) US$10 million. For each Advance, the purchase price per share shall be 97% of the lowest daily volume weighted average price of our Class B ordinary shares, represented by the ADSs, for the five consecutive trading days commencing the date of our delivery of the advance notice (the “Pricing Period”). The closing of each Advance should take place as soon as practicable after the expiration of the applicable Pricing Period, subject to the procedures and conditions set forth in the Standby Equity Purchase Agreement. The purchase would be subject to certain ownership limitations as provided under the Standby Equity Purchase Agreement. Additionally, we may request from time to time from Yorkville a cash payment of up to US$15 million (less a 2% original issue discount) to be repaid by share issuance or cash over a 15-week repayment period, subject to certain conditions set forth in the Standby Equity Purchase Agreement. Yorkville has agreed that, during the term of the Standby Equity Purchase Agreement, neither Yorkville nor its affiliates will engage in any short sales respect to our Class B ordinary shares. As of the date of this annual report, we have not received any funding from Yorkville.

On July 14, 2022, we entered into the Shanxi Donghui Agreement with Shanxi Donghui Group, pursuant to which, Shanxi Donghui Group or its designated affiliate shall subscribe for 298,507,463 Class B ordinary shares of the Company in the amount of the US$ equivalence of RMB200 million, subject to the satisfaction of the closing condition that Shanxi Donghui Group or its designated affiliate completes all necessary registrations and obtains all required governmental approvals in China for its overseas direct investment in the Company in the twelve months following the signing date of the Shanxi Donghui Agreement. Upon the closing, Shanxi Donghui Group will have the right to designate two directors for nomination and election to our board of directors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— We have entered into certain agreements for receiving strategic investment and disposing of certain business and assets, and such transactions have not been closed and we may not be able to close this transaction in a timely manner or at all.”

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution.”

E.Taxation

The following summary of the Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporate tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to the SAT Circular 82, the SAT issued the SAT Bulletin 45, which became effective since September 2011, to provide more guidance on the implementation of the SAT Circular 82. The SAT Bulletin 45 provides for detailed procedures and administration with respect to determination of residence status and administration of post-determination matters.

We believe that Missfresh Limited is not a PRC resident enterprise for PRC tax purposes. Missfresh Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Missfresh Limited meets all of the conditions above. Missfresh Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. Therefore, we do not believe that Missfresh Limited meets all of these conditions or Missfresh Limited is a PRC resident enterprise for PRC tax purposes even if the conditions for “de facto management body” prescribed in the SAT Circular 82 are applicable. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Missfresh Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Our non-PRC individual shareholders (including the ADS holders) may be subject to 20% PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise (which in the case of dividends may be withheld at source). It is also not clear whether non-PRC shareholders of Missfresh Limited would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that Missfresh Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Missfresh Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class B ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in our initial public offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;

●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons holding their ADSs or ordinary shares in connection with a trade or business outside of the United States;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated value of our assets and composition of our income and assets, we believe that we were not a PFIC for U.S. federal income tax purposes, for the taxable year ended December 31, 2021 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will be a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs may impact our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares) are currently considered readily tradeable on an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq Global Market, although there can be no assurance in this regard. However, as described above, in May and June 2022 we received communications from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying us that we were not in compliance with the continued listing requirements; that we were below compliance standards due to the trading price of our ADSs; and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Shares—Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.” If our ADSs are not otherwise readily tradable on an established securities market, the U.S. dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether the ADSs are readily tradable on an established securities market in the United States and regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may be able to treat such gain as PRC-source gain under the Treaty. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or deductions under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, are currently treated as marketable stock. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. However, as described above, in May and June 2022 we received communications from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying us that we were not in compliance with the continued listing requirements; that we were below compliance standards due to the trading price of our ADSs; and if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Shares—Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.” If our ADSs are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are a PFIC and we subsequently cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We previously filed a registration statement on Form F-1 (File No.: 333-256903) with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in our initial public offering. We have also filed a registration statement on Form F-6 (File No.: 333-257296) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

The revenues and expenses of our entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of Renminbi out of the PRC as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest expenses on our short-term bank borrowings. Our short-term bank borrowing bears interests at fixed rates. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest expenses may exceed expectations due to changes in market interest rates.

We may invest the net proceeds that we receive from our initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary, will issue the ADSs which you will be entitled to receive in our initial public offering. Each ADS will represent an ownership interest in a designated number of shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as an ADR holder and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time.

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

Fees and Charges Our ADS holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities, or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights, and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
●	an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	an amount for the reimbursement of such fees, charges, and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	stock transfer or other taxes and other governmental charges;
●	a transaction fee per cancellation request (including through SWIFT, telex and facsimile transmission) as disclosed on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”) and any applicable delivery expenses (which are payable by such persons or ADR holders); and

●	transfer or registration expenses for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to receive payment of fees, charges, and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges, and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

In the year ended December 31, 2021, we received US$8.0 million from the depositary in connection with the establishment and maintenance of the ADS program.

Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation (SAT) or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 for our initial public offering (File No.: 333-256903), which was declared effective by the SEC on June 24, 2021. Our initial public offering closed June 29, 2021. J.P. Morgan Securities LLC, Citigroup Global Markets Inc., China International Capital Corporation Hong Kong Securities Limited and China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters for our initial public offering. We offered and sold an aggregate of 21,000,000 ADSs at an initial public offering price of US$13.00 per ADS. We raised US$247.2 million in net proceeds from our initial public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.

For the period from the effective date of the registration statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was US$26.7 million, which included US$19.1 million in underwriting discounts and commissions for the initial public offering and US$7.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from June 24, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2021, we used the net proceeds from our initial public offering for as follows:

●	Approximately US$195.0 million for our on-demand DMW retail business, including sales and marketing, upgrade of technology infrastructure and supply chain, and expansion and upgrade of network of quality control centers and DMWs;
●	Approximately US$19.0 million for our further expansion of our intelligent fresh market business and development of technology platform;
●	Approximately US$8.0 million for our development of the retail cloud business, including research and development, product development and sales and marketing; and
●	Approximately US$11.3 million for general corporate purposes, and the development of strategic initiatives, potential strategic investments and acquisitions to strengthen our ecosystem, although we have not identified any specific investments or acquisition opportunities at this time.

For the period from January 1, 2022 to the date of this annual report, we fully used the outstanding amounts of our net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer (serving as the principal executive officer and performing the functions of the principal financial officer), carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of December 31, 2021 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below under “Internal Control over Financial Reporting.” Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm have identified two material weaknesses in our internal control over financial reporting as of December 31, 2021. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

One of the two material weaknesses that have been identified in our internal control over financial reporting as of December 31, 2021 relates to our failure to design and implement effective controls with a sufficient level of precision to prevent and detect misstatements related to our certain transactions within the Next-Day Delivery BU. Specifically, the material weakness is a combination of control deficiencies, including:

(i)	lack of sufficient competent personnel to effectively and timely monitoring and perform risk assessment procedures in the Next-Day Delivery BU sales related business due to changes in its business model;
(ii)	lack of formalized policies and procedures over the acceptance and on-going monitoring of third-party suppliers in the Next-Day Delivery BU sales related business, and inadequate review and approval of third-party suppliers and lack of effective acceptance procedures, such as background and qualification checks on the third-party suppliers;
(iii)	ineffective controls related to the shipping and delivery of products ordered in the Next-Day Delivery BU sales related business and the determination whether revenue recognized relates to valid sales order;
(iv)	inadequate review and approval of products sold and the related sales price in the Next-Day Delivery BU sales related business;

(v)	lack of effective monitoring activities performed by internal audit and business unit personnel over certain activities conducted in the Next-Day Delivery BU sales related business; and
(vi)	lack of sufficient segregation of duties related to certain risk monitoring and whistleblower activities.

As of the date of this annual report, we have temporarily terminated the operation of the Next-Day Delivery BU. For our existing businesses, we will conduct a comprehensive review of related policies and procedures, improve relevant processes for monitoring and reporting risks, and enhance the supervision for ensuring the separation of duties to decrease related fraud risks.

The other one of the two material weaknesses that have been identified in our internal control over financial reporting as of December 31, 2021 relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

To remediate our identified material weakness, we have adopted measures to improve our internal control over financial reporting. We have engaged an independent consulting company with strong knowledge and experience in U.S. GAAP accounting and SEC reporting to assist our management in preparing financial reports that meet U.S. GAAP and SEC reporting requirements. Additionally, we also plan to hire qualified accounting and financial personnel as our business develops.

We cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify any additional material weaknesses in the future. In addition, Section 404 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting if we become a large accelerated filer or an accelerated filer. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Audit Committee Independent Review, Internal Controls and Related Matters—We have identified two material weaknesses in our internal control over financial reporting as of December 31, 2021, and if we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of the ADSs may be adversely affected.”

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Jia He, an independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in June 2021. We have posted a copy of our code of business conduct and ethics on our website at https://ir.missfresh.cn.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our former independent registered public accounting firm, for the year ended December 31, 2020, and Shandong Haoxin Certified Public Accountants Co., Ltd. for the year ended December 31, 2021.

	2020	2021

	(RMB in thousands)
Audit fees(1)	7,000	5,000
Tax fees(2)	1,023	—
All other fees(3)	150	—
(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2020 and 2021, the audit refers to financial audit.
(2)	“Tax fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

On September 29, 2022, we engaged Shandong Haoxin Certified Public Accountants Co., Ltd. as the Company’s independent registered public accounting firm and dismissed PricewaterhouseCoopers Zhong Tian LLP. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 29, 2022, we engaged Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”). The change of our independent registered public accounting firm had been approved by our board of directors and the audit committee of our board.

The reports of PwC on our consolidated financial statements for the fiscal years ended December 31, 2019 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent period through September 29, 2022, there have been no disagreements (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure.

During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent period through September 29, 2022, there were no “reportable events,” requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F, other than as disclosed in this Item 16F.

Prior to our initial public offering in June 2021, we were a private company with limited accounting personnel and other resources with which to address our internal controls. Our independent registered public accounting firm had not conducted an audit of our internal controls over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2020, one material weakness as reported in our registration statement on Form F-1 filed with the SEC on June 8, 2021, as amended (File No.: 333-256903), which was related to the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

During the course of audit of our financial statements for the year ended December 31, 2021, PwC informed us of certain issues it had identified in conducting its audit in relation to certain transactions carried out by our Next-Day Delivery BU with third-party suppliers and customers. In response to the issues raised by PwC, the audit committee of the Company conducted an independent internal review, which is substantially complete as of the date of this annual report, and the findings of the independent internal review impacted the consolidated financial statements for the year ended December 31, 2021 only, as disclosed under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Independent Review” of this annual report. As of the date of its dismissal, PwC had not completed the additional audit procedures in relation to findings of the independent internal review.

Prior to the dismissal, PwC has advised us that it preliminarily believed that a going concern explanatory paragraph was required for the audit report for our financial statements for the year ended December 31, 2021.

The matters described above constitute reportable events. The audit committee of our board has discussed all reportable events above with PwC and we authorized PwC to respond fully to the inquiries made by Haoxin concerning these reportable events.

We have provided PwC with a copy of this disclosure in Item 16F and requested from PwC a letter addressed to the SEC indicating whether it agrees with the above statements. A copy of the letter from PwC addressed to the SEC, dated November 14, 2022, is filed herein as Exhibit 16.1.

During each of the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through September 29, 2022, neither we nor anyone on behalf of us has consulted with Haoxin regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Haoxin concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

In December 2021, we relied on our home country practice exemption with respect to the requirement for shareholder approval for stock option plans or other equity compensation arrangements and did not seek shareholder approval for the adoption of the 2021 Equity Incentive Plan. In March 2022, we also relied on our home country practice exemption with respect to the requirement for shareholder approval for transactions other than public offerings and did not seek shareholder approval for a Standby Equity Purchase Agreement we entered in to with YA II PN to sell up to US$300 million of our Class B ordinary shares. In September 2022, we also relied on home country practice exemption with respect to the requirement of having an audit committee composed a minimum of three members.

We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3.D. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.”

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Missfresh Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document
1.1

Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2

Registrant’s Specimen Certificate for Class B Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registrant’s registration statement on Form F-1/A filed with the Securities and Exchange Commission on June 22, 2021 (File No. 333-256903))

2.3

Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated June 24, 2021 (incorporated herein by reference to Exhibit 4.3 to the Registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on October 18, 2021 (File No. 333-260310))

2.4*

Amendment No.1 to Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated October 7, 2022

2.5

Sixth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated February 9, 2021 and Deed of Adherence dated May 31, 2021 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

2.6

Sixth Amended and Restated Right of First Refusal and Co-Sale Agreement among the Registrant and other parties thereto dated February 9, 2021 and Deed of Adherence dated May 31, 2021 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

2.7*	Description of Securities
4.1

Amended and Restated 2017 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.5 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.2*	2021 Equity Incentive Plan
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.4

Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.5

Series E Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated August 27, 2018, Deed of Adherence dated October 19, 2018, and Deed of Adherence dated October 26, 2018 (incorporated herein by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.6

Share Purchase and Exchange Agreement among the Registrant and certain other parties thereto dated May 30, 2019 (incorporated herein by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.7

Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated December 30, 2019 (incorporated herein by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.8

Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated April 30, 2020, Supplementary Agreement of Series F Preferred Share Purchase Agreement among the Registrant and certain other parties thereto dated May 15, 2020, and Deed of Adherence dated August 3, 2020 (incorporated herein by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.9

Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated December 9, 2020 and Supplemental Deed among the Registrant and certain other parties thereto dated January 14, 2021 (incorporated herein by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.10

Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated May 28, 2021 (incorporated herein by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.11

Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated May 29, 2021 and Supplementary Agreement of Series F Preferred Shares Purchase Agreement among the Registrant and certain other party thereto dated June 18, 2021 (incorporated herein by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.12*	Standby Equity Purchase Agreement between the Registrant and YA II PN, LTd. dated March 4, 2022
4.13*†	English translation of Strategic Investment Agreement among the Registrant, Qingdao Missfresh E-Commerce Co., Ltd. and Shanxi Donghui Group dated July 14, 2022
8.1*	List of Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd., an independent registered public accounting firm
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.3*	Consent of Han Kun Law Offices
15.4*	Consent of Maples and Calder (Hong Kong) LLP
16.1*	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission, dated November 14, 2022, pertaining to the change in independent public accounting firm
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Missfresh Limited

	By:	/s/ Zheng Xu
		Name:	Zheng Xu
		Title:	Chairman of the Board of Directors and
Chief Executive Officer
Date: November 14, 2022

MISSFRESH LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Missfresh Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Missfresh Limited (the “Company”) as of December 31, 2021, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit) and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1. (c) to the financial statements, the Company has suffered recurring losses and negative cashflows from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. (c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Sales of products (formerly known as Sales of products through online platforms) –  Refer to Note 2. (o) to the consolidated financial statements

Critical Audit Matter Description

As described in Note 2. (o), the revenues of the Company are primarily derived from sales of products through online platforms for the year ended December 31, 2021. The Company recognizes revenues from product sales at the point in time when the delivery is completed and uses automated systems to process and record its revenue transactions.

We identified occurrence of product revenue as a critical audit matter because there is inherent risk around the occurrence of revenue recorded by the Company's systems given the complexity and the significant volume of data processed by the systems.

How the Critical Audit Matter Was Addressed in the Audit

With the assistance of IT specialists and data specialists, our audit procedures related to product revenue recognition included the following, among others:

•	We tested the information technology environment and the key automatic controls over revenue recognition;
•	We performed tests on the data to ensure consistency between operating systems, to evaluate data accuracy and completeness;
•	We performed data analysis to identify transactions with characteristics of audit interest;
•	We compare data analysis in different periods for further testing to verify the reasonableness of transactions and other details;
•	We selected samples for testing to further verify the accuracy and integrity of the revenue;
•	We conducted cut-off tests on revenue to determine that the revenue is accounted into accurate period.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2022.

Weifang, the People’s Republic of China

November 14, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Missfresh Limited

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Missfresh Limited and its subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ deficit, and of cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 24, 2021

We have served as the Company's auditor from 2018 to 2022.

MISSFRESH LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note 2(e)

ASSETS
Current assets
Cash and cash equivalents	866,113	1,060,969	166,489
Restricted cash	56,269	35,702	5,602
Short-term investments	119,126	843,982	132,439
Accounts receivable, net	41,403	92,386	14,497
Inventories, net	173,688	149,532	23,465
Prepayments and other current assets	192,824	274,895	43,137
Total current assets	1,449,423	2,457,466	385,629
Non-current assets
Long-term investments	48,472	62,885	9,868
Operating lease right-of-use assets, net	469,644	648,283	101,730
Property and equipment, net	143,864	231,873	36,386
Intangible assets, net	7,208	18,011	2,826
Goodwill	—	5,835	916
Other non-current assets	44,151	29,125	4,570
Total non-current assets	713,339	996,012	156,296
Total assets	2,162,762	3,453,478	541,925

LIABILITIES
Current liabilities
Short-term borrowings	830,000	936,207	146,911
Accounts payable	1,088,431	1,605,734	251,975
Deferred Revenue	119,214	167,636	26,306
Accrued expenses and other current liabilities	347,468	298,050	46,771
Operating lease liabilities, current	252,740	291,670	45,769
Convertible note loan	248,878	—	—
Option and embedded conversion feature	11,117	—	—
Total current liabilities	2,897,848	3,299,297	517,732
Non-current liabilities
Operating lease liabilities, non-current	171,433	289,837	45,482
Other non-current liabilities	—	24,930	3,912
Total non-current liabilities	171,433	314,767	49,394
Total liabilities	3,069,281	3,614,064	567,126
Commitments and contingencies (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note2(e)

MEZZANINE EQUITY
Series A1 convertible redeemable preferred shares (US$ 0.0001 par value; 18,888,880 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	90,933	—	—
Series A2 convertible redeemable preferred shares (US$ 0.0001 par value; 11,111,120 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	64,046	—	—
Series A3 convertible redeemable preferred shares (US$ 0.0001 par value; 22,214,240 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	100,901	—	—
Series B1 convertible redeemable preferred shares (US$ 0.0001 par value; 15,719,200 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	108,154	—	—
Series B2 convertible redeemable preferred shares (US$ 0.0001 par value; 39,113,280 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	215,137	—	—
Series C convertible redeemable preferred shares (US$ 0.0001 par value; 138,743,200 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	1,679,377	—	—
Series D1 convertible redeemable preferred shares (US$ 0.0001 par value; 23,770,041 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	504,843	—	—
Series E convertible redeemable preferred shares (US$ 0.0001 par value; 99,860,054 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	3,367,250	—	—
Series E1 convertible redeemable preferred shares (US$ 0.0001 par value; 25,195,606 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	820,552	—	—
Series F convertible redeemable preferred shares (US$ 0.0001 par value; 36,101,011 and nil shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	1,397,468	—	—
Convertible redeemable non-controlling interests	241,750	—	—
Receivable from holders of Series E convertible redeemable preferred shares	(61,265)	—	—
Total Mezzanine equity	8,529,146	—	—

SHAREHOLDERS’ DEFICIT
Class A Ordinary shares (US $0.0001 par value; 75,555,520 and 200,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 75,555,520 and 86,383,174 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	52	59	9
Class B Ordinary shares (US$ 0.0001 par value, 476,660,736 and 4,700,000,000 shares authorized as of December 31, 2020 and 2021, respectively; 9,527,219 and 619,971,303 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	6	389	61
Additional paid-in capital	—	13,434,494	2,108,165
Accumulated deficit	(9,387,528)	(13,532,814)	(2,123,594)
Accumulated other comprehensive loss	(48,195)	(71,602)	(11,237)
Total Missfresh Limited Shareholders’ deficit	(9,435,665)	(169,474)	(26,596)
Non-controlling interest	—	8,888	1,395
Total Shareholders’ deficit	(9,435,665)	(160,586)	(25,201)

Total Liabilities, Mezzanine equity and Shareholders’ deficit	2,162,762	3,453,478	541,925

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)
Net revenues
Sales of products (formerly known as Sales of products through online platforms)	5,777,413	5,999,675	6,786,056	1,064,882
Other revenues	223,983	130,762	165,479	25,966
Total net revenues	6,001,396	6,130,437	6,951,535	1,090,848
Cost of revenues	(5,480,499)	(4,940,016)	(6,131,038)	(962,094)
Fulfilment expenses	(1,832,978)	(1,576,944)	(2,121,370)	(332,890)
Sales and marketing expenses	(740,033)	(589,192)	(903,345)	(141,755)
General and administrative expenses	(377,451)	(298,775)	(911,150)	(142,979)
Technology and content	(469,655)	(369,432)	(745,904)	(117,049)
Total cost and operating expenses	(8,900,616)	(7,774,359)	(10,812,807)	(1,696,767)
Loss from operations	(2,899,220)	(1,643,922)	(3,861,272)	(605,919)
Other income/(expense), net	(2,574)	23,431	1,263	198
Change in fair value of option and embedded conversion feature	—	5,216	79,386	12,457
Interest income/(expense), net and Changes in fair value of short - term investments	28,374	(33,119)	(68,893)	(10,811)
Investment income/(loss), net	(36,023)	(780)	(287)	(45)
Loss before income tax expenses	(2,909,443)	(1,649,174)	(3,849,803)	(604,120)
Income tax expenses	—	—	(35)	(5)
Net loss	(2,909,443)	(1,649,174)	(3,849,838)	(604,125)
Net loss attributable to non-controlling interests shareholders	—	—	(112)	(18)
Net loss attributable to Missfresh Limited	(2,909,443)	(1,649,174)	(3,849,726)	(604,107)
Accretion of convertible redeemable preferred shares to redemption value	(378,731)	(508,321)	(313,680)	(49,223)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(37,219)	(6,750)	(4,296)	(674)
Deemed dividends to convertible redeemable non-controlling preferred shareholders	(148,919)	—	—	—
Net loss attributable to ordinary shareholders of Missfresh Limited	(3,474,312)	(2,164,245)	(4,167,702)	(654,004)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	87,258,997	98,647,803	408,600,180	408,600,180
Net loss per share attributable to ordinary shareholders of Missfresh Limited
Net loss per share-Basic and diluted	(39.82)	(21.94)	(10.20)	(1.60)

Net loss	(2,909,443)	(1,649,174)	(3,849,838)	(604,125)
Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of nil tax	40,333	(47,448)	(23,407)	(3,673)
Total comprehensive loss, net of tax	(2,869,110)	(1,696,622)	(3,873,245)	(607,798)
Comprehensive loss attributable to non-controlling interests shareholders	—	—	(112)	(18)
Comprehensive loss attributable to Missfresh Limited	(2,869,110)	(1,696,622)	(3,873,357)	(607,816)
Accretion of convertible redeemable preferred shares to redemption value	(378,731)	(508,321)	(313,680)	(49,223)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(37,219)	(6,750)	(4,296)	(674)
Deemed dividends to convertible redeemable non-controlling preferred shareholders	(148,919)	—	—	—
Comprehensive loss attributable to ordinary shareholders of Missfresh Limited	(3,433,979)	(2,211,693)	(4,191,333)	(657,713)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share, per share data or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares
							Accumulated	Total
					Additional		Other	Missfresh		Total
					Paid-in	Accumulated	Comprehensive	shareholders’	Non-controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	deficit	interest	Deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	75,555,520	52	—	—	—	(3,940,863)	(41,080)	(3,981,891)	—	(3,981,891)
Foreign currency translation adjustments	—	—	—	—	—	—	40,333	40,333	—	40,333
Share-based compensation	—	—	—	—	132,422	—	—	132,422	—	132,422
Issuance of ordinary shares	—	—	3,456,987	2	(2)	—	—	—	—	—
Deemed dividends to convertible redeemable non-controlling preferred share holders	—	—	—	—	—	(148,919)	—	(148,919)	—	(148,919)
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	(132,420)	(246,311)	—	(378,731)	—	(378,731)
Accretion of convertible redeemable non- controlling preferred share to redemption value	—	—	—	—	—	(37,219)	—	(37,219)	—	(37,219)
Net loss	—	—	—	—	—	(2,909,443)		(2,909,443)	—	(2,909,443)
Balance as of December 31, 2019	75,555,520	52	3,456,987	2	—	(7,282,755)	(747)	(7,283,448)	—	(7,283,448)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT(Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares
							Accumulated	Total
					Additional		Other	Missfresh		Total
					Paid-in	Accumulated	Comprehensive	shareholders’	Non-controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	deficit	interest	Deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	75,555,520	52	3,456,987	2	—	(7,282,755)	(747)	(7,283,448)	—	(7,283,448)
Foreign currency translation adjustments	—	—	—	—	—	—	(47,448)	(47,448)	—	(47,448)
Share-based compensation	—	—	—	—	59,476	—	—	59,476	—	59,476
Issuance of ordinary shares	—	—	6,070,232	4	(4)	—	—	—	—	—
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	(59,472)	(448,849)	—	(508,321)	—	(508,321)
Accretion of convertible redeemable non- controlling preferred share to redemption value	—	—	—	—	—	(6,750)	—	(6,750)	—	(6,750)
Net loss	—	—	—	—	—	(1,649,174)	—	(1,649,174)	—	(1,649,174)
Balance as of December 31, 2020	75,555,520	52	9,527,219	6	—	(9,387,528)	(48,195)	(9,435,665)	—	(9,435,665)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT(Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares
							Accumulated	Total
					Additional		Other	Missfresh		Total
					Paid-in	Accumulated	Comprehensive	shareholders’	Non-controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	deficit	interest	Deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	75,555,520	52	9,527,219	6	—	(9,387,528)	(48,195)	(9,435,665)	—	(9,435,665)
Foreign currency translation adjustments	—	—	—	—	—	—	(23,407)	(23,407)	—	(23,407)
Share-based compensation	—	—	—	—	810,178	—	—	810,178	—	810,178
Issuance of ordinary shares	—	—	55,903,960	23	(23)	—	—	—	—	—
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	(22,416)	(291,264)	—	(313,680)	—	(313,680)
Accretion of convertible redeemable non- controlling preferred shares to redemption value	—	—	—	—	—	(4,296)	—	(4,296)	—	(4,296)
Re-designation of Class A ordinary shares into Class B ordinary shares	(10,840,524)	(7)	10,840,524	7	—	—	—	—	—	—
Re-designation of Class B ordinary shares into Class A ordinary shares	21,668,178	14	(21,668,178)	(14)	—	—	—	—	—	—
Convertible redeemable preferred shares converted into Class B ordinary shares upon the completion of the IPO	—	—	502,367,778	326	11,015,098	—	—	11,015,424	—	11,015,424
Insurance of ordinary shares upon initial public offering	—	—	63,000,000	41	1,600,239	—	—	1,600,280	—	1,600,280
Acquisition of subsidiaries					31,418			31,418		31,418
Capital injection from noncontrolling interest shareholder	—	—	—	—	—	—	—	—	9,000	9,000
Net loss	—	—	—	—	—	(3,849,726)	—	(3,849,726)	(112)	(3,849,838)
Balance as of December 31, 2021	86,383,174	59	619,971,303	389	13,434,494	(13,532,814)	(71,602)	(169,474)	8,888	(160,586)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)

Cash Flows from Operating Activities
Net loss	(2,909,443)	(1,649,174)	(3,849,838)	(604,125)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	97,997	135,659	123,473	19,376
Amortization of intangible assets	1,838	3,812	3,087	484
Share-based compensation	132,422	59,476	810,178	127,135
Amortization of convertible note and loan	—	5,794	12,106	1,900
Change in fair value of option and embedded conversion feature	—	(5,216)	(79,386)	(12,457)
Losses from disposal of property and equipment	8,961	10,201	7,006	1,099
Investment loss	36,023	780	29,923	4,696
Changes in operating assets and liabilities:	—	—	—	—
Accounts receivable, net	(45,965)	13,823	(50,841)	(7,978)
Prepayments and other current assets	13,945	125,507	(79,442)	(12,466)
Inventories, net	(35,301)	(4,396)	26,579	4,171
Operating lease right-of-use assets, net	(314,810)	207,852	(178,639)	(28,032)
Other non-current assets	(8,569)	7,924	10,199	1,599
Accounts payable	688,919	(332,380)	437,160	68,600
Deferred revenue	23,125	8,816	47,926	7,521
Accrued expenses and other current liabilities	56,622	(6,625)	(40,795)	(6,402)
Lease liabilities	287,290	(193,641)	157,334	24,689
Other non-current liability	—	—	24,930	3,912
Net Cash used in Operating Activities	(1,966,946)	(1,611,788)	(2,589,040)	(406,278)
Cash Flows from Investing Activities
Purchase of property and equipment	(210,081)	(68,959)	(136,810)	(21,468)
Purchase of intangible assets	(3,937)	(5,349)	(1,522)	(239)
Purchase of short-term investments	(757,529)	(2,991,232)	(1,417,426)	(222,425)
Maturity of short-term investments	933,856	2,872,106	661,255	103,765
Proceeds from disposal of property and equipment	1,659	3,773	851	134
Cash paid for long-term investments	—	(45,348)	(14,700)	(2,307)
Acquisition of a business, net of cash and cash equivalents acquired	—	—	524	82
Net Cash used in Investing Activities	(36,032)	(235,009)	(907,828)	(142,458)
Cash Flows from Financing Activities
Proceeds from issuance of convertible redeemable preferred shares, net	393,905	1,136,109	2,246,824	352,576
Proceeds from short-term borrowings	334,794	1,525,014	2,242,175	351,846
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	1,621,154	254,394
Repayment of short-term borrowings	(473,951)	(900,013)	(2,168,968)	(340,358)
Proceeds from issuance of convertible note and loan	—	278,870	—	—
Repayment of convertible note and loan	—	—	(259,020)	(40,646)
Cash paid to repurchase of vested share-based awards	(39,906)	—	—	—
Capital injection from non-controlling interest shareholders	—	—	9,000	1,412
Proceeds from the issuance of the convertible redeemable preferred shares to non-controlling interest shareholders	—	235,000	—	—
Cash paid for repurchase convertible redeemable preferred shares to non-controlling interest shareholders	(296,743)	—	—	—
Net Cash provided by/ (used in) Financing Activities	(81,901)	2,274,980	3,691,165	579,224
Effects of exchange rate changes on cash and cash equivalents and restricted cash	33,161	(66,899)	(20,008)	(3,138)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	(2,051,718)	361,284	174,289	27,350
Cash, cash equivalents and restricted cash at beginning of the year	2,612,816	561,098	922,382	144,741
Cash, cash equivalents and restricted cash at end of the year	561,098	922,382	1,096,671	172,091

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS(Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)
Supplemental disclosures of cash flow information
Cash paid for interest	(11,921)	(33,486)	(58,374)	(9,160)

Supplemental schedule of non-cash investing and financing activities
Accretion of convertible redeemable preferred shares to redemption value	378,731	508,321	313,680	49,223
Accretion of convertible redeemable non-controlling preferred shares to redemption value	37,219	6,750	4,296	674
Payable to investees for acquisition of the investee’s shares	35,348	—	—	—
Deemed dividends to convertible redeemable non-controlling preferred shareholders	148,919	—	—	—
Issuance of convertible redeemable preferred shares in connection with strategic cooperation agreement with Tencent	83,714	—	—	—
Issuance of convertible redeemable preferred shares in connection with repurchase of convertible redeemable non-controlling preferred shareholders	730,917	—	—	—
Payables related to purchase of property and equipment	2,874	4,347	9,946	1,561
Receivable from holders of Series F convertible redeemable preferred shares	507,831	—	—	—

The accompanying notes are integral parts of these consolidated financial statements.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a)  Principal activities

Missfresh Limited (“Missfresh” or the “Company”) was incorporated under the laws of the Cayman Islands in April 2015 as an exempted company with limited liability. The Company primarily engaged in providing fresh foods and groceries to end customers through its self-owned online ecommerce platform and distributed micro-warehouse networks (“DMW”) through its subsidiaries (collectively, the “Group”). As a supplement to the DMW offering, the Company also provided the next day delivery services to individual and enterprise customers. Since July 2022, the Group adopted a series of significant adjustments to the business strategy for business sustainability, including a temporary shutdown of on-demand DMW retail business and staff optimization, and a temporary shutdown of Next-Day Delivery BU. These idled businesses accounted for approximately over 90% in aggregate of total net revenue and total cost of revenue for the years ended December 2019, 2020, and 2021, respectively (Note 24).

(b)  Operation and organization

In June 2021, the Company completed its initial public offering (“IPO”) on the Nasdaq Stock market. In the offering, 21,000,000 American depositary shares(“ADSs”), which represent 63,000,000 class B ordinary shares, were issued and sold to the public at a price of US$ 13.00 per ADS. The net proceeds to the Company from the IPO, after deducting commissions and offering expenses, were US$ 247.2 million (RMB 1,600.3 million).

As of December 31, 2021, the Company’s principal subsidiaries and consolidated VIEs were as follows:

	Place of	Date of	Percentage of
	incorporation	incorporation	beneficial ownership	Principal activities
Wholly owned subsidiary:
Mrfresh Limited (“Mrfresh”)	Cayman Islands	November 24, 2017	100%	Offshore holding company
Missfresh HK Limited (“Missfresh HK”)	Hongkong, PRC	April 16, 2015	100%	Offshore holding company
Jinan Missfresh Bianligou Network Technology Co., Ltd. (“Jinan Bianligou”)	Jinan, PRC	January 24, 2018	100%	Online retail through mobile app
Changshu Missfresh E-Commerce Co., Ltd. (“Changshu Missfresh”)	Changshu, PRC	January 16, 2020	100%	Online retail through mobile app
Beijing Missfresh E-Commerce Co., Ltd. (“Beijing Missfresh”)	Beijing, PRC	October 30, 2014	100%	Online retail through mobile app
Beijing Missfresh Bianligou E-Commerce Co., Ltd. (“Beijing Bianligou”) (formerly as a VIE of Jinan Bianligou prior to December 2020)	Beijing, PRC	August 3, 2017	100%	Sale of food through convenience go smart retail machine
Qingdao Missfresh Ecommerce Co., Ltd.	Qingda0, PRC	January 26, 2021	100%	Online retail through mobile app

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (Continued)

(b)  Operation and organization (Continued)

In December 2020, Missfresh HK acquired all the equity interests of Beijing Bianligou, and the related Contractual Arrangements related to Beijing Bianligou were terminated. Since then Beijing Bianligou became a subsidiary of the Group, as the business operated by Beijing Bianligou were no longer prohibited or restricted.

After this transaction, the majority of the Group’s operations were conducted through the wholly owned subsidiaries in China.

(c)  Liquidity

The Group has been incurring losses from operations since inception. The Group incurred net loss of RMB2,909.4 million, RMB1,649.2 million and RMB 3,849.8 million (US$604.1 million) in 2019, 2020 and 2021, respectively. Net cash used in operating activities was approximately RMB1,966.9 million, RMB1,611.8 million and RMB2,589.0 million (US$406.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively. The Group recorded an accumulated deficit amounted to RMB7,282.8 million, RMB9,387.5 million and RMB13,532.8 million (US$2,123.6 million) as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2019, 2020 and 2021, the Group’s working capital was RMB1,314.8 million, RMB1,448.4 million and RMB841.8 million (US$132.1 million) in deficit, respectively. Since July 2022, the Group adopted a series of significant adjustments to the business strategy for business sustainability, including a temporary shutdown of on-demand DMW retail business and staff optimization, and a temporary shutdown of Next-Day Delivery BU. These idled businesses accounted for approximately over 90% in aggregate of total net revenue and total cost of revenue for the years ended December 2019, 2020, and 2021, respectively. As of December 31, 2021, the aggregate amount of inventory, property, equipment, right of use assets (net of corresponding lease liabilities) and intangible assets were RMB 466.2 million (US$73.2 million), which may suffer significant losses due to these adjustments to the Group's business strategy. As of this annual report date, the Group are unable to accurately estimate such losses.

These conditions and events raise substantial doubt about the Group’s ability to continue as a going concern. The Group has prepared a future cash flow forecasts and the management is of the opinion that the Group will have sufficient unrestricted liquidity for the next 12 months from the issuance date of this annual report. Among the assumptions made by the management, it is expected that the Group will further preserve liquidity and manage cash flows by reducing various discretionary expenditures. Also, the Group has taken positive action to conduct the preliminary stage of debt restructuring and to speed up the collection of investments and assets. Additionally, the Group is in the process of negotiating with potential investors and will continue to seek external financing to improve its liquidity position.

If the Group fails to achieve these goals, the Group cannot predict whether this additional financing will be in the form of equity, debt, or another form, and the Group may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. In the event that financing sources are not available, the Group may be unable to implement its current plans for business restructuring, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Group’s business, financial condition and results of operations and would materially adversely affect its ability to continue as a going concern.

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES

(a)  Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Group. Significant accounting policies followed by the Group in the preparation of the consolidated financial statements are summarized below.

(b)  Principle of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company or its subsidiary is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

(c)  Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s consolidated financial statements include fair value of option liability and embedded conversion feature and valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

(d)  Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in Hong Kong and Cayman Islands is United States dollar (“US$”), while the functional currency of the Group’s entities in PRC is RMB, which is their respective local currency. In the consolidated financial statements, the financial information of the Company and its subsidiaries, which use US$ as their functional currency, have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rates for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive loss in the consolidated statement of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are remeasured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in other income/(expense), net in the consolidated statement of operations and comprehensive loss.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)  Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of operations and comprehensive loss and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.

(f)  Cash, cash equivalents and restricted cash

Cash includes cash on-hand and deposits held by financial institutions that can be withdrawn without limitation. Cash equivalents represent highly liquid investments placed with banks with original maturities of three months or less. As of December 31, 2020 and 2021, the Group had cash held in accounts managed by online payment platforms such as Ali Pay and WeChat Pay in connection with the collection of products sales for a total amount of RMB 24.4 million, and RMB 32.7million, respectively, which have been classified as cash and cash equivalents on the consolidated financial statements.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the presentation of the consolidated balance sheets. The Group’s restricted cash primarily represents security deposits held in designated bank accounts for issuance of bank acceptance and prepaid cards.

The reconciliation of Cash, cash equivalents and restricted cash balance for the year ended December 31, 2019, 2020 and 2021 is as below:

	For the year ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)

Cash, cash equivalents and restricted cash at beginning of the year
Including:
Cash, cash equivalents at beginning of the year	2,611,345	553,140	866,113	135,912
Restricted cash at beginning of the year	1,471	7,958	56,269	8,829
Total	2,612,816	561,098	922,382	144,741
Cash, cash equivalents and restricted cash at end of the year
Including:
Cash, cash equivalents at end of the year	553,140	866,113	1,060,969	166,489
Restricted cash at end of the year	7,958	56,269	35,702	5,602
Total	561,098	922,382	1,096,671	172,091

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)  Short-term investments

Short-term investments include the wealth management products, which are issued by commercial banks and other assets management company. For wealth management products with a variable interest rate indexed to the performance of underlying assets or principal not guaranteed, the Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated primarily based on quoted prices of similar financial products provided by commercial bank or assets management company at the end of each period. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as “Interest income/(expense), net and Changes in fair value of short-term investments”.

(h)  Accounts receivable, net

Accounts receivable, net are stated at the historical carrying amount net of allowance for doubtful accounts. The accounts receivable primarily include receivables from third party market place platforms who collect the payment from customers on behalf of the Company as well as from receivables from enterprise customers, which are settled in accordance with credit term mutually agreed.

The Group records an allowance for credit losses for accounts receivable for the amounts that may not be collected. Before January 1, 2021, the Group determined the allowance for doubtful accounts on an individual basis taking into consideration various factors including but not limited to historical collection experience and creditworthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Group makes specific bad debt provisions based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. Accounts receivable balances are written off after all collection efforts have been exhausted.

From January 1, 2021, the Group determines the expected credit losses provisions based on ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (‘‘ASC 326’’) using a modified retrospective approach which did not have a material impact on the opening balance of accumulated deficit.

The Group’s accounts receivable and other receivables are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the service or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit losses experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit losses analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group’s control. Primarily as a result of the macroeconomic and market turmoil, the Group updated the model based on the continuously monitoring result and took the latest available information into consideration. As of December 31, 2021, the balance of allowances for credit losses of time deposits, accounts receivables, and other receivables are immaterial to the consolidated financial statements for the year ended December 31, 2021.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)   Inventories, net

Inventories consist of products available for sale are stated at the lower of cost or net realizable value. Cost is determined using the moving weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The provision is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions.

(j)   Property and equipment, net

Property and equipment, net carried at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Category	Estimated useful lives
Warehouse cabinet and equipment	2-5 years
Office furniture and electronic equipment	3-5 years
Leasehold improvements	Shorter of the term of the lease or the estimated useful lives of the assets

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. The Group recognizes the gain or loss on the disposal of property and equipment in the consolidated statements of operations and comprehensive loss.

(k) Intangible assets, net

Intangible assets purchased from third parties are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives.

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Software and others	3-10 years

(l)   Long-term investments

The Group’s long-term investments primarily consist of equity investments accounted for using the measurement alternative and equity investments accounted for using the equity method.

Equity investments accounted for using the equity method

The Group accounts for its equity investments in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investments and recognizes investment income or loss for its share of the earnings or loss of the investees after the date of investment. The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance and prospects of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information such as recent financing rounds.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)   Long-term investments (Continued)

Equity investments accounted for using the measurement alternative

For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group records them at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

The Group assesses these investments for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company specific information, such as recent financing rounds. If this assessment indicates that an impairment exists, the Group estimates the fair value of the investment and writes down the investment to its fair value, taking the corresponding charge to the consolidated statements of operations and comprehensive loss.

(m) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

(n)  Leases

The Group accounts for leases in accordance with ASC 842, Lease (“ASC 842”), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Operating lease right of use assets (“ROU assets”) represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (‘‘IBR’’), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)  Leases (Continued)

The Group includes a right-of-use asset and lease liability related to substantially all of the Group’s lease arrangements in the consolidated balance sheets. All of the Group’s leases are operating leases. Operating lease assets are included within right-of-use assets, and the corresponding lease liabilities are included in either current or non-current liabilities.

The Group has lease agreements with lease and non-lease components and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component. The Group has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at commencement date of the lease. The Group recognizes lease expenses for such short-term lease generally on a straight-line basis over the lease term.

(o) Revenue recognition

In accordance with ASC 606, revenue is recognized when the Group satisfies a performance obligation by transferring the control of the promised good or service to the customer in an amount that reflects the consideration the Group expects to receive in exchange for those goods or services, after considering estimated sales return allowances, discount and value added tax (“VAT”). Consistent with the criteria of ASC 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenues are primarily derived from (i) sales of products through online platform such as the Group’s own mobile applications Missfresh and Mini Program Missfresh, to a lesser extent, from third parties’ platforms, and through offline supply chain business, (ii) other revenues, including sales of products through convenience go business, Missfresh membership service revenue and others. The disaggregation of the Group’s revenues for the years ended December 31, 2019, 2020 and 2021 shown as following:

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Sales of products (formerly known as Sales of products through online platforms)	5,999,675	6,786,056	1,064,882
Other revenues	130,762	165,479	25,966
Total net revenues	6,130,437	6,951,535	1,090,848

Sales of products (formerly known as Sales of products through online platforms)

In accordance with ASC 606, the Group, as a principal, obtains control of specified goods or services before they are transferred to the customers, fulfils the promise to provide the specified products to customer, bears the risk of loss due to factors including physical damage, obsolescence, expired, etc. either before the specified products has been sold to the customers or upon return and, and determines the selling price for each product at its sole discretion. Therefore, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified products transferred.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)  Revenue recognition (Continued)

The Group recognizes the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products through online platform, the Group reasonably estimates the possibility of return based on the historical experience. As of December 31, 2020 and 2021, liabilities for return allowance was not material to the consolidated financial statements.

The Group also sells prepaid cards which can be redeemed to purchase products on the Group’s online platform. In accordance with ASC 606, the cash collected from the sales of prepaid cards is initially recorded in deferred revenue in the consolidated balance sheets, and subsequently recorded as revenue upon the sales of the products through the redemption of the prepaid cards are completed. The Group recognized revenue from estimated unredeemed prepaid cards over the expected customer redemption periods.

Other revenues

Other revenues are mainly comprised of sales of products through convenience go business, Missfresh membership service revenue and others.

The Group recognizes the revenue from sales of products through convenience go business, where the Group sale fresh food, snacks, and beverages through the vending machines, net of discounts and return allowances when the products are picked up by the customers, and the title is passed to customers.

The Group provides Missfresh membership service to the customers with a better shopping experience and access to a variety of benefit that represent a single stand-ready obligation. Fixed membership fees are paid for at the time of or in advance of delivering the service. Revenue from such arrangement are recognized over the subscription period, usually 1-12 months.

Customer incentives and loyalty programs

The Group provides a variety of incentive programs in the form of discounted coupons to customers when 1) customers purchase the products or 2) customers refer new customer to Missfresh Platform by participating in promotion events.

●	Customer incentives to be used in current or future sales transactions

For incentives given to customers upon their qualified purchase to be used on a current or future purchase with no limitation as to the minimum value of the future purchase, the Group has determined that these incentives are considered as a separate performance obligation within the scope of ASC 606, as it represent a material rights to the customer. Therefore, the delivered products and incentives awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative standalone selling price (“SSP”) of each performance obligation. The amount allocated to incentives is deferred and recognized when the incentives are redeemed or at the incentives’ expiration, whichever occurs first.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)  Revenue recognition (Continued)

For incentives requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the incentive, the rights to purchase discounted products in the future are not considered as a separate performance obligation under ASC 606, as the discount does not represent a material rights to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers, and relative outstanding volume and monetary value of these incentives compared to the other discounts offered by the Group. These incentives are accounted for as a reduction of revenues on the future purchase.

●	Customer incentives paid to customers to exchange for distinct goods or service provided by customers

For incentives given to a customer upon their successful referral of new customers to the Group’s platform, the Group has determined that it is paying the customers for a distinct referral service. The Group will make assessment on the fair value of referral services provided by existing customers based on the market price for referral services provided by third party marketing service vendors. The Group will record the amount of these incentives granted in sales and marketing expenses to the extent of fair value for referral services received and record any excess as a deduction of revenue. The amount of incentives given to customers recorded in sales and marketing expenses were RMB58.0 million, RMB40.7 million, and RMB25.0 million (US$3.9 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2020 and 2021.

A contract liability is recorded when the Group’s obligation to transfer goods to a customer has not yet occurred but for which the Group has received consideration from the customer. Sale of products via online platform are prepaid by the customers, before the Group delivery the products. The Group presents such amounts as deferred revenue on the consolidated balance sheet. Deferred revenue related to unsatisfied performance obligations at the end of the period primarily consists of the unamortized balance of customer advance of prepaid card, which can be redeemed to purchase products on the Group’s platform. The deferred revenue is recognized based on customers’ consumption for different products. Due to the generally short-term duration of consumption, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized for the years ended December 31, 2019, 2020 and 2021 that was included in the deferred revenue at the beginning of that year was RMB87.3 million, RMB 110.4 million, and RMB119.2 million (US$18.7 million), respectively.

(p)  Cost of revenues

Cost of revenues consists primarily of purchase price of products sold, inbound shipping charges, and write-downs of disposed inventories. Shipping charges to receive products from the suppliers are included in inventories and recognized as cost of revenues upon sale of the products to the customers.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p)  Cost of revenues (Continued)

The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to the prices it pays for the products purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the consolidated statements of operations and comprehensive loss. Rebates are earned upon reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebates is recognized as the Group makes progress towards the purchase threshold.

(q)  Fulfilment expenses

Fulfilment expenses consist primarily of (i) expenses relating to product delivery and warehouse operation, including personnel cost, outsourced labor costs, and expenses attributable to receiving and warehousing inventories, picking, packaging, inspecting, and preparing customer orders for shipment, and delivering the products; and expenses charged by third-party couriers for dispatching and delivering products (ii) rental and depreciation expenses of DMWs and quality control centers; and (iii) expenses charged by third-party marketplace and payment processing platforms.

(r)  Sales and marketing expenses

Our sales and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, including online advertising expenses and incentive programs to attract or retain consumers, and labor costs and expenses for offline consumer acquisition; (ii) personnel costs for sales and marketing.

Advertising costs are expensed as incurred, and totalled RMB417.8 million, RMB354.2 million, and RMB607.9 million (US$95.4 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

(s)  Technology and content

Technology and content primarily consist of (i) personnel cost for employees involved in designing, developing and maintaining technology platform, including share-based awards granted and; (ii) technology infrastructure costs, including bandwidth and data center costs, rentals, utilities and other expenses necessary to support our internal and external business. Research and development expenses are expensed as incurred.

(t)  General and administrative expenses

Our general and administrative expenses primarily consist of (i) personnel costs for general corporate functions including accounting, finance, tax, legal and human relations, including share-based awards granted; and (ii) costs associated with general corporate functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)  Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Employee social security and other welfare benefits, as part of the personnel costs, included as expenses in the consolidated statement of operations and comprehensive loss amounted to RMB151.1 million, RMB58.8 million, and RMB122.7 million (US$19.3 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

(v)  Share-based compensation

The Group grants restricted shares units (“RSU”) and restricted shares to the Founders and its executives and share options to its employees (collectively, “Share-based Awards”). Such compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation. Share-based Awards with service condition only are measured at the grant date fair value of the awards and recognized as expenses using straight line method over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded-vesting method. The Group elected to account for forfeitures when they occur.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account independent valuation advice.

(w)  Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)  Fair value(Continued)

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company measures certain financial assets, including investments in privately held companies, at fair value when an impairment charge is recognized.

(x)  Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

(y)  Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other income/(expense), net in its consolidated statement of operations and comprehensive loss. There were no interest and penalties associated with uncertain tax positions for the years ended December 31, 2019, 2020 and 2021. As of December 31,  2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

(z)  Comprehensive loss

Comprehensive loss consists of two components: net loss and other comprehensive loss, net of tax. Other comprehensive loss refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ deficit but are excluded from net loss. The Group’s other comprehensive loss consists of foreign currency translation adjustments from its subsidiaries not using the RMB as their functional currency. Comprehensive loss is reported in the consolidated statements of operations and comprehensive loss.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa) Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of unvested restricted shares, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method, and ordinary shares issuable upon the conversion of convertible note, option and preferred shares using the if converted method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ab) Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker(“CODM”) has been identified as the Chairman of the Board of Directors or the Chief-Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance of the Group as a whole. Hence, the Group has only one reportable segment. The Group’s long-lived assets are all located in the PRC and all of the Group’s revenues are derived from within the PRC. Therefore, no geographic information is presented.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

4. CONCENTRATION AND RISKS

(a) Foreign exchange risk

The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. It is difficult to predict how market forces in PRC or the U.S. government policy may impact the exchange rate between the RMB and the U.S. dollars in future. The RMB against the US$ was depreciated approximately 2% in 2019 and appreciation approximately 6% and 2% in 2020 and 2021, respectively.

(b)  Credit risk

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash, and short-term investments which are held by reputable financial institutions located in PRC which the management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (“FDIC”) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on publicly available information. Accounts receivable are typically unsecured and are mainly derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances.

(c)  Concentration of customers and suppliers

There were no customers which individually represented greater than 10% of the total net revenue for the years ended December 31, 2019, 2020 and 2021.

There were no suppliers which individually represented greater than 10% of the total purchases amount for the years ended December 31, 2019, 2020 and 2021 and no corresponding accounts payable individually represented greater than 10% of the Group’s total accounts payable as of December 31, 2019, 2020 and 2021.

(d)  Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB760.0 million and RMB1,289.4 million (US$202.3 million) as of December 31, 2020 and 2021. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

5. Inventories, net

Inventories, net consisted of the following:

	As of December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note 2(e)
Products	175,545	198,142	31,093
Packing materials and others	3,781	7,965	1,250
Total inventories	179,326	206,107	32,343
Less: inventory provision	(5,638)	(56,575)	(8,878)

Inventories, net	173,688	149,532	23,465

6. Prepayment and other current assets

	As of December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note 2(e)
Advance to suppliers	11,788	100,878	15,830
Prepaid rental and deposits	49,755	73,639	11,555
Prepaid operational expenses	23,363	20,181	3,167
Loan/advances to employees(2)	15,697	—	—
Deductible VAT-input	35,426	18,956	2,975
Prepaid advertisement(1)	42,547	—	—
Others	14,248	61,241	9,610
	192,824	274,895	43,137
(1)	The balance represents unconsumed advertising resources provided by Tencent Holdings Limited (“Tencent”) in exchange of preferred shares issued by the Company (Note 17)
(2)	Loan/advance to employees included the outstanding receivable balance under the loan agreements entered into between Beijing Missfresh and certain employees.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments primarily consist of equity investments accounted for using the equity method and equity investments accounted for using the measurement alternative.

Equity investments accounted for using the equity method

Movement of the Group’s equity investments accounted for using equity method were as follow:

	For the year ended December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note 2(e)
At the beginning of the year	39,252	38,472	6,037
Additions	—	14,700	2,307
Share of results of equity investees	(780)	(287)	(45)
At the end of the year	38,472	52,885	8,299

Equity investments using the measurement alternative

As of December 31, 2020 and 2021, the carrying value of equity investments accounted for using the measurement alternative was RMB10.0 million. No investment income was recognized in the Group’s consolidated statements of operations and comprehensive loss, as a result of re-measurement of equity investments using the measurement alternative, for the years ended December 31, 2019, 2020 and 2021.

No impairment charges were recognized for the year ended December 31, 2019, 2020 and 2021.

8. Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note 2(e)
Leasehold improvements	130,499	275,304	43,201
Warehouse cabinet and equipment	87,320	113,204	17,764
Office furniture and electronic equipment	7,544	8,243	1,294
Total	225,363	396,751	62,259
Less: accumulated depreciation	(81,499)	(164,878)	(25,873)
Property and equipment, net	143,864	231,873	36,386

The Group recorded depreciation expense of RMB98.0 million, RMB135.7 million, and RMB123.5 million (US$19.4 million) for the years ended December 31, 2019, 2020 and 2021, respectively.

No impairment was recorded for the years ended December 31, 2019, 2020 and 2021.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

9. Short-term borrowings and convertible note

Short-term borrowings and convertible note consist of the following:

		As of December 31,
		2020	2021	2021
				US$
	Maturity Date	RMB	RMB	Note 2(e)

Short-term bank loan	within 12 months	830,000	936,207	146,911
Convertible note
(Note 14)	within 12 months	248,878	—	—
		1,078,878	936,207	146,911

The short-term borrowings consist of short-term bank loan with an weighted average interest rate of 5.9%, 4.8%, and 3.1% in 2019, 2020 and 2021 per annum respectively and a maturity of less than 12 months. Short-term borrowings of RMB60.0 million and RMB680.0 million (US$106.7 million) were secured by bank deposit or short-term investment of RMB30.0 million and RMB590.0 million (US$92.6 million) as of December 31, 2020 and 2021, respectively.

10. Accounts payable

Accounts payable consists of the following:

	As of December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note 2(e)
Payable to vendors	867,098	1,372,474	215,371
Payable to outsourced delivery companies	152,515	69,587	10,920
Payable for online marketing services	68,818	163,673	25,684
	1,088,431	1,605,734	251,975

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note 2(e)
Salary and welfare	158,213	127,560	20,017
Deposits from third-party couriers and suppliers	91,000	54,771	8,595
Accrued operational expenses	45,767	61,100	9,588
Accrued professional fee	1,995	27,831	4,367
Payable related to issuance of preferred shares	33,000	—	—
Others	17,493	26,788	4,204
	347,468	298,050	46,771

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

12. Leases

The Group has operating leases for quality control centre, DMW and office buildings that the Group utilizes under lease arrangements.

A summary of information related to operating leases is as follows:

	As of December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note 2(e)
Operating lease right-of-use assets, net	469,644	648,283	101,730

Operating lease liabilities-non-current	171,433	289,837	45,482
Operating lease liabilities-current	252,740	291,670	45,769
Total operating lease liabilities	424,173	581,507	91,251

Weighted average remaining lease term	2.25 years	3.10 years	3.10 years
Weighted average discount rate	5.61%	5.59%	5.59%

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is as follows:

	As of December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)
Operating lease cost	287,291	355,661	372,136	58,396
Short-term lease cost	107,821	43,218	76,548	12,012
Total	395,112	398,879	448,684	70,408

A summary of maturity of operating lease liabilities under the Group’s non-cancellable operating leases as of December 31, 2021 is as follows:

	As of December 31,
	2021	2021
		US$
	RMB	Note 2(e)
2022	298,691	46,871
2023	183,965	28,868
2024	59,530	9,342
2025	25,274	3,966
2026 and thereafter	55,693	8,739
Total undiscounted lease payments	623,153	97,786
Less: imputed interest	(41,646)	(6,535)
Present value of operating lease liability	581,507	91,251

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

12. Leases (Continued)

Supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)
Cash payments for operating leases	314,801	341,318	402,497	63,161
Right-of-use assets obtained in exchange for operating lease liabilities	577,851	170,273	532,780	83,605

13. Taxation

(a) Value added tax

The Group is exempted from VAT for sales of certain agricultural products, and subject to 9% for revenue from sales of primary agricultural products, and 13% for revenue from sales of goods in the PRC. The Group is subject to statutory VAT rate of 16% from May 1, 2018 to March 31, 2019 and 13% from April 1, 2019 for sales of other products in the PRC.

(b) Income taxes

The components of loss before tax for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the year ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)
Loss before income tax expense
Loss from China operations	(2,938,045)	(1,635,230)	(3,863,527)	(606,274)
Gain/(Loss) from non-China operations	28,602	(13,944)	13,724	2,154
Total loss before income tax expense	(2,909,443)	(1,649,174)	(3,849,803)	(604,120)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company and its subsidiaries are not subject to tax on income or capital gains. No Cayman Islands withholding tax is imposed upon payment of dividends by the Company to its shareholders.

Hong Kong

When the subsidiary was incorporated in Hong Kong, the subsidiary was subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong. Commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. The payments of dividends to shareholders are not subject to withholding tax in Hong Kong.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

13. Taxation (Continued)

(b) Income taxes (Continued)

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiaries and VIEs of the Group in the PRC are subject to a uniform income tax rate of 25% for years presented.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the immediate holding company in Hong Kong is the beneficial owner of the FIE and owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and withholding taxes should be accrued accordingly. All FIEs are subject to the withholding tax from January 1, 2008. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends from its PRC subsidiaries will be re-invested and the remittance of the dividends from its PRC subsidiaries will be postponed indefinitely.

The current income tax expense is nil, nil and RMB 0.03 million for the years ended December 31, 2019, 2020 and 2021, respectively.

There’s no deferred income tax expense for the years ended December 31, 2019, 2020 and 2021.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

13. Taxation (Continued)

(b) Income taxes (Continued)

Reconciliations of the income tax expense computed by applying different between the PRC statutory income tax rate of 25% and the Group’s effective income tax rate for the years presented are as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

PRC statutory income tax rate	25%	25%	25%
Permanent differences	(4)%	(5)%	(9)%
Changes of valuation allowance	(21)%	(20)%	(16)%
Effective tax rates	0%	0%	0%

(c) Deferred tax

Deferred tax assets

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note 2(e)
Net operating loss carry forwards	1,564,287	2,169,041	340,370
Accrued expenses and others	33,320	38,457	6,035
Total deferred tax assets	1,597,607	2,207,498	346,405
Less: valuation allowance	(1,597,607)	(2,207,498)	(346,405)
Deferred tax assets, net	—	—	—

Movement of valuation allowance

	For the year ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)
At beginning of the year	(650,685)	(1,263,732)	(1,597,607)	(250,700)
Changes of valuation allowance	(613,047)	(333,875)	(609,891)	(95,705)
At end of the year	(1,263,732)	(1,597,607)	(2,207,498)	(346,405)

As of December 31, 2020 and 2021, the Group had net operating loss carry forwards of approximately RMB6,257.1 million, and RMB8,676.2 million (US $1,361.5 million) respectively, which arose from the subsidiaries and VIEs established in the PRC. The loss carry forwards will expire during the period from 2022 to 2026.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

13. Taxation (Continued)

(c) Deferred taxes (Continued)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance as of December 31, 2020 and 2021 were provided for net operating loss carry forward, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

14. Financing with a financial institution

On July 24, 2020, concurrently with the issuance of Series F Preferred Shares, the Group entered into a series of agreements with one financial institution, pursuit to which,

1)	the Group issued Convertible Promissory Note (“Convertible Note”) with the aggregate principal amount of US$27.0 million with simple interest of 7% per annum. The Convertible Note and accrued interest shall be due and payable by the 24 months following the date of issuance (i.e. the maturity date is July 24, 2022). The Convertible Note is convertible into certain existing and future shares of the Company. Depending on the timing of the conversion, the conversion price will be determined based on issuance price of the shares to be converted into, times a pre-agreed discount or premium.
2)	the Group borrowed a US$13.0 million loan (“Loan”) with the financial institution. The interest should be accrued at a simple interest rate of 7.5% per annum on the outstanding loan principal, of which 7% per annum is payable annually, and 0.5% per annum is payable on the 24 months after the issuance date of the Loan. The Group shall repay all the outstanding Loans, together with all accrued but unpaid interest in full after 24 months from the issuance date of the Loan (i.e. July 24, 2022).
3)	the Group issued an option (“Option”) to the financial institution that allow the financial institution to purchase the Group’s certain preferred shares at a pre-agreed certain percentage multiplying the issuance price depending on the timing of the exercise of the Option, and the round of the preferred shares to be issued within the next 24 months. The aggregate exercise price of the Option is up to the outstanding Loan principal.

The Option is considered a freestanding financial liability under ASC 480 and measured at its issuance date fair value in accordance with ASC 480-10-55. Proceeds received from the financial institution were first allocated to the Option based on its initial fair value. The initial fair value of the Option was RMB15.4 million. The Option were marked to the market with the changes in the fair value of option liability recorded in the consolidated statements of operations and comprehensive loss. As of December 31, 2021, the balance of the Option was reduced to zero as the Option was waived upon the right to exercise the Option to purchase certain preferred shares declared as null and void by the financial institution. Accordingly, the gain of RMB10.3 million was recognized in the change in fair value of option and embedded conversion feature in the consolidated statement of operations and comprehensive loss during the year ended December 31, 2021.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

14. Financing with a financial institution (Continued)

In accordance with ASC 480, the Convertible Note is classified as a liability and is subsequently stated at amortized cost with any difference between the initial carrying value and the repayment amount as interest expenses using the effective interest method over the period from the issuance date to the maturity date. The embedded conversion feature where the financial institution has a right to convert the Convertible Note into variable number of shares at a discounted price of 80% of the next round of financing is considered effectively a redemption feature as it does not expose the lender to changes in the fair value of the Company’s shares. It should be bifurcated and separately accounted for using fair value, as this embedded feature is considered not clearly and closely related to the debt host. The bifurcated conversion feature was marked to the market with the changes recorded in the consolidated statements of operations and comprehensive loss. The initial fair value of the embedded conversion feature was RMB2.1 million.

The Company determined that the other embedded features do not require bifurcation as they either are clearly and closely related to the Convertible Note or do not meet the definition of a derivative.

The total proceeds of the Convertible Note and the Loan, net of issuance cost, of RMB278.9 million (US$39.9 million) was received by the Company in July 2020, and allocated to each of the financial instruments as following:

As of July 24,
2020
RMB
Derivative liabilities - Fair value of the Option	15,436
Derivative liabilities – Embedded conversion feature	2,071
Convertible Note	175,460
Loan	85,903
Total	278,870

Prior to the maturity date of July 24, 2022, in case of certain contingent events, including the change of the control of the Company, the financial institution is entitled to require the Company to redeem the entire or partial portion of the outstanding Convertible Note or Loan. As the redemption events are not solely within the Company’s control, the Convertible Note and the Loan were classified as current liabilities as of December 31, 2020. The Convertible Note and the Loan was fully redeemed by the Group on July 9, 2021.

15. Convertible redeemable non-controlling interests

●	Investment in Mrfresh

Mrfresh Limited (“Mrfresh”), as the Group’s subsidiary, issued Series A and Series B convertible redeemable preferred share (“Mrfresh PS”) with an aggregated amount of RMB775.7 million cash and 12.8 million non-cash consideration to certain investors in 2018. Mrfresh, through its subsidiaries and VIE, primarily engaged in sales of fresh food, snacks, and beverages through the convenience go business. As of December 31, 2018, the preferred holders of Mrfresh held 49% equity interests in Mrfresh on a fully diluted basis and the Group is the controlling shareholder of Mrfresh. Pursuant to Mrfresh’s share purchase agreement, the Mrfresh PS issued to investors have the same rights as the existing ordinary shareholder of Mrfresh except that they have following privileges:

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

15. Convertible redeemable non-controlling interests (Continued)

Redemption rights

The holders of Mrfresh PS have the option to request Mrfresh to redeem those shares under certain circumstance: (1) a qualified initial public offering of Mrfresh has not occurred by the 5th anniversary after the issuance of Mrfresh PS (i.e February 28, 2023); (2) any occurrence of a material breach by the Mrfresh; (3) any material change of the relevant laws or other factors which has resulted or is likely to result in the Mrfresh’s inability to control and consolidate its PRC companies.

The redemption price should be equal to the original issue price plus simple interest on the original issue price at the rate of 12% per annum minus the dividends paid up to the date of redemption.

Liquidation rights

In the event of any liquidation, the holders of Mrfresh PS have preference over holders of ordinary shares. On a return of capital on liquidation, Mrfresh’s assets available for distribution among the investors shall first be paid to Mrfresh PS investors at the amount equal to the original issue price plus simple interest on the original issue price at the rate of 12% per annum minus the dividends paid up to the date of liquidation. The remaining assets of Mrfresh shall all be distributed to its ordinary shareholders.

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, these investors’ contributions in Mrfresh were accounted for as the Group’s redeemable non-controlling interests and were classified as Mezzanine equity. The Company recognized accretion to the respective redemption value of the Mrfresh PS as an increase of accumulated deficit over the period starting from issuance date.

In May, 2019, the Company acquired the outstanding Mrfresh PS held by the investors by a combination of RMB296.7 million cash consideration and 25,195,606 Series E1 Preferred Shares issued by the Company. Consequently, Mrfresh became a wholly owned subsidiary of the Company. The difference between the total of the fair value of the Series E1 preferred Shares issued and cash paid, and the carrying value of the Mrfresh PS exchanged was recorded as a deemed dividend to convertible redeemable non-controlling preferred shareholders.

●	Investment in Changshu Missfresh

In April, 2020, the Company entered into a series of investment agreements with a third party investor, and pursuant to the agreement, the third party investor agreed to invest RMB250 million in Changshu Missfresh. After the deduction of the prepaid management fee of RMB15 million, the Company received the net proceeds of RMB235 million. Upon the completion of the investment, the Group held over 92% of controlling equity interests in Changshu Missfresh.

Pursuant to investment agreements, the third party investor has the right to request the Company to redeem its equity interests in Changshu Missfresh at an agreed price in case of Missfresh’s failure to complete a Qualified IPO in 60 months commencing from March 2020, or Changshu Missfresh doesn’t meet its performance target (revenue and net profit) for the next five years on an accumulative basis. The agreed price is calculated based on cash investment to Changshu Missfresh plus the interest calculated from the quoted average interest rate of the bank loan market for the same period.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

15. Convertible redeemable non-controlling interests (Continued)

As the redemption is at the holders’ option and is upon the occurrence of the events that are not solely within the control of the Company, the third party’s contributions in Changshu Missfresh were classified as mezzanine equity and is subsequent accreted to the redemption price using the agreed interest rate with a corresponding charge to the accumulated deficits.

The Company recognized accretion to the respective redemption value of the third party’s contribution as an increase of accumulated deficit over the period starting from issuance date.

The Company also granted the investor a right to exchange the equity interests then held by it for the Company’s Series F preferred shares at its original issuance price, within the six months preceding the fifth anniversary of the closing date of this investment. The Company determined that the conversion features do not meet the definition of a derivative as they cannot be net settled. Therefore, such feature was not bifurcated from the mezzanine classified non-controlling interests.

In May 2021, the third party investor converted its equity interest into the Company’s 6,818,048 Series F preferred shares at its original issuance price, and no gain or loss was recognized. Consequently, Changshu Missfresh became a wholly owned subsidiary of the Company.

The Company’s convertible redeemable non-controlling interest activities for the years ended December 31, 2019, 2020 and 2021 are summarized below:

		Changshu
	Mrfresh	Missfresh	Total
	Amount (RMB)	Amount (RMB)	Amount (RMB)
Balances as of January 1, 2019	855,321	—	855,321
Accretion of convertible redeemable non-controlling interests to redemption value	37,219	—	37,219
Deemed dividends to convertible redeemable non-controlling preferred shares holders	148,919	—	148,919
Repurchase of convertible redeemable non-controlling interests	(1,041,459)	—	(1,041,459)
Balances as of December 31, 2019	—	—	—
Issuance of convertible redeemable non-controlling interests, net of issuance costs	—	235,000	235,000
Accretion of convertible redeemable non-controlling interests to redemption value	—	6,750	6,750
Balances as of December 31, 2020	—	241,750	241,750
Accretion of convertible redeemable non-controlling interests to redemption value	—	4,296	4,296
Conversion of convertible redeemable non-controlling interest into convertible redeemable preferred shares		(246,046)	(246,046)
Balances as of December 31, 2021	—	—	—

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

16. Ordinary shares

On June 29, 2021, the Company increased and reorganized the share capital, and the authorized share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a par value of US$0.0001 each, of which: (i) 200,000,000 are designated as Class A ordinary shares with a par value of US$0.0001 each, (ii) 4,700,000,000 are designated as Class B ordinary shares with a par value of US$0.0001 each and (iii) 100,000,000 are not designated with a par value of US$0.0001 each.

Prior to the completion IPO, the re-designation of 21,668,178 Class B ordinary shares beneficially owned by Mr. Zheng Xu into 21,668,178 Class A ordinary shares on a one-for-one basis immediately, and the re-designation of 10,840,524 Class A ordinary shares beneficially owned by Mr. Bin Zeng into 10,840,524 Class B ordinary shares on a one-for-one basis.

In June 2021, the Company completed its IPO and 63,000,000 Class B Ordinary Shares were issued with proceeds of US$247.2 million, net of underwriter commissions and relevant offering expenses.

Each Class A Ordinary Share is entitled to twenty votes, subject to certain conditions, and is convertible into one Class B Ordinary Share at any time by the holder. Each Class B Ordinary Share is entitled to one vote and is not convertible into Class A Ordinary Shares under any circumstances.

On March 19, 2021, the Company issued 55,903,960 Class B ordinary shares to certain directors, officers and employees of the Company, among which 24,976,072 shares are issued under historical grants, while the remaining were issued as the new grants, and are subject to certain restrictions on transfer and repurchase rights as set forth in the restricted shares agreements entered into with the Company. The unvested portion under the historical grants of 1,581,296 and the new grants of 18,458,956 are not considered issued from the accounting prospective and not included in the consolidated balance sheets upon its legal issuance in 2021. Such shares will be considered as issued upon the completion of the vesting condition.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

17. Convertible redeemable preferred shares

The following table summarizes the issuances of convertible redeemable preferred shares up to December 31, 2021:

		Legally
		Issued	Issue Price per
Series	Issuance Date	Shares	Share	Consideration
			US$	US$
A1	November 17, 2014	18,888,880	0.1250	2,361
A2	May 22, 2015	11,111,120	0.2970	3,300
A3	September 11,2015	22,214,240	0.4502	10,001
B1	October 31, 2015	15,719,200	0.4988	7,841
B2	April 19, 2016	39,113,280	0.5905	23,096
C	June 15, 2017	138,743,200	1.4013	194,421
D1	January 5, 2018	23,770,041	2.6900	63,941
E (1)	August 29, 2018	99,860,054	4.2843	427,830
E1(2)	May 30, 2019	25,195,606	4.2843	107,946
F (3)	December 30, 2019	36,101,011	5.2733	190,371
F (4)	February 9, 2021	54,994,026	5.2733	290,000
F (5)	May 31, 2021	6,818,048	5.2733	35,954
F (6)	June 21, 2021	9,839,072	5.2733	51,885
(1)	As part of the Series E preferred shares financing in 2018, Tencent invested a combination of cash of RMB204.2 million and certain resources valued RMB102.1 million, including the advertisement and online promotion resources the Company can make through Tencent’s platform, as the consideration for the newly issued 10,503,466 Series E preferred shares.
(2)	In May 2019, the Company issued the Series E1 preferred shares to exchange of Series A and Series B preferred shares of Mrfresh Limited, one of the subsidiaries of the Company. (Note 15)
(3)	As part of the Series F preferred shares financing in 2019, Tencent invested a combination of cash of RMB55.8 million and certain resources valued RMB83.8 million, including the advertisement and online promotion resources the Company can make through Tencent’s platform, as the consideration for the newly issued 3,792,691 Series F preferred shares.

9,481,729 Series F preferred shares has been legally issued to a third-party investor in 2020, however it was remained unpaid. The Company terminated such shares in 2021.

(4)	Concurrently with the issuance of 54,994,026 Series F convertible redeemable preferred shares with the consideration of US$290.0 million in February 2021, the preferred shareholder was granted an option to acquire additional shares at Series F issuance price, up to the aggregated subscription amount of RMB1.0 billion within 6 months (the “Series F additional option”). The Series F additional option was determined to be freestanding liability instrument and recorded at fair value upon initial recognition. Proceeds received from issuance of Series F convertible redeemable prefer shares were first allocated to the option based on their initial fair values. The option was marked to the market and the initial fair value of the Series F additional option was RMB102.4 million.
(5)	In May 2021, the Company issued 6,818,048 Series F preferred shares to exchange of non-controlling interest of one of the subsidiaries of the Company. (Note 15)

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

17. Convertible redeemable preferred shares (continued)

(6)	In June 2021, partial of Series F additional option was exercised to acquire additional 9,839,072 Series F convertible redeemable preferred shares with the consideration of US$51.9 million. The unexercised Series F additional option was terminated upon the completion of IPO and the balance was reduced to zero, with the changes recorded in “Change in fair value of warrant and embedded conversion feature” in consolidated statements of operations and comprehensive loss.

The Series A1, A2, A3, B1, B2, C, D1, E, E1 and F Preferred Shares are collectively referred to as the “Preferred Shares”. All series of Preferred Shares have the same par value of USD0.0001 per share.

The major rights, preferences and privileges of the Preferred Shares are as follows:

Conversion right

All of the Preferred Shares are convertible, at the option of the holders at any time after the original issue date of the relevant series of Preferred Shares into such number of fully paid Class B ordinary shares. Each Preferred Share shall automatically be converted into Class B ordinary shares at the then effective conversion price upon the closing of a qualified IPO (“QIPO”).

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, and shall be subject to adjustment and readjustment from time to time for any capital reorganization or reclassification of the Class B Ordinary Shares (other than as a result of a share dividend, subdivision, split or combination) occurs or the Company is consolidated, merged or amalgamated with or into another person (other than a consolidation, merger or amalgamation treated as a liquidation.

Redemption right

The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares held by the requesting holder, at any time after the fourth anniversary date of Closing Date of Series F preferred shares and as long as no Qualified IPO (“QIPO”) has been consummated. The redemption amount payable for each Preferred Share (other than the unpaid shares) will be an amount equal to 100% of the Preferred Shares’ original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and compound interest on the Preferred Shares’ original issue price at the rate of 8% per annum.

Upon the redemption, Series F Preferred Shares shall rank senior to Series E1 Preferred Shares, Series E1 Preferred Shares shall rank senior to Series E Preferred Shares, Series E Preferred Shares shall rank senior to Series D1 Preferred Shares, Series D1 Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B2 Preferred Shares, Series B2 Preferred Shares shall rank senior to Series B1 Preferred Shares, Series B1 Preferred Shares shall rank senior to Series A3 Preferred Shares, Series A3 Preferred Shares shall rank senior to Series A2 Preferred Shares, Series A2 Preferred Shares shall rank senior to Series A1 Preferred Shares.

Upon the Reorganization, QIPO definition of Series A1, A2, A3, B1 and B2 Preferred Shares was revised to be the same as Series C Preferred Shares, and all Preferred Shareholders were given the option to, in the event that the funds of the Company legally available for redemption on the redemption date are insufficient to redeem the total number of redeeming shares required to be redeemed, the funds shall nonetheless be paid in a pro-rata manner against each Redeeming Preferred Share in accordance with the priorities set above, and the shortfall shall be paid and applied from time to time out of legally available funds immediately as and when such funds become legally available in a pro-rata manner against each Redeeming Preferred Share in accordance with the priorities set above.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

17. Convertible redeemable preferred shares (Continued)

Dividend rights

Each Preferred Share shall have the right to receive non-cumulative dividends, on an as-converted basis and in preference to the ordinary shareholders, when, as and if declared by the Board of Director.

Upon the Reorganization, each preferred shareholder shall be entitled to receive dividends at a simple rate of 8% per annum of the applicable original issuance price for each preferred share.

No dividends on preferred and ordinary shares have been declared since the issuance date until December 31, 2021.

Liquidation rights

Upon the occurrence of any liquidation event, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution shall be distributed to the shareholders in the following order and manner:

Holders of preferred shares of later series have preference to the distribution of assets or funds over holders of preferred shares of earlier series and holders of ordinary shares, in the following sequence: Series F Preferred Shares, Series E1 Preferred Shares, Series E Preferred Shares, Series D1 Preferred Shares, Series C Preferred Shares, Series B2 Preferred Shares, Series B1 Preferred Shares, Series A3 Preferred Shares, Series A2 Preferred Shares and Series A1 Preferred Shares. The amount of preference will be equal to 100% of the issuance price, compounded with an interest rate of 8% per annum, plus any and all declared but unpaid dividends.

After distribution to Preferred Shares the amount of preference, all remaining assets and funds of the Company available for distribution to the shareholders shall be distributed rateably among all the shareholders on a fully diluted basis.

Voting rights

The holders of the Preferred Shares shall have the right to one vote for each Class B ordinary share into which each outstanding Preferred Share held could then be converted. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders.

Accounting of Preferred Shares

The Company classified all Preferred Shares as mezzanine equity in the consolidated balance sheets because they are redeemable at the holders’ option any time after a certain date and are contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

17. Convertible redeemable preferred shares (Continued)

The Company records accretion on the Preferred Shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion, calculated using the effective interest method, is recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The accretion of Preferred Shares was RMB378.7 million, RMB508.3 million and RMB313.7 million (US$49.2 million) for the years ended December 31, 2019, 2020 and 2021.

The Company determined that the embedded conversion features and the redemption features do not require bifurcation as they either are clearly and closely related to the Preferred Shares or do not meet the definition of a derivative.The Company has determined that there was no beneficial conversion feature attributable to all Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account independent valuations.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

17. Convertible redeemable preferred shares (Continued)

Conversion upon IPO

In June 2021, in connection with the completion of IPO, all of the Preferred Shares were automatically converted to 502,367,778 Class B ordinary shares based on the aforementioned conversion price.

The Company’s Preferred Shares activities for the year ended December 31, 2019, 2020 and 2021 are summarized below:

	Series A1, A2, A3, B1,
	B2 and C Preferred Shares		Series D1 Preferred Shares		Series E Preferred Shares		Series E1 Preferred Shares		Series F Preferred Shares		Total
	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount	Number of	Amount
	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)	shares	(RMB)
Balances as of January 1, 2019	245,789,920	2,028,761	20,798,786	384,181	88,422,947	2,606,356	—	—	—	—	355,011,653	5,019,298
Proceeds from Series D1 preferred shares	—	—	2,971,255	54,961	—	—	—	—	—	—	2,971,255	54,961
Proceeds from Series E preferred shares	—	—	—	—	9,336,414	275,364	—	—	—	—	9,336,414	275,364
Issuance of preferred shares, net of issuance costs	—	—	—	—	—	—	25,195,606	730,917	5,120,133	183,695	30,315,739	914,612
Accretion of preferred shares to redemption value	—	112,761	—	31,185	—	201,883	—	32,902	—	—	—	378,731
Balances as of December 31, 2019	245,789,920	2,141,522	23,770,041	470,327	97,759,361	3,083,603	25,195,606	763,819	5,120,133	183,695	397,635,061	6,642,966
Proceeds from Series F preferred shares	—	—	—	—	—	—	—	—	13,795,915	507,831	13,795,915	507,831
Issuance of preferred shares, net of issuance costs	—	—	—	—	—	—	—	—	17,184,963	628,278	17,184,963	628,278
Accretion of preferred shares to redemption value	—	117,026	—	34,516	—	222,382	—	56,733	—	77,664	—	508,321
Balances as of December 31, 2020	245,789,920	2,258,548	23,770,041	504,843	97,759,361	3,305,985	25,195,606	820,552	36,101,011	1,397,468	428,615,939	8,287,396
Proceeds from Series E preferred shares	—	—	—	—	2,100,693	61,265	—	—	—	—	2,100,693	61,265
Issuance of convertible redeemable preferred shares, net of issuance cost	—	—	—	—	—	—	—	—	71,651,146	2,353,083	71,651,146	2,353,083
Accretion on convertible redeemable preferred shares to redemption value	—	55,304	—	16,301	—	106,462	—	26,895	—	108,718	—	313,680
Convertible redeemable preferred shares converted into Class B ordinary shares upon the completion of the IPO	(245,789,920)	(2,313,852)	(23,770,041)	(521,144)	(99,860,054)	(3,473,712)	(25,195,606)	(847,447)	(107,752,157)	(3,859,269)	(502,367,778)	(11,015,424)
Balances as of December 31, 2021	—	—	—	—	—	—	—	—	—	—	—	—

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

18. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the year ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)
Numerator:
Net loss	(2,909,443)	(1,649,174)	(3,849,838)	(604,125)
Net loss attributable to non-controlling interests shareholders	—	—	(112)	(18)
Net loss attributed to Missfresh Limited	(2,909,443)	(1,649,174)	(3,849,726)	(604,107)
Accretion of convertible redeemable preferred shares to redemption value	(378,731)	(508,321)	(313,680)	(49,223)
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(37,219)	(6,750)	(4,296)	(674)
Deemed dividends to convertible redeemable non-controlling preferred shareholders	(148,919)	—	—	—
Net loss attributable to ordinary shareholders of Missfresh Limited	(3,474,312)	(2,164,245)	(4,167,702)	(654,004)
Denominator:
Weighted average number of ordinary shares outstanding*	87,258,997	98,647,803	408,600,180	408,600,180
Net loss per ordinary share
—Basic	(39.82)	(21.94)	(10.20)	(1.60)
—Diluted	(39.82)	(21.94)	(10.20)	(1.60)
*	Vested restricted shares units are considered outstanding in the computation of basics loss per share.

For the years ended December 31, 2019, 2020 and 2021, the Company had ordinary equivalent shares, including restricted share units and option granted, preferred shares, Option and Convertible Note. As the Group incurred loss for the years ended December 31, 2019, 2020 and 2021, these ordinary equivalent shares were anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted-average numbers of preferred shares, Options and Convertible Notes using the if converted method excluded from the calculation of diluted loss per share of the Company were 375,258,213, nil, and nil for the year ended December 31, 2019 and 419,770,665, 1,387,545, and 2,881,824 for the year ended December 31, 2020 and 230,795,719, 1,294,256 and 2,688,070 for the year ended December 31, 2021 respectively. The weighted-average numbers of share-based awards excluded from the calculation of diluted loss per share of the Company were 24,325,904, 18,249,547 and 6,483,388 for the years ended December 31, 2019, 2020 and 2021, respectively.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

19. Share-based compensation

The Company grants share-based awards to eligible employees pursuant to the 2017 equity incentive plan (the “2017 Plan”), which govern the terms of options and restricted share units (the “RSUs”) and restricted shares granted. The share option and RSU under the 2017 Plan have a contractual life of ten years. The options and RSUs are generally scheduled to be vested over one to four years. The options granted are only exercisable upon the occurrence of an IPO by the Company. Accordingly, the options granted have both service and performance condition, while RSUs granted have service condition only.

Share-based compensation expenses recognized in each item of the group’s operating expenses for the years ended December 31, 2019, 2020 and 2021 are as the following:

	For the year ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)
General and administrative expenses	36,185	15,939	367,498	57,668
Research and development expenses	96,237	43,537	386,035	60,577
Fulfilment expenses	—	—	8,102	1,271
Selling and marketing expenses	—	—	48,543	7,617
	132,422	59,476	810,178	127,133

Options

The following table summarizes activities of the Company’s share options under the 2017 Plan for the years ended December 31, 2019, 2020 and 2021:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	Intrinsic
	Number of	price	contractual life	Value
	options	(US$)	(years)	(US$)
Outstanding as of January 1, 2019	9,384,957	0.36	8.56	17,737
Granted	9,344,229	0.01
Forfeited	(5,002,839)	0.14
Outstanding as of December 31, 2019	13,726,347	0.21	7.92	37,321
Granted	6,113,717	0.01
Forfeited	(3,167,917)	0.05
Outstanding as of December 31, 2020	16,672,147	0.16	7.27	46,627
Granted	19,147,862	0.01
Forfeited	(3,689,139)	0.01
Outstanding as of December 31, 2021	32,130,870	0.09	7.49	100,542

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The weighted-average grant date fair value for each option granted under the Company’s 2017 Plans for the years ended December 31, 2019, 2020 and 2021 was USD 2.27, USD 2.91, and USD 2.62, computed using the binomial option pricing model.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

19. Share-based compensation (Continued)

The Group uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2019	2020	2021

Fair value of the ordinary shares on the date of grant (US$)	2.28	2.92	1.55~3.21
Exercise price (US$)	0.01	0.01	0.0001~0.01
Risk-free interest rate (1)	2.67%	0.82%	1.12%~1.74%
Expected term (in years) (2)	10	10	10
Expected volatility (3)	42%	42%	37%~46%
Dividend yield (4)	0%	0%	0%
(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the daily treasury long-term rate of U.S. Department of the Treasury as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

Under the 2017 Plan, share options granted to employees are only exercisable upon the occurrence of the Group’s IPO. In June 2021, due to the completion of the IPO, total expenses of RMB261.4 million (US$41.0 million) were recorded accordingly. The share-based compensation expenses for these options that are only exercisable upon the occurrence of the Group’s IPO will be recognized using the graded-vesting method.

As of December 31, 2021, there were RMB123.6 million (US$19.4 million) of unrecognized compensation expenses related to the options granted which are expected to be recognized over a weighted-average period of 1.75 years and may be adjusted for future changes in forfeitures.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

19. Share-based compensation (Continued)

Restricted share units (“RSU”)

The following table summarizes activities of the Company’s RSUs under the 2017 Plan for the years ended December 31, 2019, 2020 and 2021:

		Weighted	Weighted
		average	average
		Grant date	vesting
		fair value	period
	Shares	(US$)	(years)
Outstanding as of December 31, 2018	16,532,310	0.47	1.99
Granted	12,612,988	2.26	—
Vested*	(11,102,279)	1.20	—
Outstanding as of December 31, 2019	18,043,019	1.27	1.72
Granted	1,300,352	2.92	—
Vested*	(8,946,166)	1.30	—
Forfeited	(560,000)	2.25	—
Outstanding as of December 31, 2020	9,837,205	1.41	0.91
Granted	2,116,798	3.21	—
Vested*	(9,218,115)	1.44	—
Outstanding as of December 31, 2021**	2,735,888	2.72	1.13
Vested as of December 31, 2021*	34,931,833	—	—
*	Among the vested RSUs, the Company issued 3,456,987 and 6,070,232 Class B ordinary shares to the RSU holders in 2019 and 2020 upon the completion of the registration procedures, respectively.
**

During the year ended December 31, 2021, the Company issued 24,976,072 Class B ordinary shares to the RSU holders, of which 23,394,776 were vested RSUs, and 1,581,296 was unvested RSUs. The shares issued in relation to the unvested RSUs will continue to subject to the services conditions. As of December 31, 2021, the Company has issued 32,921,995 Class B ordinary shares to the RSU holders for the vested RSUs.

In June 2021, due to the completion of the IPO, total expenses of RMB32.4 million (US$5.1 million) were recorded accordingly. The share-based compensation expenses for these restricted shares that are only vested upon the occurrence of the Group’s IPO will be recognized using the graded-vesting method.

As of December 31, 2021, there were RMB15.5 million (US$2.4 million) of unrecognized share-based compensation expense related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 0.77 years.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

19. Share-based compensation (Continued)

Restricted shares

During the year ended December 31, 2021, the Company issued 30,927,888 Class B ordinary shares to certain directors, officers and employees of the Company, of which 12,468,932 were vested RSs, and 18,458,956 were unvested RSs. Such shares are subject to certain restrictions on transfer and repurchase rights as set forth in the restricted shares agreements entered into with the Company. Such restrictions will be terminated upon the completion of the 4 years of the services of the employees and the occurrence of the IPO of the Company. Accordingly, these restricted shares granted have both service and performance conditions.

In June 2021, due to the completion of the IPO, total expenses of RMB304.2 million (US$47.7 million) were recorded accordingly.

As of December 31, 2021, there were RMB218.0 million (US$34.2 million) of unrecognized share-based compensation expense related to the RSUs and restricted shares, including those granted with a performance condition of an IPO. The expenses are expected to be recognized over a weighted-average period of 2.60 years.

20. Fair value measurement

Recurring

The following table sets forth the financial instrument measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2020 and 2021:

		Fair value measurement at reporting date using
		Quoted Prices in		Significant
	Fair value as of	Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2020	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

Short-term investments	119,126	—	119,126	—
Option and embedded conversion feature (Note 14)	11,117	—	—	11,117

		Fair value measurement at reporting date using
		Quoted Prices in		Significant
	Fair value as of	Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

Short-term investments	843,982	—	754,657	89,325

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

20. Fair value measurement (Continued)

Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks and asset management company at the end of each period (Level 2).

The Options and embedded conversion feature are not traded in an active market with readily observable quoted prices, and therefore the Group uses significant unobservable inputs (Level 3) to measure the fair value of these Options and derivative liabilities at inception and at each subsequent balance sheet date. The Group uses binomial option-pricing model to determine the fair value of Options and embedded conversion feature, with unobservable inputs including risk-free interest rate and expected volatility as shown following:

Date
December 31, 2020
Risk-free interest rate (1)	0.12%
Expected volatility (2)	44.0%
(1)	The risk-free interest rate of periods within the contractual life of the Option and embedded conversion feature is based on the daily treasury long-term rate of U.S. Department of the Treasury as at the valuation dates.
(2)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

Non-Recurring

The Group’s non-financial assets, such as intangible assets and fixed assets, would be measured at fair value on a non-recurring basis only if they were determined to be impaired.

As of December 31, 2020 and 2021, the Group has no financial assets or financial liabilities that are measured in fair value on a non-recurring basis.

The Group measures equity investments accounted for using the equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. Equity investments accounted for using the measurement alternative are generally not categorized in the fair value hierarchy. However, if equity investments without readily determinable fair values were re-measured during the year, they were classified within Level 3 in the fair value hierarchy because the Group estimated the value of the instruments based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs.

Accounts receivable and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable and accrued liabilities and other payables are financial liabilities with carrying values that approximate fair value due to their short-term nature.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

21. Commitments and contingencies

Legal proceedings

The Group are subject to legal proceedings and claims from time to time. For example, on July 12, 2022, a putative securities class action lawsuit was filed against us and certain of the Group’s directors and officers in the U.S. District Court for the Eastern District of New York (captioned Chen v. Missfresh Limited, et al., No. 1:22-cv-04065). Plaintiff in this case alleges, in sum and substance, that the Group’s prospectus and registration statement filed in connection with the Group’s June 2021 initial public offering contained false or misleading statements in violation of the U.S. federal securities laws. On November 3, 2022, the Court granted the application to transfer the case to the Southern District of New York. The case remains in its preliminary stage. In addition, as of October 31, 2022, the Group’s PRC subsidiaries, including but not limited to Beijing Missfresh E-commerce Co., Ltd., Qingdao Missfresh E-commerce Co., Ltd., Changshu Missfresh E-Commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., had been named as defendants in around 616 lawsuits in China brought primarily by the Group’s previous suppliers and in approximately 765 labor disputes brought by the Group’s employees or former employees for approximately RMB812.7 million in aggregate. The Group are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits.

22. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB9,069.5 million (US$1,423.2 million) as of December 31, 2021. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2021, and the condensed financial information of the Company are required to be presented.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

23. Parent Company Only Condensed Financial Information

Basis of presentation

The condensed financial information of Missfresh Limited has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company used equity method to account for the investment in its subsidiaries.

For the Company only condensed financial information, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.

Such investments are presented on the condensed balance sheets as “investments in subsidiaries” and shares in the subsidiaries’ loss are presented as “equity in loss of subsidiaries “ in the condensed statements of operations and comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Group.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2020 and 2021.

	As of December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note(e)
Assets
Current assets
Cash and cash equivalents	208,883	18,206	2,857
Short term investments	—	115,001	18,046
Prepayments and other current assets	207	58,017	9,104
Total current assets	209,090	191,224	30,007
Other non-current assets	—	262	41
Total assets	209,090	191,486	30,048

Liabilities
Current liabilities
Accrued expenses and other current liabilities	9,432	34,870	5,472
Convertible note and loan	248,878	—	—
Option and embedded conversion feature	11,117	—	—
Total current liabilities	269,427	34,870	5,472
Investment deficit in subsidiaries and consolidated VIEs	1,087,932	301,161	47,259
Other non-current liability	—	24,930	3,912
Total liabilities	1,357,359	360,962	56,643

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

23. Parent Company Only Condensed Financial Information (Continued)

Balance Sheets (Continued)

	As of December 31,
	2020	2021	2021
			US$
	RMB	RMB	Note2(e)
Mezzanine equity
Series A1 convertible redeemable preferred shares (US$ 0.0001 par value; 18,888,880 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	90,933	—	—
Series A2 convertible redeemable preferred shares (US$ 0.0001 par value; 11,111,120 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	64,046	—	—
Series A3 convertible redeemable preferred shares (US$ 0.0001 par value; 22,214,240 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	100,901	—	—
Series B1 convertible redeemable preferred shares (US$ 0.0001 par value; 15,719,200 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	108,154	—	—
Series B2 convertible redeemable preferred shares (US$ 0.0001 par value; 39,113,280 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	215,137	—	—
Series C convertible redeemable preferred shares (US$ 0.0001 par value; 138,743,200 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	1,679,377	—	—

Series D1 convertible redeemable preferred shares (US$ 0.0001 par value; 23,770,041 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	504,843	—	—
Series E convertible redeemable preferred shares (US$ 0.0001 par value; 99,860,054 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	3,367,250	—	—
Series E1 convertible redeemable preferred shares (US$ 0.0001 par value; nil, 25,195,606, and 25,195,606 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	820,552	—	—
Series F convertible redeemable preferred shares (US$ 0.0001 par value; nil, 18,961,048, and 36,101,011 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	1,397,468	—	—
Receivable from holders of Series D1 convertible redeemable preferred shares	—	—	—
Receivable from holders of Series E convertible redeemable preferred shares	(61,265)	—	—
Receivable from holders of Series F convertible redeemable preferred shares	—	—	—
Total mezzanine equity	8,287,396	—	—

Shareholders’ deficit
Class A Ordinary shares (US $0.0001 par value; 75,555,520 shares authorized, issued and outstanding as of December 31, 2018, 2019 and 2020)	52	59	9
Class B Ordinary shares (US$ 0.0001 par value, 553,351,017, 488,156,662, and 476,660,736 shares authorized as of December 31, 2018, 2019 and 2020, respectively; nil, 3,456,987, and 9,527,219 shares issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	6	389	61
Additional paid-in capital		13,434,494	2,108,165
Accumulated deficit	(9,387,528)	(13,532,814)	(2,123,594)
Accumulated other comprehensive loss	(48,195)	(71,602)	(11,237)
Total shareholders’ deficit	(9,435,665)	(169,474)	(26,596)

Total liabilities, mezzanine equity and shareholders’ deficit	209,090	191,486	30,047

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

23. Parent Company Only Condensed Financial Information (Continued)

Statements of operations

	For the year ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)

Operating expenses
Sales and marketing expenses	—	—	(1,506)	(236)
General and administrative	(4,448)	(3,642)	(14,799)	(2,322)
Loss from operations	(4,448)	(3,642)	(16,305)	(2,558)
Share of loss of subsidiaries and consolidated VIEs	(3,093,747)	(1,647,290)	(4,191,291)	(657,705)
Interest income/(expense), net and Changes in fair value of short-term investments	2,859	(11,276)	(9,214)	(1,446)
Change in fair value of option and embedded conversion feature	—	5,216	—	—
Other income/ (expense), net	(245)	1,068	(7,862)	(1,234)
Loss before income tax expenses	(3,095,581)	(1,655,924)	(4,224,672)	(662,943)
Income tax expense	—	—	—	—
Net loss	(3,095,581)	(1,655,924)	(4,224,672)	(662,943)
Accretion of convertible redeemable preferred shares to redemption value	(378,731)	(508,321)	79,386	12,457
Net loss attributable to ordinary shareholders of Missfresh Limited	(3,474,312)	(2,164,245)	(4,145,286)	(650,486)

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

23. Parent Company Only Condensed Financial Information (Continued)

Statements of Cash Flows

	For the year ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2(e)

Net Cash provided by/ (used in) Operating Activities	8,380	9,489	(10,440)	(1,638)

Prepayments and investments in subsidiaries and consolidated VIEs	(638,096)	(1,226,420)	(3,678,724)	(577,272)
Purchase of short-term investments	—	—	(115,146)	(18,069)
Maturity of short-term investment	68,632	—	—	—
Net Cash used in Investing Activities	(569,464)	(1,226,420)	(3,793,870)	(595,341)

Proceeds from issuance of convertible redeemable preferred shares, net	416,506	1,136,109	2,246,824	352,576
Proceeds from issuance of convertible note and loan	—	278,870	—	—
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	1,621,154	254,394
Repayment of convertible note and loan	—	—	(259,020)	(40,646)
Cash paid to repurchase of vested share-based awards	(39,906)	—	—	—
Net Cash provided by Financing Activities	376,600	1,414,979	3,608,958	566,324

Effect of exchange rate changes on cash and cash equivalents	8,375	(97,078)	4,675	734

Net increase/ (decrease) in cash and cash equivalents	(176,109)	100,970	(190,677)	(29,921)
Cash and cash equivalents at the beginning of the year	284,022	107,913	208,883	32,778
Cash and cash equivalents at the end of the year	107,913	208,883	18,206	2,857

24. Subsequent events

On March 4, 2022, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP (the “Investor”) to sell up to US$300 million of the Company’s Class B ordinary shares, during the 36 months following the date of the SEPA, following the effectiveness of a registration statement with the SEC registering the Class B ordinary shares issuable pursuant to the Standby Equity Purchase Agreement and other customary closing conditions. Each issuance and sale of the Company Class B ordinary shares to Yorkville pursuant to the Standby Equity Purchase Agreement is referred to as an “Advance.” Pursuant to the Standby Equity Purchase Agreement, the maximum amount for each Advance should be the lower of: (i) an amount equal to 100% of the average daily trading dollar value of the Company Class B ordinary shares represented by the Company ADSs, for the five consecutive trading days immediately preceding the delivery of an advance notice by us, or(ii) US$10 million. For each Advance, the purchase price per share shall be 97% of the lowest daily volume weighted average price of the Company Class B ordinary shares, represented by the ADSs, for the five consecutive trading days commencing the date of the Company delivery of the advance notice (the“Pricing Period”). As of the date of this annual report, the Company has not received any funding from the Investor.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019,2020 and 2021

(All amounts in thousands, except for share, per share data, or otherwise noted)

24. Subsequent events (Continued)

As announced in April 2022, the Audit Committee of the Company’s board of directors, with the assistance of third-party professional advisors conducted an independent internal review of certain transactions carried out by the Next-Day Delivery Business Unit of the Company (“Next-Day Delivery BU”) with third-party suppliers and customers in 2021 (the “Review”). On July 1st, 2022, the Audit Committee announced the results of the Review. The Review identified certain questionable transactions carried out by the Next-Day Delivery BU in 2021. The overall financial impact of the Review findings and the financial adjustment has been made on the consolidated financial statements as of December 31, 2021.

In 2021, the Company subscribed private equity funds issued by three financial institutions with the total amount of US$44.0 million. Subsequent to December 31,2021, the Company partially redeemed and made additional subscriptions of the private equity funds. As of September 30,2022, the fair value of the Company’s investment in these private equity funds has substantially declined to US$ 6.5 million, with the corresponding original investment amount of US$43.5 million.

On July 14, 2022, the Company entered into a strategic investment agreement with Shanxi Donghui Group (“Shanxi Donghui”), pursuant to which Shanxi Donghui agreed to make a RMB200 million equity investment in Missfresh. As of the date of this annual report, the transaction had not been closed and the Company had not received any funding from Shanxi Donghui. As a result, since July 2022, the Group adopted a series of significant adjustments to the business strategy for business sustainability, including a temporary shutdown of on-demand DMW retail business, staff optimization, terminate some leases for DMWs and a temporary shutdown of Next-Day Delivery BU (the “Business Cessation”). As of October 31, 2022, the Group's leases for 173 DMWs in 8 cities in China were still effective, and the relevant lease agreements had lease expiration dates ranging from November 11, 2022 to December 14, 2026. The Group expects to terminate those leases for DMWs in the foreseeable future. As of the date of this annual report, the Group have a total of 55 full-time employees.  These idled businesses accounted for approximately over 90% in aggregate of total net revenue and total cost of revenue for the years ended December 2019, 2020, and 2021, respectively. As of December 31, 2021, the aggregate carrying value of inventory, property, equipment, right of use assets (net of corresponding lease liabilities) and intangible assets were RMB 466.2 million (US$73.2 million). The Company may suffer significant losses from a decline in the value of these assets due to the adjustments to the Group's business strategy. As of this annual report date, the Group is unable to accurately estimate such losses.

In August 2022, the Company entered into a business and asset transfer agreement to sell the Group's business and assets relating to “convenience go” vending machine business, including all assets and patents owned by Beijing Bianligou, Jinan Bianligou and other related subsidiaries, to a third party for an aggregate consideration of up to RMB18.0 million in cash. As of the date of this annual report, the purchaser of this transaction has paid RMB4.6 million in cash to us and also paid RMB3.2 million directly to the Group's suppliers and employees for paying off the Group's accounts payable and accrued expenses. The transaction contemplated under such business and asset transfer agreement has not been closed as of the date of this annual report.