Form 20-F
period 2022-12-31
Missfresh Ltd
filed 2023-08-03
CIK 1851682

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

+86 10 6475 3390

(Address of principal executive offices)

Zheng Xu, Chief Executive Officer

Telephone: +86 10 6475 3390

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

707,108,997 ordinary shares outstanding (consisting of 86,383,174 Class A ordinary shares and 620,725,823 Class B ordinary shares), par value US$0.0001 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts which may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each currently representing ninety Class B ordinary shares;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0001 per share;
●	“DMW” are to distributed mini warehouse;
●	“mini program” or “mini programs” are to services run on third-party platforms, such as Weixin, that provide functions similar to those of standalone mobile applications;
●	“Missfresh,” “we,” “us,” “our company” and “our” are to Missfresh Limited, our Cayman Islands holding company and its subsidiaries;
●	“neighborhood retail” are to the retail business that offers high-frequency consumption products needed by community residents with convenient availability, mainly consists of fresh produce such as fruits, vegetables, dairy products, meat, eggs, and seafood, as well as fast-moving consumer goods including packaged food, beverages, cosmetics and personal care products;
●	“on-demand” are to allowing customers to purchase products immediately when a need surfaces, anywhere and anytime;
●	“our platforms” are to our mobile application “Missfresh” and “Missfresh” mini program embedded in third-party social platforms such as Weixin that we operated in the past before we shut down on-demand DMW retail business in July 2022;
●	“orders fulfilled” are to the total number of orders fulfilled, including the orders for products sold in our on-demand DMW retail business, net of orders cancelled;
●	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SEC” are to the U.S. Securities and Exchange Commission;
●	“smart fresh malls” are to standardized and digitalized fresh markets empowered by us with technology that we operated in the past before our business strategy adjustment in March 2023; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On July 28, 2023, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.1488 to US$1.00.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the neighborhood retail market;
●	our expectations regarding demand for of our products and services;
●	our expectations regarding our relationships with e-commerce platforms, our consumers, suppliers, and other business partners;
●	competition in our industry;
●	our proposed use of proceeds; and
●	relevant government policies and regulations relating to our business.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The neighborhood retail market in the PRC may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure

Missfresh Limited is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries based in China. We and our subsidiaries are subject to complex and evolving PRC laws and regulations and face various legal and operational risks and uncertainties relating to doing business in China. For example, the PRC government has recently issued statements and regulatory actions relating to areas such as the regulatory approvals on offshore offerings and listings by, and foreign investment in, China-based users, anti-monopoly actions and oversight on cybersecurity and data privacy. These risks and uncertainties may impact our ability to conduct certain businesses, accept foreign investments, or list or conduct offerings on a United States or other foreign exchange, and could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The PRC government has significant authority in regulating our operations and may influence our operations. It may exert more oversight and influence over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and influence over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

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

Permissions and Approvals Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite permissions and approvals from the PRC government authorities that are material for the business operations of our holding company and our subsidiaries in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional permissions and approvals for the functions and services of our businesses in the future. If we or our subsidiaries do not receive or maintain any necessary permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business, and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.”

The PRC governmental authorities have promulgated PRC laws and regulations relating to cybersecurity review and overseas listings. In connection with our business operations and future issuance or offering of securities, as advised by Han Kun Law Offices, our PRC legal counsel, we will be required to fill with the China Securities Regulatory Commission, or the CSRC, in accordance with the newly enacted Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, promulgated by the CSRC on February 17, 2023. Moreover, in certain circumstances, the relevant PRC governmental authorities may perform cybersecurity review on us. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities will be required in connection with our future offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board (United States), or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In December 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China —Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

Missfresh Limited is a holding company with no operations of its own. We conduct our operations through our subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Missfresh Limited’s ability to pay dividends to the shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict our PRC subsidiaries’ ability to pay dividends to Missfresh Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Missfresh Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” and “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

The ability to transfer cash and other assets within our organization may be subject to conditions and restrictions pursuant to the applicable laws and regulations. For example, under the PRC laws and regulations, Missfresh Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. Missfresh Limited’s ability to pay dividends to the shareholders and the ADS holders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. Additionally, under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries, totaling RMB3,217.8 million, RMB9,069.5 million and RMB9,935.3 million (US$1,440.5 million) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC legal requirements and procedures on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to PRC legal requirements and procedures imposed on us or our PRC subsidiaries to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Legal requirements and procedures of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Under PRC law, Missfresh Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, 2020, 2021 and 2022, Missfresh Limited provided capital contributions and loans with outstanding principal amount of RMB1,226.4 million, RMB3,452.9 million and RMB424.9 million (US$61.6 million), respectively, to our intermediate holding companies and subsidiaries.

As of December 31, 2022, Missfresh Limited, the parent company, had made cumulative capital contribution of RMB11,005.6 million (US$1,595.7 million) to our PRC subsidiaries through intermediate holding companies.

In the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred through our organization.

In the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to Missfresh Limited, the parent company, by our subsidiaries.

In the years ended December 31, 2020, 2021 and 2022, no dividends were made to U.S. investors.

Missfresh Limited has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

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

Summary of Risk Factors

Investing in our ADSs involves significant risks. The operational and legal risks as well as the potential consequences associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in Hong Kong and Macao. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Audit Committee Independent Review, Internal Controls and Related Matters

●	We substantially completed an audit committee independent review in 2022, which required significant management time and attention, resulted in significant legal and other expenses, and led to the termination of a number of employees.
●	Matters relating to or arising from the Review, including adverse publicity and potential concerns from our customers and partners, have had and could continue to have an adverse effect on our business and financial condition.
●	If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of the ADSs may be adversely affected.
●	The filing of this Form 20-F may not make us “current” in our Exchange Act filing obligations, which means we retain certain potential liability and may not be eligible to use certain forms or rely on certain rules of the SEC.

Risks Relating to Our Business and Industry

●	We have incurred net losses, negative cash flows from operation activities and net current liabilities in prior years. If we are not able to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.
●	We are exposed to risks associated with the potential debt restructuring.
●	We adopted significant business strategy adjustments in July 2022 and continued to make business strategy adjustments since then. These business strategy adjustments may not be successful ultimately.
●	If we are unable to execute our strategies effectively, our business and prospects or investors’ perceptions of our business and prospects may be materially and adversely affected, and the market price of our Class B ordinary shares and/or ADSs may decline.
●	We have been subject to legal and regulatory proceedings and may continue to be subject to these proceedings from time to time in the ordinary course of our business.
●	We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

●	Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.
●	Our limited operating history makes it difficult to evaluate our business and prospects.
●	Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our users and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.
●	Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.
●	We have entered into certain agreements for receiving strategic investment and disposing of certain business and assets, and such transactions have not been closed and we may not be able to close this transaction in a timely manner or at all.
●	We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Risks Relating to Doing Business in China

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	The PRC government’s significant authority in regulating our operations and its oversight and influence over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and influence over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
●	Changes in China’s economic, or social conditions or government policies could have a material adverse effect on our business and operations.
●	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

Risks Relating to Our ADSs and Shares

●	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
●	Our dual-class voting structure limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class B ordinary shares and ADSs may view as beneficial.

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

As previously announced in July 2022, the Review is substantially complete and identified certain transactions carried out by the Next-Day Delivery BU in 2021 that exhibited characteristics of questionable transactions, such as undisclosed relationships between suppliers and customers, different customers or suppliers sharing the same contact information, and/or lack of supporting logistics information. As a result, certain revenue associated with these reporting periods in 2021 may have been inaccurately recorded in our financial statements. Based on the Review’s investigative steps as described above, the individual employees in the Next-Day Delivery BU responsible for carrying out the questionable transactions have been identified. All of them gave notices of resignation to us before the conclusion of the Review. The Review did not uncover any evidence indicating that Company management-level executives were involved in or aware of any misconduct relating to the questionable transactions at the time of their occurrence. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Independent Review.”

We incurred significant costs in connection with the Review, and our management team devoted significant time to the Review. We and our current and former directors and officers have been and may continue to be subject to litigation claims and to regulatory inquiries, investigations, or other proceedings arising from or relating to the Review. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” Any lawsuits that have been or may be filed, or any regulatory inquiries, investigations, or proceedings that may be commenced, will likely consume a significant amount of our internal resources and result in additional costs.

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

We have been and could continue to be the subject of negative publicity focusing on the Review and adjustments of our unaudited financial statements for the three months ended March 31, 2021, June 30, 2021 and September 30, 2021 as previously furnished to the SEC on Form 6-K, and we may be adversely impacted by negative reactions from our investors, consumers, partners or others with whom we do business. Concerns include the perception of the effort required to address our accounting and control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our investors, customers, partners and others could harm our business and have an adverse effect on our financial condition.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of the ADSs may be adversely affected.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022 due to material weaknesses identified. In addition, as we are no longer an emerging growth company, we will also be subject to the requirement that an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting, if we become a large accelerated filer or an accelerated filer. See “Item. 15 Controls and Procedures—Internal Control Over Financial Reporting.” Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as of December 31, 2022. However, in connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. The material weaknesses that have been identified relate to (i) a material weakness related to our failure to design and implement effective controls with a sufficient level of precision to prevent and detect misstatements related to our certain transactions within the Next-Day Delivery BU and (ii) a material weakness related to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

To remedy our identified material weaknesses, we have implemented and plan to implement a number of measures to improve our internal control over financial reporting. We have engaged an independent consulting company with strong knowledge and experience in U.S. GAAP accounting and SEC reporting to assist our management in preparing financial reports that meet U.S. GAAP and SEC reporting requirements. Additionally, we also plan to hire qualified accounting and financial personnel as our business develops. We may incur significant costs in the implementation of such measures. However, such measures have not been fully implemented and we concluded that the material weaknesses in our internal control over financial reporting have not been remediated as of December 31, 2022. In addition, we cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify additional material weaknesses or significant deficiencies in the future. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.”

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

This Form 20-F for the year ended December 31, 2022 includes our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022. Without the unamended reports, investors may not be able to review certain financial and other disclosures that would have been contained in those reports, which would have provided an additional source of information for their evaluation of their investment in us. As a result of our failure to maintain current filings with the SEC in the past, our use of this format of the Form 20-F and any potential enforcement action from the SEC or other regulatory agencies, we may not be eligible to use certain short-form registration statements or rely on certain rules of the SEC. This could increase our transaction costs and adversely impact our ability to raise capital in a timely manner.

Risks Relating to Our Business and Industry

We have incurred net losses, negative cash flows from operation activities and net current liabilities in prior years. If we are not able to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We incurred significant losses in the past. We incurred a net loss of RMB1,649.2 million, RMB3,849.8 million and RMB1,523.6 million (US$220.9 million) in 2020, 2021 and 2022, respectively. Net cash used in our operating activities was RMB1,611.8 million, RMB2,589.0 million and RMB682.7 million (US$99.0 million) in 2020, 2021 and 2022, respectively. We recorded total current liabilities of RMB2,897.8 million, RMB3,299.3 million and RMB1,681.5 million (US$243.8 million) as of December 31, 2020, 2021 and 2022, respectively.

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

Our consolidated financial statements for the year ended December 31, 2022 included in this annual report have been prepared based on the assumption that we will continue on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, our conditions and events raise substantial doubt about our ability to continue as a going concern. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” The consolidated financial statements included in this annual report do not include any adjustments that might result from the outcome of such uncertainties.

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

We are exposed to risks associated with the potential debt restructuring.

In August 2023, we entered into two share purchase agreements with two investors. Under one of these share purchase agreements, the investor agrees to subscribe 3,000,000,000 Class B ordinary shares of our company at a purchase price of US$15.0 million, subject to the satisfaction of certain closing conditions, and the transaction is planned to be closed within two business days after the execution of the share purchase agreement. As of the date of this annual report, we have not received any payment under this share purchase agreement. Under the other share purchase agreement, the investor agrees to subscribe 2,400,000,000 Class B ordinary shares of our company at a purchase price of US$12.0 million, subject to the satisfaction of certain closing conditions, and the transaction is planned to be closed within 45 business days after the satisfaction or waiver of closing conditions or at such other time agreed in writing by the relevant parties. As of the date of this annual report, we have not received any payment under this share purchase agreement. Both investors have agreed to irrevocably and fully delegate the voting rights of all shares issued pursuant to these share purchase agreements to Mr. Zheng Xu, our chairman of the board of directors and chief executive officer. Subsequent to the entry of these share purchase agreements in August 2023, we entered into another share purchase agreement with Mejoy Infinite Limited and its shareholder to purchase all ordinary shares of Mejoy Infinite Limited held by its shareholder at a total consideration of US$12.0 million in cash. Upon the closing of this acquisition, Mejoy Infinite Limited will become one of our wholly owned subsidiaries and we will start to provide customized digital marketing solutions and services by leveraging our extensive market know-how on the online marketing and the ecommerce industry. We will help our clients deliver their online marketing campaigns to engage their target customers and facilitate a higher growth of our clients’ businesses. As of the date of this annual report, this acquisition has not been closed. Furthermore, we are also planning to consummate a debt restructuring, and therefore we are exposed to risks associated with the potential debt restructuring. There is no assurance as to whether or when the potential debt restructuring may be completed. We cannot assure you that the debt restructuring will ultimately be successful.

We adopted significant business strategy adjustments in July 2022 and continued to make business strategy adjustments since then. These business strategy adjustments may not be successful ultimately.

In 2022, we adopted a series of significant adjustments to our business strategy for sustainability, including a shutdown of our on-demand DMW retail business, staff optimization and a shutdown of our Next-Day Delivery BU. These idled businesses accounted for approximately 90% of our total net revenue and total cost of revenue for the year ended December 31, 2020, 2021 and 2022, and therefore these significant adjustments to our business strategy have resulted in a material and adverse impact on our business, financial performance, reputation and prospect.

Furthermore, in connection with these significant adjustments to our business strategy, we have incurred material losses on assets, substantially all of which incurred in the third quarter of 2022. These material losses on assets have materially and adversely affected our financial performance for the year ended December 31, 2022.

In March 2023, we terminated the intelligent fresh market business and the retail cloud business as part of our further business strategy adjustment, to focus on our private label product retail business, which was newly launched in January 2023. In the future, we plan to focus on providing digital marketing solutions services and the private label product retail business, leveraging our extensive market know-how on the ecommerce industry and the grocery supply chain. To achieve this, our business operations will have to go through considerable changes, such as planning to offer new products and services, adjusting our business process and model, hiring new employees and building up new departments, and collaborating with new business partners. We may experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during the transitional period.

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

Our business, results of operations and financial condition depend in part on our ability to effectively implement our strategies. We plan to continue to optimize new businesses, including our private label product retail business which was launched in January 2023. In addition, as we optimize our new business initiatives, we will need to work with new suppliers efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers. We may have limited or no experience for our new businesses, and our expansion into these new businesses may not achieve broad consumer acceptance. In addition, our new businesses may present new and difficult technological or operational challenges, and we may be subject to claims if our consumers are not satisfied with the quality of the products or services or do not have satisfactory experiences in general. To effectively manage our operations and personnel, we will need to continue to improve our transaction processing, technological, operational and financial systems, policies, procedures and controls. All these endeavors involve risks and will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our operations and personnel or to implement all these systems, procedures and control measures successfully or that our new businesses will be successful. If we are not able to execute our strategies effectively, our business and prospects may be materially and adversely affected.

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

We are subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business, including those involving personal injury, property damage, labor and employment, commercial disputes, consumer complaints, food quality and safety, intellectual property disputes, promotional activities, pricing activities, consumer protection, data and privacy protection, compliance with regulatory requirements and other matters. We may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business grows and as we deploy new business offerings. We are also regularly subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold us liable for the actions of business partners for our new businesses. The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention and divert significant resources. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our reputation and brand, business, financial condition and results of operations. In addition, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could also harm our business, financial condition and results of operations.

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

We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit in the United States. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may continue to subject to lawsuits from time to time in the future, including but not limited to putative class action lawsuits brought by shareholders. In addition, as of the date of this annual report, our PRC subsidiaries, including but not limited to Beijing Missfresh E-commerce Co., Ltd., Qingdao Missfresh E-commerce Co., Ltd., Changshu Missfresh E-Commerce Co., Ltd., Guangzhou Missfresh E-commerce Co., Ltd., Tianjin Missfresh E-commerce Co., Ltd., Jinan Missfresh E-commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., had been named as defendants in approximately 851 lawsuits in China brought primarily by our previous suppliers for approximately RMB962.7 million in aggregate, and had been in approximately 1,332 labor disputes brought by our former employees for approximately RMB66.6 million in aggregate. These lawsuits and disputes could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

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

As we continue to revolutionize the neighborhood retail industry with our recently launched private label products, we may not be able to achieve our expected returns from such new business lines or sustain our historical overall growth rates.

We launched our private label products in January 2023 to revolutionize the neighborhood retail business. In the future, we plan to focus on providing digital marketing solutions services and the private label product retail business, leveraging our extensive market know-how on the ecommerce industry and the grocery supply chain. Our expansion of new businesses may result in unseen risks, challenges and uncertainties. We may incur additional capital expenditure to support the development of our private label products. In addition, due to the limited operating history of the newly launched businesses, there is no guarantee that we may increase our revenues generated from such new businesses. Also, our failure to manage costs and expenses and evaluate consumer demands with respect to such new business could materially and adversely affect the prospects of us achieving overall profitability of and recouping our investments in the new businesses. Moreover, the new businesses may require significant managerial, financial, operational and other resources. We may also face higher regulatory, legal and counterparty risks from entering into contracts with third-party e-commerce platforms. If we fail to manage the development of the new businesses successfully, our prospect, business and results of operations may be materially and adversely affected.

If we are unable to provide superior consumer experience through timely delivery and high-quality grocery, our business may be materially and adversely affected.

The development of our business hinges on our ability to provide a superior consumer experience, which in turn depends on a variety of factors, including our ability to continue to offer high-quality products at competitive prices, maintain the quality of our products, and provide timely and reliable delivery.

In the past, we relied primarily on our own smart supply chain infrastructure to deliver our retail products. After the shutdown of our on-demand DMW retail business in July 2022, we have dismissed our own delivery personnel since then and do not have any delivery personnel as of the date of this annual report. To support the development of our business, we might consider rehiring delivery personnel and rebuilding our own supply chain. Interruptions or failures in our supply chain or delivery services could prevent the timely delivery of our products. These interruptions may be due to unforeseen events that are beyond our control, such as inclement weather, natural disasters, virus outbreaks, transportation disruptions or labor unrest. If our products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept our products and have less confidence in our products. Furthermore, if we decide to rebuild our own supply chain, our own delivery personnel will act on our behalf and, in most instances, will interact with our consumers personally. In the past, we had received consumer complaints from time to time regarding our delivery services. Any failure to provide high-quality retail services to our consumers may negatively impact the experience of our consumers, damage our reputation and cause us to lose consumers.

Any failure in our service efficiency and product and service quality could damage our brand image and substantially harm our business.

We believe that the recognition and reputation of our brand among our consumers, customers and suppliers have contributed significantly to our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors are important to maintaining and enhancing our brand. These factors include our ability to:

●	provide a compelling consumer experience;
●	maintain the relevance, diversity, quality and authenticity of the products we offer;
●	maintain the efficiency, reliability and quality of our products and services;
●	maintain or improve consumers’ satisfaction with our after-sale services;
●	increase brand awareness through marketing and brand promotion activities; and
●	preserve our reputation and goodwill in the event of any negative publicity, including those on consumer service, customer service, consumer and supplier relationships, internet security, product quality, price or authenticity, or other issues affecting us or other neighborhood retail businesses in China.

If we are unable to provide our products or services in a timely, reliable, safe and affordable manner, our reputation and business could be negatively affected. If products and items are not delivered on time or are delivered in a damaged condition, our consumers may lose confidence on us. Our reputation and brand may be adversely damaged and we may lose consumers. A public perception that our products or services are low-quality or overpriced products, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new consumers or retain our current consumers. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our business, products and services, it may be difficult to maintain and grow our consumer base, and our business and prospect may be materially and adversely affected.

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

We have in the past invested in or acquired additional assets, technologies or businesses that are complementary to our previous businesses, such as Beijing Meiriyitao Share Science Technology Co., Ltd. If we are presented with appropriate opportunities, we may continue to invest in or acquire additional assets, technologies or businesses that are complementary to our existing businesses. Future investments or acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing businesses, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

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

Our future results of operations will depend on numerous factors affecting the development of the online neighborhood retail industry in China, which may be beyond our control. These factors include:

●	the trust and confidence level of consumers, as well as changes in consumer demographics and consumer tastes and preferences;
●	the selection, price and popularity of products and services that we and our competitors offer;
●	whether alternative products or business models that better address the needs of consumers emerge in China; and
●	the development of logistics, payment and other ancillary services associated with grocery shopping.

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

We believe that high quality standards differentiate us from our competitors and enable us to expand consumer base. Maintaining and enhancing such consumer confidence is critical to our business and competitiveness, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective. For example, in the past certain of our food products provided in our previous businesses failed to meet the compulsory food safety requirements and standards and we were required to stop selling those substandard or defective food products and take rectifying or remedial measures.

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

Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in mainland China.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. Many consumers adopted online grocery shopping as a result of COVID-19 lockdown policies in mainland China. The increased demand during the pandemic, coupled with travel and transportation restrictions in mainland China, put a strain on our supply chain and delivery services at that time. As a result, our operations were impacted by delays in business activities, commercial transactions and general uncertainties surrounding the government’s business and travel restrictions. Travel restrictions also resulted in the short-term shortage of migrant workers in large cities, which had temporarily adversely affected our delivery capacity. Our acquisition of new consumers through ground promotion was also impacted due to governmental restrictions on social gathering. Moreover, we took a series of measures in response to the pandemic to protect our employees, including, among others, temporary closure of our offices and warehouses, remote working arrangements for our employees and travel restrictions or suspension. These measures reduced the capacity and efficiency of our operations.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were surges of cases in many cities during this time which caused disruption to our and our suppliers’ operations, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way. Consequently, the COVID-19 pandemic may materially and adversely affect our business, financial condition and results of operations in in the current and future years. To the extent COVID-19 adversely affects our business, financial condition and results of operations, it may also heighten some of the other risks described in this “Risk Factors” section.

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

In addition, our lack of understanding of consumers or familiarity with suppliers, consumers, merchants and market dynamic of these areas may make it more difficult for us to keep pace with local demands and preferences. Further, there may be one or more existing market leaders in any geographical area where we operate or decide to expand. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper data insight and greater brand recognition locally. Any failure in our expansion into new geographical areas could materially and adversely affect our business and prospects.

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

We do not have effective control over the suppliers and the business partners for our business, and we may be subject to significant costs and reputational harm in the event these suppliers and business partners violate any laws or regulations applicable to our operations.

We do not have effective control over and oversight of suppliers and business partners for our business. Consumers may associate suppliers or business partners with us and hold us accountable for any misconduct by the suppliers or the business partners. We may be subject to lawsuits or reputational harm if, for example, a supplier or business partner conducts any wrongdoings or otherwise violates applicable laws. While we have implemented policies and procedures designed to govern conducts of our suppliers and business partners to comply with the regulatory regime in China and protect our goodwill, there can be no assurance that suppliers or business partners will comply with the policies and procedures. Violations by suppliers or business partners of applicable law or of the policies and procedures could reflect negatively on our products and operations and harm our business reputation. While we have not experienced any significant problems affecting our products, operations or business reputation caused by violations by suppliers or business partners of the policies and procedures, we cannot assure you that we will not face such problems in the future.

Any change, disruption or discontinuity in the features and functions of major social networks in China could severely limit our ability to effectively conduct marketing activities, and our business may be materially and adversely affected.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of products and provision of services. Our brand promotion and marketing activities may not be well received by consumers and may not result in the levels of sales of product that we anticipate. Our sales and marketing expenses was RMB589.2 million, RMB903.3 million and RMB138.9 million (US$20.1 million) in 2020, 2021 and 2022, respectively. Marketing approaches and tools in the neighborhood retail industry in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business requires us to manage inventory effectively. We depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not order products in the quantities that we expect. It may be difficult to accurately forecast demand, and determine appropriate product or component.

In addition, we source our products from a variety of local, regional, national and international suppliers, and we rely on them to meet our quality standards and supply products in a timely and efficient manner. There is, however, no assurance that high-quality and safe food products will be available to meet our needs. Competition has increased for high-quality and safe food products. As other competitors significantly increase comparable product offerings, if new laws require the reformulation of certain products to meet tougher standards, or if natural disasters or other catastrophic events occur, the supply of these products may be constrained.

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

We invested significant sums in expanding and upgrading our technology platform, our proprietary Retail AI Network. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our financial condition and results of operation.

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

Our prospect heavily depends upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Zheng Xu, our founder, chairman and chief executive officer, and other executive officers. If one or more of our senior management were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. If any of our senior management joins a competitor or forms a competing business, we may lose consumers, suppliers, business partners, know-how and key professionals and staff members. Our senior management has entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. In addition, we do not have key-man insurance for any of our executive officers or other key personnel. Events or activities attributed to our executive officers or other key personnel, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their full time and efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition. In addition, our senior management team has limited experience in running public companies, which will require us to expend additional resources in hiring additional support staff and incur additional costs and expenses.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected

Our prospect depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, research and development, marketing and other personnel with experience in the neighborhood retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations. The effective operation of our managerial and operating systems and other operational functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Labor costs in China have increased with China’s economic development, particularly in the large cities. Rising inflation in China, which has had a disproportionate impact on everyday essentials such as food, is also putting pressure on wages. In addition, as we are still a young company, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business development on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

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

Although we have made adjustments to correct the transactions inaccurately recorded in our financial statements and further enhanced our internal compliance programs afterwards, we cannot guarantee that our policies and procedures will be effective in preventing similar fraudulent or illegal activities from occurring in the future. In the event we are subject to misconduct for inappropriate or illegal purposes by any of our employees, suppliers, business partners and their employees, claims may be brought against us and we may incur material financial losses or reputational harms. In response to allegations of illegal or inappropriate or illegal activities conducted by our employees, business partners and their employees, relevant governmental authorities may intervene and hold us liable for non-compliance with applicable laws and regulations and subject us to administrative penalties or other sanctions. In addition, our consumers may suffer or allege to have suffered physical, financial or emotional harm caused by such misconducts or illegal activities, and our business and public perception of our brand may be materially and adversely affected as a result.

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

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our consumers and previous users of our mobile application and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the neighborhood retail industry is the secure storage of confidential information and its secure transmission over public networks. In addition, with the rapid development of our AI, big data and cloud technologies and services, we have accumulated a large volume of data through the use of our previous mobile application by our previous users, which covers consumer’s browsing and consumption behavior information, product manufacturing and sales information, warehousing and distribution information, customer service information, among others. We also formed strategic partnerships with some leading mobile internet companies to leverage their powerful big data resources, massive user bases and AI-driven technologies.

We adopted security policies and measures, including encryption technology, to protect our proprietary data and user information. However, advances in technology, the expertise of hackers, improper use or sharing of data, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold. Such individuals or entities obtaining our users’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by business partners including strategic partners or third-party providers of online payment services through which some of our consumers and previous users of our mobile application may choose to make payment for purchases. Any negative publicity on our privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. If we give third parties greater access to our technology platform in the future as part of providing more technology services to third parties and others, it may become more challenging for us to ensure the security of our systems. Any compromise of our information security or the information security measures of our previous contracted third-party couriers or third-party online payment service providers or other business partners could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms are under increased public scrutiny.

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

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Our mobile apps and websites only collected basic user personal information that is necessary to provide the corresponding services. We did not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We updated our privacy policies from time to time to meet the applicable regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. As uncertainties remain regarding the interpretation and regulatory authorities, we may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Internet Security and Privacy Protection.”

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

On July 7, 2022, the CAC released the Measures on Security Assessment of Cross-border Data Transfer, which took effect from September 1, 2022. Such measures requires that any data processor which exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. As the measures are newly issued and uncertainties remain regarding to what extent we would be subject to such measures, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities.

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

As of December 31, 2022, we had 17 leased properties in China. Currently, our leased properties in China primarily serve as our offices and DMWs that we previously operated, and we expect to terminate those leases for DMWs in the foreseeable future. We may need to relocate for a number of reasons. For example, we may not be able to successfully renew leases upon expiration of the current term, and may decide to move to more premium locations or have to relocate our operations as required by relevant PRC laws and regulations. The lessors of a small number of our leased properties have not provided us with proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities to lease such properties to us for our commercial uses, our leases could be challenged by third parties or invalidated by applicable governmental authorities. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in most of our leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential maximum penalty of RMB10,000 per unit leasehold.

In addition, PRC laws and rules provide various requirements with respect to fire safety in China. According to the Fire Safety Law and other relevant detailed fire prevention regulations, premises of warehouses are required to either obtain a fire safety assessment permit or complete a fire safety filing. However, detailed measures and requirements vary materially among different regions and are still evolving in certain cities where we still have current leases associated with our historical on-demand DMW retail business (such as Beijing and Tianjin), where applicable laws and regulations exempt a “construction project” with a construction area of less than 300 square meters (or other criteria as otherwise determined by the local governmental authorities) from the fire protection design and fire safety filing requirements. Further, a “special construction project” as stipulated in the relevant laws and regulations is subject to (i) fire protection design review before such project commences construction and (ii) fire protection inspection before such project commences operations. In contrast, other construction projects other than a “special construction project” are subject to fire protection inspection filing and routine fire protection inspection and audits from time to time.

In 2022, we adopted a series of significant adjustments to our business strategy for sustainability, including the shutdown of our on-demand DMW retail business, staff optimization, and the shutdown of our Next-Day Delivery BU. As of the date of this annual report, it is still uncertain if and when we will restart the on-demand DMW retail business, and some leases associated with the historical on-demand DMW retail business have not been terminated. Although our quality control centers and DMWs generally do not constitute “special construction projects” as defined under such laws and regulations, some of our DMWs’ building spaces have been redesigned, reconstructed or decorated by us to fit our needs to store fresh products, and some of such redesigned, reconstructed or decorated DMWs have a construction area that is more than 300 square meters. For all of such redesigned, reconstructed or decorated DMWs having a construction area more than 300 square meters, we have not yet completed the required fire safety filings with the relevant governmental authorities. Additionally, in March 2023, we adopted further business strategy adjustments and we terminated our intelligent fresh market business and our retail cloud business. We have terminated all such leases associated with our historical intelligent fresh market businesses and we are currently in the process of terminating certain leases associated with our historical on-demand DMW business. While we have not received any government order or penalty resulting from such non-compliance, we cannot assure you that we will not be subject to penalties, fines, orders to rectify or other administrative proceedings prior to the termination of such leases.

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

Currently, our leased properties in China primarily serve as our offices and DMWs that we previously operated. Except for those leases for DMWs that we expect to terminate in the foreseeable future, we may not be able to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our current leased properties and failure in relocating our affected operations could adversely affect our business and operations.

Any lack of requisite approvals, licenses or permits applicable to our business or any failure to comply with applicable laws or regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, the National Development and Reform Commission, or the NDRC, the Ministry of Commerce, or MOFCOM, the MIIT, the CAC and the People’s Bank of China, among others. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of food product retail, including entry requirements, the scope of permissible business activities, pricing, consumer protection, food safety, product quality, licenses and permits for various business activities, and foreign investment.

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

As online retail is evolving rapidly in China, new laws and regulations may be adopted from time to time to require us to obtain additional permissions and approvals or to comply with new regulatory requirements. The PRC government authorities may continue to promulgate new laws, regulations and rules governing the e-commerce retail industry, tighten enforcement of existing laws, rules and regulations, and impose additional requirements and other obligations on our business. For example:

●	In August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law imposes a number of new requirements and obligations on e-commerce business operators. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We have adopted a series of measures to comply with such requires under the E-Commerce Law. We cannot assure you, however, that our current business operations meet the requirements under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements under the E-Commerce Law and other applicable laws and rules, we may be subject to fines and/or other sanctions. Substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to online retail businesses.
●	In April 2021, the SAMR, together with the CAC and the State Tax Bureau of China, held a meeting with more than 30 major platform operators, including us. All platform operators that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. As of the date of this annual report, we have completed the self-inspection and submitted relevant report to competent authority, and the relevant governmental authorities have completed onsite inspections on us. While we have not received any penalty in respect of such self-inspection and regulatory authorities’ onsite inspections, we cannot assure you that we would not be subject to any penalty in the future with respect to any violations of anti-monopoly, anti-unfair competition, pricing, advertisement, privacy protection, food safety, product quality, tax and other related laws and regulations. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward. As a result, we may incur additional costs and expenses, devote more management’s attention and allocate additional resources in the compliance with relevant laws and regulations. If we are required to take any rectifying or remedial measures or are subject to any penalty, our reputation and business operations may be materially and adversely affected.

Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of consumer protection laws and regulations in the PRC, compliance with these laws, regulations, rules, guidelines and implementations may be costly, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and may materially and adversely affect our financial conditions, operations and business prospects.

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

The products sold by us may be defective. As a result, sales of such products could expose us to product liability claims relating to personal injury or property damage and may require product recalls or other actions. Third parties subject to such injury or damage may bring claims or legal proceedings against us as the retailer of the product. Although we would have legal recourse against the manufacturer and suppliers of such products and raw materials of such products under PRC law, attempting to enforce our rights against the manufacturer may be expensive, time-consuming and ultimately futile. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we provided. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain certain insurance policies to safeguard against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance and medical insurance for our employees. However, certain of our subsidiaries in Beijing, Shanghai, Shenzhen, Qingdao, Hangzhou and Tianjin, such as Beijing Missfresh E-Commerce Co., Ltd., Qingdao Missfresh E-Commerce Co., Ltd., Shanghai Missfresh E-Commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., have applied for extension of the payment for certain social security insurance to the end of December 2023 for certain of our former employees, and such applications have been approved by the relevant government authorities. However, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We have entered into certain agreements for receiving strategic investment and disposing of certain business and assets, and such transactions have not been closed and we may not be able to close this transaction in a timely manner or at all. If any transaction involving issuance of our securities is closed, relevant issuance of securities will be subject to filing procedures under the Overseas Listing Trial Measures.

On July 14, 2022, we entered into a strategic investment agreement, or the Shanxi Donghui Agreement, with Shanxi Donghui Group, pursuant to which Shanxi Donghui Group or its designated affiliate shall subscribe for 298,507,463 Class B ordinary shares of the Company in the amount of the US$ equivalence of RMB200 million, subject to the satisfaction of the closing condition that Shanxi Donghui Group or its designated affiliate completes all necessary registrations and obtains all required governmental approvals in China for its overseas direct investment in the Company in the twelve months following the signing date of the Shanxi Donghui Agreement. Upon the closing, Shanxi Donghui Group will have the right to designate two directors for nomination and election to our board of directors. Shanxi Donghui Group did not provide any funding to us as we expected, and as a result, on July 28, 2022, we had to adopt significant adjustments to our business strategy for sustainability, including the shutdown of our on-demand DMW retail business and staff optimization. Subsequently, we also decided to shut down our Next-Day Delivery BU. These idled businesses contributed approximately 90% of our total net revenue and total cost of revenue for the years ended December 31, 2020, 2021 and 2022, and therefore these significant adjustments to our business strategy have resulted in a material and adverse impact on our business, financial performance, reputation and prospect. In March 2023, to fucus on our private label product retail business, which was newly launched in January 2023, we terminated the intelligent fresh market business and the retail cloud business as part of our further business strategy adjustments. As of December 31, 2022, prior to the termination of the intelligent fresh market business and the retail cloud business, the related assets, including inventory, property, equipment, right of use assets (net of corresponding lease liabilities) and intangible assets have been fully provided impairment. As of the date of this annual report, this transaction contemplated under the Shanxi Donghui Agreement has not been closed. If the transaction is closed and certain Class B ordinary shares of the Company are issued to Shanxi Donghui Group or its designated affiliate, such issuance shall be filed with the CSRC in accordance with the Overseas Listing Trial Measures. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities will be required in connection with our future offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

In August 2022, we entered into a business and asset transfer agreement to sell our business and assets relating to “convenience go” vending machine business, including all assets and patents owned by Beijing Bianligou, Jinan Bianligou and other related subsidiaries, to a third party for an aggregate consideration of up to RMB18.0 million in cash. As of the date of this annual report, the purchaser of this transaction has paid RMB4.8 million in cash to us and also paid RMB3.2 million directly to our suppliers and employees for paying off our accounts payable and accrued expenses, and this transaction contemplated under such business and asset transfer agreement has not been closed.

In August 2023, we entered into two share purchase agreements with two investors. Under one of these share purchase agreements, the investor agrees to subscribe 3,000,000,000 Class B ordinary shares of our company at a purchase price of US$15.0 million, subject to the satisfaction of certain closing conditions, and the transaction is planned to be closed within two business days after the signing of the share purchase agreement. As of the date of this annual report, we have not received any payment under this share purchase agreement. Under the other share purchase agreement, the investor agrees to subscribe 2,400,000,000 Class B ordinary shares of our company at a purchase price of US$12.0 million, subject to the satisfaction of certain closing conditions, and the transaction is planned to be closed within 45 business days after the satisfaction or waiver of closing conditions or at such other time agreed in writing by the relevant parties. As of the date of this annual report, we have not received any payment under this share purchase agreement. Both investors have agreed to irrevocably and fully delegate the voting rights of all shares issued pursuant to these share purchase agreements to Mr. Zheng Xu, our chairman of the board of directors and chief executive officer.

As of the date of this annual report, neither of the above transactions had been closed yet, and we cannot guarantee that we will receive any extra fundings from the relevant counterparty in these transactions in a timely manner, or at all.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all

In 2020, 2021 and 2022, our net cash used in operating activities was RMB1,611.8 million, RMB2,589.0 million and RMB682.7 million (US$99.0 million), respectively. It is possible that we will continue to have negative cash flow in the future. We may require other cash resources due to changed business conditions or other future developments, including any changes in our account payable policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Failure to comply with the terms of our indebtedness or enforcement of our obligations under any guarantee or other similar arrangement could have an adverse effect on our cash flow and liquidity.

As of December 31, 2020, 2021 and 2022, we had short-term borrowings of RMB830.0 million, RMB936.2 million and RMB5.0 million (US$0.7 million), respectively, and convertible note and loan of RMB248.9 million, nil and nil, respectively. Under our current debt financing arrangement and any debt financing arrangement that we may enter into in the future, we may be subject to covenants that could, among other things, restrict our business and operations. If we breach any of these covenants, our lenders under our credit facilities and holders of our unsecured senior notes will be entitled to accelerate our debt obligations. Any default under our credit facilities or unsecured senior notes could require that we repay these debts prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity. In addition, enforcement against us under any guarantee and other similar arrangements we may enter into in the future could materially and adversely affect our cash flow and liquidity.

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

We have adopted an Amended and Restated 2017 Equity Incentive Plan and a 2021 Equity Incentive Plan to provide additional incentives to employees, directors and consultants. As of December 31, 2022, the awards that have been granted to our directors, officers, employees, consultants and other personnel and remain outstanding included (i) options to purchase an aggregate of 21,877,485 Class B ordinary shares, and (ii) restricted share units to receive an aggregate of 61,898,300 Class B ordinary shares. We recorded the share-based compensation expenses of RMB59.5 million, RMB810.2 million, and RMB91.4 million (US$13.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively. We believe the granting of share-based awards is of significant importance to our ability to expand consumer base and retain key personnel and employees, and we will continue to grant share-based awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may be the subject of anti-competitive, harassing or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, consumers and revenues and adversely affect the price of our ADSs.

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. Our brand name and our business may be harmed by aggressive marketing and communications strategies of our competitors. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, consumers and revenues and adversely affect the price of our Class B ordinary shares and/or ADSs.

We face risks relating to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, Ebola, Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or Chinese economy in general. Our operations could also be severely disrupted if our consumers, suppliers, merchants, business partners, or other participants were affected by such natural disasters, health epidemics or other outbreaks.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 have had a severe and negative impact on the Chinese and the global economy since 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. If this outbreak persists, commercial activities throughout the world could be curtailed with decreased consumer spending, business disruptions, interrupted supply chains and difficulties in travel. Our business had been adversely affected by the outbreak of COVID-19 in China due to negative impacts to our supply chain and fulfillment operations. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments.

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

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

There have been heightened tensions in international economic relations in recent years, such as the one between the United States and China. The U.S. government has imposed, and may continue to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 pandemic, the passage of Safeguarding National Security in the Hong Kong Special Administrative Region by the Standing Committee of the PRC National People’s Congress, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government that prohibit certain transactions with certain selected Chinese technology companies, and the Executive Order 13959 issued in November 2020 targeting transactions by U.S. persons in certain securities of designated “Communist Chinese military companies.” As we work with a wide range of business partners in China and elsewhere in the world, should any of our major business partners become subject to sanctions or restrictions by the U.S. government, our business may be adversely affected. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would materially and adversely affect the global economic conditions and the stability of global financial markets. Such tensions between the United States and China, and any escalation thereof, potentially as a result of the conflict in Ukraine and sanctions on Russia, may have a negative impact on the general, economic, political, and social conditions in China and, in turn, adversely impacting our business, financial condition, and results of operations.

Risks Relating to Doing Business in China

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB had historically been unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In December 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The PRC government’s significant oversight and influence over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and influence over the conduct of our business, and it may intervene in or influence our operations as it deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new regulations and policies that significantly affected certain industries, and we cannot rule out the possibility that the PRC government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in China’s economic, or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic and social conditions in China generally.

The PRC government also exercises significant influence over China’s economic growth through setting monetary policy, and providing preferential treatment to particular industries or companies.

Any adverse changes in economic conditions in China, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant influence on interpreting and implementing statutory provisions, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change of control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned; (ii) such transaction involves factors that impact or may impact national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of National People’s Congress which became effective in 2008 and amended in 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR, the successive authority of MOFCOM, before they can be completed.

In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations, including the expansion of our private label product retail business, which may be subject to the SAMR merger review. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Pursuant to the Measures for the Administration of Outbound Investment published by MOFCOM in September 2014, which took effect in October 2014, and the Administrative Measures for Outbound Investment of Enterprises published by the NDRC in December 2017, which took effect in March 2018, or the NDRC Order No. 11, any outbound investment of PRC enterprises must be approved by or filed with MOFCOM, NDRC or their local branches.

We have been notified that our founders who are PRC residents have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be fully informed of the identities of all the PRC residents and entities holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents and entities will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37, or NDRC Order No. 11, or other outbound investment related regulations or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations, approvals or filings required by, SAFE regulations or other outbound investment related regulations. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected. If any of our beneficial owners who are PRC entities fails to comply with NDRC Order No. 11 or other outbound investment related regulations, the investments of such beneficial owners in us could be subject to suspension or termination, while our beneficial owners could be subject to warnings or applicable criminal liabilities. Any of the foregoing could materially adversely affect our operations, acquisition opportunities and financing alternatives.

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

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment

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

Legal requirements and procedures of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment

There are legal requirements and procedures on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive our revenues primarily in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing foreign exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and its subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows from China, more restrictions and substantial vetting process may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. If we fail to obtain sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees is competitive as compared with the average level in our industry and has also increased in recent years. Unless we are able to pass on these increased labor costs to our consumers who pay for our products and services, our profitability and results of operations may be materially and adversely affected. Further, pursuant to the PRC Labor Contract Law, as amended, or the Labor Contract Law, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In addition, under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, medical insurance, unemployment insurance, and housing funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. However, certain of our subsidiaries in Beijing, Shanghai, Shenzhen, Qingdao, Hangzhou and Tianjin, such as Beijing Missfresh E-Commerce Co., Ltd., Qingdao Missfresh E-Commerce Co., Ltd., Shanghai Missfresh E-Commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., have applied for extension of the payment for certain social security insurance to the end of December 2023 for certain of our former employees, and such applications have been approved by the relevant government authorities. We have recorded accruals for the estimated underpaid amounts for the current employees in our financial statements. In addition, certain of our PRC subsidiaries engaged third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies made such contributions in full in a timely manner, or at all. If the relevant PRC authorities determine that we shall make up for social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

We cannot assure you that our employment practices will be deemed to be in full compliance with labor-related laws and regulations in China due to interpretation and implementation uncertainties related to the evolving labor laws and regulations, which may subject us to labor disputes or government investigations. For example, as of the date of this annual report, our PRC subsidiaries, including but not limited to Beijing Missfresh E-commerce Co., Ltd., Qingdao Missfresh E-Commerce Co., Ltd., Changshu Missfresh E-Commerce Co., Ltd., Guangzhou Missfresh E-commerce Co., Ltd., Tianjin Missfresh E-commerce Co., Ltd., Jinan Missfresh E-commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., have been named as defendants in labor disputes in China brought by approximately 1,332 former employees for approximately RMB66.6 million in aggregate. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The approval of and filing with the CSRC or other PRC government authorities will be required in connection with our future offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC under the M&A Rules. If the CSRC approval under the M&A Rules is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. The Overseas Listing Trial Measures also provides that subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed.

In accordance with the foregoing, we will be required to complete the filing procedure under the Overseas Listing Trial Measures for our subsequent securities offerings, including any issuance under the Standby Equity Purchase Agreement with YA II PN, LTD. and the Shanxi Donghui Agreement. As the Overseas Listing Trial Measures was newly published and there is uncertainty with respect to the filing requirements and their implementation, the Company cannot be sure that it will be able to complete such filing in a timely manner or at all. Any failure or perceived failure by the Company to comply with such filing requirements under the Overseas Listing Trial Measures may result in forced rectification, warnings and fines against the Company, and could materially hinder its ability to consummate any subsequent securities offerings.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. The Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things: (i) in relation to the overseas listing activities of PRC enterprises, the PRC enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies or securities service providers and overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact(i.e. be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC.

Any failure or perceived failure by the Company to comply with the Archives Rules and the confidentiality requirements and other PRC laws and regulations may result in the Company being held legally liable by competent authorities.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. Any failure to obtain or delay in obtaining required approvals or completing required filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

The trading price of our ADSs has been volatile and has fluctuated significantly since our ADSs started to trade on the Nasdaq Global Market on June 25, 2021. Volatility in trading price can result from broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading price of our ADSs can be volatile and fluctuate widely in response to a variety of factors, many of which are beyond our control. Such factors include:

●	regulatory developments affecting us or our industry, business partners or supply chain partners;
●	announcements of studies and reports relating to the quality of our products and services or those of our competitors;
●	changes in the economic performance or market valuations of our competitors;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in our industry;
●	announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the RMB and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs;
●	sales or perceived potential sales of additional Class B ordinary shares or ADSs; and
●	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

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

In May 2022, we received a letter dated May 19, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC, or the Listing Qualifications Department, notifying us that (i) we were not in compliance with the continued listing requirements set forth in Nasdaq Listing Rule 5250(c)(1) because we did not timely file our annual report on Form 20-F for the fiscal year ended December 31, 2021, (ii) the due date for us to submit a plan to regain compliance is July 18, 2022, and (iii) if the Nasdaq accepts the compliance plan, the applicable cure period for us to regain compliance expires on November 14, 2022. We submitted our plan to regain compliance as required to the Listing Qualifications Department on July 15, 2022 and filed this annual report on November 14, 2022.

In June 2022, we received another letter dated June 2, 2022 from the Listing Qualifications Department, notifying us that (i) we were below compliance standards due to the trading price of our ADSs set forth in Nasdaq Listing Rule 5450(a)(1), and (ii) the applicable cure period for us to regain compliance expires on November 29, 2022 (inclusive). In October 2022, we received a notification letter dated October 31, 2022 from the Listing Qualifications Department, notifying us that we have regained compliance with the continued listing standards for trading price of our ADSs set forth in Nasdaq Listing Rule 5450(a)(1).

In December 2022, we received a letter dated December 5, 2022 from the Listing Qualifications Department notifying us that (i) we no longer satisfied the $10 million stockholders’ equity requirement for continued listing on The Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(1)(A), or the Stockholders’ Equity Rule, and that (ii) we were granted a 45-day period, through January 19, 2023, to submit a plan to regain compliance with that requirement or one of the alternative listing standards. After we submitted our compliance plan on January 19, 2023, the Listing Qualifications Department granted us an extension to regain compliance with that requirement, through June 5, 2023. We did not regain compliance with the stockholders’ equity requirement by June 5, 2023. As a result, in June 2023, we received a letter dated June 6, 2023 from the Listing Qualifications Department, notifying us that the Listing Qualifications Department had determined to delist our ADSs from Nasdaq unless we timely requests a hearing before the Nasdaq Hearing Panel, or the Panel.

In May 2023, we received a letter dated May 18, 2023 from the Listing Qualifications Department, notifying us that (i) we were not in compliance with the continued listing requirements set forth in Nasdaq Listing Rule 5250(c)(1) because we did not timely file our annual report on Form 20-F for the fiscal year ended December 31, 2022. The Listing Qualifications Department’s June 6, 2023 letter indicated that we should address the concern of filing delinquency with the Panel. In June 2023, we received another letter dated June 14, 2023 from the Listing Qualifications Department, notifying us that (i) we were below compliance standards due to the trading price of our ADSs set forth in Nasdaq Listing Rule 5450(a)(1), and (ii) the applicable cure period for us to regain compliance expires on December 12, 2023.

On June 13, 2023, we requested a hearing before the Panel pursuant to the Listing Qualifications Department’s June 6, 2023 letter and we presented our plan to remedy our deficiencies to the Panel on August 3, 2023. However, there can be no assurance that the Panel will grant our request for continued listing or that we will be able to evidence compliance with the applicable listing criteria within any extension of time that may be granted by the Panel following the hearing.

However, even if we regain compliance with the continued listing standards for the Stockholders’ Equity Rule or the alternative criteria, there can be no assurance that we will maintain our compliance with the continued listing requirements set forth in Nasdaq Listing Rule 5250(c)(1) or Nasdaq Listing Rule 5450(a)(1), or any other listing standards of the Nasdaq Global Market in the future. We cannot guarantee that our ADSs will be eligible for trading on any such alternative exchanges or markets in the United States. If the Nasdaq Global Market determines to delist our Class B ordinary shares, or if we fail to list our ADSs on other stock exchanges or find alternative trading venue for our ADSs, the market liquidity and the price of our ADSs and our ability to obtain financing for our operations could be materially and adversely affected. As a result, holders of our Class B ordinary shares and ADSs could find it difficult to sell their shares.

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

The concentration of our share among executive officers, directors, and principal shareholders and their affiliated entities will likely limit your ability to influence corporate matters and could discourage others from pursuing any change of control transaction that holders of our Class B ordinary shares and ADSs may view as beneficial.

As of June 30, 2023, our executive officers, directors, principal shareholders and their affiliated entities together beneficially owned approximately 26.9% of our total outstanding ordinary shares. As a result of the concentration of ownership, these shareholders will have considerable influence over matters such as decisions regarding mergers and consolidations, amendments to our constitutional documents, election of directors and other significant corporate actions. Such shareholders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our ordinary shares and ADSs may view as beneficial.

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

As of the date of this annual report, Mr. Zheng Xu, our founder, chairman and chief executive officer, and Mr. Bin Zeng, our co-founder, beneficially own all of our issued Class A ordinary shares. On June 7, 2021, Mr. Bin Zeng and Tigerteeth Entity Limited signed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class A ordinary shares beneficially owned by Mr. Bin Zeng through Tigerteeth Entity Limited have been irrevocably and fully delegated to Mr. Zheng Xu. As of December 31, 2022, these Class A ordinary shares constituted 12.2% of our total issued and outstanding share capital and 73.6% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class A ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B ordinary shares and ADSs may view as beneficial.

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

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

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

An ADS holder’s rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement

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

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, the Nasdaq Stock Market’s rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. In December 2021, we relied on our home country practice exemption with respect to the requirement for shareholder approval for stock option plans or other equity compensation arrangements and did not seek shareholder approval for the adoption of the 2021 Equity Incentive Plan. In March 2022, we also relied on our home country practice exemption with respect to the requirement for shareholder approval for transactions other than public offerings and did not seek shareholder approval for a Standby Equity Purchase Agreement we entered in to with YA II PN to sell up to US$300 million of our Class B ordinary shares. In September 2022, we also relied on home country practice exemption with respect to the requirement of having an audit committee composed a minimum of three members. In December 2022, we relied on home country practice exemption with respect to the requirement of holding an annual general meeting of shareholders no later than one year after the end of its fiscal year-end. In August 2023, we also relied on our home country practice exemption with respect to the requirement for shareholder approval for transactions other than public offerings and did not seek shareholder approval for the share purchase agreements we entered in with two investors to issue 5,400,000,000 of our Class B ordinary shares at an aggregate purchase price of US$27.0 million. We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers.

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

A non-U.S. corporation, such as our company, will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, for any taxable year if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on the current and anticipated value of our assets and composition of our income and assets, we do not believe that we were a PFIC for U.S. federal income tax purposes, for the taxable year ended December 31, 2022.

There can be no assurance that we will not be or become a PFIC for future taxable years because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In light of recent declines in the market price of our ADSs and the changing nature of our business, our risk of becoming a PFIC has increased. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit in the United States. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” The litigation is likely to divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit. We may also decide to settle such lawsuits on unfavorable terms, and we may be required to pay significant damages if a claim is successfully made against us, which could have a material adverse effect on our financial condition and results of operations. We may continue to be subject to lawsuits from time to time in the future, including but not limited to putative class action lawsuits brought by shareholders. Any such litigation, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

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

To expand our business in the neighborhood retail industry, we established Beijing Missfresh Bianligou E-Commerce Co., Ltd., or Beijing Bianligou, in August 2017, and further entered into a series of contractual arrangements with Beijing Bianligou and its shareholders in February 2018, through which Jinan Missfresh Bianligou Network Technology Co., Ltd., or Jinan Bianligou, a wholly foreign-owned enterprise in the PRC established by Mrfresh HK Limited through Mrfresh Limited, our subsidiary in Hong Kong, in January 2018, effectively controlled Beijing Bianligou. In May 2019, Missfresh HK Limited acquired 100% of the equity interests in Jinan Bianligou as a result of our business and equity restructuring. In December 2020, we terminated the contractual arrangements with Beijing Bianligou and its shareholders as the businesses operated by Beijing Bianligou were no longer prohibited or restricted for foreign ownership under PRC laws and regulations, and Missfresh HK Limited acquired 100% of the equity interests in Beijing Bianligou. In August 2022, we entered into a business and asset transfer agreement to sell our business and assets relating to “convenience go” vending machine business, including all assets and patents owned by Beijing Bianligou, Jinan Bianligou and other related subsidiaries, to a third party for an aggregate consideration of up to RMB18.0 million in cash. As of the date of this annual report, the purchaser of this transaction has paid RMB4.8 million in cash to us and also paid RMB3.2 million directly to our suppliers and employees for paying off our accounts payable and accrued expenses, and this transaction contemplated under such business and asset transfer agreement has not been closed.

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

In May 2022, we received a letter dated May 19, 2022 from the Listing Qualifications Department of The Nasdaq Stock Market LLC, or the Listing Qualifications Department, notifying us that (i) we were not in compliance with the continued listing requirements set forth in Nasdaq Listing Rule 5250(c)(1) because we did not timely file our annual report on Form 20-F for the fiscal year ended December 31, 2021, (ii) the due date for us to submit a plan to regain compliance is July 18, 2022, and (iii) if the Nasdaq accepts the compliance plan, the applicable cure period for us to regain compliance expires on November 14, 2022. We submitted our plan to regain compliance as required to the Listing Qualifications Department on July 15, 2022.

In June 2022, we received another letter dated June 2, 2022 from the Listing Qualifications Department, notifying us that (i) we were below compliance standards due to the trading price of our ADSs set forth in Nasdaq Listing Rule 5450(a)(1), and (ii) the applicable cure period for us to regain compliance expires on November 29, 2022.

In July 2022, we adopted significant adjustments to our business strategy for sustainability, including the shutdown of our on-demand DMW retail business and staff optimization. Subsequently, we also decided to shut down the Next-Day Delivery BU. These idled businesses contributed approximately 90% of our total net revenue for the years ended December 31, 2020, 2021 and 2022. As of the date of this annual report, it is still uncertain if and when we will restart the on-demand DMW retail business.

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

In October 2022, we received a notification letter dated October 31, 2022 from the Listing Qualifications Department, notifying us that we have regained compliance with the Nasdaq continued listing standards for trading price of our ADSs set forth in Nasdaq Listing Rule 5450(a)(1).

In December 2022, we received a letter dated December 5, 2022 from the Listing Qualifications Department, notifying us that (i) we no longer satisfied the $10 million stockholders’ equity requirement for continued listing on The Nasdaq Global Market, as set forth in the Nasdaq Listing Rule 5450(b)(1)(A), or the Stockholders’ Equity Rule, and that (ii) we were granted a 45-day period, through January 19, 2023, to submit a plan to regain compliance with that requirement or one of the alternative listing standards. After we submitted our compliance plan on January 19, 2023, the Listing Qualifications Department granted us an extension to regain compliance with that requirement, through June 5, 2023. We failed to regain compliance with the stockholders’ equity requirement by June 5, 2023. As a result, we received a letter dated June 6, 2023 from the Listing Qualifications Department, notifying us that the Listing Qualifications Department had determined to delist our ADSs from Nasdaq unless we timely requests a hearing before the Nasdaq Hearing Panel.

In May 2023, we received a letter dated May 18, 2023 from the Listing Qualifications Department, notifying us that we were not in compliance with the continued listing requirements set forth in Nasdaq Listing Rule 5250(c)(1) because we did not timely file our annual report on Form 20-F for the fiscal year ended December 31, 2022. The Listing Qualifications Department’s June 6, 2023 letter indicated that we should address the concern of filing delinquency with the Nasdaq Hearing Panel. In June 2023, we received another letter dated June 14, 2023 from the Listing Qualifications Department, notifying us that (i) we were below compliance standards due to the trading price of our ADSs set forth in Nasdaq Listing Rule 5450(a)(1), and (ii) the applicable cure period for us to regain compliance expires on December 12, 2023.

On June 13, 2023, we requested a hearing before the Nasdaq Hearing Panel pursuant to the Listing Qualifications Department’s June 6, 2023 letter and we presented our plan to remedy our deficiencies to the Panel on August 3, 2023. However, there can be no assurance that the Nasdaq Hearing Panel will grant our request for continued listing or that we will be able to evidence compliance with the applicable listing criteria within any extension of time that may be granted by the Panel following the hearing.

As part of our further business strategy adjustment, we terminated the intelligent fresh market business and the retail cloud business in March 2023.

In August 2023, we entered into two share purchase agreements with two investors. Under one of the share purchase agreements, the investor agrees to subscribe 3,000,000,000 Class B ordinary shares of our company at a purchase price of US$15.0 million, subject to the satisfaction of certain closing conditions, and the transaction is planned to be closed within two business days after the signing of the share purchase agreement. As of the date of this annual report, we have not received any payment under this share purchase agreement. Under the other share purchase agreement, the investor agrees to subscribe 2,400,000,000 Class B ordinary shares of our company at a purchase price of US$12.0 million, subject to the satisfaction of certain closing conditions, and the transaction is planned to be closed within 45 business days after the satisfaction or waiver of closing conditions or at such other time agreed in writing by the relevant parties. As of the date of this annual report, we have not received any payment under this share purchase agreement. Both investors have agreed to irrevocably and fully delegate the voting rights of all shares issued pursuant to corresponding share purchase agreements to Mr. Zheng Xu, our chairman of the board of directors and chief executive officer. Subsequent to the entry of these share purchase agreements in August 2023, we entered into another share purchase agreement with Mejoy Infinite Limited and its shareholder to purchase all ordinary shares of Mejoy Infinite Limited held by its shareholder at a total consideration of US$12.0 million in cash. Upon the closing of this acquisition, Mejoy Infinite Limited will become one of our wholly owned subsidiaries and we will start to provide customized digital marketing solutions and services by leveraging our extensive market know-how on the online marketing and the ecommerce industry. We will help our clients deliver their online marketing campaigns to engage their target customers and facilitate a higher growth of our clients’ businesses. As of the date of this annual report, this acquisition has not been closed. Furthermore, we are also planning to consummate a debt restructuring. We are exposed to risks associated with the potential debt restructuring. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We are exposed to risks associated with the potential debt restructuring.”

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

B.Business Overview

We are an innovator in China’s neighborhood retail industry. Our businesses started in October 2014 by launching on-demand DMW retail business. To further digitalize the neighborhood retail industry end-to-end, we launched our intelligent fresh market business in the second half of 2020 and started our retail cloud business initiative in 2021. Since July 2022, we have adopted a series of significant adjustments to our business strategy for sustainability, including the shutdown of our on-demand DMW retail business, staff optimization, the shutdown of the Next-Day Delivery BU, the termination of our intelligent fresh market business and our retail cloud business. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We adopted significant business strategy adjustments in July 2022 and continued to make business strategy adjustments since then. These business strategy adjustments may not be successful ultimately.”

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

We prioritized building Retail AI Network, our proprietary technology platform, with our technology and data-driven mindset to improve user experience, optimize operational efficiency and increase scale. After over five years of iteration, in 2021, our proprietary Retail AI Network automated over 90% of the decisions in inventory replenishment, procurement and promotional pricing.

We pioneered the intelligent fresh market business model. Our intelligent fresh market business aimed to optimize the fresh market shopping experience without detracting from fresh market’s unique appeal. We converted fresh markets into smart fresh malls by (i) reconfiguring the floor plan, improving the business mix and introducing new service offerings; (ii) providing merchants with SaaS-based service package including electronic payment, online marketing, CRM tools and business planning, and (iii) through our SaaS-based service packages, helping merchants at our intelligent fresh markets manage offline private traffic and realize additional monetization. We generated revenue from rent collected from individual merchants, annual fee or commission based on gross merchandise volume of our intelligent Merchant SaaS product, commission fees collected from online e-commerce business and other value added services. As part of our further business strategy adjustment, we terminated our intelligent fresh market business in March 2023.

We platformized our pioneering business model and proprietary Retail AI Network through our retail cloud business initiative. We provided business partners and other enterprises with by providing business partners and other enterprises with digitalized operations, omni channel operations capabilities and smart merchandising. As part of our further business strategy adjustment, we terminated our retail cloud business in March 2023.

Our total net revenues increased from RMB6,130.4 million in 2020 to RMB6,951.5 million in 2021, and decreased to RMB2,761.3 million (US$400.4 million) in 2022. We incurred a net loss of RMB1,649.2 million, RMB3,849.8 million and RMB1,523.6 million (US$220.9 million) in 2020, 2021 and 2022, respectively.

In the future, we plan to focus on providing digital marketing solutions services and the private label product retail business, leveraging our extensive market know-how on the ecommerce industry and the grocery supply chain. To achieve this goal, in January 2023, we launched our private label products to meet the emerging needs of consumers. However, it is uncertain whether our business strategy adjustments will be successful ultimately. For the relevant uncertainties and risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We adopted significant business strategy adjustments in July 2022 and continued to make business strategy adjustments since then. These business strategy adjustments may not be successful ultimately.”

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

Historically, fresh produce sales had been a major component, but over the years we expanded our offerings to include more SKUs with a more diversified portfolio of products. As previously disclosed in the Form 6-K furnished with the SEC on July 29, 2022, we had to adopt significant adjustments to our business strategy for sustainability, including a shutdown of our on-demand DMW retail business and staff optimization.

Our New Business Initiatives

We adjusted our business strategy and plan to focus on providing digital marketing solutions services and the private label product retail business, leveraging our extensive market know-how on the grocery supply chain. To achieve this goal, in January 2023, we launched our private label products, which focusing on high protein food, such as beef to meet the emerging needs of customers. We have entered into cooperation agreements with some third-party e-commerce platforms, such as JD, to sell our private label products to consumers on these platforms.

In August 2023, we entered into a share purchase agreement with Mejoy Infinite Limited and its shareholder to purchase all ordinary shares of Mejoy Infinite Limited held by its shareholder at a total consideration of US$12.0 million in cash (the “Share Purchase Agreement for Business Acquisition”). Pursuant to the Share Purchase Agreement for Business Acquisition, the closing of transactions contemplated thereunder should happen within 45 business days after the satisfaction or waiver of closing conditions or at such other time agreed in writing by the relevant parties. Upon the closing of the Share Purchase Agreement for Business Acquisition, we will start to provide customized digital marketing solutions and services by leveraging our extensive market know-how on the online marketing and the ecommerce industry. We will help our clients deliver their online marketing campaigns to engage their target customers and facilitate a higher growth of our clients’ businesses. As of the date of this annual report, the transactions contemplated pursuant to the Share Purchase Agreement for Business Acquisition have not been closed yet.

Our Intelligent Fresh Market Business

Our intelligent fresh market business aimed to optimize the fresh market shopping experience without detracting from fresh market’s unique appeal. We converted fresh markets into smart fresh malls by (i) reconfiguring the floor plan, improving the business mix and introducing new service offerings; (ii) providing merchants with SaaS-based service package including electronic payment, online marketing, CRM tools and business planning, and (iii) through our SaaS-based service packages, helping merchants at our intelligent fresh markets manage offline private traffic and realize additional monetization. We generated revenue from rent collected from individual merchants, annual fee or commission based on gross merchandise volume of our intelligent Merchant SaaS product, commission fees collected from online e-commerce business and other value-added services. Our participation helped the fresh market merchants further embrace the trend of online and offline integration, digitalization and intelligentization and achieve lower cost and higher operating efficiency. As of December 31, 2022, we had entered into contracts to operate 12 fresh markets in China. As part of our business strategy adjustment, we terminated our intelligent fresh market business in March 2023.

Our Retail Cloud Services Business Initiative

Our technological capacity and infrastructure are naturally appealing to third parties who want to engage in online retail and digital operations. Leveraging the significant scale of our business, cutting-edge Retail AI Network, and AI capabilities from years of operation, we started our retail cloud business initiative in 2021 to provide business partners and other enterprises, starting from supermarkets, with a cloud and AI-based SaaS. To offer value-added services and share resources with different players, our retail cloud SaaS provided business tools to manage all aspects of their businesses, including omni-channel marketing, private traffic, merchandising, supply chain, fulfillment, DMW and operational optimization. As part of our business strategy adjustment, we terminated our retail cloud business in March 2023.

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

As of December 31, 2022, we had 177 authorized patents, including 104 inventions, 34 utility models and 39 designs. As of December 31, 2022, we also had 52 computer software copyrights in China relating to various aspects of our operations, 463 trademark registrations in China and 24 trademark registrations outside China. As of December 31, 2022, we had registered 21 domain names, including www.missfresh.cn, among others.

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

Seasonality

In 2022, we experienced seasonality in our business, reflecting a combination of traditional retail seasonality patterns and new patterns associated with neighborhood retail in particular. For example, we experienced fluctuations in user traffic and purchase orders during weekends, national holidays, promotional seasons such as November 11th. Overall, the historical seasonality of our business has been relatively mild and may increase further in the future. With our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Insurance

We maintain certain insurance policies to safeguard against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance and medical insurance for our employees. However, certain of our subsidiaries in Beijing, Shanghai, Shenzhen, Qingdao, Hangzhou and Tianjin, such as Beijing Missfresh E-Commerce Co., Ltd., Qingdao Missfresh E-Commerce Co., Ltd., Shanghai Missfresh E-Commerce Co., Ltd. And Shenzhen Missfresh E-Commerce Co., Ltd., have applied for extension of the payment for certain social security insurance to the end of December 2023 for certain of our former employees, and such applications have been approved by the relevant government authorities.

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, and Special Entry Management Measures (Negative List) for the Access of Foreign Investment in Pilot Free Trade Zones (2021 Version) especially for the investment activities in the Pilot Free Trade Zones in PRC, which both were promulgated by the NDRC and MOFCOM and took effect on January 1, 2022 and the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, which was promulgated by the NDRC and MOFCOM on October 26, 2022 and took effect on January 1, 2023. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

Regulation Related to Online Trading

On August 31, 2018, the National People’s Congress promulgated the PRC E-Commerce Law, which became effective on January 1, 2019, and aims to regulate the e-commerce activities conducted within the territory of the PRC. Pursuant to the E-Commerce Law, (i) sale of goods or provision of services by e-commerce business operators shall comply with the requirements for protection of personal safety and property security and the requirements for environmental protection; goods or services prohibited by laws and regulations from being traded shall not be sold or provided online; (ii) e-commerce business operators shall display, prominently and continuously on their homepage, their business licence information, administrative licensing information relating to their business operation, or hyperlinks of the aforesaid information; (iii) e-commerce business operators collecting and using personal information of their users shall comply with the provisions of laws and regulations on protection of personal information; and (iv) e-commerce business operators bundling goods or services shall highlight prominently to consumers’ attention, and shall not put the bundled goods or services as default option.

An e-commerce business operator may be subject to warnings and fines up to RMB500,000 where it violates the above provisions.

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

In January 6, 2017, the SAMR promulgated the Interim Measures for Seven-day Unconditional Return of Online Purchased Goods, which became effective on March 15, 2017 and amended on October 23, 2020, to guarantee the implementation of the seven-day unconditional return of goods provided for by PRC Consumer Protection Law, protect the legitimate rights and interests of consumers and promote the sound development of E-commerce.

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

The PRC Agricultural Product Quality Safety Law promulgated by the National People’s Congress which was latest amended on September 2, 2022 and effective on January 1, 2023, and Measures for the Supervision and Administration of Marketing of Edible Agricultural Products promulgated by the State Food and Drug Administration of the PRC on January 5, 2016 and effective on March 1, 2016, both applies to the agricultural production and sale activities in the PRC. Pursuant to these law and measures, agricultural products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce agricultural products in any areas considered unsuitable for production of certain agricultural products. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of agricultural products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury or damage of property, the victim may claim compensation from the agricultural product wholesale market, the manufacturer or the seller of the agricultural product.

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

The Measures for Administration of Internet Advertising regulating the internet-based advertising activities, were promulgated by on February 25, 2023 and will be effective on May 1, 2023. According to these measures, advertising operators and publishers of internet advertisement must examine, verify and record identity information, such as name, unified social credit code or ID card number, address and contact information, of advertisers, and creating advertisement archives and updating on a regular basis, which shall be kept for at least three years. Moreover, advertising operators and publishers must examine supporting documents provided by advertisers and verify the contents of the advertisements before publishing. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and publishers must refrain from providing design, production, agency or publishing services. These measures also prohibit publishing and sending advertisements by means of Internet to affect the normal internet access by users; inserting advertisements ranked under competitive bidding in the search results of government service websites, webpages, internet applications, official media accounts etc. Moreover, without the consent or request of users, or with explicit refusal by users, it is not allowed to send internet advertisements to their vehicles, navigation equipment or intelligent home appliances, or to attach advertisements or advertising links to the emails or internet instant messages sent by users. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information.

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

On November 7, 2016, the National People’s Congress Standing Committee promulgated the Cyber Security Law which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cyber Security Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling of security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cyber Security Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On September 14, 2022, the CAC released the Notice on Seeking Public Comments on the Decision on Amending the Cyber Security Law of the People’s Republic of China (Draft for Public Comments), which would impose more stringent legal liabilities and raise the upper limit of monetary fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cyber Security Law to RMB50 million or 5% of the company’s total sales from the previous year.

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

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly promulgated the Cybersecurity Review Measures, or the Review Measures, which became effective from February 15, 2022. The Review Measures replaced its previous version promulgated on April 13, 2020. According to the Review Measures, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The aforesaid operators shall file for a cybersecurity review with Cybersecurity Review Office under the CAC if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. Cybersecurity reviews focus on assessing the following national security risks factors associated with relevant objects or circumstances: (i) the risk of illegal control, interference or destruction of critical information infrastructure, arising from the purchase and utilization of network products and services; (ii) the harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of network products and services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with the PRC laws, administrative regulations and ministry rules of the suppliers of network products and services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country; (vi) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the network information security risk in relation to listing abroad; and (vii) other factors that may harm critical information infrastructure, cyber security and/or data security.

Furthermore, on July 7, 2022, the CAC released the Measures on Security Assessment of Cross-border Data Transfer, which took effect from September 1, 2022. Such measures requires that any data processor which exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) any important data will be provided overseas by a data processer; (ii) any personal information will be provided overseas by an operator of critical information infrastructure or a data processor processing personal information of more than one million individuals; (iii) any personal information will be provided overseas by a data processor processing the personal information of more than 100,000 individuals or the sensitive personal information of more than 10,000 individuals on a cumulative basis since January 1 of the previous year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. The Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things: (i) in relation to the overseas listing activities of PRC enterprises, the PRC enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies or securities service providers and overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC.

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

Trademark

Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the SAMR. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, amended on October 28, 2008, April 23, 2019 and April 29, 2021, as well as other relevant detailed fire prevention regulations, require that premises of warehouses must either obtain a fire safety assessment permit or complete a fire safety filing. Also, according to the Provisions on Administration of Construction Permit of Construction Projects, which was promulgated by the Ministry of Housing and Urban-Rural Development on June 25, 2014 and most recently amended on March 30, 2021, a construction project with an investment amount less than RMB300,000 or a construction area of less than 300 square meters is exempted from the requirement of a construction permit. Further, according to the Eight Measures in Deepening Reform and Supporting Economic and Society Development promulgated by the Ministry of Public Security on August 12, 2015, a construction project with an investment amount less than RMB300,000 or a construction area of less than 300 square meters, or other threshold with respect to the investment amount or construction area as otherwise determined by the provincial authority of housing and urban-rural development is exempted and released from the requirements of fire protection design and fire safety filing.

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

Regulation on Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are required to make record filings with the NDRC or the local branch of the NDRC respectively. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with MOFCOM or a local branch of MOFCOM. The Notice of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012, last amended on December 30, 2019, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference held for these new regulations, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC when subsequent matters such as refinancing are involved. The Overseas Listing Trial Measures also provides that subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be filed with the CSRC within three business days after the offering is completed.

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

Pursuant to the Anti-Monopoly Law and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

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

C.Organizational Structure

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
D.Property, Plant and Equipment

As of December 31, 2022, we operated our business through over 17 leased properties in China. Currently, our leased properties in China primarily serve as our offices and DMWs that we previously operated. We believe that there is sufficient supply of properties in China and we do not rely on the existing leases for our business operations.

As of December 31, 2022, we had one leased office in Beijing with a gross floor area of approximately 318 square meters.

We shut down our on-demand DMW retail business in July 2022. As of December 31, 2022, our leases for 12 DMWs in China were still effective. As of December 31, 2022, our leased DMW properties had a total gross floor area of approximately 5,093 square meters, ranging from a gross floor area of approximately 260 square meters to 657 square meters. As of December 31, 2022, the relevant lease agreements had lease expiration dates ranging from January 9, 2023 to September 19, 2025. We expect to terminate those leases for DMWs in the foreseeable future.

We terminated our intelligent fresh market business in March 2023. As of March 31, 2023, we terminated all operating contracts and relevant leases for fresh markets.

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

A.Operating Results

Overview

We are an innovator in China’s neighborhood retail industry. Our businesses started in October 2014 by launching on-demand DMW retail business. To further digitalize the neighborhood retail industry end-to-end, we launched our intelligent fresh market business in the second half of 2020 and started our retail cloud business initiative in 2021. In 2022, we adopted a series of significant adjustments to our business strategy for sustainability, including a shutdown of our on-demand DMW retail business, staff optimization, and a shutdown of the Next-Day Delivery BU. The on-demand DMW retail business and the Next-Day Delivery BU contributed approximately 90% of our total net revenue and total cost of revenue for the years ended December 31, 2020, 2021 and 2022, and therefore these significant adjustments to our business strategy have resulted in a material and adverse impact on our business, financial performance, reputation and prospect. In March 2023, we terminated the intelligent fresh market business and the retail cloud business as part of our further business strategy adjustment, to focus on our private label product retail business newly launched in January 2023. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We adopted significant business strategy adjustments in July 2022 and continued to make business strategy adjustments since then. These business strategy adjustments may not be successful ultimately.”

Our total net revenues increased from RMB6,130.4 million in 2020 to RMB6,951.5 million in 2021, and decreased to RMB2,761.3 million (US$400.4 million) in 2022. We incurred a net loss of RMB1,649.2 million, RMB3,849.8 million and RMB1,523.6 million (US$220.9 million) in 2020, 2021 and 2022, respectively.

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

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company-specific factors, including the following major factors:

●	our ability to implement new strategic initiatives for business restructuring;
●	our ability to position our products and manage product supply chain;
●	our ability to improve our operating efficiency; and
●	our ability to attract, train and retain talents.

Our ability to implement new strategic initiatives for business restructuring

In our effort to digitalize the neighborhood retail industry, we have launched our private label product retail. See “Item 4. Information on the Company—B. Business Overview—Our New Business Initiatives” for a more detailed description.

In the future, we plan to focus on providing digital marketing solutions services and the private label product retail business, leveraging our extensive market know-how on the ecommerce industry and the grocery supply chain. To achieve this goal, we may launch additional business initiative from time to time. Our ability to execute the new business strategies and our development on these new strategic initiatives are expected to impact our financial performance as a whole.

Our ability to position our products and manage product supply chain

As our new business strategy involves the development of our private label products, our ability to position our products and develop high-quality products categories is critical to our success. Supported by our deep consumer insights, we are well-positioned to develop and deliver high quality products to target consumers, who favor high quality grocery experience in the progress of the consumption upgrade. Our ability to successfully develop private label products depends on our product mix and the quality of products that we offer. Having a broad and attractive product mix and keeping the high quality of our products help us to maintain the popularity of our brands, increases consumer loyalty and encourages consumer purchases. In addition, our partnerships with a selected group of suppliers and producers are critical to our success in developing our private label products.

Our ability to improve our operating efficiency

Our results of operations depend in part on our ability to improve our operating efficiency, including effective sales and marketing strategy. Our new business initiative involve different types of sales channels and platforms as our customers. We believe our strong relationships with these top sales channels and platforms, which we have accumulated over years, laid a solid foundation for the development of our new business.

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

Impact of COVID-19

The COVID-19 pandemic has had, and, together with any subsequent outbreaks driven by new variants of COVID-19, such as Omicron may continue to have, an adverse impact on our operations and financial performance. In China, business activities have largely resumed, government emergency measures have been significantly relaxed, and the general economy is gradually recovering. Recently, there has been an increasing number of COVID-19 cases, including outbreaks driven by variants of COVID-19, such as Omicron in multiple cities in China. The extent to which the COVID-19 pandemic may continue to affect our operations and financial performance will depend on future developments, which are highly uncertain and cannot be predicted. See also “Item 3. Key Information—D. Risk Factors —Risks Relating to Our Business and Industry—Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in mainland China.”

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

The following table sets forth the breakdown of our net revenues, in amounts and as percentages of net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Sales of products (formerly known as sales of products through online platforms)	5,999,675	97.9	6,786,056	97.6	2,645,775	383,601	95.8
Other revenues	130,762	2.1	165,479	2.4	115,529	16,750	4.2
Total net revenues	6,130,437	100.0	6,951,535	100.0	2,761,304	400,351	100.0

Our sales of products grew significantly from 2020 to 2021 and then experienced a significant decrease in 2022, primarily due to the shutdown of our on-demand DMW retail business in 2022.

Cost of Revenues

The following table sets forth our cost of revenues for each of the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	4,940,016	6,131,038	2,180,853	316,194

Our cost of revenues consists primarily of our purchase price of products sold, inbound shipping charges, and write-downs of disposed inventory. In 2020, 2021 and 2022, our purchase price of products sold was the largest component of our cost of revenues, amounting to RMB4,743.1 million, RMB5,781.0 million and RMB1,627.5 million (US$236.0 million), respectively. Shipping charges to receive products from suppliers are included in inventories and recognized as cost of revenues upon sale of products to consumers. Our cost of revenues significantly decreased in 2022, as a result of the shut-down of our on-demand DMW retail business.

Operating Expenses

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Fulfillment expenses	1,576,944	55.6	2,121,370	45.3	733,369	106,329	38.9
Sales and marketing expenses	589,192	20.8	903,345	19.3	138,891	20,137	7.4
General and administrative expenses	298,775	10.5	911,150	19.5	840,695	121,889	44.5
Technology and content	369,432	13.0	745,904	15.9	174,485	25,298	9.2
Total operating expenses	2,834,343	100.0	4,681,769	100.0	1,887,440	273,653	100.0

Our fulfillment expenses primarily consist of (i) expenses relating to product delivery and warehouse operation; (ii) rental and depreciation expenses of DMWs and quality control centers; and (iii) expenses charged by third-party platforms and payment processing platforms. In 2020, 2021 and 2022, expenses relating to product delivery and warehouse operation were the largest component of our fulfillment expenses, amounting to RMB941.0 million, RMB1,387.7 million and RMB665.1 million (US$96.4 million), respectively.

Our sales and marketing expenses primarily consist of (i) advertising and marketing promotion expenses; and (ii) personnel costs for sales and marketing. In 2020, 2021 and 2022, advertising and marketing promotion expenses were the largest component of our sales and marketing expenses, amounting to RMB394.9 million, RMB632.3 million and RMB40.1 million (US$5.8 million), respectively.

Our general and administrative expenses primarily consist of (i) personnel costs for general corporate functions, inclusive of share-based awards; (ii) costs associated with general corporate functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses; and (iii) expenses associated with the shutdown of our on-demand DMW retail business in July 2022, such as losses on assets. In 2020 and 2021, personnel costs for general corporate functions were the largest component of our general and administrative expenses, amounting to RMB194.2 million and RMB731.6 million, respectively. In 2022, expenses associated with the shutdown of our on-demand DMW retai1 business were the largest component of our general and administrative expenses, amounting to RMB416.4 million (US$60.4 million)

Technology and content expenses primarily consist of (i) personnel cost for employees involved in designing, developing and maintaining technology platform, including share-based awards, and (ii) technology infrastructure costs, including bandwidth and data center costs, rentals, utilities and other expenses necessary to support our internal and external business. Technology and content expenses are expensed as incurred. In 2020, 2021 and 2022, personnel costs for the design, development and maintenance of technology platform were the largest component of our technology and content expenses, amounting to RMB282.2 million, RMB682.4 million and RMB90.0 million (US$13.0 million), respectively.

Our operating expenses significantly decreased in 2022, as a result of the shut-down of our on-demand DMW retail business.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with China. According to the arrangement between the Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if such Hong Kong resident enterprise owns directly at least 25% of the shares of the FIE). We did not record any dividend withholding tax, as it has no retained earnings for the years ended December 31, 2020, 2021 and 2022.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage data)
Net revenues:
Sales of products (formerly known as Sales of products through online platforms)	5,999,675	97.9	6,786,056	97.6	2,645,775	383,601	95.8
Other revenues	130,762	2.1	165,479	2.4	115,529	16,750	4.2
Total net revenues	6,130,437	100.0	6,951,535	100.0	2,761,304	400,351	100.0
Cost and operating expenses: (1)
Cost of revenues	(4,940,016)	(80.6)	(6,131,038)	(88.2)	(2,180,853)	(316,194)	(79.0)
Fulfillment expenses	(1,576,944)	(25.7)	(2,121,370)	(30.5)	(733,369)	(106,329)	(26.6)
Sales and marketing expenses	(589,192)	(9.6)	(903,345)	(13.0)	(138,891)	(20,137)	(5.0)
General and administrative expenses	(298,775)	(4.9)	(911,150)	(13.1)	(840,695)	(121,889)	(30.4)
Technology and content	(369,432)	(6.0)	(745,904)	(10.7)	(174,485)	(25,298)	(6.3)
Total cost and operating expenses	(7,774,359)	(126.8)	(10,812,807)	(155.5)	(4,068,293)	(589,847)	(147.3)
Loss from operations	(1,643,922)	(26.8)	(3,861,272)	(55.5)	(1,306,989)	(189,496)	(47.3)
Other income, net	23,431	0.4	1,263	0.0	1,464	212	0.1
Change in fair value of option and embedded conversion feature	5,216	0.1	79,386	1.1	—	—	—
Interest expense, net and changes in fair value of short-term investments	(33,119)	(0.5)	(68,893)	(1.0)	(216,141)	(31,338)	(7.8)
Investment loss, net	(780)	(0.0)	(287)	(0.0)	(1,800)	(261)	(0.1)
Loss before income tax expenses	(1,649,174)	(26.9)	(3,849,803)	(55.4)	(1,523,466)	(220,883)	(55.2)
Income tax expenses	—	—	(35)	(0.0)	(98)	(14)	(0.0)
Net loss	(1,649,174)	(26.9)	(3,849,838)	(55.4)	(1,523,564)	(220,897)	(55.2)
(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
General and administrative expenses	15,939	367,498	29,089	4,217
Research and development expenses	43,537	386,035	62,972	9,130
Fulfilment expenses	—	8,102	39	6
Selling and marketing expenses	—	48,543	(733)	(106)
Total	59,476	810,178	91,367	13,247

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenues

Our net revenues decreased by 60.3% from RMB6,951.5 million in 2021 to RMB2,761.3 million (US$400.4 million) in 2022, which was primarily due to a decrease in our sales of products.

Our sales of product decreased by 61.0% from RMB6,786.1 million in 2021 to RMB2,645.8 million (US$383.6 million) in 2022, primarily due to the shutdown of our on-demand DMW retail business in July 2022.

Our other revenues decreased by 30.2% from RMB165.5 million in 2021 to RMB115.5 million (US$16.8 million) in 2022, which was primarily due to a decrease in membership fees we charged to consumers that joined our Missfresh membership program and sale of products through our “convenience go” vending machines after our significant business strategy adjustments since July 2022.

Cost and operating expenses

Our total cost and operating expenses decreased by 65.2% from RMB10,812.8 million in 2021 to RMB3,758.8 million (US$545.0 million) in 2022.

Cost of revenues

Our cost of revenues decreased by 64.4% from RMB6,131.0 million in 2021 to RMB2,180.9 million (US$316.2 million) in 2022, which was primarily due to the decrease in total net revenues.

Fulfillment expenses

Our fulfillment expenses decreased by 65.4% from RMB2,121.4 million in 2021 to RMB733.4 million (US$106.3 million) in 2022, which was primarily due to the decrease in the number of orders fulfilled and the decrease in headcount of product delivery, warehouse operations, quality control and customer service staff.

Sales and marketing expenses

Our sales and marketing expenses decreased by 84.6% from RMB903.3 million in 2021 to RMB138.9 million (US$20.1 million) in 2022, which was primarily due to a decrease in advertising expense from RMB623.3 million in 2021 to RMB40.1 million (US$5.8 million) in 2022 as a result of the shutdown of our on-demand DMW retail business in July 2022.

General and administrative expenses

Our general and administrative expenses decreased by 7.7% from RMB911.2 million in 2021 to RMB840.7 million (US$121.9 million) in 2022, which was primarily due to (i) a decrease in personnel costs from RMB731.6 million in 2021 to RMB210.2 million (US$30.4 million) in 2022 as a result of the staff optimization as part of our significant business strategy adjustments since July 2022 and (ii) a increase in expenses associated with the shutdown of our on-demand DMW retail business from RMB10.0 million in 2021 to RMB416.4 million (US$60.4 million) in 2022.

Technology and content

Our technology and content expenses decreased by 76.6% from RMB745.9 million in 2021 to RMB174.5 million (US$25.3 million) in 2022, which was primarily due to the staff optimization as part of our significant business strategy adjustments since July 2022.

Loss from operations

As a result of the foregoing, our loss from operations decreased by 66.2% from RMB3,861.3 million in 2021 to RMB1,307.0 million (US$189.5 million) in 2022.

Other income, net

We recorded other income, net of RMB1.3 million in 2021 and RMB1.5 million (US$0.2 million) in 2022.

Change in fair value of option and embedded conversion feature

We recorded change in fair value of option and embedded conversion feature of RMB79.4 million in 2021, which primarily reflected the termination of convertible promissory note due to the redemption in 2021. We recorded change in fair value of option and embedded conversion feature of nil in 2022.

Interest expense, net and changes in fair value of short-term investments

Our interest expense, net and changes in fair value of short-term investments increased from RMB68.9 million in 2021 to RMB216.1 million (US$31.3 million) in 2022. The increase was primarily due to the change in fair value of short-term investments.

Net loss

As a result of the foregoing, our net loss decreased from RMB3,849.8 million in 2021 to RMB1,523.6 million (US$220.9 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenues

Our net revenues increased by 13.4% from RMB6,130.4 million in 2020 to RMB6,951.5 million in 2021, which was primarily due to the increase in our sales of products (formerly known as sales of products through online platforms).

Our sales of product increased by 13.1% from RMB5,999.7 million in 2020 to RMB6,786.1 million in 2021, primarily due to an increase in the number of orders fulfilled and an increase in the revenue generated from our supply chain business.

Our other revenues increased by 26.5% from RMB130.8 million in 2020 to RMB165.5 million in 2021, which was primarily due to an increase in sales of products through our “convenience go” vending machine business and an increase in the revenue generated from our membership program.

Cost and operating expenses

Our total cost and operating expenses increased by 39.1% from RMB7,774.4 million in 2020 to RMB10,812.8 million in 2021.

Cost of revenues

Our cost of revenues increased by 24.1% from RMB4,940.0 million in 2020 to RMB6,131.0 million in 2021, which was primarily due to the increase in total net revenues.

Fulfillment expenses

Our fulfillment expenses increased by 34.5% from RMB1,576.9 million in 2020 to RMB2,121.4 million in 2021, which was primarily due to the increase in the number of orders fulfilled and the increase in headcount of product delivery, warehouse operations, quality control and customer service staff to further enhance fulfillment capabilities.

Sales and marketing expenses

Our sales and marketing expenses increased by 53.3% from RMB589.2 million in 2020 to RMB903.3 million in 2021, which was primarily due to increased advertising expense of RMB632.3 million compared to RMB394.9 million in the same period of 2020 as a result of our increased efforts to acquire new customers and retain existing customers.

General and administrative expenses

Our general and administrative expenses increased by 205.0% from RMB298.8 million in 2020 to RMB911.2 million in 2021, which was primarily due to the increase in share-based compensation associated with our general and administrative staff, recognized upon the completion of the IPO in June 2021, and the increase in the headcount of management staff for new business initiatives.

Technology and content

Our technology and content expenses increased by 101.9% from RMB369.4 million in 2020 to RMB745.9 million in 2021, which was primarily due to the increase in share-based compensation associated with our technology and content staff, recognized upon the completion of the IPO in June 2021.

Loss from operations

As a result of the foregoing, our loss from operations increased by 134.9% from RMB1,643.9 million in 2020 to RMB3,861.3 million in 2021.

Other income, net

Other income, net decreased from RMB23.4 million in 2020 to RMB1.3 million in 2021, which was primarily due to the decrease in the foreign exchange loss resulting from our US$ denominated debts as RMB appreciated against US$.

Change in fair value of option and embedded conversion feature

The change in fair value of option and embedded conversion feature increased from RMB5.2 million in 2020 to RMB79.4 million in 2021, which was primarily due to the termination of the unexercised conversion right of convertible notes and the termination of unexercised options in 2021.

Interest expense, net and changes in fair value of short-term investments

We had interest expense, net and changes in fair value of short-term investments of RMB33.1 million in 2020 and RMB68.9 million in 2021. The increase was primarily due to an increase in the fair value of our short-term investment.

Investment loss, net

Our investment loss, net increased from RMB0.8 million in 2020 to RMB0.3 million in 2021, which was primarily due to the change in the fair value of our short-term investments.

Net loss

As a result of the foregoing, our net loss increased from RMB1,649.2 million in 2020 to RMB3,849.8 million in 2021.

Selected Balance Sheet Items

Inventories

Our inventories mainly include purchased grocery items in connection with the sales of products through online platforms. As of December 31, 2020, 2021 and 2022, our inventories, net, were RMB173.7 million, RMB149.5 million and nil, respectively. Our inventory turnover days were 12, 10 and 12 days in 2020, 2021 and 2022, respectively. Our inventory turnover days for a given period equal to average balances of inventories at the beginning and the end of the period divided by cost of revenues during the period and then multiplied by the number of days during the period.

Accounts payable

Our accounts payable consist of accounts payable to our suppliers, outsourced delivery companies and marketing service providers. As of December 31, 2020, 2021 and 2022, our accounts payable were RMB1,088.4 million, RMB1,605.7 million and RMB1,304.7 million (US$189.2 million), respectively. Our accounts payable turnover days were 72, 79 and 241 days in 2020, 2021 and 2022, respectively. Since the shutdown of our on-demand DMW retail business, our cost of revenues, fulfillment expenses relating to product delivery and warehouse operation and advertising expenses significantly reduced in 2022 and we ceased to make payments to our suppliers, outsourced delivery companies and marketing service providers, which resulted in a significant increase of accounts payable turnover days. Accounts payable turnover days for a given period equal to average accounts payable at the beginning and the end of the period divided by total of cost of revenues, fulfillment expenses relating to product delivery and warehouse operation and advertising expenses during the period and then multiplied by the number of days during the period.

Accounts receivable

Our accounts receivable primarily include receivables from third-party market place platforms who collect the payment from customers on our behalf as well as receivables from enterprise customers, which are settled in accordance with credit term mutually agreed. Our accounts receivables turnover days were 3, 2 and 7 days in 2020, 2021 and 2022, respectively. The increase of accounts receivable turnover days in 2022 was primarily due to the shutdown of our on-demand DMW retail business in July 2022. Accounts receivables turnover days for a given period equals the average accounts receivables balances as of the beginning and the end of the period divided by total revenues during the period and then multiplied by the number of days during the period.

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

For the year ended December 31, 2020, 2021 and 2022, our revenues were primarily derived from (i) sales of product primarily through online platform such as our own “Missfresh” mobile application and mini program, and to a lesser extent, from third parties’ platforms, and through offline supply chain business, (ii) other revenues, including sales of products through convenience go business, membership services and others.

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

We recognize the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products, we reasonably estimate the possibility of return based on the historical experience. As of December 31, 2021 and 2022, liabilities for return allowance were not material to the consolidated financial statements.

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

Other revenues

For the year ended December 31, 2020, 2021 and 2022, other revenues were mainly comprised of sales of products through convenience go business, Missfresh membership service revenue and others.

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

For incentives given to a customer upon their successful referral of new customers to our platforms, we have determined that it is paying the customers for a distinct referral service. We will make assessment on the fair value of referral services provided by existing customers based on the market price for referral services provided by third party marketing service vendors. We will record the amount of these incentives granted in sales and marketing expenses to the extent of fair value for referral services received and record any excess as a deduction of revenue. The amount of incentives given to customers recorded in sales and marketing expenses were RMB40.7 million, RMB25.0 million and RMB0.3 million (US$50 thousand) for the years ended December 31, 2020, 2021 and 2022, respectively.

Contract balances

A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when we have transferred products to the consumer before payment is received or is due, and our right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as of December 31, 2020, 2021 and 2022.

A contract liability is recorded when our obligation to transfer goods to a customer has not yet occurred but for which we have received consideration from the customer. Sale of products via online platform are prepaid by the customers, before we deliver the products. We present such amounts as deferred revenue on the consolidated balance sheet. Deferred revenue related to unsatisfied performance obligations at the end of the period primarily consists of the unamortized balance of customer advance of prepaid card, which can be redeemed to purchase products on our platforms. The deferred revenues are recognized based on customers’ consumption for different products. Due to the generally short-term duration of consumption, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized for the years ended December 31, 2020, 2021 and 2022 that was included in the deferred revenue at the beginning of that year was RMB110.4 million, RMB119.2 million and RMB18.2 million (US$2.6 million), respectively.

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

	For the year ended December 31,
	2020	2021	2022
Fair value of the ordinary shares on the date of grant (US$)	2.92	1.55-3.21	0.34
Exercise price (US$)	0.01	0.0001-0.01	0.0003-0.01
Risk-free interest rate (1)	0.82%	1.12%-1.74%	1.12%-1.74%
Expected term (in years) (2)	10	10	10
Expected volatility (3)	42%	37%-46%	37%-46%
Dividend yield (4)	0%	0%	0%
(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the daily treasury long-term rate of U.S. Department of the Treasury as of the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as of the valuation dates.
(4)	The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

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

Our primary sources of liquidity have been proceeds from equity financings, short-term bank borrowings and IPO proceeds. As of December 31, 2020, 2021 and 2022, our cash and cash equivalents were RMB866.1 million, RMB1,061.0 million and RMB20.9 million (US$3.0 million), respectively. Our cash and cash equivalents consist of cash on-hand and highly liquid investments with original maturity of three months or less and are unrestricted from withdrawal or use. As of December 31, 2022, 94.9% of our cash and cash equivalents were held in RMB.

As of December 31, 2022, we had revolving lines of credit for an aggregate amount of RMB1,510.0 million (US$218.9 million) from several Chinese commercial banks. We had RMB5.0 million (US$0.7 million) outstanding under these revolving lines of credit as of December 31, 2022.

Our short-term borrowings consist of unsecured bank loan with an average interest rate of 4.8%, 3.1% and 5.6% per annum in 2020, 2021 and 2022, respectively, and a maturity of less than 12 months. As of December 31, 2020, 2021 and 2022, our short-term borrowings were RMB830.0 million, RMB936.2 million and RMB5.0 million (US$0.7 million), respectively.

We issued a convertible promissory note with an aggregate principal amount of US$27.0 million with a simple interest of 7% per annum in July 2020 and the maturity date of July 24, 2022. The convertible promissory note is convertible into certain existing and future shares of the company. Depending on the timing of the conversion, the conversion price will be determined based on issuance price of the shares to be converted into, times a pre-agreed discount or premium. In addition, we borrowed a facility loan of US$13.0 million from a financial institution. The interest should be accrued at a simple interest rate of 7.5% per annum on the outstanding loan principal, of which 7% per annum is payable annually. We should repay all outstanding loan principal, together with the accrued but unpaid interest in full on July 24, 2022. On July 10, 2021, we and ICBC International Investment Management Limited terminated the convertible note purchase agreement and the convertible promissory note after we redeemed the convertible promissory note. We have repaid all outstanding loan principal, together with the accrued interest, in full in July 2021. As of December 31, 2021 and 2022, we recorded convertible note and loan of nil.

We have been incurring losses from operations since our inception. We incurred a net loss of RMB1,649.2 million, RMB3,849.8 million and RMB1,523.6 million (US$220.9 million) in 2020, 2021 and 2022, respectively. Net cash used in operating activities was approximately RMB1,611.8 million, RMB2,589.0 million and RMB682.7 million (US$99.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We have incurred net losses, negative cash flows from operation activities and net current liabilities in prior years. If we are not able to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.” We recorded an accumulated deficit of RMB9,387.5 million, RMB13,532.8 million and RMB15,043.7 million (US$2,181.1 million) as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, our working capital was RMB1,448.4 million, RMB841.8 million in deficit and RMB1,517.1 million (US$220.0 million) in deficit, respectively. Since July 2022, we have adopted a series of significant adjustments to the business strategy for business sustainability, including a shutdown of our on-demand DMW retail business and staff optimization, a shutdown of our Next-Day Delivery BU and termination of our intelligent fresh market business and our retail cloud business. In March 2023, to fucus on our private label product retail business, which was newly launched in January 2023, we terminated the intelligent fresh market business and the retail cloud business as part of our further business strategy adjustment. As of December 31, 2022, prior to the termination of the intelligent fresh market business and the retail cloud business, the related assets, including inventory, property, equipment, right of use assets (net of corresponding lease liabilities) and intangible assets have been fully provided impairment.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Net cash used in operating activities	(1,611,788)	(2,589,040)	(682,675)	(98,980)
Net cash (used in)/provided by investing activities	(235,009)	(907,828)	581,245	84,273
Net cash provided by/(used in) financing activities	2,274,980	3,691,165	(929,966)	(134,832)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	(66,899)	(20,008)	(16,319)	(2,365)
Net increase/(decrease) in cash, cash equivalents and restricted cash	361,284	174,289	(1,047,715)	(151,904)
Cash, cash equivalents and restricted cash at beginning of the year/period	561,098	922,382	1,096,671	159,002
Cash, cash equivalents and restricted cash at end of the year	922,382	1,096,671	48,956	7,098

Operating activities

Net cash used in operating activities in 2022 was RMB682.7 million (US$99.0 million). This amount was primarily attributable to net loss of RMB1,523.6 million (US$220.9 million) in the same period, adjusted by (i) certain non-cash items, which primarily include change in fair value of short-term investments of RMB 218.1 million (US$31.6 million), proceeds on disposal of property and equipment of RMB154.0 million (US$22.3 million), impairment loss of assets of RMB131.5 million (US$19.1 million), depreciation of property and equipment of RMB100.8 million (US$14.6 million) and share-based compensation of RMB91.4 million (US$13.2 million), and (ii) changes in certain working capital accounts that affected operating cash flow, which primarily include RMB581.5 million (US$84.3 million) decrease in lease liabilities and RMB301.0 million (US$43.6 million) decrease in accounts payable, partially offset by RMB648.3 million (US$94.0 million) decrease in operating lease right-of-use assets, net and RMB204.1 million (US$29.6 million) decrease in prepayments and other current assets.

Net cash used in operating activities in 2021 was RMB2,589.0 million. This amount was primarily attributable to net loss of RMB3,849.8 million in the same period, adjusted by (i) certain non-cash items, which primarily include share-based compensation of RMB810.2 million and depreciation of property and equipment of RMB123.5 million, and (ii) changes in certain working capital accounts that affected operating cash flow, which primarily include RMB437.2 million increase in accounts payable and RMB157.3 million increase in lease liabilities, partially offset by RMB178.6 million increase in operating lease right-of-use assets and RMB79.4 million increase in prepayments and other current assets.

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

Investing activities

Net cash provided by investing activities in 2022 was RMB581.2 million (US$84.3 million), consisting primarily of RMB580.5 million (US$84.2 million) of purchase of short-term investments and RMB22.6 million (US$3.3 million) of cash paid for long-term investments, partially offset by RMB26.7 million (US$3.9 million) of purchase of property and equipment.

Net cash used in investing activities in 2021 was RMB907.8 million, consisting primarily of RMB1,417.4 million of purchase of short-term investments, RMB136.8 million of purchase of property and equipment and RMB14.7 million of cash paid for long-term investments, partially offset by RMB661.3 million of maturity of short-term investment.

Net cash used in investing activities in 2020 was RMB235.0 million, consisting primarily of RMB2,991.2 million of purchase of short-term investments, RMB69.0 million of purchase of property and equipment and RMB45.3 million of cash paid for long-term investments, partially offset by RMB2,872.1 million of proceeds from maturity of short-term investments.

Financing activities

Net cash used in financing activities in 2022 was RMB930.0 million (US$134.8 million), consisting primarily of RMB939.5 million (US$136.2 million) of repayment of short-term borrowings.

Net cash provided by financing activities in 2021 was RMB3,691.2 million, consisting primarily of RMB2,246.8 million of proceeds from issuance of convertible redeemable preferred shares, net and RMB2,242.2 million of proceeds from short-term borrowings and RMB1,621.2 million of proceeds from issuance of ordinary shares, net of issuance costs, partially offset by RMB2,169.0 million of repayment of short-term borrowings.

Net cash provided by financing activities in 2020 was RMB2,275.0 million, consisting primarily of RMB1,525.0 million of proceeds from short-term borrowings and RMB1,136.1 million of proceeds from issuance of convertible redeemable preferred shares, net, partially offset by RMB900.0 million of repayment of borrowings.

Material cash requirements

Our material cash requirements as of December 31, 2022 primarily included our capital expenditures, operating lease obligations and general operations.

In 2020, 2021 and 2022, our capital expenditures were primarily incurred for purposes of purchasing property and equipment to improve automation and efficiency of our DMW network and other warehouse operations. Our capital expenditures were RMB69.0 million, RMB136.8 million and RMB26.7 million (US$3.9 million) in 2020, 2021 and 2022, respectively.

Operating lease commitments are commitments related to leases for certain warehouses, office space and fresh markets that we previously operated. Payment due by December 31, 2022 for our operating lease obligations was RMB68.5 million (US$9.9 million).

In July 2022, we adopt significant adjustments to our business strategy for sustainability, including a shutdown of our on-demand DMW retail business and staff optimization. Subsequently, we also decided to shut down our Next-Day Delivery BU. In March 2023, we further adopted business strategy adjustments and therefore terminated our intelligent fresh market business and our retail cloud business. Our material cash requirements as of the date of this annual report primarily include general operations, charges primarily related to employee severance and debt restructuring related to vendors.

We intend to fund our existing and future material cash requirements with our existing cash balance and are also dependent on our management’s ability to obtain additional financial funds from potential investors.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position

Holding Company Structure

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Significant Accounting Policies and Critical Accounting Estimates.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zheng Xu	42	Founder, Chairman of the Board of Directors and Chief Executive Officer
Shun Lam Steven Tang	67	Independent Director
Jia He	68	Independent Director

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

Mr. Shun Lam Steven Tang has served as our independent director since August 2021. He also has served as a non-executive director and the chairman of the board of Mulsanne Group Holding Group (HKEx: 1817) since March 2023, an independent director at Infinities Holdings Limited (HKEx: 1961) since May 2022, an independent director at Secoo Holding Limited (Nasdaq: SECO) since April 2022, an independent director at Gogox Holdings Limited (formerly known as 58 Freight Inc.) (HKEx: 2246) since August 2021 and the chairman of CAGR Gas Holdings Limited since May 2017. Mr. Tang served as a consultant to Warburg Pincus China between 2007 and 2023. In addition, Mr. Tang served as an independent director at Uxin Limited (Nasdaq: UXIN) from June 2019 to July 2021. From 2015 to 2019, Mr. Tang served as an independent non-executive director of Greenheart Group Limited (HKEx: 0094). From 2010 to 2015, Mr. Tang served at RDA Microelectronics Limited first as a senior vice president of operations and subsequently as a director and executive chairman. From 2008 to 2010, Mr. Tang served as the chief executive officer of Coolsand Technology. He also served as the non-executive chairman of China Eco-Farming Limited (HKEx: 8166) from 2008 to 2009, and an independent non-executive director of Asia Coal Limited (HKEx: 0835) from 2003 to 2005. Mr. Tang was the president of Asia Pacific of Viasystems Group, Inc., a company previously listed on the New York Stock Exchange, from 1999 to 2007. Mr. Tang received his bachelor’s degree in electrical and electronic engineering from Nottingham University and an MBA degree from Bradford University.

Dr Jia He has served as our independent director since November 2021. Dr. He has over 20 years of experience in the finance and education industry. Dr. He was an associate professor (life tenure) of the University of Houston from September 1996, a professor of the Chinese University of Hong Kong from August 1997 to July 2014, a member of the Strategy and Development Committee of the CSRC from June 2001 to July 2002. Dr. He has served as an independent non-executive director in the following listed companies: Xinlong Holding (Group) Company Ltd. (SZSE: 000955) since February 2020, Bank of Tianjin Co., Ltd. (HKEx: 1578) since June 2018, Norinco International Cooperation Co., Ltd. (SZSE: 000065) since January 2017, and China Chengtong Development Group Limited (HKEx: 0217) since September 2015. Dr. He also served as an independent non-executive director in Shenzhen Xinguodu Technology Co., Ltd. (SZSE: 300130) from May 2014 to June 2019, Wealthking Investments Limited (HKEx: 1140) from February 2003 to April 2022, CITIC Securities Company Limited (HKEx: 6030; SHSE: 600030) from March 2016 to April 2021, Shanghai Junshi Biosciences Co., Ltd. (SHSE: 688180; HKEx: 1877) from June 2018 to June 2020, Tsinghua Tongfang Co., Ltd. (SHSE: 600100) from May 2016 to February 2020, and Tibet Huayu Mining Co., Ltd. (SHSE: 601020) from October 2015 to October 2018. Dr. He is currently a chair professor of Shandong University and a Qiushi chair professor of Zhejiang University. He is also a director of Shanghai Bund Finance Institute. Dr. He also held various other positions, including serving as a chair professor of Southern University of Science and Technology of China, Cheung Kong Visiting Chair Professor of the Ministry of Education, executive director and academic member of the China Society for Finance and Banking, and financial consultant for Quanzhou government. Dr. He graduated from Heilongjiang University in 1978 majoring in mathematics, obtained his double master’s degree in computer science and decision science engineering from Shanghai Jiao Tong University in 1983 and obtained his Ph.D. degree in finance from the Wharton School of the University of Pennsylvania in 1988.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of RMB2.5 million (US$0.4 million) in cash and benefits to our executive officers and directors. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors or entered into service contracts with our directors providing for benefits upon termination of employment. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing fund.

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

Share Incentive Plans

Amended and Restated 2017 Equity Incentive Plan

In February 2018, our shareholders and board of directors approved the 2017 Equity Incentive Plan, as amended and restated in June 2021, which we refer to as the 2017 Plan in this annual report, to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. The maximum aggregate number of ordinary shares that may be issued under 2017 Plan is 98,735,606 ordinary shares. As of June 30, 2023, options to purchase a total of 21,287,431 ordinary shares and restricted share units to receive a total of 61,898,300 ordinary shares were granted and outstanding under the 2017 Plan.

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

2021 Equity Incentive Plan

In December 2021, our board of directors approved the 2021 Equity Incentive Plan, which we refer to as the 2021 Plan in this annual report, to secure and retain the services of eligible award recipients and to provide incentives for such persons to exert maximum efforts for our success. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2021 Plan (the “Award Pool”) shall initially be two percent (2%) of our total issued and outstanding shares as of the effective date of the 2021 Plan (i.e., December 15, 2021), provided that (i) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards pursuant to the 2021 Plan (the “Ungranted Portion”) accounts for less than one percent (1%) of our then total issued and outstanding shares, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal two percent (2%) of our then total issued and outstanding shares, and (ii) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of June 30, 2023, no options or restricted share units were granted and outstanding under the 2021 Plan.

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

As of June 30, 2023, no options were granted (excluding those cancelled, forfeited or expired) under the 2017 Plan and the 2021 Plan to our directors and executive officers. The following table summarizes the restrict share units granted under the 2017 Plan and the 2021 Plan to our directors and executive officers as of June 30, 2023.

Ordinary
Shares Underlying
Restricted Share
Name	Units	Date of Grant
Zheng Xu	*	April 22, 2016
	*	July 1, 2017
	*	January 4, 2019
	*	March 11, 2020
	*	January 21, 2021
	12,840,426	March 19, 2021
Shun Lam Steven Tang	*	August 12, 2021
	*	August 12, 2022
Jia He	*	November 11, 2021
	*	November 11, 2022
All directors and executive officers as a group	22,543,337
(1)Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

Such 22,543,337 ordinary shares beneficially owned by our directors and executive officers are subject to our repurchase rights and certain restrictions on transfer as set forth in the restricted shares agreements. If the employment relationship between any director or executive officer and us is terminated, we will have the right to (i) repurchase the unvested restricted shares beneficially owned by such director or executive officer at a price equal to the par value per share, and (ii) repurchase the vested restricted shares beneficially owned by such director or executive officer at a price equal to the par value per share if the employment relationship is terminated for cause or at a price mutually agreed if the employment relationship is terminated for other reasons. The restricted shares agreements typically have a four-year vesting schedule, with various arrangement on the percentage of restricted shares that become vested for each year. As of June 30, 2023, among all restricted shares beneficially owned by our directors and executive officers, 14,266,499 were vested and the remaining 8,276,838 were unvested.

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

Board Diversity Matrix (As of December 31, 2022)
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

Under Rule 5606(f)(2) and Rule 5606(f)(6) of the Nasdaq Listing Rules, we are required to have, or disclose why we do not have, at least one “diverse” (as such term is defined in Rule 5606(f)(2)(B) of the Nasdaq Listing Rules) director by December 31, 2023. As of June 30, 2023, we did not have at least one diverse director because we have not yet identified a suitable candidate. We will continue our search for a suitable candidate in order to increase the diversity of our board.

D.Employees

We had a total of 57 full-time employees as of December 31, 2022. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

Employee
Department	number
Business Related	13
Finance and Legal	10
Human Resources and Public Relations	5
Management	1
Others	28

In July 2022 and March 2023, we adopted significant adjustments to our business strategy for sustainability and better use of resources, including staff optimization.

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

As of the date of this annual report, our PRC subsidiaries, including but not limited to Beijing Missfresh E-commerce Co., Ltd., Qingdao Missfresh E-Commerce Co., Ltd., Changshu Missfresh E-Commerce Co., Ltd., Guangzhou Missfresh E-commerce Co., Ltd., Tianjin Missfresh E-commerce Co., Ltd., Jinan Missfresh E-commerce Co., Ltd. and Shenzhen Missfresh E-commerce Co., Ltd., have been named as defendants in labor disputes in China brought by approximately 1,332 former employees for approximately RMB66.6 million in aggregate. For risks and uncertainties related to these labor disputes, see “Item 3. Key Information—D. Risk Factors—Enforcement of stricter labor laws and regulations and increases in labor costs in the PRC may materially and adversely affect our business and our profitability.”

E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of June 30, 2023 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own more than 5% of our total issued and outstanding shares.

The calculations in the table below are based on 86,383,174 Class A ordinary shares and 646,489,775 Class B ordinary shares issued and outstanding as of June 30, 2023.

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

	Ordinary Shares Beneficially Owned
			% of Total
			Ordinary	% of
	Class A	Class B	Shares on an	Aggregate
	Ordinary	Ordinary	As-converted	Voting
	Shares	Shares	Basis	Power†
Directors and Executive Officers*:
Zheng Xu (1)	86,383,174	—	11.8	72.8
Shun Lam Steven Tang (2)	—	—	—	—
Jia He (3)	—	—	—	—
All Directors and Executive Officers as a Group	86,383,174	—	11.8	72.8
Principal Shareholders:
Freshking Limited (4)	68,890,418	—	9.4	58.0
Tencent Entities (5)	—	55,578,319	7.6	2.3
Xiamen Missfresh Equity Investment Partnership (Limited Partnership) (6)	—	54,994,026	7.5	2.3
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

(1)	Represents (i) 68,890,418 Class A ordinary shares held by Freshking Limited, a British Virgin Islands company and (ii) 17,492,756 Class A ordinary shares beneficially owned by Mr. Bin Zeng, our co-founder, through Tigerteeth Entity Limited, the voting power of which are irrevocably and fully delegated to Mr. Zheng Xu. Among the 68,890,418 Class A ordinary shares held by Freshking Limited, 21,668,178 Class A ordinary shares are subject to our repurchase rights and certain restrictions on transfer as set forth in the restricted shares agreements. Please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for details. Freshking Limited is wholly owned by Freshking Holding Limited and Mr. Zheng Xu is the sole director of Freshking Limited. Freshking Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Zheng Xu being its sole director. TMF (Cayman) Ltd. is the trustee of Xu Trust, with Mr. Zheng Xu being the settlor and the sole member of the protective committee and the investment committee, and Mr. Zheng Xu and his family members are the beneficiaries of Xu Trust. The business address of Freshking Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Freshking Holding Limited is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands. On June 7, 2021, Mr. Bin Zeng and Tigerteeth Entity Limited signed an irrevocable proxy and power of attorney, pursuant to which the voting rights of all Class A ordinary shares beneficially owned by Mr. Bin Zeng through Tigerteeth Entity Limited have been irrevocably and fully delegated to Mr. Zheng Xu.
(2)	The business address of Shun Lam Steven Tang is 18D Wing Cheong Commercial Building, 19-25 Jervois Street, Hong Kong.
(3)	The business address of Jia He is 8/F, Pujiang International Finance Plaza, 1098 Dongdaming Road, Shanghai, China.
(4)	Represents 68,890,418 Class A ordinary shares held by Freshking Limited, a British Virgin Islands company. Among the 68,890,418 Class A ordinary shares held by Freshking Limited, 21,668,178 Class A ordinary shares are subject to our repurchase rights and certain restrictions on transfer as set forth in the restricted shares agreements. Please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” for details. Freshking Limited is wholly owned by Freshking Holding Limited and Mr. Zheng Xu is the sole director of Freshking Limited. Freshking Holding Limited is a British Virgin Islands company, with TMF (Cayman) Ltd. being its sole shareholder and Mr. Zheng Xu being its sole director. TMF (Cayman) Ltd. is the trustee of Xu Trust, with Mr. Zheng Xu being the settlor and the sole member of the protective committee and the investment committee, and Mr. Zheng Xu and his family members are the beneficiaries of Xu Trust. The business address of Freshking Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The business address of Freshking Holding Limited is Coastal Building, Wickham’s Cay II, P. O. Box 2221, Road Town, Tortola, British Virgin Islands.
(5)	Represents (i) 51,078,319 Class B ordinary shares held by Image Frame Investment (HK) Limited, a limited liability company incorporated in Hong Kong, and (ii) 4,500,000 Class B ordinary shares (represented by 1,500,000 ADSs) held by Tencent Mobility Limited, a limited liability company incorporated in Hong Kong, as reported in a Schedule 13G filed by Tencent Holdings Limited and Image Frame Investment (FHA) Limited on February 10, 2022. Image Frame Investment (HK) Limited and Tencent Mobility Limited are collectively referred to as the Tencent Entities. Image Frame Investment (HK) Limited and Tencent Mobility Limited are beneficially owned by Tencent Holdings Limited, which is a limited liability company incorporated in the Cayman Islands and is listed on the Hong Kong Stock Exchange. The registered address of Image Frame Investment (HK) Limited and Tencent Mobility Limited is 29/F., Three Pacific Place, No. 1, Queen’s Road East, Wanchai, Hong Kong.
(6)	Represents 54,994,026 Class B ordinary shares held by Xiamen Missfresh Equity Investment Partnership (Limited Partnership), as recorded on our Register of Members of as of Juen 30, 2023. Xiamen Missfresh Equity Investment Partnership (Limited Partnership) is incorporated in the PRC, with Qingdao Conson Innovation Equity Investment and Management Co., Ltd. being its sole general partner. Qingdao Conson Innovation Equity Investment and Management Co., Ltd. is ultimately wholly owned by the State-owned Assets Supervision and Administration Commission of Qingdao Municipal Government. The business address of Xiamen Missfresh Equity Investment Partnership (Limited Partnership) is A728, Unit 308, 16 Yunding North Road, Huh District, Xiamen, the People’s Republic of China.

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

As of June 30, 2023, a total of 550,862,851 ordinary shares were held by seven record holders in the United States, representing approximately 75.2% of our total issued and outstanding shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

In October 2018 and December 2019, we entered into two business cooperation agreements with a subsidiary of Tencent, with a term of three years for each agreement. In 2021, we purchased a total amount of RMB30.2 million (US$4.7 million) advertising, cloud services and map services from Tencent. As of December 31, 2022, we had a total amount of RMB7.4 million (US$1.1 million) due to Tencent.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are subject to legal proceedings and claims from time to time. For example, on July 12, 2022, a putative securities class action lawsuit was filed against us, certain of our directors and officers, our authorized U.S. representative and IPO underwriters in the U.S. District Court for the Eastern District of New York (captioned Chen v. Missfresh Limited, et al., No. 1:22-cv-04065). On November 3, 2022, the case was transferred to the Southern District of New York. On December 28, 2022, Plaintiffs filed their amended complaint, which alleges, in sum and substance, that our prospectus and registration statement filed in connection with our June 2021 initial public offering contained false or misleading statements in violation of the U.S. federal securities laws. In January 2023, the Defendants filed a motion to dismiss the amended complaint, and briefing on the motion to dismiss was completed in February 2023. The case otherwise remains in its preliminary stage. We are currently unable to estimate the timing, possible outcome or loss, if any, associated with the resolution of these lawsuits. In addition, as of the date of this annual report, our PRC subsidiaries, including but not limited to Beijing Missfresh E-commerce Co., Ltd., Qingdao Missfresh E-commerce Co., Ltd., Changshu Missfresh E-Commerce Co., Ltd., Guangzhou Missfresh E-commerce Co., Ltd., Tianjin Missfresh E-commerce Co., Ltd., Jinan Missfresh E-commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., had been named as defendants in approximately 851 lawsuits in China brought primarily by our previous suppliers for approximately RMB962.7 million in aggregate, and had been in labor disputes brought by approximately 1,332 former employees for approximately RMB66.6 million in aggregate. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits.

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
(1)Each ADS represented three Class B ordinary shares as of the indicated dates.

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

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate our business.

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

B.Significant Changes

In March 2023, we terminated the intelligent fresh market business and the retail cloud business so that we can fucus on our private label product retail business, which was newly launched in January 2023. As of December 31, 2022, prior to the termination of the intelligent fresh market business and the retail cloud business, the related assets, including inventory, property, equipment, right of use assets (net of corresponding lease liabilities) and intangible assets have been fully provided impairment. As of the date of this annual report, we are not able to accurately estimate such losses.

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

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Variations of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class B ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the Internal Revenue Service (the “IRS”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law such as:

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

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, as well as any considerations arising under the laws of any other taxing jurisdiction.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding the tax considerations generally applicable of the ownership and disposition of our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activity are taken into account as non-passive. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated value of our assets and composition of our income and assets, we do not believe that we were a PFIC for U.S. federal income tax purposes, for the taxable year ended December 31, 2022. There can be no assurance that we will not be or become a PFIC for future taxable years because the determination of whether we are or will be a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In light of recent declines in the market price of our ADSs and the changing nature of our business, our risk of becoming a PFIC has increased. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes our risk of being or becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Dividends

Subject to the discussion below under “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares) are currently considered readily tradeable on an established securities market in the United States, and the ADSs are expected to be readily tradable for so long as they continue to be listed on the Nasdaq Global Market, although there can be no assurance in this regard. However, as described above, in May, June, and December 2022 and May and June 2023, we received communications from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying us that we were not in compliance with certain continued listing requirements; that we were below compliance standards due to the trading price of our ADSs; that if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market; and that if we fail to timely request a hearing before the Nasdaq Hearing Panel, our ADSs would be delisted from Nasdaq. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Shares—Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.” If our ADSs are delisted from the Nasdaq and are not otherwise readily tradable on an established securities market, the U.S. dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation. In addition, our ordinary shares are not listed on an established securities market in the United States. Each U.S. Holder should consult its tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether the ADSs are readily tradable on an established securities market in the United States and regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat such gain as PRC-source gain under the Treaty. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The deductibility of a capital loss may be subject to limitations. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or deductions under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a generally penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions made by a lower tier PFIC and a disposition of shares of a lower tier PFIC even though such U.S. Holder may not receive the proceeds of those distributions or dispositions. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, are currently treated as marketable stock. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. However, as described above, in May, June and December 2022 and May and June 2023, we received communications from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying us that we were not in compliance with certain continued listing requirements; that we were below compliance standards due to the trading price of our ADSs; that if we fail to satisfy such requirements and fail to regain compliance on a timely basis, our ADSs could be delisted from the Nasdaq Global Market; and that if we fail to timely request a hearing before the Nasdaq Hearing Panel, our ADSs would be delisted from Nasdaq. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs and Shares—Our ADSs may be delisted from the Nasdaq Global Market as a result of our failure of meeting the Nasdaq Global Market continued listing requirements.” If our ADSs are delisted from the Nasdaq and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are a PFIC and we subsequently cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the unavailability of a qualified electing fund election, the possibility of making a mark-to-market election and the annual PFIC filing requirements, if any.

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

J.Annual Report to Security Holders

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

For the period from the effective date of the registration statement to December 31, 2022, the total expenses incurred for our company’s account in connection with our initial public offering was US$26.7 million, which included US$19.1 million in underwriting discounts and commissions for the initial public offering and US$7.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from June 24, 2021, the date that the registration statement was declared effective by the SEC, to December 31, 2022, we used the net proceeds from our initial public offering for as follows:

●	Approximately US$195.0 million for our previous on-demand DMW retail business, including sales and marketing, upgrade of technology infrastructure and supply chain, and expansion and upgrade of network of quality control centers and DMWs;
●	Approximately US$19.0 million for our further expansion of our previous intelligent fresh market business and development of technology platform;
●	Approximately US$8.0 million for our development of the previous retail cloud business, including research and development, product development and sales and marketing; and
●	Approximately US$11.3 million for general corporate purposes, and the development of strategic initiatives, potential strategic investments and acquisitions to strengthen our ecosystem, although we have not identified any specific investments or acquisition opportunities at this time.

For the period from January 1, 2022 to the date of this annual report, we fully used the outstanding amounts of our net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer (serving as the principal executive officer and performing the functions of the principal financial officer), carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of December 31, 2022 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below under “Management’s Annual Report on Internal Control over Financial Reporting.” Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, with the participation of our chief executive officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on criteria established in the framework in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022, due to two material weaknesses described below.

One of the two material weaknesses that have been identified in our internal control over financial reporting as of December 31, 2021 and 2022 relates to our failure to design and implement effective controls with a sufficient level of precision to prevent and detect misstatements related to our certain transactions within the Next-Day Delivery BU. Specifically, the material weakness is a combination of control deficiencies, including:

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

As of the date of this annual report, we had terminated the operation of the Next-Day Delivery BU. For our existing businesses, we will conduct a comprehensive review of related policies and procedures, improve relevant processes for monitoring and reporting risks, and enhance the supervision for ensuring the separation of duties to decrease related fraud risks.

The other one of the two material weakness that have been identified in our internal control over financial reporting as of December 31, 2021 and 2022 relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

To remediate our identified material weaknesses, we have adopted measures to improve our internal control over financial reporting. We have engaged an independent consulting company with strong knowledge and experience in U.S. GAAP accounting and SEC reporting to assist our management in preparing financial reports that meet U.S. GAAP and SEC reporting requirements. Additionally, we also plan to hire qualified accounting and financial personnel as our business develops.

We cannot assure you that we will be able to continuously implement these measures to effectively remediate our material weaknesses, or that we will not identify any additional material weaknesses in the future. In addition, Section 404 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2022. In addition, beginning at the same time, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting if we become a large accelerated filer or an accelerated filer. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Audit Committee Independent Review, Internal Controls and Related Matters—If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud, and investor confidence and the market price of the ADSs may be adversely affected.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting because we qualified as a “non-accelerated filer.”

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Shandong Haoxin Certified Public Accountants Co., Ltd. for the years ended December 31, 2021 and 2022.

	2021	2022

	(RMB in thousands)
Audit fees(1)	5,000	5,862.6
Tax fees(2)	—	—
All other fees(3)	—	—
(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2021 and 2022, the audit refers to financial audit.
(2)	“Tax fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

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

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16.F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on November 14, 2022.

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

In December 2021, we relied on our home country practice exemption with respect to the requirement for shareholder approval for stock option plans or other equity compensation arrangements and did not seek shareholder approval for the adoption of the 2021 Equity Incentive Plan. In March 2022, we also relied on our home country practice exemption with respect to the requirement for shareholder approval for transactions other than public offerings and did not seek shareholder approval for a Standby Equity Purchase Agreement we entered in to with YA II PN to sell up to US$300 million of our Class B ordinary shares. In September 2022, we also relied on home country practice exemption with respect to the requirement of having an audit committee composed a minimum of three members. In December 2022, we relied on home country practice exemption with respect to the requirement of holding an annual general meeting of shareholders no later than one year after the end of its fiscal year-end. In August 2023, we also relied on our home country practice exemption with respect to the requirement for shareholder approval for transactions other than public offerings and did not seek shareholder approval for the share purchase agreements we entered in with two investors to issue 5,400,000,000 of our Class B ordinary shares at an aggregate purchase price of US$27.0 million.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In December 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Based on the examination of Missfresh Limited’s register of members as well as the Schedule 13Gs and the amendments thereto filed by the major shareholders of Missfresh Limited, other than Freshking Limited, Tencent Entities and Xiamen Missfresh Equity Investment Partnership (Limited Partnership), no shareholder beneficially owned 5% or more of Missfresh Limited’s total outstanding ordinary shares as of June 30, 2023. Additionally, except for Xiamen Missfresh Equity Investment Partnership (Limited Partnership), none of these shareholders was owned or controlled by a governmental entity of mainland China. In particular, Freshking Limited is a British Virgin Islands company wholly owned and controlled by Mr. Zheng Xu, the founder, chairman of the board of directors and chief executive officer of Missfresh Limited. Tencent Entities are beneficially owned by Tencent Holdings Limited, a limited liability company incorporated in the Cayman Islands and listed on the Hong Kong Stock Exchange. To the Company’s knowledge, each of Tencent Entities is not owned or controlled by any governmental entities of mainland China. Xiamen Missfresh Equity Investment Partnership (Limited Partnership) was incorporated in mainland China, with Qingdao Conson Innovation Equity Investment and Management Co., Ltd. being its sole general partner. Qingdao Conson Innovation Equity Investment and Management Co., Ltd. is ultimately wholly owned by the State-owned Assets Supervision and Administration Commission of Qingdao Municipal Government. Xiamen Missfresh Equity Investment Partnership (Limited Partnership) owned 7.5% of the Company’s total outstanding shares and held 2.3% of the Company’s aggregate voting power as of June 30, 2023. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” In addition, Suzhou Industrial Park Prosperity Fresh Enterprise owned 0.9% of the Company’s total outstanding shares and held 0.3% of the Company’s aggregate voting power as of June 30, 2023. To the best of our knowledge, Suzhou Industrial Park Prosperity Fresh Enterprise is a company incorporated in mainland China, 99.6% of whose equity is directly or indirectly owned by Changshu Economic Development Zone Administration Committee, Changshu Municipal Bureau of Finance, and Changshu State-owned Capital Investment Operation Group Co. Ltd. As a result, governmental entities in mainland China indirectly owned 8.4% of the Company’s total outstanding ordinary shares and held 2.6% the Company’s aggregate voting power of the Company. To the best of our knowledge, no other governmental entities in mainland China own any shares of Missfresh Limited as of the date of this annual report. The governmental entities in mainland China do not have a controlling financial interest in Missfresh Limited as of June 30, 2023.

Furthermore, based on our register of members as of June 30, 2023, our shareholders included: (i) JPMorgan Chase Bank, N.A. and (ii) institutional shareholders. JPMorgan Chase Bank, N.A. is the depositary of our ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for us to verify the background of each ADS holder due to the large number of such holders, and we could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of our ordinary shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands. Except for YA II PN, Ltd., The Money Channel NYC, Inc, and Jeneration Capital Master Fund, all institutional shareholders of the Company were involved in the Company’s pre-IPO preferred shares issuance. Based on the examination of publicly available information, such as the institutional shareholders’ websites, the Schedule 13Gs and the amendments thereto filed by them and other background information of them known to the Company, to the best of our knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of our knowledge, no Cayman Islands governmental entities own any shares of Missfresh Limited as of June 30, 2023.

In a questionnaire as part of our annual compliance procedures, each director of our Company confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, directors of our Company’s consolidated foreign operating entities are either (i) directors of our Company or (ii) employees of our Company. In terms of these employees of our Company, based on information provided by these employees during their employment onboarding process and to the best of our knowledge, each of them is not an official of the Chinese Communist Party. Therefore, we believe that none of the members of the board of directors of Missfresh Limited or its operating entities is an official of the Chinese Communist Party as of the date of this annual report.

The currently effective memorandum and articles of association of Missfresh Limited and the equivalent organizing documents of Missfresh Limited’s consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

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

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2

Registrant’s Specimen Certificate for Class B Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registrant’s registration statement on Form F-1/A filed with the Securities and Exchange Commission on June 22, 2021 (File No. 333-256903))

2.3

Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated June 24, 2021 (incorporated herein by reference to Exhibit 4.3 to the Registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on October 18, 2021 (File No. 333-260310))

2.4

Amendment No. 1 to Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated October 7, 2022 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)

2.5

Sixth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated February 9, 2021 and Deed of Adherence dated May 31, 2021 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

2.6

Sixth Amended and Restated Right of First Refusal and Co-Sale Agreement among the Registrant and other parties thereto dated February 9, 2021 and Deed of Adherence dated May 31, 2021 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

2.7

Description of Securities (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)

4.1

Amended and Restated 2017 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.2

2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.4

Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.5

Series E Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated August 27, 2018, Deed of Adherence dated October 19, 2018, and Deed of Adherence dated October 26, 2018 (incorporated herein by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.6

Share Purchase and Exchange Agreement among the Registrant and certain other parties thereto dated May 30, 2019 (incorporated herein by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.7

Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated December 30, 2019 (incorporated herein by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.8

Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated April 30, 2020, Supplementary Agreement of Series F Preferred Share Purchase Agreement among the Registrant and certain other parties thereto dated May 15, 2020, and Deed of Adherence dated August 3, 2020 (incorporated herein by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.9

Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated December 9, 2020 and Supplemental Deed among the Registrant and certain other parties thereto dated January 14, 2021 (incorporated herein by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.10

Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated May 28, 2021 (incorporated herein by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.11

Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated May 29, 2021 and Supplementary Agreement of Series F Preferred Shares Purchase Agreement among the Registrant and certain other party thereto dated June 18, 2021 (incorporated herein by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))

4.12

Standby Equity Purchase Agreement between the Registrant and YA II PN, LTD. dated March 4, 2022 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)

4.13†

English translation of Strategic Investment Agreement among the Registrant, Qingdao Missfresh E-Commerce Co., Ltd. and Shanxi Donghui Group dated July 14, 2022 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)

4.14*†	Share Purchase Agreement between the Registrant and certain other party thereto dated August 2, 2023
4.15*†	Share Purchase Agreement between the Registrant and certain other party thereto dated August 2, 2023
4.16*†	Share Purchase Agreement between the Registrant, Mejoy Infinite Limited and its shareholder dated August 2, 2023
8.1*	List of Subsidiaries of the Registrant
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
16.1

Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission, dated November 14, 2022, pertaining to the change in independent public accounting firm (incorporated herein by reference to Exhibit 16.1 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)

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
Date: August 3, 2023

MISSFRESH LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Missfresh Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Missfresh Limited (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, shareholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1. (c) to the financial statements, the Company has suffered recurring losses and negative cash flows from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 (c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

As described in Note 2. (o), the revenues of the Company are primarily derived from sales of products through online platforms for the year ended December 31, 2022. The Company recognizes revenues from product sales at the point in time when the delivery is completed and uses automated systems to process and record its revenue transactions.

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

How the Critical Audit Matter Was Addressed in the Audit

With the assistance of IT specialists and data specialists, our audit procedures related to product revenue recognition included the following, among others:

•	We tested the information technology environment and the key automatic controls over revenue recognition.
•	We performed tests on the data to ensure consistency between operating systems, to evaluate data accuracy and completeness;
•	We performed data analysis to identify transactions with characteristics of audit interest;
•	We compare data analysis in different periods for further testing to verify the reasonableness of transactions and other details;
•	We selected samples for testing to further verify the accuracy and integrity of the revenue.
•	We conducted cut-off tests on revenue to determine that the revenue is accounted into accurate period.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

We have served as the Company’s auditor since 2022.

Weifang, the People’s Republic of China

August 3, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Missfresh Limited

Opinion on the Financial Statements

We have audited the consolidated statements of operations and comprehensive loss, of changes in shareholders’ deficit, and of cash flows of Missfresh Limited and its subsidiaries (the “Company”) for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 24, 2021

We served as the Company's auditor from 2018 to 2022.

MISSFRESH LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note 2(e)

ASSETS
Current assets
Cash and cash equivalents	1,060,969	20,915	3,032
Restricted cash	35,702	28,041	4,066
Short-term investments	843,982	45,424	6,586
Accounts receivable, net	92,386	8,014	1,162
Inventories, net	149,532	—	—
Prepayments and other current assets	274,895	61,981	8,986
Total current assets	2,457,466	164,375	23,832
Non-current assets
Long-term investments	62,885	13,756	1,994
Operating lease right-of-use assets, net	648,283	—	—
Property and equipment, net	231,873	—	—
Intangible assets, net	18,011	3,325	482
Goodwill	5,835	—	—
Other non-current assets	29,125	—	—
Total non-current assets	996,012	17,081	2,476
Total assets	3,453,478	181,456	26,308

LIABILITIES
Current liabilities
Short-term borrowings	936,207	5,041	731
Accounts payable	1,605,734	1,304,709	189,165
Deferred Revenue	167,636	86,166	12,493
Accrued expenses and other current liabilities	298,050	285,545	41,400
Operating lease liabilities, current	291,670	—	—
Total current liabilities	3,299,297	1,681,461	243,789
Non-current liabilities
Operating lease liabilities, non-current	289,837	—	—
Other non-current liabilities	24,930	28,825	4,179
Total non-current liabilities	314,767	28,825	4,179
Total liabilities	3,614,064	1,710,286	247,968
Commitments and contingencies (Note 21)

MISSFRESH LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note 2(e)

SHAREHOLDERS’ DEFICIT
Class A Ordinary shares (US $0.0001 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 86,383,174 and 86,383,174 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	59	59	9
Class B Ordinary shares (US$ 0.0001 par value, 4,700,000,000 and 4,700,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 619,971,303 and 620,725,823shares issued and outstanding as of December 31, 2021 and 2022, respectively)	389	389	61
Additional paid-in capital	13,434,494	13,528,796	1,961,491
Accumulated deficit	(13,532,814)	(15,043,695)	(2,181,132)
Accumulated other comprehensive loss	(71,602)	(38,555)	(5,594)
Total Missfresh Limited Shareholders’ deficit	(169,474)	(1,553,006)	(225,165)
Non-controlling interest	8,888	24,176	3,505
Total Shareholders’ deficit	(160,586)	(1,528,830)	(221,660)

Total Liabilities, Mezzanine equity and Shareholders’ deficit	3,453,478	181,456	26,308

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)
Net revenues
Sales of products (formerly known as Sales of products through online platforms)	5,999,675	6,786,056	2,645,775	383,601
Other revenues	130,762	165,479	115,529	16,750
Total net revenues	6,130,437	6,951,535	2,761,304	400,351
Cost of revenues	(4,940,016)	(6,131,038)	(2,180,853)	(316,194)
Fulfilment expenses	(1,576,944)	(2,121,370)	(733,369)	(106,329)
Sales and marketing expenses	(589,192)	(903,345)	(138,891)	(20,137)
General and administrative expenses	(298,775)	(911,150)	(840,695)	(121,889)
Technology and content	(369,432)	(745,904)	(174,485)	(25,298)
Total cost and operating expenses	(7,774,359)	(10,812,807)	(4,068,293)	(589,847)
Loss from operations	(1,643,922)	(3,861,272)	(1,306,989)	(189,496)
Other income, net	23,431	1,263	1,464	212
Change in fair value of option and embedded conversion feature	5,216	79,386	—	—
Interest income/(expense), net and Changes in fair value of short-term investments	(33,119)	(68,893)	(216,141)	(31,338)
Investment income/(loss), net	(780)	(287)	(1,800)	(261)
Loss before income tax expenses	(1,649,174)	(3,849,803)	(1,523,466)	(220,883)
Income tax expenses	—	(35)	(98)	(14)
Net loss	(1,649,174)	(3,849,838)	(1,523,564)	(220,897)
Net loss attributable to non-controlling interests’ shareholders	—	(112)	(12,683)	(1,839)
Net loss attributable to Missfresh Limited	(1,649,174)	(3,849,726)	(1,510,881)	(219,058)
Accretion of convertible redeemable preferred shares to redemption value	(508,321)	(313,680)	—	—
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(6,750)	(4,296)	—	—

Net loss attributable to ordinary shareholders of Missfresh Limited	(2,164,245)	(4,167,702)	(1,510,881)	(219,058)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	98,647,803	408,600,180	687,808,568	687,808,568
Net loss per share attributable to ordinary shareholders of Missfresh Limited
Net loss per share-Basic and diluted	(21.94)	(10.20)	(2.20)	(0.32)

Net loss	(1,649,174)	(3,849,838)	(1,523,564)	(220,897)
Other comprehensive loss, net of tax
Foreign currency translation adjustment, net of nil tax	(47,448)	(23,407)	33,047	4,791
Total comprehensive loss, net of tax	(1,696,622)	(3,873,245)	(1,490,517)	(216,106)
Comprehensive loss attributable to non-controlling interests’ shareholders	—	(112)	(12,683)	(1,839)
Comprehensive loss attributable to Missfresh Limited	(1,696,622)	(3,873,133)	(1,477,834)	(214,267)
Accretion of convertible redeemable preferred shares to redemption value	(508,321)	(313,680)	—	—
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(6,750)	(4,296)	—	—
Comprehensive loss attributable to ordinary shareholders of Missfresh Limited	(2,211,693)	(4,191,109)	(1,477,834)	(214,267)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share, per share data or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares
							Accumulated	Total
					Additional		Other	Missfresh		Total
					Paid-in	Accumulated	Comprehensive	shareholders’	Non-controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	deficit	interest	Deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	75,555,520	52	3,456,987	2	—	(7,282,755)	(747)	(7,283,448)	—	(7,283,448)
Foreign currency translation adjustments	—	—	—	—	—	—	(47,448)	(47,448)	—	(47,448)
Share-based compensation	—	—	—	—	59,476	—	—	59,476	—	59,476
Issuance of ordinary shares	—	—	6,070,232	4	(4)	—	—	—	—	—
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	(59,472)	(448,849)	—	(508,321)	—	(508,321)
Accretion of convertible redeemable non-controlling preferred share to redemption value	—	—	—	—	—	(6,750)	—	(6,750)	—	(6,750)
Net loss	—	—	—	—	—	(1,649,174)	—	(1,649,174)	—	(1,649,174)
Balance as of December 31, 2020	75,555,520	52	9,527,219	6	—	(9,387,528)	(48,195)	(9,435,665)	—	(9,435,665)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares
							Accumulated	Total
					Additional		Other	Missfresh		Total
					Paid-in	Accumulated	Comprehensive	shareholders’	Non-controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	deficit	interest	Deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	75,555,520	52	9,527,219	6	—	(9,387,528)	(48,195)	(9,435,665)	—	(9,435,665)
Foreign currency translation adjustments	—	—	—	—	—	—	(23,407)	(23,407)	—	(23,407)
Share-based compensation	—	—	—	—	810,178	—	—	810,178	—	810,178
Issuance of ordinary shares	—	—	55,903,960	23	(23)	—	—	—	—	—
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	(22,416)	(291,264)	—	(313,680)	—	(313,680)
Accretion of convertible redeemable non-controlling preferred share to redemption value	—	—	—	—	—	(4,296)	—	(4,296)	—	(4,296)
Re-designation of Class A ordinary shares into Class B ordinary shares	(10,840,524)	(7)	10,840,524	7	—	—	—	—	—	—
Re-designation of Class B ordinary shares into Class A ordinary shares	21,668,178	14	(21,668,178)	(14)	—	—	—	—	—	—
Convertible redeemable preferred shares converted into Class B ordinary shares upon the completion of the IPO	—	—	502,367,778	326	11,015,098	—	—	11,015,424	—	11,015,424
Insurance of ordinary shares upon initial public offering	—	—	63,000,000	41	1,600,239	—	—	1,600,280	—	1,600,280
Acquisition of subsidiaries	—	—	—	—	31,418	—	—	31,418	—	31,418
Capital injection from noncontrolling interest shareholder	—	—	—	—	—	—	—	—	9,000	9,000
Net loss	—	—	—	—	—	(3,849,726)	—	(3,849,726)	(112)	(3,849,838)
Balance as of December 31, 2021	86,383,174	59	619,971,303	389	13,434,494	(13,532,814)	(71,602)	(169,474)	8,888	(160,586)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares
							Accumulated	Total
					Additional		Other	Missfresh		Total
					Paid-in	Accumulated	Comprehensive	shareholders’	Non-controlling	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	deficit	interest	Deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	86,383,174	59	619,971,303	389	13,434,494	(13,532,814)	(71,602)	(169,474)	8,888	(160,586)
Foreign currency translation adjustments	—	—	—	—		—	33,047	33,047	—	33,047
Share-based compensation	—	—	—	—	91,367	—	—	91,367	—	91,367
Issuance of ordinary shares	—	—	754,520	—	2,935	—	—	2,935	—	2,935
Issuance of shares	—	—	—	—	—	—	—	—	27,971	27,971
Net loss	—	—	—	—	—	(1,510,881)	—	(1,510,881)	(12,683)	(1,523,564)
Balance as of December 31, 2022	86,383,174	59	620,725,823	389	13,528,796	(15,043,695)	(38,555)	(1,553,006)	24,176	(1,528,830)

The accompanying notes are an integral part of these consolidated financial statements.

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)

Cash Flows from Operating Activities
Net loss	(1,649,174)	(3,849,838)	(1,523,564)	(220,897)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	135,659	123,473	100,843	14,621
Amortization of intangible assets	3,812	3,087	1,220	177
Share-based compensation	59,476	810,178	91,367	13,247
Non cash expenses items	—	—	29,707	4,307
Amortization of convertible note and loan	5,794	12,106	—	—
Change in fair value of option and embedded conversion feature	(5,216)	(79,386)	—	—
Losses from disposal of property and equipment	10,201	7,006	154,017	22,330
Share of results of equity investees	780	287	1,800	261
Change in fair value of short - term investments	—	29,636	218,089	31,620
Impairment loss of assets	—	—	131,547	19,072
Changes in operating assets and liabilities:
Accounts receivable, net	13,823	(50,841)	75,076	10,885
Prepayments and other current assets	125,507	(79,442)	204,104	29,592
Inventories, net	(4,396)	26,579	149,532	21,680
Operating lease right-of-use assets, net	207,852	(178,639)	648,283	93,992
Other non-current assets	7,924	10,199	7,915	1,148
Accounts payable	(332,380)	437,160	(301,024)	(43,644)
Deferred revenue	8,816	47,926	(27,376)	(3,969)
Accrued expenses and other current liabilities	(6,625)	(40,795)	(66,599)	(9,656)
Lease liabilities	(193,641)	157,334	(581,507)	(84,311)
Other non-current liability	—	24,930	3,895	565
Net Cash used in Operating Activities	(1,611,788)	(2,589,040)	(682,675)	(98,980)
Cash Flows from Investing Activities
Purchase of property and equipment	(68,959)	(136,810)	(26,696)	(3,871)
Purchase of intangible assets	(5,349)	(1,522)	—	—
Purchase of short-term investments	(2,991,232)	(1,417,426)	—	—
Maturity of short-term investments	2,872,106	661,255	580,469	84,160
Proceeds from disposal of property and equipment	3,773	851	4,844	703
Cash received (paid) from long-term investments	(45,348)	(14,700)	22,628	3,281
Acquisition of a business, net of cash and cash equivalents acquired	—	524	—	—
Net Cash used in Investing Activities	(235,009)	(907,828)	581,245	84,273
Cash Flows from Financing Activities				—
Proceeds from issuance of convertible redeemable preferred shares, net	1,136,109	2,246,824	—	—
Proceeds from short-term borrowings	1,525,014	2,242,175	8,309	1,205
Proceeds from issuance of ordinary shares, net of issuance costs	—	1,621,154	—	—
Repayment of short-term borrowings	(900,013)	(2,168,968)	(939,475)	(136,211)
Proceeds from issuance of convertible note and loan	278,870	—	—	—
Repayment of convertible note and loan	—	(259,020)	—	—
Capital injection from non-controlling interest shareholders	—	9,000	1,200	174
Proceeds from the issuance of the convertible redeemable preferred shares to non-controlling interest shareholders	235,000	—	—	—
Net Cash provided by/ (used in) Financing Activities	2,274,980	3,691,165	(929,966)	(134,832)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	(66,899)	(20,008)	(16,319)	(2,365)
Net increase/ (decrease) in cash, cash equivalents and restricted cash	361,284	174,289	(1,047,715)	(151,904)
Cash, cash equivalents and restricted cash at beginning of the year	561,098	922,382	1,096,671	159,002
Cash, cash equivalents and restricted cash at end of the year	922,382	1,096,671	48,956	7,098

MISSFRESH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the year ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)
Supplemental disclosures of cash flow information
Cash paid for interest	(33,486)	(58,374)	(4,758)	(690)

Supplemental schedule of non-cash investing and financing activities
Accretion of convertible redeemable preferred shares to redemption value	508,321	313,680	—	—
Accretion of convertible redeemable non-controlling preferred shares to redemption value	6,750	4,296	—	—
Payables related to purchase of property and equipment	4,347	9,946	—	—

The accompanying notes are integral parts of these consolidated financial statements.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

(a)  Principal activities

Missfresh Limited (“Missfresh” or the “Company”) was incorporated under the laws of the Cayman Islands in April 2015 as an exempted company with limited liability. The Company primarily engaged in providing fresh foods and groceries to end customers through its self-owned online ecommerce platform and distributed micro-warehouse networks (“DMW”) through its subsidiaries (collectively, the “Group”). The Company also provided the next-day delivery to supplement its DMWs’ offerings. Since July 2022, the Company adopted a series of significant adjustments to its business strategy for sustainability, including a temporary shutdown of on-demand DMW retail business and staff optimization in July 2022, and a subsequent temporary shutdown of Next-Day Delivery BU. These idled businesses accounted for over 90% in aggregate of total net revenue and total cost of revenue for the years ended December 2020, 2021, and 2022, respectively. In March 2023, the Company further adopted business strategy adjustments and therefore terminated its intelligent fresh market business and retail cloud business, to focus on its private label product retail business, which was launched in January 2023.

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

As of December 31, 2022, the Company’s principal subsidiaries and consolidated VIEs were as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (Continued)

(b)  Operation and organization (Continued)

In December 2020, Missfresh HK acquired all the equity interests of Beijing Bianligou, and the related Contractual Arrangements related to Beijing Bianligou were terminated. Since then, Beijing Bianligou became a subsidiary of the Group, as the business operated by Beijing Bianligou were no longer prohibited or restricted.

After this transaction, the majority of the Group’s operations were conducted through the wholly owned subsidiaries in China.

(c)  Liquidity

The Group has been incurring losses from operations since inception. The Group incurred net loss of RMB 1,649.2 million, RMB3,849.8 million, and RMB 1,523.6 million (US$220.9 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Accumulated deficit was amounted to RMB13,532.8 million and RMB15,043.7 million (US$2,181.1 million) as of December 31, 2021 and 2022, respectively. Net cash used in operating activities was approximately RMB1,611.8 million, RMB2,589.0 million and RMB682.7 million (US$99.0 million) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2020, 2021 and 2022, the Group’s working capital was RMB1448.4 million, RMB841.8 million deficit, and RMB1,517.1 million (US$220 million) deficit, respectively. Since July 2022, we have adopted a series of significant adjustments to the business strategy for business sustainability, including a shutdown of our on-demand DMW retail business and staff optimization, a shutdown of our Next-Day Delivery BU and termination of our intelligent fresh market business and our retail cloud business. In March 2023, to fucus on our private label product retail business, which was newly launched in January 2023, we terminated the intelligent fresh market business and the retail cloud business as part of our further business strategy adjustment. As of December 31, 2022, prior to the termination of the intelligent fresh market business and the retail cloud business, the related assets, including inventory, property, equipment, right of use assets (net of corresponding lease liabilities) and intangible assets have been fully provided impairment.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)  Convenience translation

Translations of the Consolidated Balance Sheets, the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 30, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.

(f)  Cash, cash equivalents and restricted cash

Cash includes cash on-hand and deposits held by financial institutions that can be withdrawn without limitation. Cash equivalents represent highly liquid investments placed with banks with original maturities of three months or less. As of December 31, 2021 and 2022, the Group had cash held in accounts managed by online payment platforms such as Ali Pay and WeChat Pay in connection with the collection of products sales for a total amount of RMB 32.7million, and RMB nil million, respectively, which have been classified as cash and cash equivalents on the consolidated financial statements.

The reconciliation of Cash, cash equivalents and restricted cash balance for the year ended December 31, 2020, 2021 and 2022 is as below:

	As of December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)

Cash, cash equivalents at end of the year	866,113	1,060,969	20,915	3,032
Restricted cash at end of the year	56,269	35,702	28,041	4,066
Total	922,382	1,096,671	48,956	7,098

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

The Group’s accounts receivable and other receivables are within the scope of ASC 326. The Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the service or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit losses experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit losses analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Group’s specific facts and circumstances. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group’s control. Primarily as a result of the macroeconomic and market turmoil, the Group updated the model based on the continuously monitoring result and took the latest available information into consideration. As of December 31, 2022, the Group reviews the recoverability of accounts receivable and other receivables one by one. The company has fully provided bad debt reserves for accounts receivable and other receivable that are expected to be uncollectible. The balance of allowances for credit losses of accounts receivables and other receivables is RMB 86.3 million (US$12.5million) for the year ended December 31, 2022.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

The estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Software and others	3-10 years
Others	4-5 years

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

The Group’s revenues are primarily derived from (i) sales of products through online platform such as the Group’s own mobile applications Missfresh and Mini Program Missfresh, to a lesser extent, from third parties’ platforms, and through offline supply chain business, (ii) other revenues, including sales of products through convenience go business, Missfresh membership service revenue and others. The disaggregation of the Group’s revenues for the years ended December 31, 2020, 2021 and 2022 shown as following:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Sales of products (formerly known as Sales of products through online platforms)	5,999,675	6,786,056	2,645,775	383,601
Other revenues	130,762	165,479	115,529	16,750
Total net revenues	6,130,437	6,951,535	2,761,304	400,351

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

The Group recognizes the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products through online platform, the Group reasonably estimates the possibility of return based on the historical experience. As of December 31, 2021 and 2022, liabilities for return allowance were not material to the consolidated financial statements.

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

The Group provides Missfresh membership service to the customers with a better shopping experience and access to a variety of benefit that represent a single stand-ready obligation. Fixed membership fees are paid for at the time of or in advance of delivering the service. Revenue from such arrangement is recognized over the subscription period, usually 1-12 months.

Customer incentives and loyalty programs

The Group provides a variety of incentive programs in the form of discounted coupons to customers when 1) customers purchase the products or 2) customers refer new customer to Missfresh Platform by participating in promotion events.

●	Customer incentives to be used in current or future sales transactions

For incentives given to customers upon their qualified purchase to be used on a current or future purchase with no limitation as to the minimum value of the future purchase, the Group has determined that these incentives are considered as a separate performance obligation within the scope of ASC 606, as it represents a material right to the customer. Therefore, the delivered products and incentives awarded are treated as two distinct performance obligations identified in the contract. The total sales consideration is allocated based on management’s best estimate of the relative standalone selling price (“SSP”) of each performance obligation. The amount allocated to incentives is deferred and recognized when the incentives are redeemed or at the incentives’ expiration, whichever occurs first.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)  Revenue recognition (Continued)

For incentives requires the customer to make future purchase of a minimum value in order to enjoy the value provided by the incentive, the rights to purchase discounted products in the future are not considered as a separate performance obligation under ASC 606, as the discount does not represent a material right to the customer. The Group assesses the significance of the discount by considering its percentage of the total future minimum purchase value, historical usage pattern by the customers, and relative outstanding volume and monetary value of these incentives compared to the other discounts offered by the Group. These incentives are accounted for as a reduction of revenues on the future purchase.

●	Customer incentives paid to customers to exchange for distinct goods or service provided by customers

For incentives given to a customer upon their successful referral of new customers to the Group’s platform, the Group has determined that it is paying the customers for a distinct referral service. The Group will make assessment on the fair value of referral services provided by existing customers based on the market price for referral services provided by third party marketing service vendors. The Group will record the amount of these incentives granted in sales and marketing expenses to the extent of fair value for referral services received and record any excess as a deduction of revenue. The number of incentives given to customers recorded in sales and marketing expenses were RMB40.7 million, RMB25.0 million, and RMB0.3 million (US$0.05 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Contract balances

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. A contract asset is recorded when the Group has transferred products to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. No contract asset was recorded as at December 31, 2021 and 2022.

A contract liability is recorded when the Group’s obligation to transfer goods to a customer has not yet occurred but for which the Group has received consideration from the customer. Sale of products via online platform are prepaid by the customers, before the Group delivery the products. The Group presents such amounts as deferred revenue on the consolidated balance sheet. Deferred revenue related to unsatisfied performance obligations at the end of the period primarily consists of the unamortized balance of customer advance of prepaid card, which can be redeemed to purchase products on the Group’s platform. The deferred revenue is recognized based on customers’ consumption for different products. Due to the generally short-term duration of consumption, the majority of the performance obligations are satisfied in the following reporting period. The amount of revenue recognized for the years ended December 31, 2020, 2021 and 2022 that was included in the deferred revenue at the beginning of that year was RMB110.4 million, RMB 119.2 million, and RMB 18.2 million (US$2.6 million), respectively.

(p)  Cost of revenues

Cost of revenues consists primarily of purchase price of products sold, inbound shipping charges, and write-downs of disposed inventories. Shipping charges to receive products from the suppliers are included in inventories and recognized as cost of revenues upon sale of the products to the customers.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

(q)  Fulfilment expenses

Fulfilment expenses consist primarily of (i) expenses relating to product delivery and warehouse operation, including personnel cost, outsourced labour costs, and expenses attributable to receiving and warehousing inventories, picking, packaging, inspecting, and preparing customer orders for shipment, and delivering the products; and expenses charged by third-party couriers for dispatching and delivering products (ii) rental and depreciation expenses of DMWs and quality control centres; and (iii) expenses charged by third-party marketplace and payment processing platforms.

(r)  Sales and marketing expenses

The Group’s sales and marketing expenses primarily consist of (i) advertising and marketing promotion expenses, including online advertising expenses and incentive programs to attract or retain consumers, and labour costs and expenses for offline consumer acquisition; (ii) personnel costs for sales and marketing.

Advertising costs are expensed as incurred, and totalled RMB354.2 million, RMB607.9 million, and RMB 40.1 million (US$6 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

(s)  Technology and content

Technology and content primarily consist of (i) personnel cost for employees involved in designing, developing and maintaining technology platform, including share-based awards granted and; (ii) technology infrastructure costs, including bandwidth and data centre costs, rentals, utilities and other expenses necessary to support the Group’s internal and external business. Research and development expenses are expensed as incurred.

(t)  General and administrative expenses

The Group’s general and administrative expenses primarily consist of (i) personnel costs for general corporate functions including accounting, finance, tax, legal and human relations, including share-based awards granted; (ii) costs associated with general corporate functions including facilities and equipment depreciation expenses, rental and other general corporate related expenses; and (iii) expenses associated with the shutdown of the Group’s on-demand DMW retail business in July 2022, such as losses on assets.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)  Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Employee social security and other welfare benefits, as part of the personnel costs, included as expenses in the consolidated statement of operations and comprehensive loss amounted to RMB 58.8 million, RMB 122.7 million, and RMB 70.1million (US$10.2million) million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)  Fair value (Continued)

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

(y)  Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance also applies to the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheet and under other income/(expense), net in its consolidated statement of operations and comprehensive loss. There were no interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

4. CONCENTRATION AND RISKS

(a) Foreign exchange risk

The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. It is difficult to predict how market forces in PRC or the U.S. government policy may impact the exchange rate between the RMB and the U.S. dollars in future. The RMB against the US$ was depreciated approximately 6% in 2020 and appreciation approximately 2% and 8% in 2021 and 2022, respectively.

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

(c)  Concentration of customers and suppliers

There were no customers which individually represented greater than 10% of the total net revenue for the years ended December 31, 2020, 2021 and 2022.

There were one supplier which individually represented greater than 10% of the total purchases amount for the years ended December 31, 2020, 2021 and 2022 and no corresponding accounts payable individually represented greater than 10% of the Group’s total accounts payable as of December 31, 2020, 2021 and 2022.

(d)  Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB1,289.4 million and RMB47.2 million (US$6.9 million) as of December 31, 2021 and 2022. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

5. Inventories, net

Inventories, net consisted of the following:

	As of December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note 2(e)
Products	198,142	—	—
Packing materials and others	7,965	—	—
Total inventories	206,107	—	—
Less: inventory provision	(56,575)	—	—
		—
Inventories, net	149,532	—	—

6. Prepayment and other current assets

	As of December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note 2(e)
Advance to suppliers	100,878	13,157	1,908
Prepaid rental and deposits	73,639	64,036	9,284
Prepaid operational expenses	20,181	2,093	303
Deductible VAT-input	18,956	39,124	5,672
Others	61,241	20,571	2,983
Bad debt provision	—	(77,000)	(11,164)
	274,895	61,981	8,986

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

7. Long-term investments

The Group’s long-term investments primarily consist of equity investments accounted for using the equity method and equity investments accounted for using the measurement alternative.

Equity investments accounted for using the equity method

Movement of the Group’s equity investments accounted for using equity method were as follow:

	For the year ended December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note 2(e)
At the beginning of the year	38,472	52,885	7,668
Additions	14,700	—	—
Reduction	—	(22,629)	(3,282)
Share of results of equity investees	(287)	(1,800)	(261)
Impairment of assets	—	(14,700)	(2,131)
At the end of the year	52,885	13,756	1,994

Equity investments using the measurement alternative

As of December 31, 2021 and 2022, the carrying value of equity investments accounted for using the measurement alternative was RMB nil million, which have incurred impairment loss amount of RMB 10 million (US$1.6 million). No investment income was recognized in the Group’s consolidated statements of operations and comprehensive loss, as a result of re-measurement of equity investments using the measurement alternative, for the years ended December 31, 2020, 2021 and 2022.

8. Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note 2(e)
Leasehold improvements	275,304	—	—
Warehouse cabinet and equipment	113,204	—	—
Office furniture and electronic equipment	8,243	—	—
Total	396,751	—	—
Less: accumulated depreciation	(164,878)	—	—
Property and equipment, net	231,873	—	—

1.The Group recorded depreciation expense of RMB135.7 million, RMB123.5 million and 100.8 million (US$14.6 million) for the years ended December 31,2020, 2021 and 2022, respectively.
2.The Group disposed all the property and equipment and then recorded a loss of RMB 152.8 million (US$22.15 million) for the years ended December 31, 2022.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

9. Short-term borrowings

Short-term borrowings and convertible note consist of the following:

		As of December 31,
		2021	2022	2022
				US$
	Maturity Date	RMB	RMB	Note 2(e)

Short-term bank loan	within 12 months	936,207	5,041	731

The short-term borrowings consist of short-term bank loan with a weighted average interest rate of 4.8%, 3.1% and 5.57% in 2020, 2021 and 2022 per annum respectively and a maturity of less than 12 months. Short-term borrowings of RMB RMB680.0 million and nil million were secured by bank deposit or short-term investment of RMB590.0 million and nil million as of December 31, 2021 and 2022, respectively.

10. Accounts payable

Accounts payable consists of the following:

	As of December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note 2(e)
Payable to vendors	1,372,474	1,144,330	165,912
Payable to outsourced delivery companies	69,587	62,303	9,033
Payable for online marketing services	163,673	98,076	14,220
	1,605,734	1,304,709	189,165

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note 2(e)
Salary and welfare	127,560	118,506	17,182
Deposits from third-party couriers and suppliers	54,771	56,640	8,212
Accrued operational expenses	61,100	65,776	9,536
Accrued professional fee	27,831	10,898	1,580
Others	26,788	33,725	4,890
	298,050	285,545	41,400

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

12. Leases

The Group has operating leases for quality control centre, DMW and office buildings that the Group utilizes under lease arrangements.

A summary of information related to operating leases is as follows:

	As of December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note 2(e)
Operating lease right-of-use assets, net	648,283	—	—

Operating lease liabilities-non-current	289,837	—	—
Operating lease liabilities-current	291,670	—	—
Total operating lease liabilities	581,507	—	—

Weighted average remaining lease term	3.1 years	—	—
Weighted average discount rate	5.59%	—	—

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is as follows:

	As of December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)
Operating lease cost	355,661	372,136	187,465	27,180
Short-term lease cost	43,218	76,548	27,361	3,967
Total	398,879	448,684	214,826	31,147

The Group terminated all the leases, its non-cancellable operating leases as of December 31, 2022 is nil.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

12. Leases (Continued)

Supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)
Cash payments for operating leases	341,318	402,497	141,354	20,494
Right-of-use assets obtained in exchange for operating lease liabilities	170,273	532,780	—	—

13. Taxation

(a) Value added tax

The Group is exempted from VAT for sales of certain agricultural products, and subject to 9% for revenue from sales of primary agricultural products, and 13% for revenue from sales of goods in the PRC. The Group is subject to statutory VAT rate of 16% from May 1, 2018 to March 31, 2019 and 13% from April 1, 2019 for sales of other products in the PRC.

(b) Income taxes

The components of loss before tax for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the year ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)
Loss before income tax expense
Loss from China operations	(1,635,230)	(3,863,527)	(1,215,341)	(176,209)
Gain/(Loss) from non-China operations	(13,944)	13,724	(308,125)	(44,674)
Total loss before income tax expense	(1,649,174)	(3,849,803)	(1,523,466)	(220,883)

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

The current income tax expense is nil, RMB 0.03 million and RMB 0.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.

There’s no deferred income tax expense for the years ended December 31, 2020, 2021 and 2022.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

13. Taxation (Continued)

(b) Income taxes (Continued)

Reconciliations of the income tax expense computed by applying different between the PRC statutory income tax rate of 25% and the Group’s effective income tax rate for the years presented are as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

PRC statutory income tax rate	25%	25%	25%
Permanent differences	(5)%	(9)%	(10)%
Changes of valuation allowance	(20)%	(16)%	(15)%
Effective tax rates	0%	0%	0%

(c) Deferred tax

Deferred tax assets

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note 2(e)
Net operating loss carry forwards	2,169,041	2,381,589	345,298
Accrued expenses and others	38,457	58,508	8,483
Total deferred tax assets	2,207,498	2,440,097	353,781
Less: valuation allowance	(2,207,498)	(2,440,097)	(353,781)
Deferred tax assets, net	—	—	—

Movement of valuation allowance

	For the year ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)
At beginning of the year	(1,263,732)	(1,597,607)	(2,207,498)	(320,057)
Changes of valuation allowance	(333,875)	(609,891)	(232,599)	(33,724)
At end of the year	(1,597,607)	(2,207,498)	(2,440,097)	(353,781)

As of December 31, 2021 and 2022, the Group had net operating loss carry forwards of approximately RMB8,676.2 million and RMB9,526.4 million (US$1,381 million), respectively, which arose from the subsidiaries and VIEs established in the PRC. The loss carry forwards will expire during the period from 2023 to 2027.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

13. Taxation (Continued)

(c) Deferred taxes (Continued)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance as of December 31, 2021 and 2022 were provided for net operating loss carry forward, because such deferred tax assets are not more likely than not to be realized based on the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

14. Financing with a financial institution

On July 24, 2020, concurrently with the issuance of Series F Preferred Shares, the Group entered into a series of agreements with one financial institution, pursuit to which,

1)	the Group issued Convertible Promissory Note (“Convertible Note”) with the aggregate principal amount of US$27.0 million with simple interest of 7% per annum. The Convertible Note and accrued interest shall be due and payable by the 24 months following the date of issuance (i.e., the maturity date is July 24, 2022). The Convertible Note is convertible into certain existing and future shares of the Company. Depending on the timing of the conversion, the conversion price will be determined based on issuance price of the shares to be converted into, times a pre-agreed discount or premium.
2)	the Group borrowed a US$13.0 million loan (“Loan”) with the financial institution. The interest should be accrued at a simple interest rate of 7.5% per annum on the outstanding loan principal, of which 7% per annum is payable annually, and 0.5% per annum is payable on the 24 months after the issuance date of the Loan. The Group shall repay all the outstanding Loans, together with all accrued but unpaid interest in full after 24 months from the issuance date of the Loan (i.e., July 24, 2022).
3)	the Group issued an option (“Option”) to the financial institution that allow the financial institution to purchase the Group’s certain preferred shares at a pre-agreed certain percentage multiplying the issuance price depending on the timing of the exercise of the Option, and the round of the preferred shares to be issued within the next 24 months. The aggregate exercise price of the Option is up to the outstanding Loan principal.

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

The total proceeds of the Convertible Note and the Loan, net of issuance cost, of US$39.9 million (RMB278.9 million) was received by the Company in July 2020. The Convertible Note and the Loan was fully redeemed by the Group on July 9, 2021.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

15. Convertible redeemable non-controlling interests

●	Investment in Changshu Missfresh

In April, 2020, the Company entered into a series of investment agreements with a third-party investor, and pursuant to the agreement, the third-party investor agreed to invest RMB250 million in Changshu Missfresh. After the deduction of the prepaid management fee of RMB15 million, the Company received the net proceeds of RMB235 million. Upon the completion of the investment, the Group held over 92% of controlling equity interests in Changshu Missfresh.

Pursuant to investment agreements, the third-party investor has the right to request the Company to redeem its equity interests in Changshu Missfresh at an agreed price in case of Missfresh’s failure to complete a Qualified IPO in 60 months commencing from March 2020, or Changshu Missfresh doesn’t meet its performance target (revenue and net profit) for the next five years on an accumulative basis. The agreed price is calculated based on cash investment to Changshu Missfresh plus the interest calculated from the quoted average interest rate of the bank loan market for the same period.

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

In May 2021, the third-party investor converted its equity interest into the Company’s 6,818,048 Series F preferred shares at its original issuance price, and no gain or loss was recognized. Consequently, Changshu Missfresh became a wholly owned subsidiary of the Company.

The Company’s convertible redeemable non-controlling interest activities for the years ended December 31, 2020, 2021 and 2022 are summarized below:

	Changshu
	Missfresh	Total
	Amount	Amount
	(RMB)	(RMB)
Balances as of January 1, 2020	—	—
Issuance of convertible redeemable non-controlling interests, net of issuance costs	235,000	235,000
Accretion of convertible redeemable non-controlling interests to redemption value	6,750	6,750
Balances as of December 31, 2020	241,750	241,750
Issuance of convertible redeemable non-controlling interests, net of issuance costs	—	—
Accretion of convertible redeemable non-controlling interests to redemption value	4,296	4,296
Conversion of convertible redeemable non-controlling interest into convertible redeemable preferred shares	(246,046)	(246,046)
Balances as of December 31, 2021	—	—

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

On March 4, 2022, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP (the “Investor”) to sell up to US$300 million of the Company’s Class B ordinary shares, during the 36 months following the date of the SEPA, following the effectiveness of a registration statement with the SEC registering the Class B ordinary shares issuable pursuant to the Standby Equity Purchase Agreement and other customary closing conditions. Each issuance and sale of the Company Class B ordinary shares to Yorkville pursuant to the Standby Equity Purchase Agreement is referred to as an “Advance.” Pursuant to the Standby Equity Purchase Agreement, the maximum amount for each Advance should be the lower of: (i) an amount equal to 100% of the average daily trading dollar value of the Company Class B ordinary shares represented by the Company ADSs, for the five consecutive trading days immediately preceding the delivery of an advance notice by us, or(ii) US$10 million. For each Advance, the purchase price per share shall be 97% of the lowest daily volume weighted average price of the Company Class B ordinary shares, represented by the ADSs, for the five consecutive trading days commencing the date of the Company delivery of the advance notice (the “Pricing Period”). As of the date of this annual report, the Company has not received any funding from the Investor.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

17. Convertible redeemable preferred shares

The following table summarizes the issuances of convertible redeemable preferred shares up to December 31, 2022:

						As of December 31, 2022
		Shares	Issue Price per	Net Proceeds from	Proceeds to be	Shares	Carrying
Series	Issuance Date	Issued	Share	Issuance	received	Outstanding	Amount
			US$	US$	US$
A1	November 17, 2014	18,888,880	0.1250	2,361	—	—	—
A2	May 22, 2015	11,111,120	0.2970	3,300	—	—	—
A3	September 11,2015	22,214,240	0.4502	10,001	—	—	—
B1	October 31, 2015	15,719,200	0.4988	7,841	—	—	—
B2	April 19, 2016	39,113,280	0.5905	23,096	—	—	—
C	June 15, 2017	138,743,200	1.4013	194,421	—	—	—
D1	January 5, 2018	23,770,041	2.6900	63,941	—	—	—
E	August 29, 2018	99,860,054	4.2843	427,830	—	—	—
E1	May 30, 2019	25,195,606	4.2843	107,946	—	—	—
F	December 30, 2019	36,101,011	5.2733	190,371	—	—	—
F	February 9, 2021	54,994,026	5.2733	290,000	—	—	—
F	April 14, 2021	6,818,048	5.2733	35,954	—	—	—
F	June 21, 2021	9,839,072	5.2733	51,885	—	—	—

In June 2021, in connection with the completion of IPO, all of the Preferred Shares were automatically converted to 502,367,778 Class B ordinary shares.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

18. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the year ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)
Numerator:
Net loss	(1,649,174)	(3,849,838)	(1,523,564)	(220,897)
Net loss attributable to non-controlling interests’ shareholders	—	(112)	(12,683)	(1,839)
Net loss attributed to Missfresh Limited	(1,649,174)	(3,849,726)	(1,510,881)	(219,058)
Accretion of convertible redeemable preferred shares to redemption value	(508,321)	(313,680)	—	—
Accretion of convertible redeemable non-controlling preferred shares to redemption value	(6,750)	(4,296)	—	—
Deemed dividends to convertible redeemable non-controlling preferred shareholders	—	—	—	—
Net loss attributable to ordinary shareholders of Missfresh Limited	(2,164,245)	(4,167,702)	(1,510,881)	(219,058)
Denominator:
Weighted average number of ordinary shares outstanding*	98,647,803	408,600,180	687,808,568	687,808,568
Net loss per ordinary share
—Basic	(21.94)	(10.20)	(2.20)	(0.32)
—Diluted	(21.94)	(10.20)	(2.20)	(0.32)
*	Vested restricted shares units are considered outstanding in the computation of basics loss per share.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

Share-based compensation expenses recognized in each item of the group’s operating expenses for the years ended December 31, 2020, 2021 and 2022 are as the following:

	For the year ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)
General and administrative expenses	15,939	367,498	29,089	4,217
Research and development expenses	43,537	386,035	62,972	9,130
Fulfilment expenses	—	8,102	39	6
Selling and marketing expenses	—	48,543	(733)	(106)
	59,476	810,178	91,367	13,247

Options

The following table summarizes activities of the Company’s share options under the 2017 Plan for the years ended December 31, 2020, 2021 and 2022:

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	Intrinsic
	Number of	price	contractual life	Value
	options	(US$)	(years)	(US$)
Outstanding as of January 1, 2020	13,726,347	0.21	7.92	37,321
Granted	6,113,717	0.01	—	—
Forfeited	(3,167,917)	0.05	—	—
Outstanding as of December 31, 2020	16,672,147	0.16	7.27	46,627
Granted	19,147,862	0.01	—	—
Forfeited	(3,689,139)	0.01	—	—
Outstanding as of December 31, 2021	32,130,870	0.09	7.49	100,542
Granted	6,719,741	0.01	—	—
Forfeited	(17,791,254)	0.05	—	—
Outstanding as of December 31, 2022	21,059,357	0.01	8.16	1,913

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The weighted-average grant date fair value for each option granted under the Company’s 2017 Plans for the years ended December 31, 2020, 2021 and 2022 was USD 2.91, USD 2.62, and USD 0.34, computed using the binomial option pricing model.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

19. Share-based compensation (Continued)

The Group uses binomial option pricing model to determine the fair value of share options. The estimated fair value of each share option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the year ended December 31,
	2020	2021	2022

Fair value of the ordinary shares on the date of grant (US$)	2.92	1.55~3.21	0.34
Exercise price (US$)	0.01	0.0001~0.01	0.0003~0.01
Risk-free interest rate (1)	0.82%	1.12%~1.74%	1.12%~1.74%
Expected term (in years) (2)	10	10	10
Expected volatility (3)	42%	37%~46%	37%~46%
Dividend yield (4)	0%	0%	0%
(1)	The risk-free interest rate of periods within the contractual life of the share option is based on the daily treasury long-term rate of U.S. Department of the Treasury as at the valuation dates.
(2)	The expected term is the contract life of the option.
(3)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(4)	The Company has no history or expectation of paying dividend on its ordinary shares. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected term of the option.

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

As of December 31, 2022, there were RMB 2.94 million of unrecognized compensation expenses related to the options granted which are expected to be recognized over a weighted-average period of 3.36 years and may be adjusted for future changes in forfeitures.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

19. Share-based compensation (Continued)

Restricted share units (“RSU”)

The following table summarizes activities of the Company’s RSUs under the 2017 Plan for the years ended December 31, 2020, 2021 and 2022:

		Weighted	Weighted
		average	average
		Grant date	vesting
		fair value	period
	Shares	(US$)	(years)
Outstanding as of January 1, 2020	18,043,019	1.27	1.72
Granted	1,300,352	2.92	—
Vested*	(8,946,166)	1.30	—
Forfeited	(560,000)	2.25	—
Outstanding as of December 31, 2020	9,837,205	1.41	0.91
Granted	2,116,798	3.21	—
Vested*	(9,218,115)	1.44	—
Outstanding as of December 31, 2021**	2,735,888	2.72	1.13
Granted	1,010,337	0.26	—
Vested*	(1,140,725)	3.09	—
Forfeited	(1,513,980)	2.8	—
Outstanding as of December 31, 2022	1,091,520	0.51	3.42

*Among the vested RSUs, the Company issued 6,070,232 Class B ordinary shares to the RSU holders in 2020 upon the completion of the registration procedures.

**During the year ended December 31, 2021, the Company issued 24,976,072 Class B ordinary shares to the RSU holders, of which 23,394,776 were vested RSUs, and 1,581,296 was unvested RSUs. The shares issued in relation to the unvested RSUs will continue to subject to the services conditions. As of December 31, 2021, the Company has issued 32,921,995 Class B ordinary shares to the RSU holders for the vested RSUs.

In June 2021, due to the completion of the IPO, total expenses of RMB32.4 million were recorded accordingly. The share-based compensation expenses for these restricted shares that are only vested upon the occurrence of the Group’s IPO will be recognized using the graded-vesting method.

As of December 31, 2022, there were RMB2.2 million of unrecognized share-based compensation expense related to the service-based RSUs granted. The expenses are expected to be recognized over a weighted-average period of 2.45 years.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

19. Share-based compensation (Continued)

Restricted shares

During the year ended December 31, 2022, the Company issued 30,927,888 Class B ordinary shares to certain directors, officers and employees of the Company, of which 16,700,058were vested RSs, 7,365,780 were unvested RSs, and 6,862,050 were forfeited RSs. Such shares are subject to certain restrictions on transfer and repurchase rights as set forth in the restricted shares agreements entered into with the Company. Such restrictions will be terminated upon the completion of the 4 years of the services of the employees and the occurrence of the IPO of the Company. Accordingly, these restricted shares granted have both service and performance conditions.

In June 2021, due to the completion of the IPO, total expenses of RMB304.2 million were recorded accordingly.

As of December 31, 2022, there were RMB60.2 million of unrecognized share-based compensation expense related to the restricted shares, including those granted with a performance condition of an IPO. The expenses are expected to be recognized over a weighted-average period of 2.18 years.

20. Fair value measurement

Recurring

The following table sets forth the financial instrument measured or disclosed at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2021 and 2022:

		Fair value measurement at reporting date using
		Quoted Prices in		Significant
	Fair value as of	Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

Short-term investments	843,982	—	754,657	89,325

		Fair value measurement at reporting date using
		Quoted Prices in		Significant
	Fair value as of	Active Markets for	Significant Other	Unobservable
	December 31,	Identical Assets	Observable Inputs	Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

Short-term investments	45,424	—	14,109	31,315

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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
(1)The risk-free interest rate of periods within the contractual life of the Option and embedded conversion feature is based on the daily treasury long-term rate of U.S. Department of the Treasury as at the valuation dates.
(2)Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.

Non-Recurring

The Group’s non-financial assets, such as intangible assets and fixed assets, would be measured at fair value on a non-recurring basis only if they were determined to be impaired.

As of December 31, 2021 and 2022, the Group has no financial assets or financial liabilities that are measured in fair value on a non-recurring basis.

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

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

21. Commitments and contingencies

Legal proceedings

The Group are subject to legal proceedings and claims from time to time. For example, on July 12, 2022, a putative securities class action lawsuit was filed against the Group, certain of the Group’s directors and officers, the Group’s authorized U.S. representative and IPO underwriters in the U.S. District Court for the Eastern District of New York (captioned Chen v. Missfresh Limited, et al., No. 1:22-cv-04065). On November 3, 2022, the case was transferred to the Southern District of New York. On December 28, 2022, Plaintiffs filed their amended complaint, which alleges, in sum and substance, that the Group’s prospectus and registration statement filed in connection with the Group’s June 2021 initial public offering contained false or misleading statements in violation of the U.S. federal securities laws. In January 2023, the Defendants filed a motion to dismiss the amended complaint, and briefing on the motion to dismiss was completed in February 2023. The case otherwise remains in its preliminary stage. The Group are currently unable to estimate the timing, possible outcome or loss, if any, associated with the resolution of these lawsuits. In addition, as of annual report date, the Group’s PRC subsidiaries, including but not limited to Beijing Missfresh E-commerce Co., Ltd., Qingdao Missfresh E-commerce Co., Ltd., Changshu Missfresh E-Commerce Co., Ltd., Guangzhou Missfresh E-commerce Co., Ltd., Tianjin Missfresh E-commerce Co., Ltd., Jinan Missfresh E-commerce Co., Ltd. and Shenzhen Missfresh E-Commerce Co., Ltd., had been named as defendants in approximately 851 lawsuits in China brought primarily by the Group’s previous suppliers for approximately RMB962.7 million in aggregate, which haven’t got court’s decision were 172 lawsuits for approximately RMB173.2 million in aggregate, and in labour disputes brought by approximately 1,332 former employees for approximately RMB66.6 million in aggregate. The Group are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits.

22. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary in the PRC is required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion as calculated under U.S. GAAP amounted to RMB8,517.6 million (US$1,234.9 million) as of December 31, 2022. There are no significant differences between U.S. GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiaries in the PRC. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2022, and the condensed financial information of the Company are required to be presented.

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

Such investments are presented on the condensed balance sheets as “investments in subsidiaries” and shares in the subsidiaries’ loss are presented as “equity in loss of subsidiaries” in the condensed statements of operations and comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2021 and 2022.

Balance Sheets

	As of December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note(e)
Assets
Current assets
Cash and cash equivalents	18,206	38	6
Short term investments	115,001	—	—
Prepayments and other current assets	58,017	1,958	284
Total current assets	191,224	1,996	290
Other non-current assets	262	—	—
Total assets	191,486	1,996	290

Liabilities
Current liabilities
Accrued expenses and other current liabilities	34,870	43,710	6,337
Convertible note and loan	—	—	—
Total current liabilities	34,870	43,710	6,337
Investment deficit in subsidiaries and consolidated VIEs	301,161	1,483,434	215,079
Other non-current liability	24,930	27,858	4,039
Total liabilities	360,962	1,555,002	225,455

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

23. Parent Company Only Condensed Financial Information (Continued)

Balance Sheets (Continued)

	As of December 31,
	2021	2022	2022
			US$
	RMB	RMB	Note2(e)
Shareholders’ deficit
Class A Ordinary shares (US $0.0001 par value; 200,000,000 and 200,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 86,383,174 and 86,383,174 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	59	59	9
Class B Ordinary shares (US$ 0.0001 par value, 4,700,000,000 and 4,700,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 619,971,303 and 620,725,823shares issued and outstanding as of December 31, 2021 and 2022, respectively)	389	389	61
Additional paid-in capital	13,434,494	13,528,796	1,961,491
Accumulated deficit	(13,532,814)	(15,043,695)	(2,181,132)
Accumulated other comprehensive loss	(71,602)	(38,555)	(5,594)
Total shareholders’ deficit	(169,474)	(1,553,006)	(225,165)

Total liabilities, mezzanine equity and shareholders’ deficit	191,486	1,996	290

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

23. Parent Company Only Condensed Financial Information (Continued)

Statements of operations

	For the year ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)

Operating expenses
Sales and marketing expenses	—	(1,506)	(1,154)	(167)
General and administrative	(3,642)	(14,799)	(33,153)	(4,807)
Loss from operations	(3,642)	(16,305)	(34,307)	(4,974)
Share of loss of subsidiaries and consolidated VIEs	(1,647,290)	(4,191,291)	(1,300,218)	(188,515)
Interest income/(expense), net	(11,276)	(9,214)	8	1
Change in fair value of option and embedded conversion feature	5,216	79,386	—	—
Investment income/(loss), net	—	—	(150,393)	(21,805)
Other income/ (expense), net	1,068	(7,862)	(25,971)	(3,765)
Loss before income tax expenses	(1,655,924)	(4,145,286)	(1,510,881)	(219,058)
Income tax expense	—	—	—	—
Net loss	(1,655,924)	(4,145,286)	(1,510,881)	(219,058)
Accretion of convertible redeemable preferred shares to redemption value	(508,321)	(313,680)	—	—
Net loss attributable to ordinary shareholders of Missfresh Limited	(2,164,245)	(4,458,966)	(1,510,881)	(219,058)

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

23. Parent Company Only Condensed Financial Information (Continued)

Statements of Cash Flows

	For the year ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2(e)

Net Cash provided by/ (used in) Operating Activities	9,489	(10,440)	(13,428)	(1,947)

Prepayments and investments in subsidiaries and consolidated VIEs	(1,226,420)	(3,678,724)	—	—
Purchase of short-term investments	—	(115,146)	—	—
Maturity of short-term investment	—	—	(3,989)	(578)
Net Cash used in Investing Activities	(1,226,420)	(3,793,870)	(3,989)	(578)

Proceeds from issuance of convertible redeemable preferred shares, net	1,136,109	2,246,824
Proceeds from issuance of convertible note and loan	278,870	—	—	—
Proceeds from issuance of ordinary shares, net of issuance costs	—	1,621,154	—	—
Repayment of convertible note and loan	—	(259,020)	—	—
Net Cash provided by Financing Activities	1,414,979	3,608,958	—	—

Effect of exchange rate changes on cash and cash equivalents	(97,078)	4,675	(751)	(109)

Net increase/ (decrease) in cash and cash equivalents	100,970	(190,677)	(18,168)	(2,634)
Cash and cash equivalents at the beginning of the year	107,913	208,883	18,206	2,640
Cash and cash equivalents at the end of the year	208,883	18,206	38	6

MISSFRESH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

(All amounts in thousands, except for share, per share data, or otherwise noted)

24. Subsequent events

Since July 2022, the Company have adopted a series of significant adjustments to the business strategy for business sustainability. In March 2023, the company terminated the intelligent fresh market business and the retail cloud business as part of the Group’s further business strategy adjustment, to focus on the Group’s private label product retail business, which was newly launched in January 2023. As of December 31, 2022, prior to the termination, the assets in relation to the terminated businesses, including inventory, property, equipment, right of use assets (net of corresponding lease liabilities) and intangible assets have been fully provided impairment.

In August 2023, the Company entered into two share purchase agreements with two investors. Under one of these share purchase agreements, the investor agrees to subscribe 3,000,000,000 Class B ordinary shares of the company at a purchase price of US$15.0 million, subject to the satisfaction of certain closing conditions, and the transaction is planned to be closed within two business days after the execution of the share purchase agreement. As of the date of this annual report, the Company have not received any payment under this share purchase agreement. Under the other share purchase agreement, the investor agrees to subscribe 2,400,000,000 Class B ordinary shares of the company at a purchase price of US$12.0 million, subject to the satisfaction of certain closing conditions, and the transaction is planned to be closed within 45 business days after the satisfaction or waiver of closing conditions or at such other time agreed in writing by the relevant parties. As of the date of this annual report, the Company have not received any payment under this share purchase agreement. Both investors have agreed to irrevocably and fully delegate the voting rights of all shares issued pursuant to these share purchase agreements to Mr. Zheng Xu, the Company’s chairman of the board of directors and chief executive officer. Subsequent to the entry of these share purchase agreements in August 2023, the Company entered into another share purchase agreement with Mejoy Infinite Limited and its shareholder to purchase all ordinary shares of Mejoy Infinite Limited held by its shareholder at a total consideration of US$12.0 million in cash. Upon the closing of this acquisition, Mejoy Infinite Limited will become one of the Company’s wholly owned subsidiaries and the Company will start to provide customized digital marketing solutions and services by leveraging the Company’s extensive market know-how on the online marketing and the ecommerce industry. The Company will help its clients deliver their online marketing campaigns to engage their target customers and facilitate a higher growth of the Company’s clients’ businesses. As of the date of this annual report, this acquisition has not been closed.