Form 20-F/A
period 2022-12-31
Missfresh Ltd
filed 2023-11-15
CIK 1851682

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
Beijing 100016
The People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class American depositary shares (one American depositary share representing ninety Class B ordinary shares, par value US$0.0001 per share)	Trading Symbol(s) MF	Name of each exchange on which registered The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Class B ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

*	Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares.

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Auditor name:	Location:	Auditor Firm ID:
Shandong Haoxin Certified Public Accountants Co., Ltd.	Weifang, the People's Republic of China	5035

i

Explanatory NOTE

Missfresh Limited (the “Company”) is filing this Amendment No. 1 on the Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended December 31, 2022 as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 3, 2023 (the “Original Filing”), to address certain comments from the staff of the SEC in relation to the Original Filing. Accordingly, the Company is restating in their entirety the following sections of the Original Filing: (i) “Part II — Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” and (ii) “Part III — Item 19. Exhibits” in this Amendment No. 1.

This Amendment No. 1 speaks as of the date of the Original Filing, or August 3, 2023. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosure in the Original Filing, except as required to reflect the amendments in response to the Staff’s comments. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to August 3, 2023.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

PART II

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Paragraph (b)(1) of Item 16I

In December 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we filed the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022.

Paragraphs (a) and (b)(3) of Item 16I

Based on the examination of our register of members as well as Schedule 13G beneficial ownership reports and the amendments thereto filed by our major shareholders, other than (i) Freshking Limited, (ii) Tencent Entities, and (iii) Xiamen Missfresh Equity Investment Partnership (Limited Partnership), no shareholder beneficially owned 5% or more of the total issued and outstanding ordinary shares of Missfresh Limited as of June 30, 2023. Additionally, except for Xiamen Missfresh Equity Investment Partnership (Limited Partnership), none of these shareholders was owned or controlled by any governmental entity of mainland China. Based on the review of the public filings:

•	Freshking Limited owned 9.4% of the Company’s total issued and outstanding shares and held 58.0% of the Company’s aggregate voting power as of June 30, 2023. Freshking Limited is wholly owned and controlled by Mr. Zheng Xu, our founder, chairman of the board of directors and chief executive officer.

•	Tencent Entities included Image Frame Investment (HK) Limited and Tencent Mobility Limited, which were subsidiaries of Tencent Holdings Limited, a company incorporated in the Cayman Islands and listed on the Stock Exchange of Hong Kong Limited (SEHK: 0700). Tencent Entities owned 7.6% of the Company’s total issued and outstanding shares and held 2.3% of the Company’s aggregate voting power as of June 30, 2023. Based on public filings, Tencent Entities were not owned or controlled by a governmental entity of mainland China.

•	Xiamen Missfresh Equity Investment Partnership (Limited Partnership) owned 7.5% of the Company’s total issued and outstanding shares and held 2.3% of the Company’s aggregate voting power as of June 30, 2023. Xiamen Missfresh Equity Investment Partnership (Limited Partnership) is incorporated in mainland China with Qingdao Conson Innovation Equity Investment and Management Co., Ltd. being its sole general partner. Qingdao Conson Innovation Equity Investment and Management Co., Ltd. is ultimately wholly owned by the State-owned Assets Supervision and Administration Commission of Qingdao Municipal Government.

In addition, to the best of our knowledge, certain portion of the equity interests in each of Suzhou Industrial Park Prosperity Fresh Enterprise, Qilu (Xiamen) Equity Investment Partnership (Limited Partnership), and CICC Gongying Qijiang (Shanghai) Science and Technology Equity Investment Fund Partnership (Limited Partnership), which were record holders of our ordinary shares as of June 30, 2023, was held by certain governmental entities of mainland China.

•	Suzhou Industrial Park Prosperity Fresh Enterprise owned 0.9% of the Company’s total issued and outstanding shares and held 0.3% of the Company’s aggregate voting power as of June 30, 2023. To the best of our knowledge, Suzhou Industrial Park Prosperity Fresh Enterprise is a company incorporated in mainland China, 99.6% of whose equity was directly or indirectly owned by Changshu Economic Development Zone Administration Committee, Changshu Municipal Bureau of Finance and Changshu State-owned Capital Investment Operation Group Co., Ltd.

•	Qilu (Xiamen) Equity Investment Partnership (Limited Partnership) owned 0.9% of the Company’s total issued and outstanding shares and held 0.3% of the Company’s aggregate voting power as of June 30, 2023. To the best of our knowledge, Qilu (Xiamen) Equity Investment Partnership (Limited Partnership) is a limited partnership established in mainland China, and 99.9% of its equity interest was ultimately owned by certain natural persons while the remaining 0.1% was indirectly held by Central Huijin Investment Co., Ltd., HKSCC Nominees Limited and China National Investment and Guaranty Corporation.

•	CICC Gongying Qijiang (Shanghai) Science and Technology Equity Investment Fund Partnership (Limited Partnership) owned 0.9% of the Company’s total issued and outstanding shares and held 0.3% of the Company’s aggregate voting power as of June 30, 2023. To the best of our knowledge, CICC Gongying Qijiang (Shanghai) Science and Technology Equity Investment Fund Partnership (Limited Partnership) is a limited partnership established in mainland China, and 54.5% of its equity interest was ultimately owned by certain natural persons while the remaining 45.5% was indirectly held by multiple governmental entities in mainland China (such as State-owned Assets Supervision and Administration Commission of Shanghai Huangpu District Government, the People’s Government of Jiangsu Province and State-owned Assets Supervision and Administration Commission of Nanjing Municipal Government).

Based on the analysis in previous paragraphs, the governmental entities in mainland China indirectly owned 8.8% of the Company’s total issued and outstanding ordinary shares and held 2.7% of the Company’s aggregate voting power as of June 30, 2023. To the best of our knowledge, no other governmental entities in mainland China owned any shares of the Company as of June 30, 2023. Further, Mr. Zheng Xu held over a majority of the Company’s aggregate voting power as of June 30, 2023. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Based on the foregoing, we believe that the governmental entities in mainland China did not have a controlling financial interest in the Company as of June 30, 2023.

Paragraph (b)(2) of Item 16I

Furthermore, based on our register of members as of June 30, 2023, the Company’s shareholders of record included: (i) JPMorgan Chase Bank, N.A., (ii) special purpose vehicles wholly owned or controlled by certain natural persons, such as Freshking Limited, and (iii) institutional shareholders, such as Tencent Entities, Xiamen Missfresh Equity Investment Partnership (Limited Partnership), Suzhou Industrial Park Prosperity Fresh Enterprise, Qilu (Xiamen) Equity Investment Partnership (Limited Partnership) and CICC Gongying Qijiang (Shanghai) Science and Technology Equity Investment Fund Partnership (Limited Partnership).

•	JPMorgan Chase Bank, N.A. is the depositary of our ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for us to verify the background of each ADS holder due to the large number of such holders, and we could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s ordinary shares. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be, or owned or controlled by, a governmental entity in the Cayman Islands, Hong Kong or British Virgin Islands.

•	In terms of the institutional shareholders, based on the examination of publicly available information, such as the institutional shareholders’ websites and the Schedule 13Gs and the amendments thereto filed by them, to the best of our knowledge, no governmental entities in the Cayman Islands, Hong Kong or British Virgin Islands own shares of any of the institutional shareholders.

Therefore, to the best of our knowledge, no governmental entities in the Cayman Islands, Hong Kong and British Virgin Islands (collectively referred to as the “Other Jurisdictions”) owned any shares of the Company as of June 30, 2023.

In sum, although the governmental entities in mainland China indirectly owned 8.8% of the Company’s total outstanding ordinary shares and held 2.7% of the Company’s aggregate voting power as of June 30, 2023, no government entities in China had a controlling financial interest in the Company and no governmental entities in the Other Jurisdictions owned any shares of the Company as of June 30, 2023.

The jurisdictions in which our consolidated foreign operating entities (the “Consolidated Foreign Operating Entities”) are incorporated include mainland China, Hong Kong, the Cayman Islands, and British Virgin Islands (collectively referred to as the “Relevant Jurisdictions”). The Consolidated Foreign Operating Entities are either 100% wholly owned by, or partially owned but controlled by, the Company ultimately.

In terms of the Consolidated Foreign Operating Entities incorporated in Other Jurisdictions, the Company held 100% of their equity interests, except for Mrfresh Limited, Mrfresh HK Limited, Z Box Global Limited and Z Box Hong Kong Limited. In terms of Mrfresh Limited, an entity incorporated in the Cayman Islands, 80.7% of its equity interests was held by the Company and the remaining 19.3% was held by (i) special purpose vehicles wholly owned or controlled by certain natural persons and (ii) certain institutional investors, which collectively held 7.9% of Mrfresh Limited’s total issued and outstanding ordinary shares as of June 30, 2023. Based on the examination of publicly available information, such as the institutional shareholders’ websites, to the best of our knowledge, none of these institutional investors is known to us to be a governmental entity in any of the Relevant Jurisdictions or owned or controlled by a governmental entity in any of the Relevant Jurisdictions. Mrfresh Limited holds 100% of equity interests in each of Mrfresh HK Limited, an entity incorporated in Hong Kong, and Z Box Global Limited, an entity incorporated in the Cayman Islands, and Z Box Global Limited holds 100% of equity interests in Z Box Hong Kong Limited, an entity incorporated in Hong Kong. Therefore, to the best of our knowledge, no governmental entities in any of the Relevant Jurisdictions owned shares of the Consolidated Foreign Operating Entities that are incorporated in Other Jurisdictions.

In terms of the Consolidated Foreign Operating Entities incorporated in mainland China, the Company held 100% of their equity interests, except for the following:

•	Jiangsu Meiri Jiangnan Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests was ultimately held by the Company and the remaining 30.0% of whose equity interests was held by Jiangsu Jiangnan Commerce Group Co., Ltd. Based on the examination of publicly available information, Jiangsu Jiangnan Commerce Group Co., Ltd. was ultimately owned by Changshu City Development Investment Co., Ltd., the Finance Department of Jiangsu Province, and Changshu Yushan Shanghu Resort Zone Administration Committee.

•	Qingdao Meiri Chengyun Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests was ultimately held by the Company and the remaining 30.0% of whose equity interests was held by Qingdao Chengyun Modern Logistics Group Co., Ltd. Based on the examination of publicly available information, Qingdao Chengyun Modern Logistics Group Co., Ltd. was ultimately owned by Qingdao People’s State-owned Assets Supervision and Administration Commission.

•	Qingdao Sansheng Fishing Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests was ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests was ultimately owned by certain natural person.

•	Shexian Xiankuaiduo Vegetable Market Technology Co., Ltd., a PRC entity incorporated in mainland China, 80.0% of whose equity interests was ultimately held by the Company and, based on the examination of publicly available information, the remaining 20.0% of whose equity interests was held by certain natural person.

•	Shanghai Xiankuaiduo Yanhe Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests was ultimately held by the Company and the remaining 30.0% of whose equity interests was held by an independent third party. It had been confirmed by this independent third party that no governmental entities owned any of its equity interests.

•	Daily Ruosen (Hebei) Network Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests was ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests was held by certain natural persons.

•	Shanghai Meizhengxian Technology Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests was ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests was held by certain natural persons.

•	Yunnan Daily Agricultural Fresh Market Management Co., Ltd., a PRC entity incorporated in mainland China, 90.0% of whose equity interests was ultimately held by the Company and, based on the examination of publicly available information, the remaining 10.0% of whose equity interests was held by certain natural person.

•	Qingdao Sansheng Wine Industry Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests was ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests was held by certain natural persons.

•	Jiangxi Daily Market Management Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests was ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests was held by certain natural persons.

•	Inner Mongolia Daily Fresh Supply Chain Management Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests was ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests was held by certain natural person.

•	Jiangxi Youjiaxian Market Management Co., Ltd., a PRC entity incorporated in mainland China, 70.0% of whose equity interests was ultimately held by the Company and, based on the examination of publicly available information, the remaining 30.0% of whose equity interests was held by certain natural person.

•	Meizhou Xiankuaiduo Jiayouxian Vegetable Market Development Co., Ltd. a PRC entity incorporated in mainland China, 80.0% of whose equity interests was ultimately held by the Company and, based on the examination of publicly available information, the remaining 20.0% of whose equity interests was held by certain natural persons.

No governmental entities in any of the Other Jurisdictions held any equity interests in these Consolidated Foreign Operating Entities. Except as provided in the foregoing paragraphs, to the best of our knowledge, no government entities in any of the Relevant Jurisdictions had a controlling financial interest in these Consolidated Foreign Operating Entities.

Paragraph (b)(3) of Item 16I

Based on the analysis in previous paragraphs, to the best of our knowledge, the governmental entities in Relevant Jurisdictions held certain equity interests in certain Consolidated Foreign Operating Entities, including Jiangsu Meiri Jiangnan Technology Co., Ltd. and Qingdao Meiri Chengyun Technology Co., Ltd., but they did not have a controlling financial interest in the Company or the Consolidated Foreign Operating Entities.

Paragraph (b)(4) of Item 16I

In a questionnaire as part of our annual compliance procedures, each director of the Company confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, directors of the Consolidated Foreign Operating Entities are either (i) directors of the Company or (ii) employees of the Company. In terms of these employees of the Company, as part of their employment onboarding process, they are required to provide their background information, including any affiliation with the Chinese Communist Party, to the Company. In addition, it is our policy that employees have obligations to report any external commitment, including their status as officials of the Chinese Communist Party, to the Company during the annual compliance procedures. To date, none of these employee directors has reported to the Company regarding their status as officials of the Chinese Communist Party. Therefore, based on information collected from these employee directors, we believe that none of the members of the board of directors of the Company or the Consolidated Foreign Operating Entities is an official of the Chinese Communist Party.

Paragraph (b)(5) of Item 16I

The currently effective memorandum and articles of association of the Company and the equivalent organizing documents of the Consolidated Foreign Operating Entities do not contain wording from any charter of the Chinese Communist Party.

PART III

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Ninth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2	Registrant’s Specimen Certificate for Class B Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Registrant’s registration statement on Form F-1/A filed with the Securities and Exchange Commission on June 22, 2021 (File No. 333-256903))
2.3	Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated June 24, 2021 (incorporated herein by reference to Exhibit 4.3 to the Registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission on October 18, 2021 (File No. 333-260310))
2.4	Amendment No. 1 to Deposit Agreement, among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and holders and beneficial owners of the American Depositary Receipts issued thereunder dated October 7, 2022 (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)
2.5	Sixth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated February 9, 2021 and Deed of Adherence dated May 31, 2021 (incorporated herein by reference to Exhibit 4.4 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
2.6	Sixth Amended and Restated Right of First Refusal and Co-Sale Agreement among the Registrant and other parties thereto dated February 9, 2021 and Deed of Adherence dated May 31, 2021 (incorporated herein by reference to Exhibit 4.5 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
2.7	Description of Securities (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)
4.1	Amended and Restated 2017 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
4.2	2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
4.4	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.3 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
4.5	Series E Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated August 27, 2018, Deed of Adherence dated October 19, 2018, and Deed of Adherence dated October 26, 2018 (incorporated herein by reference to Exhibit 10.4 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
4.6	Share Purchase and Exchange Agreement among the Registrant and certain other parties thereto dated May 30, 2019 (incorporated herein by reference to Exhibit 10.5 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
4.7	Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated December 30, 2019 (incorporated herein by reference to Exhibit 10.6 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
4.8	Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated April 30, 2020, Supplementary Agreement of Series F Preferred Share Purchase Agreement among the Registrant and certain other parties thereto dated May 15, 2020, and Deed of Adherence dated August 3, 2020 (incorporated herein by reference to Exhibit 10.7 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
4.9	Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated December 9, 2020 and Supplemental Deed among the Registrant and certain other parties thereto dated January 14, 2021 (incorporated herein by reference to Exhibit 10.8 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
4.10	Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated May 28, 2021 (incorporated herein by reference to Exhibit 10.9 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
4.11	Series F Preferred Shares Purchase Agreement among the Registrant and certain other parties thereto dated May 29, 2021 and Supplementary Agreement of Series F Preferred Shares Purchase Agreement among the Registrant and certain other party thereto dated June 18, 2021 (incorporated herein by reference to Exhibit 10.10 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
4.12	Standby Equity Purchase Agreement between the Registrant and YA II PN, LTD. dated March 4, 2022 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)
4.13†	English translation of Strategic Investment Agreement among the Registrant, Qingdao Missfresh E-Commerce Co., Ltd. and Shanxi Donghui Group dated July 14, 2022 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)

4.14*†	Share Purchase Agreement between the Registrant and certain other party thereto dated August 2, 2023
4.15*†	Share Purchase Agreement between the Registrant and certain other party thereto dated August 2, 2023
4.16*†	Share Purchase Agreement between the Registrant, Mejoy Infinite Limited and its shareholder dated August 2, 2023
8.1**	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registrant’s registration statement on Form F-1 filed with the Securities and Exchange Commission on June 8, 2021, as amended (File No. 333-256903))
12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1***	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2***	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Shandong Haoxin Certified Public Accountants Co., Ltd., an independent registered public accounting firm
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.3*	Consent of Han Kun Law Offices
15.4*	Consent of Maples and Calder (Hong Kong) LLP
16.1	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission, dated November 14, 2022, pertaining to the change in independent public accounting firm (incorporated herein by reference to Exhibit 16.1 to the annual report on Form 20-F (File No. 001-40529) filed by the Registrant with the Securities and Exchange Commission on November 14, 2022)
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed on August 3, 2023.

**	Filed herewith.

***	Furnished herewith.

†	Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Form 20-F on its behalf.

Missfresh Limited

By:	/s/ Zheng Xu
Name:	Zheng Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: November 15, 2023